                                                      REGISTRATION NO. 333-51729

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             TRANS-RESOURCES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           2819                          36-2729497
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)

                               9 WEST 57TH STREET

                               NEW YORK, NY 10019
                                 (212) 888-3044
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                LESTER W. YOUNER
                             TRANS-RESOURCES, INC.
                               9 WEST 57TH STREET
                               NEW YORK, NY 10019
                                 (212) 888-3044
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                             EDWARD KLIMERMAN, ESQ.

                      RUBIN BAUM LEVIN CONSTANT & FRIEDMAN
                              30 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10112
                                 (212) 698-7700

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.  [ ]   ________


    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.  [ ]   ________

================================================================================

PROSPECTUS

MAY 14, 1998


                               OFFER TO EXCHANGE
                    10 3/4% SENIOR NOTES DUE 2008, SERIES B
                          FOR ANY AND ALL OUTSTANDING
                    10 3/4% SENIOR NOTES DUE 2008, SERIES A
                                      AND
                  12% SENIOR DISCOUNT NOTES DUE 2008, SERIES B
                          FOR ANY AND ALL OUTSTANDING
                  12% SENIOR DISCOUNT NOTES DUE 2008, SERIES A
                                       OF

                             TRANS-RESOURCES, INC.
                  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,

             NEW YORK CITY TIME, ON JUNE 12, 1998, UNLESS EXTENDED



Trans-Resources, Inc. (the "Company") hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying related Letter of Transmittal (which together constitute the "Exchange Offer"), (i) to exchange $1,000 principal amount of 10 3/4% Senior Notes due 2008, Series B (the "New Senior Notes") of the Company for each $1,000 principal amount of the issued and outstanding 10 3/4% Senior Notes due 2008, Series A (the "Old Senior Notes" and, together with the New Senior Notes, the "Senior Notes") of the Company and (ii) to exchange $1,000 principal amount at maturity of 12% Senior Discount Notes due 2008, Series B (the "New Senior Discount Notes") of the Company for each $1,000 principal amount at maturity of the issued and outstanding 12% Senior Discount Notes due 2008, Series A (the "Old Senior Discount Notes" and, together with the New Senior Discount Notes, the "Senior Discount Notes") of the Company. As of the date of this Prospectus there were outstanding $100,000,000 principal amount of Old Senior Notes and $135,000,000 principal amount at maturity of Old Senior Discount Notes. The terms of the New Senior Notes and the New Senior Discount Notes (together the "New Notes") are identical in all material respects to the Old Senior Notes and the Old Senior Discount Notes (together the "Old Notes"), respectively, except that the offer of the New Notes will have been registered under the Securities Act of 1933, as amended (the "Securities Act") and, therefore, the New Notes will not be subject to certain transfer restrictions, registration rights and related liquidated damage provisions applicable to the Old Notes. The Old Notes and the New Notes are referred to herein collectively as the "Notes."


Interest on the Senior Notes will be payable semi-annually on March 15 and September 15 of each year, commencing September 15, 1998. The Senior Discount Notes were issued at a substantial discount from their principal amount at maturity. Interest on the Senior Discount Notes will accrete from March 16, 1998 and compound semi-annually until March 15, 2003. After March 15, 2003, interest on the Senior Discount Notes will be payable semi-annually on March 15 and September 15 of each year, commencing September 15, 2003. The Notes will mature on March 15, 2008.

Except as described below, the Company may not redeem the Notes prior to March 15, 2003. On or after such date, the Company may redeem the Notes, in whole or in part, at any time at the redemption prices set forth herein, plus accrued and unpaid interest thereon, if any, to the date of redemption. In addition, at any time and from time to time on or prior to March 15, 2001, the Company may, subject to certain requirements, redeem in the aggregate up to 33 1/3% of the originally issued aggregate principal amount of the Senior Notes and up to 33 1/3% of the aggregate principal amount at maturity of the Senior Discount Notes with the net cash proceeds of one or more Public Equity Offerings (as defined) by the Company after which there is a Public Market (as defined), at a redemption price equal to 110.75% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption in the case of the Senior Notes, or 112% of the Accreted

                                                        (continued on next page)
--------------------------------------------------------------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 21 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES.
--------------------------------------------------------------------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

(continued from cover)

Value (as defined) at the date of redemption, in the case of the Senior Discount Notes, provided, however, that at least 66 2/3% of the originally issued aggregate principal amount of the Senior Notes must remain outstanding immediately after each such redemption of Senior Notes and at least 66 2/3% of the originally issued aggregate principal amount at maturity of the Senior Discount Notes must remain outstanding immediately after each such redemption of Senior Discount Notes. See "Description of the New Notes -- Optional Redemption." The Notes will not be subject to any sinking fund requirement. Upon the occurrence of a Change of Control (as defined), the Company will be required to make an offer to purchase the Notes at a price equal to 101% of the principal amount or Accreted Value thereof, as applicable, plus accrued and unpaid interest thereon, if any, to the date of purchase. See "Description of the New Notes -- Offer to Purchase upon Change of Control."

The Notes will be senior unsecured obligations of the Company and will be pari passu in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company and senior in right of payment to all subordinated indebtedness of the Company. The Notes will be effectively subordinated to all secured indebtedness of the Company and to all existing and future indebtedness of the Company's subsidiaries. As of December 31, 1997, after giving effect to the Refinancing (as defined), including the issuance of the Old Notes and the application of the net proceeds therefrom, the Company and its subsidiaries would have had an aggregate of approximately $384.6 million of indebtedness outstanding, including the Notes, of which approximately $201.4 million would have been indebtedness of subsidiaries which would have been effectively senior to the Notes. See "Use of Proceeds" and "Risk
Factors -- Holding Company Structure."


The New Notes are being offered hereunder in order to satisfy certain obligations of the Company under the separate Exchange and Registration Rights Agreements, each dated March 16, 1998, among the Company and the other signatories thereto (the "Exchange and Registration Rights Agreements"), relating to the Old Senior Notes and the Old Senior Discount Notes, respectively. Based upon interpretations contained in letters issued to third parties by the staff of the Securities and Exchange Commission (the "Commission"), the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by each holder thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. Each holder wishing to accept the Exchange Offer must represent to the Company in the applicable Letter of Transmittal that such conditions have been met. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer (an "Exchanging Dealer") must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. Each Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date (as defined herein), it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."


The Company will not receive any proceeds from the Exchange Offer. The Company will pay all the expenses incident to the Exchange Offer. Tenders of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. In the event the Company terminates the Exchange Offer and does not accept for exchange any Old Notes, the Company will promptly return all previously tendered Old Notes to the holders thereof. See "The Exchange Offer."

Prior to the Exchange Offer, there has been no public market for the Notes. The Company does not currently intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active public market for the New Notes will develop. To the extent Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Old Notes may be adversely affected.


UNTIL AUGUST 12, 1998 (90 DAYS AFTER COMMENCEMENT OF THE EXCHANGE OFFER), ALL DEALERS EFFECTING TRANSACTIONS IN THE NEW NOTES, WHETHER OR NOT PARTICIPATING IN THE EXCHANGE OFFER, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                             AVAILABLE INFORMATION

     This Prospectus constitutes a part of a registration statement (the "Registration Statement," which term shall encompass any amendments thereto) filed by the Company with the Commission under the Securities Act. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto and reference is hereby made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.


     As a result of the Exchange Offer, the Company will again become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will file periodic reports and other information with the Commission. The Company has also previously filed such periodic reports, whether or not the Company was subject to said reporting requirements. Such reports and other information can be inspected and copied at the addresses, and may be accessed electronically at the Internet address, set forth above.


     In addition, the Company has agreed that, whether or not it is required to do so by the rules and regulations of the Commission, for so long as any Notes remain outstanding, it will furnish to the registered holders of the Notes and, to the extent permitted by applicable law or regulation, file with the Commission, all quarterly and annual and other documents that would be required to be filed with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act or any successor provision thereto. In addition, for so long as any of the Notes remain outstanding, the Company has agreed to make available to any registered holder (and, upon request, certain others) the information required by Rule 144A(d)(4) under the Securities Act.

     MARKET DATA USED THROUGHOUT THIS PROSPECTUS WAS OBTAINED THROUGH COMPANY RESEARCH, SURVEYS OR STUDIES PURCHASED BY THE COMPANY AND CONDUCTED BY THIRD PARTIES AND FROM INDUSTRY OR GENERAL PUBLICATIONS. THE COMPANY HAS NOT INDEPENDENTLY VERIFIED MARKET DATA PROVIDED BY THIRD PARTIES OR INDUSTRY OR GENERAL PUBLICATIONS. SIMILARLY, INTERNAL COMPANY SURVEYS, WHILE BELIEVED BY THE COMPANY TO BE RELIABLE AND REFLECTING THE COMPANY'S CURRENT ESTIMATES, HAVE NOT BEEN VERIFIED BY ANY INDEPENDENT SOURCES. NO ASSURANCE CAN BE GIVEN REGARDING THE ACCURACY OF SUCH RESEARCH, SURVEYS, STUDIES OR ESTIMATES.

                           FORWARD LOOKING STATEMENTS


     THIS PROSPECTUS CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF THE COMPANY, INCLUDING STATEMENTS UNDER THE CAPTIONS "SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "INDUSTRY" AND "BUSINESS." ALL THESE FORWARD LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION, THOSE RELATING TO FUTURE REVENUES (INDUSTRY GROWTH AND COMPANY EXPECTATIONS, AMONG OTHERS) AND EXPENSES (ANTICIPATED LABOR COST SAVINGS, FUTURE ENVIRONMENTAL COSTS, EXPANSIONS AND CAPITAL EXPENDITURES, AND OUTCOMES OF LEGAL PROCEEDINGS, AMONG OTHERS), AND ISRAELI GOVERNMENT ENTITLEMENTS, ARE BASED ON ESTIMATES AND ASSUMPTIONS MADE BY MANAGEMENT OF THE COMPANY WHICH, ALTHOUGH BELIEVED TO BE REASONABLE, ARE INHERENTLY UNCERTAIN. THEREFORE, UNDUE RELIANCE SHOULD NOT BE PLACED UPON SUCH ESTIMATES AND STATEMENTS. NO ASSURANCE CAN BE GIVEN THAT ANY OF SUCH ESTIMATES OR STATEMENTS WILL BE REALIZED AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD LOOKING STATEMENTS. FACTORS THAT MAY CAUSE SUCH DIFFERENCES INCLUDE: (I) INCREASED COMPETITION; (II) INCREASED COSTS, INCLUDING RAW MATERIALS COSTS AND AVAILABILITY; (III) POLITICAL INSTABILITY, INFLATION, CURRENCY RATES AND GENERAL ECONOMIC CONDITIONS IN THOSE FOREIGN COUNTRIES (INCLUDING, WITHOUT LIMITATION, ISRAEL) IN WHICH THE COMPANY GENERATES A SIGNIFICANT PORTION OF ITS PRODUCTION, SALES AND EARNINGS; (IV) CURRENT OR FUTURE ENVIRONMENTAL DEVELOPMENTS OR REGULATIONS WHICH WOULD REQUIRE THE COMPANY TO MAKE SUBSTANTIAL EXPENDITURES, AND CHANGES IN, OR ANY FAILURE OF THE COMPANY TO COMPLY WITH, SUCH GOVERNMENT REGULATIONS; (V) THE POTENTIALLY HAZARDOUS NATURE OF CERTAIN OF THE COMPANY'S PRODUCTS; (VI) THE ABILITY TO ACHIEVE ANTICIPATED LABOR COST REDUCTIONS IN THE COMPANY'S ISRAELI OPERATIONS;
(VII) NEW PLANT START-UP COSTS; (VIII) THE FINAL OUTCOME OF THE LEGAL PROCEEDINGS (INCLUDING THE TERMS OF ANY SETTLEMENTS THEREOF) TO WHICH THE COMPANY IS A PARTY (SEE "BUSINESS-LEGAL PROCEEDINGS"); (IX) LOSS OR RETIREMENT OF KEY MEMBERS OF MANAGEMENT; AND (X) DEVELOPMENTS IN COMPETING TECHNOLOGIES. MANY OF SUCH FACTORS WILL BE BEYOND THE CONTROL OF THE COMPANY AND ITS MANAGEMENT. FOR FURTHER INFORMATION OR OTHER FACTORS WHICH COULD AFFECT THE FINANCIAL RESULTS OF THE COMPANY AND SUCH FORWARD LOOKING STATEMENTS, SEE "RISK FACTORS."

                                    SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, and the related notes thereto, included elsewhere in this Prospectus. As used in this Prospectus, unless the context otherwise requires, the term "Company" includes Trans-Resources, Inc. and all of its subsidiaries. Unless otherwise indicated, all financial statements used in this Prospectus have been prepared in conformity with United States generally accepted accounting principles and all dollar references are to U.S. dollars. Unless otherwise noted, all references in this Prospectus to tonnage are to "short" tons (2,000 pounds), rather than "metric" tons (approximately 2,200 pounds).

                                  THE COMPANY

COMPANY OVERVIEW

     The Company, operating through its independently managed and financed subsidiaries, is a leading global developer, producer and marketer of specialty plant nutrients and specialty industrial and agricultural chemicals. The Company is the world's largest producer and distributor of agricultural grade potassium nitrate, the global agricultural industry's leading specialty plant nutrient. Potassium nitrate is utilized in specialized agricultural applications for the growth of high-value crops such as fruits, vegetables, flowers and tobacco. The Company is also: (i) the largest global and sole U.S. producer of propanil, the world's leading rice herbicide; (ii) the world's largest producer of technical grade potassium nitrate, used in a variety of industrial applications; (iii) the sole supplier to the U.S. Air Force of nitrogen tetroxide, an aerospace fuel additive; and (iv) the only North American producer of 3,4 dichloroanaline ("DCA"), the principal raw material in the production of propanil. The Company also produces a variety of other chemical products used in agricultural, industrial and pharmaceutical markets. In addition, the Company utilizes its production capacity and manufacturing expertise to provide high-value contract manufacturing services for major multinational companies such as Zeneca, FMC, B.F. Goodrich and Rhone-Poulenc, all of which have been long-term customers of the Company. The Company sells its products through an established global sales, marketing and distribution network to customers in 95 countries and conducts its operations through three product groups: Specialty Plant Nutrients, Industrial Chemicals and Organic Chemicals. For the year ended December 31, 1997, the Company had revenues of $376.5 million and Adjusted EBITDA (as defined) of $54.9 million.

     Specialty Plant Nutrients. The Company's Specialty Plant Nutrients consist of high-value nutrients designed for intensive agriculture, including greenhouses, nurseries and orchards. The Company's flagship product is potassium nitrate, which is marketed principally under the brand names K-Power domestically and Multi-K internationally (collectively referred to as "K-Power"). Potassium nitrate provides potassium and nitrogen, two of the three essential plant nutrients, is water soluble and does not contain chlorine or other environmentally harmful chemical residues that are generally found in commodity fertilizers. The unique combination of these performance characteristics allows potassium nitrate to command a price premium over other potassic plant nutrients and fertilizers and has led to a compound annual growth rate in tons shipped of approximately 6% for the industry over the past five years. With current annual production capacity of approximately 630,000 tons, the Company is the world's largest producer of potassium nitrate. In response to continued growing demand, the Company is in the process of increasing its annual potassium nitrate capacity to approximately 770,000 tons by year-end 1999. The Company believes that it currently accounts for approximately 60% of the world's production of potassium nitrate and 100% of North American production of potassium nitrate.

     The Company's other Specialty Plant Nutrients include those designed for highly specialized horticultural applications. These include: (i) Polyfeed, a fully soluble and chlorine-free blend of varying combinations of plant nutrients containing the three essential plant nutrients, nitrogen, phosphorus and potassium; (ii) Magnisal, which acts as a magnesium supplement;

(iii) monoammonium phosphate, or Multi-MAP, a fully soluble source of nitrogen and phosphorus; (iv) monopotassium phosphate, or Multi-MKP, a fully soluble, chlorine-free source of potassium and phosphorus; and (v) Multicote, a polymer coated specialty plant nutrient which provides for the controlled release of nutrients over specific periods of time ranging from four to 12 months, which optimizes plant feeding and minimizes labor requirements. The Company is also the largest U.S. producer and marketer of high purity liquid fertilizers, which are sold under its Na-Churs brand name and are used both as a starter nutrient in growing corn and in growing high-value crops such as fruits, vegetables and flowers. Specialty Plant Nutrients revenues were approximately $220.5 million for the year ended December 31, 1997.

     Industrial Chemicals. The Company's Industrial Chemicals consist of a broad variety of specialty and other chemicals with applications in multiple end-use markets. The Company's Industrial Chemicals products are generally produced as co-products in the Company's potassium nitrate manufacturing processes. These products provide the Company with the ability to diversify its revenue base while maintaining its leadership position in potassium nitrate and to allocate its fixed costs over a broader base of revenues and products. The Company is the world's largest manufacturer and marketer of technical grade potassium nitrate, a high purity product used for many industrial applications, including the production of television picture tubes, computer screens, other specialty glasses, ceramics, food additives and explosives. The Company is also a manufacturer of potassium carbonate, marketed under the brand name K-Carb. K-Carb is used in the production of television picture tubes, computer screens, ceramics, detergents, in agricultural applications, and in the production of other potassic chemicals. In addition, the Company is the sole supplier to the U.S. Air Force of nitrogen tetroxide, an aerospace fuel additive.

     Additional Industrial Chemicals include phosphoric acid and a variety of phosphate products used in fermentation, food processing and the soft drink industry, detergents, fire extinguishers, fire retardants, fertilizers, metal treatment and industrial cleaning solutions. The Company intends to continue to emphasize the production of high-value phosphate products such as those used in the food and soft drink industries. The Company also produces chlorine sold to industrial and chemical manufacturing companies for water purification and production of paper pulp and PVC pipe. Industrial Chemicals revenues were approximately $109.0 million for the year ended December 31, 1997.

     Organic Chemicals. The Company's Organic Chemicals consist primarily of a variety of herbicides and other products requiring expertise in complex organic synthesis. The Company's Organic Chemicals products include propanil, the world's leading rice herbicide, and DCA, the principal raw material for the production of propanil. The Company is the sole U.S. producer, and the only fully integrated producer worldwide, of propanil, and is the sole producer of DCA in North America. Other Organic Chemicals include Butoxone, a leading peanut and soybean herbicide; diuron, a broad use herbicide used on various crops, including alfalfa and cotton; and ethephon, a cotton, fruit and vegetable growth regulator. The Company also produces and sells a proprietary buffering agent used in industrial and pharmaceutical applications, including contact lens solutions. In addition, the Company utilizes its manufacturing expertise and capacity and serves as a contract manufacturer of organic chemicals for major multinational chemical companies, including Zeneca, FMC, B.F. Goodrich and Rhone-Poulenc, all of which have been long-term customers of the Company. The Company recently formed Riceco LLC ("Riceco") with a strategic partner to market propanil, combination rice herbicides and other rice-related chemicals (other than fertilizers) on a worldwide basis. Organic Chemicals revenues were approximately $47.0 million for the year ended December 31, 1997.

COMPETITIVE STRENGTHS

     Leadership Positions in Targeted Markets. The Company believes it holds the number one position in several agricultural and industrial specialty chemicals markets for several of its products, including agricultural grade potassium nitrate, technical grade potassium nitrate, propanil, nitrogen tetroxide and DCA. The Company believes its leadership positions will allow it to successfully: (i) capitalize on the growing demand for both agricultural and technical grade potassium nitrate; (ii) expand the Company's offerings across all of its product segments; (iii) introduce new applications for existing products; and (iv) increase propanil sales as advanced rice growing techniques utilizing propanil are expected to be increasingly adopted in developing economies.

     Established Global Network and Broad Customer Base. The Company sells its products through an established global sales, marketing and distribution network to customers in 95 countries. Approximately 66% of the Company's total sales in 1997 were outside the U.S., with 39% of sales to European markets and 27% of sales to other international markets including Israeli, African, Australian and Asian markets. The Company's U.S. and Israeli manufacturing operations provide it with cost-effective access to major geographic markets. In addition to its global sales, marketing and distribution network, the Company has a broad customer base. In 1997 no one customer accounted for over 4.0% of total revenues and the top 10 customers accounted for less than 18% of total revenues. This established global network and broad customer base provide the Company with: (i) the ability to market both existing and newly developed products and applications on a worldwide basis to multiple end-use markets, and (ii) diverse sources of revenue and cash flow which minimize exposure to any particular customer, economic cycle or geographic region.

     Manufacturing Expertise. The Company's extensive experience in potassium nitrate production and complex organic synthesis provide it with several competitive advantages. The Company is the world's only commercial scale producer of potassium nitrate using primary synthetic processes. These unique processes allow the Company to produce high purity products utilizing available commodity raw materials and also generate highly marketable co-products such as phosphoric acid and related downstream phosphate products, chlorine and nitrogen tetroxide. The Company's manufacturing processes provide the Company with the ability to: (i) expand its product portfolio; (ii) diversify its revenue stream;
(iii) optimize its product mix to target those products currently enjoying favorable market conditions; and (iv) allocate its fixed costs over additional products and revenues. In addition, as a result of its proven manufacturing expertise, the Company has secured ongoing contract manufacturing relationships with numerous large multinational companies with complex manufacturing needs, including Zeneca, FMC, B.F. Goodrich and Rhone-Poulenc. Further, the Company's manufacturing expertise has allowed it to maintain the strict standards necessary to remain the sole supplier to the U.S. Air Force of nitrogen tetroxide, an aerospace fuel additive, for over 20 years.

     Proven Experience in New Product Development. The Company is a proven leader in the development of new agricultural and industrial products and applications. Since the Company's introduction of potassium nitrate in the 1960s, the Company's agronomic research and development staff has conducted thousands of experiments under a wide range of soil and climatic conditions, developing a comprehensive agronomic database relating to its products. This database provides the Company with the ability to demonstrate the efficacy of its products under specific local climatic conditions, which provides it with a competitive advantage in developing and marketing new products and applications. In addition to potassium nitrate, the Company has also developed many other new products and applications, including: (i) Multicote, a proprietary labor saving polymer coated specialty plant nutrient which provides for the controlled release of nutrients over specific periods of time ranging from four to 12 months; (ii) K-Carb, a product that serves the industrial market for applications in oxidization and cleaning and also serves the agricultural market; (iii) a group of food grade phosphate products; (iv) several Specialty Plant Nutrients blends; and (v) a variety of herbicide products. New products introduced by the Company since 1990 accounted for approximately $50 million of the Company's total revenues in 1997.

     Low Cost Supplier. The Company believes that it is among the lowest cost suppliers in the major markets in which it competes. The Company believes it is the lowest cost supplier of potassium nitrate products to North American and European markets on a delivered cost basis. The Company attributes its low cost position in potassium nitrate to its long-term experience utilizing two unique synthetic production processes, which also generate marketable co-products, and the strategic location of its production facilities in the U.S. and Israel relative to its primary markets in North America and Europe. In addition, the Company believes it is among the lowest cost suppliers of propanil worldwide due to its position as the world's only fully integrated manufacturer of this product.

     Strong Management Team. The Company has assembled a strong and experienced management team both at the corporate and operating levels. The Company's top operating managers have an average of over 20 years of experience in the chemicals industry. Senior operating managers are eligible to receive a significant portion of their compensation through an incentive formula based on economic value added ("EVA") related to the profitability and efficient use of capital of their respective business units. This EVA compensation structure consists of both annual and multi-year incentive plans.

BUSINESS STRATEGY

     Expand Manufacturing Capacity for High Growth Products. The Company has invested approximately $300 million in its manufacturing facilities over the past 10 years to develop sophisticated manufacturing operations, enhance productivity and increase capacity. The Company is currently investing an additional $32 million over the next two years to expand potassium nitrate capacity by over 20% at the Company's facilities in Mishor Rotem, Israel and Vicksburg, Mississippi. In addition, the Company currently intends to invest an aggregate of approximately $31 million in its manufacturing facilities over the next two years to expand capacity for other high growth products. These other planned expansions include additional food grade phosphates manufacturing capacity in Mishor Rotem, Israel and the construction of a plant to manufacture monoammonium phosphate ("MAP") and monopotassium phosphate ("MKP") in Vicksburg, Mississippi. The Company believes that increased capacity will allow it to benefit from continued growth in demand for the Company's major products and allow it to further enhance its market leadership positions.

     Increase Sales in Underpenetrated Markets. The Company believes that it has a significant opportunity to increase sales in underpenetrated geographic markets. The Company's sales outside the U.S. and Western Europe accounted for approximately 27% of total revenues in 1997. The Company intends to increase its penetration in these markets by: (i) opening new marketing offices in targeted regions; (ii) entering into strategic alliances or joint ventures; and (iii) pursuing strategic acquisitions. For example, the Company and a strategic partner recently established Riceco to market rice-related herbicides and other rice-related agrichemicals (other than fertilizers) globally and the Company has also recently established new marketing offices in Mexico, South Africa and China.

     Continued Development of New Products and Applications. The Company intends to continue to leverage its ability to develop and introduce new products and applications to expand its product portfolio of high-value-added products. The Company will utilize its extensive agronomic data base, relationships with professional growers and its technical sales and marketing professionals to identify the needs of its customers and to develop and introduce products which satisfy those needs. For example, the Company has recently introduced the Multicote line of specialty plant nutrients which utilizes polymer coated technology developed by the Company that allows for the controlled release of nutrients over specific periods of time ranging from four to 12 months, which optimizes plant feeding and minimizes labor requirements. Additional new generations of Multicote technology providing for longer release times are being developed. Other product development initiatives include various generic pesticides and herbicides and food phosphates. In addition, the Company is conducting several agronomic research programs in conjunction with universities, professional growers and distributors to further develop the market for its products. These programs include research programs in the U.S., Israel, Italy, Spain, France, the United Kingdom, Greece, Mexico, Brazil, South Africa, China, Japan and the Benelux countries.

     Pursue Strategic Acquisitions, Alliances and Joint Ventures. The Company has successfully grown through acquisitions and alliances and intends to pursue strategic acquisitions, alliances and joint ventures that will allow it to further improve its positions in targeted markets. The Company evaluates opportunities based on their ability to: (i) broaden the Company's product line;
(ii) increase the Company's marketing reach; (iii) generate economies of scale; and (iv) enhance the Company's product development capabilities. The Company's acquisition of Na-Churs Plant Food Company ("Na-Churs"), formation of Riceco and the recent investment in Lego Irrigation Ltd. ("Lego") are examples of the implementation of this strategy. See "History" and "Recent Developments" below.

                                    HISTORY

     In 1986, an investment group led by Mr. Arie Genger, the Company's Chairman of the Board and Chief Executive Officer, entered the specialty plant nutrients and industrial chemicals industries. The Company has successfully grown its business through internal growth, strategic acquisitions and alliances.

     During 1986 and 1988, the Company acquired approximately 93% and 7%, respectively, of the outstanding common stock of Haifa Chemicals Ltd., an Israeli corporation ("HCL") which focused predominantly on the production of potassium nitrate, for an aggregate consideration of approximately $55 million. Since the acquisition of HCL, the Company has significantly increased manufacturing capacity and expanded HCL's product offerings to include many other related Specialty Plant Nutrients and Industrial Chemicals, resulting in an increase in HCL's revenues from $104 million in 1986 to $243 million in 1997, representing a compound annual growth rate of 8.0%.

     In January 1988, the Company acquired the capital stock of Cedar Chemical Corporation, a Delaware corporation ("Cedar"), for approximately $13 million. At the time of the acquisition, Cedar's operations were principally focused on potassium nitrate, propanil and potash. The potash operations were sold in 1996 (see below). Following the acquisition, the Company expanded Cedar's production of Specialty Plant Nutrients and diversified its Industrial Chemicals product offerings. In addition, the Company began producing certain other high-value-added Organic Chemicals, such as diuron, ethephon and trishydroxyaminomethane ("THAM"). By utilizing the Company's manufacturing expertise and extensive marketing capabilities, the Company has grown Cedar's revenues (excluding its potash operations) from $50 million in 1987 to $118 million in 1997, representing a compound annual growth rate of 9.0%.

     In June 1988, the Company's wholly-owned subsidiary, Eddy Potash, Inc. ("EDP"), purchased a potash mining operation for approximately $6 million and the assumption of specified liabilities, which, when combined with Cedar's potash operation, made the Company the largest producer of potash in the United States. In order to focus on its core specialty chemicals products, the Company sold its potash assets during August 1996 for an aggregate consideration of approximately $56 million, resulting in a gain of approximately $23 million.

     In March 1995, the Company acquired the assets of Na-Churs for approximately $2.6 million and the assumption of specified liabilities, which expanded the Company's product offerings into the formulation of highly specialized liquid plant nutrients. Na-Churs' revenues have grown from $18 million in 1994 to $22 million in 1997, representing a compound annual growth rate of 6.9%.

     During August 1997, the Company and a subsidiary of Westrade, Inc., a privately-held Cayman Islands corporation ("Westrade"), formed Riceco to market propanil, combination rice herbicides and other rice-related chemicals (other than fertilizers) on a worldwide basis. Westrade's interest in Riceco is now held by a corporation (the "Westrade Member") which is 50% owned by E.I. Du pont de Nemours and Company ("DuPont") and 50% by the private investment group which currently owns 50% of Westrade. The Company has been advised that DuPont owns the other 50% of Westrade. Westrade produces, markets and distributes various agricultural chemicals. The Company believes that the creation of Riceco will serve to: (i) expand market share through the introduction of propanil combination products; (ii) increase international market share, most notably in the key rice growing regions of Asia and Latin America; (iii) establish Riceco as the premier distribution channel for crop protection products to the global rice industry; (iv) provide operating efficiencies through the elimination of certain selling, general and administrative costs, which will be incurred by Riceco; and (v) provide for better utilization of the Company's manufacturing facilities as a result of increased production of propanil. Under a long-term supply agreement, the Company will produce all of the propanil required by Riceco. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Riceco" and "Business -- Riceco."

                              RECENT DEVELOPMENTS

     Lego Investment. On February 4, 1998, the Company, through HCL, completed the purchase of approximately 42% of the equity of Lego, a leading Israeli developer, manufacturer and marketer of drip irrigation systems, for approximately $11 million. As a result of their solubility, the Company's Specialty Plant Nutrients are highly compatible with modern drip irrigation systems, which are increasingly employed globally to conserve water. The Company intends to use its relationship with Lego to create an integrated approach to market both the Company's Specialty Plant Nutrients and Lego's drip irrigation systems. During 1996, Lego had revenues of approximately $20 million. Under certain circumstances, the Company could be required to increase its equity investment in Lego by an additional $11 million.


     Potential Acquisitions. During February 1998, the Company entered into letters of intent to acquire three manufacturers and distributors of specialty plant nutrients marketed to growers of high-value crops for an aggregate consideration of approximately $14 million. One of the acquisitions has been completed. In addition, during February 1998 the Company entered into a letter of intent to acquire certain organic chemicals operations for an aggregate consideration of approximately $4 million. During May 1998, the acquisition of a portion of these operations was completed. Consummation of the remaining transactions is subject to customary conditions, including, among others, execution of definitive documentation and satisfactory results of due diligence investigations, and there can be no assurance that the remaining acquisitions will be consummated.


                                THE REFINANCING


     On March 16, 1998, the Company refinanced substantially all of its indebtedness under its then outstanding $115 million aggregate principal amount of 11 7/8% Senior Subordinated Notes due 2002 (the "11 7/8% Notes") by consummating the Initial Offering, the Tender Offer and the related Consent Solicitation (each as defined herein) pertaining to the 11 7/8% Notes, using a substantial portion (approximately $118 million) of the net proceeds of the March 16, 1998 issuance and sale of the Old Notes (the "Initial Offering") to repurchase approximately 96% of the 11 7/8% Notes (the "Refinancing").


     In the Tender Offer and Consent Solicitation, the Company offered to purchase up to all (but not less than 66 2/3% in principal amount outstanding) of its 11 7/8% Notes for an amount in cash based on the yield to the earliest redemption date for the 11 7/8% Notes, using a specific reference security (the "Tender Offer"). The Company also solicited consents (the "Consents") from tendering holders to amend the indenture under which the 11 7/8% Notes were issued (the "11 7/8% Notes Indenture") to eliminate substantially all of the restrictive covenants and certain events of default contained therein (the "Consent Solicitation"), and paid a separate consent fee to holders who tendered their 11 7/8% Notes and delivered Consents prior to the expiration of the Consent Solicitation.

     The Company received Consents relating to, and tenders of, approximately 96% of the outstanding principal amount of the 11 7/8% Notes. All of the tendered 11 7/8% Notes were retired and the 11 7/8% Notes Indenture was amended in accordance with the Consent Solicitation.

                               THE EXCHANGE OFFER

Securities Offered.........  Up to $100,000,000 principal amount at maturity of
                             10 3/4% New Senior Notes due 2008 and up to
                             $135,000,000 principal amount at maturity of 12% New Senior Discount Notes due 2008. The terms of the New Senior Notes and the Old Senior Notes and the terms of the New Senior Discount Notes and the Old Senior Discount Notes, respectively, are identical in all material respects, except that the offer of the New Notes will have been registered under the Securities Act and, therefore, the New Notes will not be subject to certain transfer restrictions, registration rights and related liquidated damage provisions applicable to the Old Notes.

The Exchange Offer.........  The Company is offering, upon the terms and subject to the conditions of the Exchange Offer, (i) to exchange $1,000 principal amount of New Senior Notes for each $1,000 principal amount of Old Senior Notes and (ii) to exchange $1,000 principal amount of New Senior Discount Notes for each $1,000 principal amount of Old Senior Discount Notes. The Exchange Offer is intended to satisfy obligations of the Company under the Exchange and Registration Rights Agreements among the Company and Chase Securities Inc. and Donaldson, Lufkin & Jenrette Securities Corporation (collectively, the "Initial Purchasers") entered into in connection with the Initial Offering.

                             Based on interpretations by the staff of the Commission set forth in certain no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder which an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such New Notes. Each holder wishing to accept the Exchange Offer must represent to the Company in the applicable Letter of Transmittal that such conditions have been met.

                             Each Exchanging Dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, an Exchanging Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by an Exchanging Dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such Exchanging Dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this

                             Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

                             Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the New Notes could not rely on the position of the staff of the Commission enunciated in such no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liability under the Securities Act for which the holder is not indemnified by the Company.


Expiration Date............  5:00 p.m., New York City time, on June 12, 1998 unless the Exchange Offer is extended, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is extended.


Conditions to the Exchange
  Offer....................  The Exchange Offer is subject to certain customary conditions, which may be waived by the Company. See "The Exchange Offer -- Conditions."

Procedures for Tendering
Old Notes..................  Each holder of Old Notes wishing to accept the
                             Exchange Offer must complete, sign and date the accompanying related Letter of Transmittal, or a facsimile thereof (or, in the case of a book-entry transfer, transmit an Agent's Message (as defined herein) in lieu thereof), in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile (or Agent's Message), together with the Old Notes and any other required documentation to the Exchange Agent (as defined herein) at the address set forth herein. By executing such Letter of Transmittal (or transmitting an Agent's Message), each holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, that neither the holder nor any such other person has any arrangement or understanding with any person to participate in the distribution of such New Notes and that neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. See "Exchange and Registration Rights Agreements; Purpose and Effect of the Exchange Offer" and "The Exchange Offer -- Procedures for Tendering."

Untendered Old Notes.......  Following the consummation of the Exchange Offer holders of Old Notes eligible to participate but who do not tender their Old Notes will not have any further exchange or registration rights and such Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Old Notes could be adversely affected.

Consequences of Failure to
  Exchange.................  The Old Notes that are not exchanged pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Old Notes may be resold only (i) to the Company, (ii) if the Old Notes are then eligible therefor, pursuant to Rule 144A or Rule 144 under the Securities Act or pursuant to some other exemption under the Securities Act, (iii) outside the United States to a foreign person pursuant to the requirements of Rule 904 under the Securities Act, or (iv) pursuant to an effective registration statement under the Securities Act. See "The Exchange
                             Offer -- Consequences of Failure to Exchange."

Shelf Registration
Statement..................  If any holder of the Old Notes (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
                             Act) is not eligible under applicable securities laws to participate in the Exchange Offer, and such holder has satisfied certain conditions relating to the provision of information to the Company for use therein, the Company has agreed to register the Old Notes on a shelf registration statement (the "Shelf Registration Statement") and to use its reasonable best efforts to cause it to be declared effective by the Commission. The Company has also agreed to file a Shelf Registration Statement under certain other circumstances. The Company has agreed to maintain the effectiveness of the Shelf Registration Statement for, under certain circumstances, a maximum of two years, to cover resales of the Old Notes held by any such holders. See "Exchange and Registration Rights Agreements; Purpose of the Exchange Offer."

Special Procedures for
  Beneficial Owners........  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the applicable Letter of Transmittal and delivering its Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time. Certain holders may be able to tender by complying with the procedures for book-entry transfer. See "The Exchange Offer
                             -- Procedures for Tendering."

Guaranteed Delivery
  Procedures...............  Holders of Old Notes who wish to tender their Old
                             Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes (or comply with the procedures for book-entry transfer), the applicable Letter of Transmittal or any other documents required by such Letter of Transmittal to the Exchange Agent (or transmit an Agent's Message in lieu thereof) prior to the Expiration Date must tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed Delivery Procedures."

Withdrawal Rights..........  Tenders may withdrawn at any time prior to 5:00
                             p.m., New York City time, on the Expiration Date.

Acceptance of Old Notes and
  Delivery of New Notes....  The Company will accept for exchange any and all
                             Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange Offer -- Terms of the Exchange Offer."

Use of Proceeds............  There will be no cash proceeds to the Company from the exchange pursuant to the Exchange Offer.

Exchange Agent.............  State Street Bank and Trust Company.

                                 THE NEW NOTES

General....................  The form and terms of the New Notes are the same as the form and terms of the Old Notes (which they replace) except that (i) the New Notes bear a Series B designation, (ii) the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, and (iii) the holders of New Notes will not be entitled to certain rights under the Exchange and Registration Rights Agreements. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the applicable Indenture under which the Old Notes were issued (the "Indentures"). See "Description of the New Notes."

Issuer.....................  Trans-Resources, Inc.

Securities Offered.........  $100 million aggregate principal amount of 10 3/4%
                             Senior Notes due 2008, Series B, and $135 million aggregate principal amount at maturity of 12% Senior Discount Notes due 2008, Series B, to be issued at a substantial discount to their principal amount at maturity. The issuance of the Old Senior Discount Notes in the Initial Offering generated gross proceeds to the Company of approximately $75.4 million.

Maturity...................  March 15, 2008.

Interest Payment Dates.....  Interest will accrue on the Senior Notes from the
                             Issue Date at an annual rate of 10 3/4% and will be payable semiannually in arrears on March 15 and September 15 of each year, commencing September 15, 1998.


                             The Senior Discount Notes were issued at a substantial discount to their aggregate principal amount at maturity. See "Certain United States Federal Income Tax Considerations." The Senior Discount Notes will accrete to par at March 15, 2003 at a rate of 12% per annum, compounded semiannually, to an aggregate principal amount of $135 million. Cash interest will not be paid on the Senior Discount Notes prior to September 15, 2003. Thereaf-ter, cash interest will be paid at the rate of 12% per annum and will be payable semiannually in arrears on March 15 and September 15 of each year, commencing September 15, 2003.

Sinking Fund...............  None.

Optional Redemption........  Except as described below, the Company may not redeem the Notes prior to March 15, 2003. On and after such date, the Company may redeem the Notes, in whole or in part, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption.

                             At any time and from time to time on or prior to March 15, 2001, the Company may redeem up to 33 1/3% of the original aggregate principal amount of the Senior Notes with the net proceeds of one or more Public Equity Offerings by the Company after which there is a Public Market at a redemption price equal to 110.75% of the principal amount to be redeemed, together with accrued and unpaid interest, if any, to the date of redemption; provided, however, that at least 66 2/3% of the originally issued aggregate principal amount of the Senior Notes must remain outstanding immediately after each such redemption.

                             In addition, at any time and from time to time on or prior to March 15, 2001, the Company may redeem up to 33 1/3% of the originally issued principal amount at maturity of Senior Discount Notes with the proceeds of one or more Public Equity Offerings by the Company after which there is a Public Market at a redemption price equal to 112% of the Accreted Value at the redemption date of the Senior Discount Notes so redeemed; provided, however, that at least 66 2/3% of the originally issued principal amount at maturity of the Senior Discount Notes must remain outstanding immediately after each such redemption. See "Description of the New
                             Notes -- Optional Redemption."

Change of Control..........  Upon the occurrence of a Change of Control, the
                             Company is required to make an offer to repurchase all or a portion of each holder's Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase (or at 101% of the Accreted Value at such date, as applicable). See "Description of the New Notes -- Offer to Purchase upon Change of Control."

Ranking....................  The Notes will be senior unsecured obligations of the Company and will rank pari passu with all existing and future unsecured and unsubordinated indebtedness of the Company, and senior to all subordinated indebtedness of the Company. The Notes will be effectively subordinated to all secured indebtedness of the Company and to all existing and future indebtedness of the Company's subsidiaries. As of December 31, 1997, after giving effect to the Refinancing, the Company and its subsidiaries would have had an aggregate of approximately $384.6 million of indebtedness outstanding, including the Notes, of which approximately $201.4 million would have been indebtedness of subsidiaries which would have been effectively senior in right of payment to the Notes. See "Description of the New
                             Notes -- Ranking."

Restrictive Covenants......  The indentures contain covenants relating to, among other things: (i) the incurrence of additional indebtedness by the Company and the Restricted Subsidiaries (as defined); (ii) the payment of dividends on, and redemption of, capital stock of the Company; (iii) the making of certain investments by the Company and the Restricted Subsidiaries; (iv) certain sales of assets; (v) certain transactions with affiliates; and (vi) consolidations, mergers and transfers of all or substantially all of the Company's assets. All of these limitations and prohibitions are subject to a number of important qualifications and exceptions. See "Description of the New Notes -- Certain Covenants."

Transferability; Absence of
  a Public Market for
  the Notes................  The New Notes have been registered under the
                             Securities Act and will generally be freely transferable (subject to the restrictions discussed elsewhere herein) but will be new securities for which there will not initially be a market. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Old Notes have been designated for trading in the PORTAL market. Following the commencement of the Exchange Offer but prior to its consummation, the Old Notes may continue to be traded in the PORTAL market. Following the consummation of the Exchange Offer, however, the Old Notes will not be eligible for PORTAL trading. The Company does not intend to apply for a listing of the New Notes on any securities exchange or on any automated dealer quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the New Notes.

Use of Proceeds............  There will be no proceeds to the Company from the issuance of the New Notes pursuant to the Exchange Offer. The Company used the net proceeds from the Initial Offering to effect the Refinancing and to pay related accrued interest, fees and expenses, and to repay approximately $13.9 million of bank indebtedness, including $10.9 million of which was borrowed subsequent to December 31, 1997, and currently intends to use the balance of the proceeds from the Initial Offering for working capital and other general corporate purposes of the Company and its subsidiaries, including possible future acquisitions and capital expenditures of certain Restricted Subsidiaries. See "Recent Developments" above and "Use of Proceeds."

                                  RISK FACTORS

     Investors should carefully consider all the information set forth in this Prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" for risks involved with an investment in the Old or New Notes.
                            ------------------------

     The Company, a Delaware corporation, operates through its independently managed and financed subsidiaries, principally: Cedar and Cedar's wholly-owned subsidiary, Vicksburg Chemical Company, a Delaware corporation ("Vicksburg"); Na-Churs; and HCL and HCL's wholly-owned Israeli subsidiary, Haifa Chemicals South Ltd. ("HCSL"). The Company is a wholly-owned subsidiary of TPR Investment Associates, Inc., a privately-held Delaware corporation ("TPR"), owned by Mr. Arie Genger and members of his family (see "Security Ownership of Certain Beneficial Owners and Management"). The principal executive offices of the Company are located at 9 West 57th Street, New York, New York 10019, and the Company's telephone number is (212) 888-3044.

         SUMMARY HISTORICAL AND AS ADJUSTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary historical consolidated financial data as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 and as adjusted consolidated financial data as of December 31, 1997 and for the year then ended. The historical consolidated financial data as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 have been derived from the Company's audited consolidated financial statements which are included elsewhere herein. The unaudited as adjusted Consolidated Statement of Operations Data have been derived from the Company's historical consolidated financial statements and gives effect to the Refinancing as if it had occurred as of the beginning of the period indicated. The unaudited as adjusted Consolidated Balance Sheet Data as of December 31, 1997 gives effect to the Refinancing as if it had occurred on that date. The unaudited as adjusted consolidated financial data are not intended to represent and are not indicative of what the Company's results of operations actually would have been nor are they intended to project the Company's results of operations for any future period. The following information is qualified by reference to, and should be read in conjunction with, "The Refinancing," "Risk Factors," "Capitalization," "Use of Proceeds," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the notes thereto. The 1996 and 1997 results were significantly affected by a labor dispute (the "Haifa Labor Dispute") at the Company's facilities located in Haifa, Israel (the "Haifa Facility"). The Summary Historical and As Adjusted Consolidated Financial Data for the years ended December 31, 1995 and 1996 include the results of the Company's potash operations, which were sold in August 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Significant Developments."

         SUMMARY HISTORICAL AND AS ADJUSTED CONSOLIDATED FINANCIAL DATA

                                                                                                       AS
                                                                         HISTORICAL               Adjusted()(a)
                                                              --------------------------------    -------------
                                                                  YEAR ENDED DECEMBER 31,          YEAR ENDED
                                                              --------------------------------    DECEMBER 31,
                                                                1995        1996        1997          1997
                                                              --------    --------    --------    -------------
                                                                           (DOLLARS IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues....................................................  $385,564    $412,305    $376,531      $ 376,531
Operating costs and expenses:
  Cost of goods sold........................................   323,126     343,930     305,588        305,588
  General and administrative................................    43,193      46,419      42,622         42,622
                                                              --------    --------    --------      ---------
Operating income............................................    19,245      21,956      28,321         28,321
Interest expense............................................   (34,498)    (32,195)    (29,475)       (36,223)
Interest and other income-net(b)............................     9,128      25,448       5,550          5,550
                                                              --------    --------    --------      ---------
Income (loss) before income taxes and extraordinary item....    (6,125)     15,209       4,396         (2,352)
Income tax provision........................................       733       4,016       2,952          2,952
                                                              --------    --------    --------      ---------
Income (loss) before extraordinary item.....................    (6,858)     11,193       1,444         (5,304)
Extraordinary item-net......................................      (103)       (553)         --             --
                                                              --------    --------    --------      ---------
Net Income (loss)...........................................  $ (6,961)   $ 10,640    $  1,444      $  (5,304)
                                                              ========    ========    ========      =========
OTHER CONSOLIDATED FINANCIAL DATA:
Adjusted EBITDA(c)..........................................  $ 39,670    $ 51,464    $ 54,862      $  54,862
Cash interest expense(d)....................................    31,008      29,597      27,488         22,970
Depreciation and amortization(e)............................    20,425      21,499      21,208         21,208
Capital expenditures........................................    35,661      13,570      26,862         26,862
Ratio of net debt to adjusted EBITDA(f).....................                                              5.8x
Ratio of adjusted EBITDA to cash interest expense...........                                              2.4x
CASH PROVIDED (USED) FROM:
Operating activities and working capital management.........  $  1,833    $  3,358    $  9,745      $  12,068
Investment activities.......................................    84,787      35,339     (33,532)       (33,532)
Financing activities........................................   (69,319)    (42,457)     14,432         65,399
CONSOLIDATED BALANCE SHEET DATA (AT END OF PERIOD):
Cash and cash equivalents...................................  $ 32,872    $ 29,112    $ 19,757      $  64,188
Working capital.............................................    82,011      86,986      73,597        124,564
Total assets................................................   467,102     426,631     462,016        510,515
Total debt, including current maturities....................   335,428     299,543     318,674        384,649
Stockholder's equity(g).....................................    20,675      26,254      23,607         12,668

  See Notes to Summary Historical and As Adjusted Consolidated Financial Data

    NOTES TO SUMMARY HISTORICAL AND AS ADJUSTED CONSOLIDATED FINANCIAL DATA

(a) The "as adjusted" presentation gives effect to the sale of the Notes offered hereby and the use of proceeds to the repurchase of $110,090,000 principal amount of the Existing Notes at the Tender Offer price of 107.1% of principal amount, plus accrued interest ($6,536,000), and estimated costs associated with the Refinancing ($6,525,000). The remaining net proceeds from the sale of the Notes are included in cash and cash equivalents in the "as adjusted" year ended December 31, 1997. See "Use of Proceeds."

(b) Includes: (i) gains of $18,100,000 and $1,700,000 in the years ended December 31, 1994 and 1995, respectively, representing the excess of insurance proceeds over the carrying value of certain HCL property destroyed in a fire; (ii) security gains (losses) of ($413,000), $341,000 and $2,713,000 for the years ended December 31, 1995, 1996 and 1997, respectively, and $2,713,000 for the as adjusted year ended December 31, 1997; (iii) foreign currency gains (losses) of $5,400,000, ($1,600,000) and $0 for the years ended December 31, 1995, 1996 and 1997, respectively, and $0 for the as adjusted year ended December 31, 1997; and (iv) a gain of $22,579,000 for the year ended December 31, 1996 relating to the Company's sale of its potash operations in 1996.

(c) Adjusted EBITDA represents EBITDA adjusted by the impact of the Haifa Labor Dispute. EBITDA represents operating income plus depreciation and amortization. EBITDA and Adjusted EBITDA should not be considered as an alternative measure of net income or cash flows from operating, investing and financing activities (all as determined in conformity with generally accepted accounting principles), but is presented to provide additional information related to the Company's debt service capability. EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance or liquidity. The primary difference between EBITDA and cash flows provided by operating activities relates to changes in working capital requirements and payments made for interest and income taxes. EBITDA and Adjusted EBITDA as presented may not be comparable to similarly titled measures reported by other companies, since not all companies necessarily calculate EBITDA and Adjusted EBITDA in identical manners, and, therefore, are not necessarily accurate measures of comparisons between companies.

    The Haifa Labor Dispute is estimated by the Company to have adversely impacted EBITDA by $8,009,000, $5,333,000 and $5,333,000 in the years ended December 31, 1996 and 1997 and the as adjusted year ended December 31, 1997, respectively. These amounts are net of proceeds received from the Israeli manufacturers association fund under HCL's claim for damages, applied for partial contribution towards the costs suffered during the period of the labor disruption. The estimated adverse impact of the Haifa Labor Dispute on EBITDA, excluding the impact of lost revenues, is set forth in table below:

                                                                               HISTORICAL              AS ADJUSTED
                                                                      -----------------------------    ------------
                                                                         YEAR ENDED DECEMBER 31,        YEAR ENDED
                                                                      -----------------------------    DECEMBER 31,
                                                                       1995       1996       1997          1997
                                                                      -------    -------    -------    ------------
                                                                                 (DOLLARS IN THOUSANDS)
      EBITDA......................................................    $39,670    $43,455    $49,529      $49,529
      Impact of Haifa Labor Dispute:
      Increased cost of production resulting from reduced
        manufacturing during the periods, which affected the fixed
        charge component of cost of sales.........................         --      4,110      3,388        3,388
      The cost of raw materials destroyed in the production
        process during work stoppages and job actions.............         --      1,932         --           --
      Lower gross margins resulting from the purchase of finished goods inventory from third parties to meet certain
        customer demand since the HCL plant was not operating
        during the labor disruption (HCL generally produces all
        its finished goods).......................................         --      1,326      3,057        3,057
      Other increased costs, net of proceeds received from the
        Israeli manufacturers association of $2,000,000,
        $3,100,000 and $3,100,000, respectively...................         --        641     (1,112)      (1,112)
                                                                      -------    -------    -------      -------
      Adjusted EBITDA.............................................    $39,670    $51,464    $54,862      $54,862
                                                                      =======    =======    =======      =======

    Adjusted EBITDA does not reflect the gross margin effect of lost revenues attributable to a lack of inventory caused by the decrease in production during the Haifa Labor Dispute. Although it is difficult to precisely quantify lost revenues attributable to the Haifa Labor Dispute, management of the Company believes that the gross margin effect of lost revenues attributable to a lack of inventory during the Haifa Labor Dispute was at least approximately $1,700,000, $3,400,000 and $3,400,000 for the years ended December 31, 1996 and 1997 and for the as adjusted year ended December 31, 1997, respectively, which resulted from estimated foregone sales of approximately $7,600,000, $15,500,000 and $15,500,000 for the years ended
    December 31, 1996 and 1997 and for the as adjusted year ended December 31, 1997, respectively. Management of the Company believes, based on the growth rate in revenues during the nine month period ended September 30, 1996, that quantities sold during the fourth quarter of 1996 and the first quarter of 1997 would have at least equaled quantities sold in the comparable periods of the prior year. Accordingly, the above amounts assume that quantities sold during the fourth quarter of 1996 and the first quarter of 1997 were at least equal to quantities sold during the fourth quarter of 1995 and the first quarter of 1996, respectively. Management believes that the effect of lost revenues attributable to a lack of inventory during the Haifa Labor Dispute is significantly greater than the estimates reflected above.

    Adjusted EBITDA does not reflect an adjustment for the Company's potash operations which were sold in August 1996. Excluding the revenues and EBITDA associated with the Company's potash operations, the Company's consolidated revenues would have been $331,936,000 and $377,001,000 for the years ended December 31, 1995 and 1996, respectively, and Adjusted EBITDA would have been $34,952,000 and $50,817,000, for the years ended December 31, 1995 and 1996, respectively. As stated in the paragraph above, the Adjusted EBITDA amounts set forth herein likewise do not reflect the gross margin effect of net revenues attributable to a lack of inventory caused by the decrease in production during the Haifa Labor Dispute.

(d) Cash interest expense excludes: (i) accretion of interest expense on the Senior Discount Notes; (ii) amortization of deferred financing costs of $1,984,000, $1,190,000 and $891,000 for the years ended December 31, 1995,
     1996 and 1997, respectively, and $886,000 for the as adjusted year ended December 31, 1997, and is net of interest income of $2,459,000, $1,408,000 and $1,131,000 for the years ended December 31, 1995, 1996 and 1997, respectively, and $3,353,000 for the as adjusted year ended December 31, 1997. Cash interest expense is inclusive of capitalized interest of $953,000 and $35,000 for the years ended December 31, 1995 and 1997, respectively, and $35,000 for the as adjusted year ended December 31, 1997.

(e) Depreciation and amortization excludes amortization of deferred financing costs, which is included in interest expense.

(f) Net debt represents total debt, including current maturities, less cash and cash equivalents.

(g) As adjusted includes an extraordinary charge of $10,939,000 (no tax benefit) relating to the early extinguishment of debt in connection with the Refinancing.

                                  RISK FACTORS

     Investors should consider carefully the following factors, as well as the other information and data included in this Prospectus, in evaluating an investment in the Notes.

HOLDING COMPANY STRUCTURE

     The Company is a holding company which conducts all of its operations through its independently managed and financed subsidiaries and currently has no significant operating assets other than its direct and indirect investments in its operating subsidiaries. The Company will be the sole obligor on the Notes. The Notes are not guaranteed by any subsidiary of the Company. All of the Company's operating income is generated by its subsidiaries. The Company must rely on dividends and other advances and transfers of funds from its subsidiaries and earnings from its investments in cash and marketable securities to provide the funds necessary to meet the Company's debt service obligations, including payment of principal and interest on the Notes. The ability of the subsidiaries of the Company to pay dividends or make other payments or advances to the Company will depend upon their operating results and will be subject to applicable laws and restrictions contained in agreements governing the indebtedness of such subsidiaries. Dividends may be paid by an Israeli company only out of "profits available for distribution" (retained earnings). As of December 31, 1997, HCL had approximately $47 million of retained earnings available for dividends. While dividends paid by HCL are subject to withholding tax, such taxes have not been significant. However, no assurance can be given that such withholding taxes will continue to be insignificant. Although the Indentures limit the ability of Restricted Subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments, such limitations are subject to a number of significant qualifications and do not apply to Unrestricted Subsidiaries (as defined). See "Description of the New Notes -- Certain Covenants -- Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries." Credit agreements of the Company's subsidiaries include certain restrictions on dividends and other payments. See "Description of Certain Indebtedness" and Note G of Notes to Consolidated Financial Statements. There can be no assurance that the agreements governing indebtedness of the Company's subsidiaries or any applicable law will permit such subsidiaries to distribute funds to the Company in amounts sufficient to pay the interest and principal on the Notes and the other obligations of the Company. The capital stock of many of the Company's direct and indirect subsidiaries is pledged to secure credit facilities of the Company and certain of its subsidiaries.


     The only significant assets of the Company (other than cash and marketable securities) are its investments in the capital stock of its direct subsidiaries. All of the capital stock of HCL held by the Company is pledged as collateral under a loan agreement with a bank under which there are commitments to lend up to $40 million. If the Company were unable to pay the principal or interest on the Notes, the ability of the holders of the Notes, together with all the other unsecured creditors of the Company, to proceed against the capital stock of HCL would be subject to the prior satisfaction in full of all amounts, if any, owing under this loan agreement.


     In addition, the Notes will be effectively subordinated to all existing and future claims of creditors of the Company's subsidiaries. As of December 31, 1997, such subsidiaries had $310.8 million of total liabilities, including $201.4 million of Indebtedness. The rights of creditors of the Company, including the holders of the Notes, to realize upon assets of any subsidiary of the Company upon such subsidiary's liquidation will be subject to the prior claims of the creditors of such subsidiary, including trade creditors. In such event, there may not be sufficient assets remaining to pay any or all of the amounts due on the Notes. See "Description of Certain Indebtedness."

SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS

     The Company is highly leveraged, with indebtedness that is substantial in relation to its stockholder's equity. As of December 31, 1997, indebtedness was $384.6 million and stockholder's equity was $12.7 million, in each case as adjusted after giving effect to the Refinancing. The Indentures will permit the Company and its subsidiaries to incur or guarantee certain additional indebtedness, subject to certain limitations. See "Description of the New
Notes -- Certain Covenants -- Limitation on Additional Indebtedness."

     The Company's high degree of leverage could have important consequences to holders of the Notes, including, but not limited to, the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes may be impaired in the future; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) the Company is substantially more leveraged than certain of its competitors, which might place the Company at a competitive disadvantage; (iv) the Company may be hindered in its ability to adjust rapidly to changing market conditions; and (v) the Company's high degree of leverage could make it more vulnerable in the event of a downturn in general economic conditions or its business.

     The Company's ability to repay or to refinance its obligations with respect to its indebtedness will depend on its financial and operating performance, which, in turn, is subject to prevailing economic and competitive conditions and to certain financial, business and other factors, many of which are beyond the Company's control. These factors could include operating difficulties, increased operating costs, raw material or product prices, the responses of competitors, regulatory developments and delays in implementing strategic projects. The Company's ability to meet its debt service and other obligations may depend in significant part on the extent to which the Company can successfully implement its business strategy. There can be no assurance that the Company will be able to implement its strategy fully or that the anticipated results of its strategy will be realized. See "Business -- Business Strategy."

     If the Company's cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to reduce or delay capital expenditures, sell assets or seek to obtain additional equity capital or to restructure its debt. There can be no assurance that the Company's cash flow and capital resources will be sufficient for payment of principal of and interest on its indebtedness in the future, or that any such alternative measures would be successful or would permit the Company to meet its scheduled debt service obligations.

     The Company's existing bank facility and certain of its subsidiaries' bank facilities mature prior to the maturity of the Notes. In the event that the Company and its subsidiaries are unable to refinance these credit facilities at maturity or repay them with cash on hand, through asset sales, equity issuances or otherwise, the Company's ability to repay the principal and interest on the Notes could be adversely affected.

     In addition, because obligations under these bank facilities will bear interest at floating rates, an increase in interest rates could adversely affect, among other things, the Company's ability to meet its debt service obligations.


LEGAL PROCEEDINGS



     The Company and certain of its subsidiaries are defendants in private actions under the antitrust laws and suits involving approximately 16,000 claimants relating to the explosion of a tank car containing nitrogen tetroxide which had been produced and sold by Vicksburg. The suits currently seek unspecified damages. Although the Company has to date successfully defended the antitrust actions and has commenced settlement discussions with representatives of the plaintiffs in the tank car explosion actions, there can be no assurance regarding the outcome of these actions, that a settlement of the tank car suits will be achieved, or if a settlement is achieved, that the amount thereof would not be material. See "Business -- Legal Proceedings."


ENVIRONMENTAL MATTERS

     The production of chemicals involves the use, handling and processing of materials that may be considered hazardous within the meaning of applicable environmental or health and safety laws. Accordingly, the Company's operations are subject to extensive Federal, state and local environmental regulatory requirements in the United States and regulatory requirements in Israel governing, among other things, air emissions, waste water discharge, waste storage, treatment and disposal, remediation of releases of hazardous or regulated materials, and the use, handling and processing of regulated materials. Operating permits are required for the operation of the Company's facilities, and these permits are subject to revocation, modification and renewal. Government authorities have the power to enforce compliance with these regulations and permits, and violators are subject to civil and criminal penalties, including civil fines, injunctions or both. Spills or other releases of regulated materials could result in contamination which may require the Company to undertake or fund potentially costly response activities. The Company has entered into consent decrees and administrative orders with certain governmental authorities relating to environmental matters at certain of its facilities. While the Company believes it is in substantial compliance with applicable material environmental requirements, some risk of environmental costs and liabilities is inherent in the Company's operations and products, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred by the Company. Environmental laws and regulations have changed rapidly in recent years and may become more stringent in the future. During 1996 and 1997, the Company incurred environmental clean-up costs of approximately $300,000 and $400,000, respectively. In addition, the plan approved by the Israeli Ministry of Environment for the disposal of liquid acid effluent and sludge requires HCL to spend an aggregate of up to approximately $15 million over four and one-half years, commencing in 1997. See "Business -- Environmental Matters" and Note A of Notes to Consolidated Financial Statements.

OPERATING HAZARDS AND UNINSURED RISKS

     In addition to pollution and other environmental risks (see "Environmental Matters" above), the Company is subject to risks inherent in the chemical industry, such as explosions, fires and chemical spills or releases. Any significant interruption of operations at the Company's principal facilities could have a material adverse effect on the Company. The Company maintains general liability insurance and property and business interruption insurance with coverage limits it believes are adequate. Because of the nature of industry hazards, it is possible that liabilities for pollution and other damages arising from a major occurrence may not be covered by the Company's insurance policies or could exceed insurance coverages or policy limits or that such insurance may not be available at reasonable rates in the future. Any such liabilities, which could arise due to injury or loss of life, severe damage to and destruction of property and equipment, pollution or other environmental damage or suspension of operations, could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Significant Developments -- 1994 Haifa Fire" and
"Business -- Legal Proceedings."

ISRAELI OPERATIONS

     Israeli operations (including HCL's non-Israeli subsidiaries) accounted for approximately 63% of the Company's consolidated assets as of December 31, 1997 and approximately 63% of its consolidated revenues for the year then ended. The Company maintains major manufacturing facilities in Israel and plans to expand its capacity by constructing additional facilities in Israel. Approximately 90% of HCL's production is exported from Israel, and, accordingly, HCL is dependent on foreign markets and its ability to reach those markets. Consequently, the Company is affected by social, political and economic conditions affecting Israel, and any major hostilities involving Israel or curtailment of trade between Israel and its current trading partners, either as a result of hostilities or otherwise, could have a material adverse effect on the Company. However, since its establishment in 1966, HCL's operations have never been materially adversely affected by any military action.

     The impact of inflation upon HCL's operations is determined by the relationship between inflation in Israel and the changes in the exchange rate between the New Israeli Shekel ("NIS") and the U.S. Dollar. Generally, it is only in circumstances when the rate of Israeli inflation exceeds the rate of NIS devaluation that the Company is adversely affected. However, since only approximately $59 million of HCL's 1997 annual operating costs are denominated in NIS, HCL is exposed to inflation in Israel to a limited extent. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Inflation" and "Conditions in Israel."

ISRAELI LABOR RELATIONS

     Most of the Company's employees in Haifa are covered by collective bargaining agreements. The Company has experienced several work stoppages and other actions which have adversely affected its Israeli operations. The current collective bargaining agreement, entered into on March 10, 1997 after an extended labor dispute and a plant shut-down, expires December 31, 1999. There can be no assurance as to the terms of any future collective bargaining agreements, or that such future agreements will be achieved without labor strife. See "Management's Discussion and Analysis at Financial Condition and Results of Operations -- Significant Developments -- Haifa Labor Dispute" and "Business -- Employees."

INTERNATIONAL OPERATIONS; FOREIGN CURRENCY EXPOSURE

     The Company currently sells its products in 95 countries and plans to pursue further international opportunities for growth. However, international operations generally are subject to risks that are not present in domestic operations, including restrictions on dividends and the repatriation of funds, withholding and other taxes, fluctuations in currency exchange rates, difficulties in collecting accounts receivable, price controls, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, reduced protection for intellectual property rights and political instability, any of which could adversely impact the Company's international sales and operations.

     More specifically, the Company is exposed to fluctuations in currency exchange rates through HCL, which receives a substantial portion of its sales revenue in Western European currencies. Accordingly, to the extent that the U.S. dollar weakens or strengthens versus the applicable foreign currency, HCL's results are favorably or unfavorably affected. The Company often manages this exposure by entering into foreign currency forward exchange contracts. Such contracts generally are entered into with respect to anticipated revenues denominated in foreign currencies for which timing of the receipt of payment can be reasonably estimated. No assurances can be given that such hedging activities will not result in losses which will have an adverse effect on the Company's financial condition or results of operations. In addition, there are times when the Company does not hedge against foreign currency fluctuations and is therefore subject to the risks associated with fluctuations in currency exchange rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Foreign Currencies" and Note A of Notes to Consolidated Financial Statements.

RAW MATERIALS AND SUPPLIERS

     HCL obtains its major raw materials, potash and phosphate rock, in Israel. HCL purchases potash solely from Dead Sea Works Ltd. ("DSW") in accordance with two contracts which expire in 1999 and 2005. The contracts provide for prices to be established quarterly, based on the weighted average of the FOB Israeli port prices paid to DSW by its overseas customers during the preceding quarter plus certain adjustments thereto. HCL currently is purchasing phosphate rock from Rotem Amfert Negev Ltd. ("Rotem") according to the terms of a variable price contract which expired in 1996, which is currently being renegotiated. DSW and Rotem, which are affiliated with each other, are the sole suppliers in Israel of potash and phosphate rock, respectively. While HCL views its current relationships with both of its principal suppliers to be good, the loss of supply from either of these sources could have a material adverse effect on the Company. In addition, another of the Company's primary materials, ammonia, has experienced significant historical price fluctuations. Significant increases in the price of ammonia or other commodity raw materials, such as potash, could have a material adverse effect on the Company's operations. See "Business -- Raw Materials."

COMPETITION

     In Specialty Plant Nutrients, the Company primarily competes with Sociedad Quimica y Minera de Chile, S.A. ("SQM"), a publicly traded Chilean manufacturer of potassium nitrate and other chemicals, and to a lesser extent with other producers, the most recent of which, Norsk Hydro, began production in spring 1997 with a rated capacity of approximately 33,000 tons per annum. A new prospective Chilean entrant, Minera Yolanda S.A. ("Yolanda"), a subsidiary of KAP Resources Limited ("KAP"), a publicly traded British Columbia company, has announced plans to achieve annual production capacity of approximately 275,000 tons of finished nitrate products, which may include potassium nitrate, by August 1998, after several delays in prior years. Given Yolanda's prior delays, the Company cannot predict whether or when Yolanda will actually begin production and, if so, what its actual production levels will be. In addition, Arab Potash Company ("APC") has announced plans for the construction of 110,000 tons of annual capacity. The Company believes that the announced project by APC could be delayed beyond 2002. The Company believes that its sales volumes will not be materially affected by new capacity, due to expected delays and uncertain product quality from the new entrants, as well as projected growth in global demand. Competition among producers of agricultural grade potassium nitrate is primarily driven by customer preferences for quality, reliability, custom specifications and price.

     In Industrial Chemicals, the Company competes with a wide variety of large and small specialty and commodity chemical companies including SQM, Haldor Topsoe, Budenheim, Hoechst, Rhone-Poulenc, FMC, Armand Products Company ("Armand"), ASHTA Chemicals Inc. ("ASHTA"), and Vulcan Materials Company ("Vulcan"). The primary competitive factors in the industrial chemicals market are product quality, technical specifications and price.

     In Organic Chemicals, the Company primarily competes with a wide variety of large and small specialty and commodity chemical companies, including Griffin, Dow, Monsanto, AgrEvo (joint venture of Hoechst and Schering), Rhone-Poulenc, Rohm and Haas and Zeneca. Competitive factors in the production of organic chemicals primarily consist of manufacturing expertise in specific complex chemical processes, vertical integration, flexible manufacturing facilities and price. In addition, new biotechnologies, including genetic engineering of crops, could adversely affect the Company's business in this industry. The Company cannot predict whether or when its products will be affected by such technologies, nor what the actual effect might be.

     Many of the Company's principal competitors are less highly leveraged than the Company and have greater financial resources than the Company. In addition, a number of the Company's niche product applications are customized or sold into selected specialized markets. There can be no assurance that these specialized markets will not attract additional competitors that could have greater financial, technological, manufacturing and marketing resources than the Company. See "Business -- Competition."

ACQUISITION STRATEGY

     As part of its strategy, the Company seeks to acquire businesses. A portion of the proceeds of the Notes may be used for this purpose. There can be no assurance that the Company will find attractive acquisition candidates or succeed at effectively managing the integration of acquired businesses into the Company's existing structure. If the expected synergies from such transactions do not materialize or the Company fails to successfully integrate new businesses into its existing structure, the Company's results of operations could be adversely affected.

CONTROL BY SOLE STOCKHOLDER

     Mr. Arie Genger, Chairman of the Board and Chief Executive Officer of the Company, and members of his family, directly or indirectly own all of the capital stock of the Company's parent corporation, TPR. Accordingly, Mr. Genger controls the election of all of the directors of Trans-Resources, Inc. The interests of Mr. Genger and his family may differ from the interests of the holders of the Notes. The common stock of the Company has been pledged by TPR to secure the repayment of a $7 million note issued by TPR to a former indirect stockholder and director of the Company. The Indentures require the Company to make an offer to repurchase all of the Notes at 101% of principal amount or Accreted Value, as the case may be, plus accrued interest, if any, to the date of repurchase in certain circumstances involving a Change of Control of the Company. There can be no assurance that the Company would have sufficient funds to pay for all the Notes it might be required to purchase. Certain events involving a Change of Control may result in an event of default under credit facilities of the Company and its subsidiaries. See "Management," "Security Ownership of Certain Beneficial Owners and Management," "Description of Certain Indebtedness" and "Description of the New Notes -- Offer to Purchase upon Change of Control."

ABSENCE OF PUBLIC MARKET; ADVERSE EFFECT ON MARKET FOR OLD NOTES

     There is no public market for the Old Notes, although the Old Notes are eligible for trading in PORTAL by "Qualified Institutional Buyers" as defined in Rule 144A under the Securities Act ("QIBs") until the consummation of the Exchange Offer. The Initial Purchasers have acted as market makers for the Old Notes and have advised the Company that they currently intend to make a market in the New Notes. However, the Initial Purchasers are not obligated to do so and any market making may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the Exchange Offer or the effectiveness of a shelf registration statement in lieu thereof. The Company does not intend to apply for listing of the New Notes on any securities exchange or for quotation of the New Notes through any automated quotation system. Accordingly, there can be no assurance that an active public market for the New Notes will develop or as to the liquidity of any market that may develop, the ability of holders of New Notes to sell their New Notes or the price at which such holders would be able to sell their New Notes. In addition, to the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for the untendered and tendered but unaccepted Old Notes could be adversely affected. The liquidity of, and trading market for, both the Old Notes and the New Notes also may be adversely affected by general declines in the market or by declines in the market for similar securities. Such declines may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, the Company.

ADVERSE CONSEQUENCES OF FAILURE TO ADHERE TO EXCHANGE OFFER PROCEDURES

     Issuance of the New Notes in exchange for Old Notes pursuant to the Exchange Offer will be made only after a timely receipt by the Exchange Agent of such Old Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of Old Notes desiring to tender such Old Notes in exchange for New Notes should allow sufficient time to ensure timely delivery. Neither the Company nor the Exchange Agent is under any duty to give notification of defects or irregularities with respect to the tender of Old Notes for exchange. Old Notes that are not tendered or are tendered but not accepted will, following the consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof and, upon consummation of the Exchange Offer, certain registration rights under the Exchange and Registration Rights Agreements will terminate.

RECEIPT OF RESTRICTED SECURITIES UNDER CERTAIN CIRCUMSTANCES

     Any holder of Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. See "The Exchange Offer -- Consequences of Failure to Exchange."

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

     This Prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this Prospectus, including, without limitation, those regarding the Company's financial position, business strategy, projected costs, and plans and objectives of management for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed herein under "Risk Factors" and elsewhere in this Prospectus including, without limitation, in conjunction with the forward-looking statements included in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by the Cautionary Statements.

                                THE REFINANCING

     In the Refinancing, the Company refinanced approximately 96% of its outstanding indebtedness under the 11 7/8% Notes by consummating the Initial Offering, the Tender Offer and the related Consent Solicitation.

     Pursuant to a separate Offer to Purchase and Consent Solicitation Statement dated February 12, 1998, the Company offered to repurchase any and all (but not less than 66 2/3% in principal amount outstanding) of its outstanding 11 7/8% Notes at a price equal to $1,071.08 per $1,000 principal amount of 11 7/8% Notes, which was calculated based on: (i) the present value on the payment date of $1,052.80 per $1,000 principal amount of each 11 7/8% Note (the amount payable on July 1, 1998, which is the first date on which the 11 7/8% Notes are redeemable), determined on the basis of the yield to July 1, 1998 equal to the yield (5.31%) on the 6 1/4% U.S. Treasury Note due June 30, 1998 as of 2:00 p.m., New York City Time, on February 26, 1998, the tenth business day immediately preceding the expiration date of the Tender Offer, minus (ii) $5 per $1,000 principal amount of 11 7/8% Notes. Each tendering holder also received accrued and unpaid interest up to, but not including, the expiration date of the Tender Offer. In connection with the Tender Offer, the Company also solicited Consents from the tendering holders of 11 7/8% Notes to certain proposed amendments (the "Indenture Amendments") to the 11 7/8% Notes Indenture, which amendments, among other things, eliminated substantially all of the restrictive covenants and certain events of default contained in the 11 7/8% Notes Indenture. Holders of 11 7/8% Notes who timely consented to such amendments also received a consent payment equal to 0.5% of the principal amount of the related 11 7/8% Notes ($5 per $1,000 principal amount). Consummation of the Tender Offer was conditioned upon receipt of Consents (and related tenders) of more than 66 2/3% of the aggregate principal amount of the 11 7/8% Notes outstanding (excluding for such purposes any 11 7/8% Notes held at such time by the Company or any of its affiliates) and the satisfaction of certain other conditions, including the consummation of the Initial Offering. The Company received tenders of, and Consents relating to, approximately 96% of the outstanding principal amount of the 11 7/8% Notes. The Company and the trustee under the 11 7/8% Notes Indenture executed a supplemental indenture containing the Indenture Amendments. The Company may repurchase the remaining 11 7/8% Notes in the future in open market transactions, privately negotiated purchases or otherwise, or may redeem the remaining 11 7/8% Notes on or after July 1, 1998, in whole or in part, at the applicable redemption prices set forth in the 11 7/8% Notes.

                                USE OF PROCEEDS

     The Exchange Offer is intended to satisfy certain of the Company's obligations under the Exchange and Registration Rights Agreements. The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. In consideration for issuing the New Notes contemplated in this Prospectus, the Company will receive Old Notes in like principal amount, the form and terms of which are identical to the forms and terms of the New Notes (which replace the Old Notes), except as otherwise described herein. The Old Notes surrendered in exchange for New Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase or decrease in the indebtedness of the Company.

     The net proceeds to the Company from the sale of the Old Notes were approximately $169.3 million. Approximately $124.8 million of the net proceeds were used to fund the Tender Offer and Consent Solicitation with respect to the approximately 96% of the outstanding 11 7/8% Notes which were tendered and to pay related accrued interest, fees and expenses. See "The Refinancing." The Company also used the proceeds from the sale of the Old Notes to repay approximately $13.9 million of bank indebtedness, including $10.9 million of which was borrowed subsequent to December 31, 1997, of which $9.0 million was dividended to TPR. The Company currently intends to use the balance of the proceeds ($30.6 million) from the sale of the Old Notes for working capital and other general corporate purposes of the Company and its subsidiaries, which may include future acquisitions and planned capital expenditures of certain Restricted Subsidiaries. The Company may repurchase some or all of the remaining approximately $5 million aggregate principal amount of 11 7/8% Notes in the future in open market transactions, privately negotiated purchases or otherwise, or redeem them in accordance with the terms of the 11 7/8% Notes. Proceeds from the Initial Offering may also be used for this purpose. Pending utilization of the proceeds of the Initial Offering, the Company currently intends to invest such proceeds in short-term investments earning interest at rates which currently are substantially lower than the rates borne by the Notes.

                                 CAPITALIZATION

     The following table sets forth the historical cash and cash equivalents and capitalization of the Company at December 31, 1997, and the cash and cash equivalents and capitalization of the Company at such date as adjusted to give effect to the repurchase of $110.1 million aggregate principal amount of the 11 7/8% Notes in the Refinancing. This table should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere herein.

                                                                 DECEMBER 31, 1997
                                                              -----------------------
                                                                              AS
                                                               ACTUAL     Adjusted(a)
                                                              --------    -----------
                                                              (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................  $ 19,757     $ 64,188
                                                              ========     ========
Total debt, including current portion:
  Senior Notes..............................................  $     --     $100,000
  Senior Discount Notes.....................................        --       75,408
  Other Senior indebtedness(b)..............................   204,386      204,386
  11 7/8% Notes (net of unamortized discount of $712,000 and
     $55,000, respectively).................................   114,288        4,855
                                                              --------     --------
          Total debt........................................   318,674      384,649
Stockholder's equity(c).....................................    23,607       12,668
                                                              --------     --------
          Total capitalization..............................  $342,281     $397,317
                                                              ========     ========

---------------
(a) Except as described herein, as adjusted does not give effect to events occurring after December 31, 1997, including: (i) additional incurrence of $9 million of long-term debt, principally used to fund a $9.75 million dividend in February 1998 to TPR; (ii) utilization of a portion of the Company's existing revolving loan commitments and other credit lines to finance (a) approximately $14.1 million of seasonal working capital needs,
    (b) approximately $5.2 million of capital expenditures pursuant to the Company's plans to expand its potassium nitrate and MAP/MKP capacity and (c) approximately $10.5 million relating to financing the acquisitions described under "Recent Developments"; and (iii) an estimated after-tax gain on the consummation of the Laser/ESC merger of approximately $22.4 million, representing the Company's receipt of marketable equity securities of ESC in the amount of approximately $32.0 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Significant Developments -- Laser Investment."

(b) Other Senior indebtedness primarily includes approximately $148.5 million of indebtedness under various bank agreements of HCL and its subsidiaries and approximately $51.9 million of indebtedness of Cedar under its credit facility. See Note G of Notes to Consolidated Financial Statements and "Description of Certain Indebtedness."

(c) As adjusted gives effect to the reduction in stockholder's equity of approximately $10.9 million from the early extinguishment of debt in connection with the Refinancing.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary selected consolidated historical financial data as of and for each of the five years in the period ended December 31, 1997. The historical consolidated financial data as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 have been derived from the Company's audited consolidated financial statements, which are included elsewhere herein. The following information is qualified by reference to, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto. The 1996 and 1997 results were significantly affected by the Haifa Labor Dispute. The Selected Historical Consolidated Financial Data for each of the four years in the period ended December 31, 1996 include the results of the Company's potash operations, which were sold in August 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Significant Developments."

                                                               YEAR END DECEMBER 31,
                                                ----------------------------------------------------
                                                  1993       1994       1995       1996       1997
                                                --------   --------   --------   --------   --------
                                                               (DOLLARS IN THOUSANDS)

CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues......................................  $326,315   $334,107   $385,564   $412,305   $376,531
Operating costs and expenses:
  Cost of goods sold..........................   255,563    265,795    323,126    343,930    305,588
  General and administrative..................    38,375     37,780     43,193     46,419     42,622
                                                --------   --------   --------   --------   --------
Operating income..............................    32,377     30,532     19,245     21,956     28,321
Interest expense..............................   (27,405)   (28,369)   (34,498)   (32,195)   (29,475)
Interest and other income - net(a)............     6,014     15,056      9,128     25,448      5,550
                                                --------   --------   --------   --------   --------
Income (loss) before income taxes and
  extraordinary item..........................    10,986     17,219     (6,125)    15,209      4,396
Income tax provision..........................     7,920     14,669        733      4,016      2,952
                                                --------   --------   --------   --------   --------
Income (loss) before extraordinary item.......     3,066      2,550     (6,858)    11,193      1,444
Extraordinary item - net......................    (8,830)        --       (103)      (553)        --
                                                --------   --------   --------   --------   --------
Net income (loss).............................   $(5,764)    $2,550    $(6,961)   $10,640     $1,444
                                                ========   ========   ========   ========   ========
OTHER CONSOLIDATED FINANCIAL DATA:
Depreciation and amortization(b)..............   $20,027    $19,088    $20,425    $21,499    $21,208
Capital expenditures..........................    29,056     93,314     35,661     13,570     26,862
Dividends paid................................     7,508      4,466      1,707      6,059      4,586
Ratio of earnings to fixed charges(c).........       1.4x       1.4x        --        1.4x       1.1x
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and cash equivalents.....................   $25,742    $15,571    $32,872    $29,112    $19,757
Working capital...............................   103,776     66,294     82,011     86,986     73,597
Total assets..................................   365,865    550,954    467,102    426,631    462,016
Total debt, including current maturities(d)...   264,238    408,411    335,428    299,543    318,674
Stockholder's equity..........................    15,794     20,550     20,675     26,254     23,607

---------------
(a) Includes: (i) gains of $18,100,000 and $1,700,000 in the years ended December 31, 1994 and 1995, respectively, representing the excess of insurance proceeds over the carrying value of certain HCL property destroyed in a fire; (ii) security gains (losses) of $2,261,000, ($1,178,000), ($413,000), $341,000 and $2,713,000 for the years ended December 31, 1993,
    1994, 1995, 1996 and 1997, respectively; (iii) foreign currency gains (losses) of $850,000, ($3,800,000), $5,400,000, ($1,600,000) and $0 for the
    years ended December 31, 1993, 1994, 1995, 1996 and 1997, respectively; and
    (iv) a gain of $22,579,000 in the year ended December 31, 1996 relating to the Company's sale of its potash operations in 1996.

(b) Depreciation and amortization excludes amortization of deferred financing cost of $4,463,000, $1,771,000, $1,984,000, $1,190,000 and $891,000 for the
    years ended December 31, 1993, 1994, 1995, 1996 and 1997, respectively, which is included in interest expense.

(c) For purposes of determining the ratio of earnings to fixed charges, "earnings" consist of income before income taxes and equity in the earnings
    (loss) of Laser Industries Limited and fixed charges and fixed charges consist of interest (including capitalized interest) on all indebtedness, amortization of deferred financing costs and that portion of rental expense that management believes to be representative of interest. The deficiency in earnings to fixed charges was $6,600,000 for the year ended December 31, 1995.

(d) Total debt in 1994 was collateralized, in part, by $100,000,000 of certificates of deposit, which were included in "other current assets" in the December 31, 1994 Consolidated Balance Sheet.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

     The Company is a multinational manufacturer of Specialty Plant Nutrients, Industrial Chemicals and Organic Chemicals. The Company is the world's largest producer of potassium nitrate, which is a specialty plant nutrient utilized in the intensive cultivation of high-value cash crops such as fruits, vegetables and flowers. The Company is also the world's largest and only fully integrated producer of propanil, which is the world's leading rice herbicide. Prior to August 16, 1996 the Company was also the largest U.S. producer of potash (see "Significant Developments -- Sale of Potash Operations" below). For the year ended December 31, 1997 the Company's revenues from Specialty Plant Nutrients, Industrial Chemicals and Organic Chemicals were 58.6%, 28.9% and 12.5%, respectively, of total revenues.

     The Company's operating costs and expenses consist of cost of goods sold and general and administrative expenses. Cost of goods sold includes raw material costs, utilities, labor and distribution costs. General and administrative expenses include costs of the Company's sales force and other general and administrative functions.

FOREIGN CURRENCIES

     The Company has no significant foreign currency denominated revenues except at HCL. Approximately $135 million of HCL's total sales for the year ending December 31, 1998 are estimated to be made in currencies other than the U.S. dollar, principally Western European currencies. Accordingly, to the extent that the U.S. dollar weakens or strengthens versus the applicable corresponding foreign currency, HCL's results are favorably or unfavorably affected. In order to mitigate the impact of currency fluctuations against the U.S. dollar, the Company has a policy of hedging a significant portion of its foreign revenues denominated in Western European currencies by entering into forward exchange contracts. A portion of these contracts qualify as hedges pursuant to Statement of Financial Accounting Standards No. 52 and, accordingly, applicable unrealized gains and losses arising therefrom are deferred and accounted for in the subsequent year as part of revenues. Unrealized gains and losses for the remainder of the forward exchange contracts are recognized in income currently. If the Company had not followed such a policy of entering into forward exchange contracts in order to hedge its foreign revenues, and instead recognized income based on the then prevailing foreign currency rates, the Company's income before income taxes for the years ended December 31, 1997, 1996 and 1995 would have increased (decreased) by approximately ($7.0 million), ($5.3 million) and $11.2 million, respectively.

     The principal purpose of the Company's hedging program (which is for other than trading purposes) is to mitigate the impact of fluctuations against the U.S. dollar, as well as to protect against significant adverse changes in exchange rates. Accordingly, the gains and losses recognized relating to the hedging program in any particular period and the impact on revenues had the Company not had such a program are not necessarily indicative of its effectiveness.

     The Company determines when to enter into hedging transactions based on its ongoing review of the currency markets. As of January 26, 1998, and after considering current market conditions, the Company has hedged approximately 35% of its expected foreign currency denominated revenues for 1998.

RICECO

     During August 1997, the Company and Westrade formed Riceco to market propanil, combination rice herbicides and other rice-related chemicals (other than fertilizers) on a worldwide basis. Westrade's interest in Riceco is now held by the Westrade Member, which is 50% owned by DuPont and 50% by the private investment group which currently owns 50% of Westrade. The Company has been advised that DuPont owns the other 50% of Westrade. Westrade produces, markets and distributes various agricultural chemicals.

     The Company and the Westrade Member each have a 50% equity interest in Riceco and each exercises equal voting rights. Riceco's profits and losses are currently allocated 60% to the Company and 40% to the Westrade Member, but under specified conditions would be adjusted to 50% to each. At closing, both members contributed product registrations, labels, and customer lists to Riceco and subsequently each member provided an interim working capital loan of $1.25 million to be repaid in 1998 in accordance with covenants contained in a Riceco loan agreement. Under a long-term supply agreement, the Company will produce all of the propanil required by Riceco.

     The Company believes that the creation of Riceco will serve to: (i) expand market share through the introduction of propanil combination products; (ii) increase international market share, most notably in the key rice growing regions of Asia and Latin America; (iii) establish Riceco as the premier distribution channel for crop protection products to the global rice industry;
(iv) provide operating efficiencies through the elimination of certain costs; and (v) provide for better utilization of the Company's manufacturing facilities as a result of increased production of propanil.

     The Company accounts for its investment in Riceco utilizing the equity method of accounting.

SIGNIFICANT DEVELOPMENTS

     Haifa Labor Dispute. During the fourth quarter of 1996 and the first two quarters of 1997, the Company's operations were adversely impacted by the Haifa Labor Dispute.

     Most employees at the Haifa Facility are members of the "Histadrut," the Israeli national labor federation, and are represented by collective bargaining units. Terms of employment of most employees at the Haifa Facility are currently governed predominantly by a Specific Collective Agreement ("SCA") negotiated by the Company with the Histadrut, the respective unions representing the employees and representatives of the employees.

     In 1994, an agreement was signed with the unions and the representatives of the technicians and engineers at the Haifa Facility for the three year period ended December 31, 1996. In 1995, an SCA was signed with the unions and representatives of the other employees for the two year period ended December 31, 1996. In September 1996, the Company announced the cancellation of such agreements effective upon their expiration dates and its intention to negotiate a new SCA with basic changes aimed at reducing labor costs and enhancing operating flexibility for the period following December 31, 1996.

     As a result of the announced cancellation of the labor agreements, the Company suffered several work stoppages and other job actions which adversely affected productivity at the Haifa Facility during October and November 1996, including a period of temporary plant shut-down. On December 3, 1996 the plant was shut down until March 10, 1997 when a new SCA providing for certain wage freezes and reductions in benefits was signed for the three year period ending December 31, 1999. Subsequent to March 10, 1997, the Haifa Facility re-opened and gradually began production. By the end of May 1997 and subsequent thereto, the Haifa Facility was generally operating at approximately full capacity; however, there have been several periods of operations at less than full capacity due to the need for increased maintenance for certain equipment resulting from the lengthy period of shut-down.

     The Company's financial results subsequent to the commencement of the Haifa Labor Dispute have been adversely affected (particularly in the fourth quarter of 1996 and the first quarter of 1997) as a result of several factors, including: (i) the increased cost of production resulting from reduced manufacturing during the periods which affected the fixed charge component of cost of sales; (ii) the cost of raw materials destroyed in the production process during work stoppages and job actions; (iii) lower gross margins due to inventory shortages which required purchases from third parties at substantially increased costs compared to the Company's costs; and (iv) increased general and administrative expenses arising from higher security and other costs. These adverse impacts were partially offset by lower labor costs during the Haifa Labor Dispute. The Haifa Labor Dispute is estimated by the Company to have adversely impacted EBITDA by approximately $5.3 million and $8.0 million in the years ended December 31, 1997 and 1996, respectively. These amounts are net of proceeds received from the Israeli manufacturers association fund under HCL's claim for damages, applied for partial contribution towards the costs suffered during the period of the labor disruption. Such reimbursement amounted to $3.1 million and $2.0 million in the years ended December 31, 1997 and 1996, respectively.

     The adverse impact on EBITDA described in the paragraph above does not reflect the gross margin effect of lost revenues attributable to a lack of inventory caused by the decrease in production during the Haifa Labor Dispute. Although it is difficult to precisely quantify lost revenues attributable to the Haifa Labor Dispute, management of the Company believes that the gross margin effect of lost revenues attributable to a lack of inventory during the Haifa Labor Dispute is at least $3.4 million and $1.7 million for the years ended December 31, 1997 and 1996, respectively, which resulted from estimated foregone sales of at least $15.5 million and $7.6 million for the years ended December 31, 1997 and 1996, respectively. Management of the Company believes based on the growth rate in revenues during the nine month period ended September 30, 1996, that quantities sold during the fourth quarter of 1996 and the first quarter of 1997 would have at least equaled quantities sold in the comparable periods of the prior year. Accordingly, the above amounts assume that quantities sold during the fourth quarter of 1996 and the first quarter of 1997 were at least equal to quantities sold during the fourth quarter of 1995 and the first quarter of 1996, respectively. Management believes that the effect of lost revenues attributable to a lack of inventory during the Haifa Labor Dispute is significantly greater than reflected above.

     Management believes that the new SCA will result in substantial cost savings for the Company compared to the costs it would otherwise have incurred during the next few years had the Company merely renewed the terms of the prior SCAs and continued the pattern of increased costs included in recent SCAs. Further, management believes that the aggregate amount of such cost savings over the next few years will substantially exceed the incremental costs experienced during the period of the Haifa Labor Dispute. Such savings commenced during the second quarter of 1997.

     Following the settlement of the Haifa Labor Dispute, the Company achieved the following objectives: (i) a reduction in absenteeism from about 7% per annum to about 2% per annum; (ii) greater ability to freely transfer employees between departments and production units; (iii) increased flexibility regarding the ability to promote employees and incentivize them based on performance measures and evaluations developed and implemented by management; (iv) greater ability to dismiss employees on the basis of poor performance (which has already been utilized in recent months); (v) on-going and more effective communication between management and employees; and (vi) increased freedom to use sub-contractors. In addition, following the settlement of the Haifa Labor Dispute, the Company significantly restructured its workforce at the Haifa Facility, with the result being a net 100 person reduction (or 18%) in the number of its employees at the Haifa Facility, and an approximate 16% reduction in the average cost per employee. Under the new labor agreement, such reductions in headcount and in average cost per employee resulted in estimated annual cost savings of $9 million.

     Sale of Potash Operations. On August 16, 1996, the Company sold its potash producing assets to Mississippi Chemical Corporation ("MCC") for an aggregate consideration of approximately $56.2 million, including a payment for working capital of $11.2 million, and the assumption of specified liabilities, excluding liabilities relating to certain antitrust litigation (see "Business -- Legal Proceedings"). The sale of the Company's potash operations resulted in a pre-tax gain of approximately $22.6 million which is included in the caption "Interest and other income-net" in the Company's Consolidated Statement of Operations for the year ended December 31, 1996. Approximately 50% of the aggregate sales proceeds were applied to partially prepay debt secured in part by the assets of the potash operations. In connection with the sale, the Company entered into a five-year potash supply agreement, at prevailing market rates during the period (subject to certain adjustments), with MCC. During the years ended December 31, 1996 and 1995, the potash operations contributed approximately $35 million (9%) and $54 million (14%), respectively, to the Company's consolidated revenues, after eliminating intercompany sales, and approximately $0.6 million and $4.7 million for such respective years to the Company's consolidated EBITDA and Adjusted EBITDA.

     1994 Haifa Fire. On February 7, 1994, the smaller of the Company's two potassium nitrate production units at its Haifa Facility was damaged by a fire, causing a temporary reduction of the Company's potassium nitrate production capacity. The impact of the loss of the production unit, including the effect of business interruption, was substantially covered by insurance. The insurance proceeds for the property damage to assets caused by the fire was in amounts approximating the replacement value of such assets. The replacement value of such assets substantially exceeded the recorded carrying value of the damaged assets. As a result, the Company recorded a pre-tax gain of $1.7 million, which was included in the caption "Interest and other income-net" in the Company's Consolidated Statements of Operations included elsewhere herein for the year ended December 31, 1995, which amount was the residual adjustment over and above the initial gain recorded in 1994. The Company completed the replacement of the damaged production unit during 1995.

     Laser Investment. On November 9, 1997, Laser Industries Limited ("Laser"), a publicly traded manufacturer of lasers for medical use in which the Company had an ownership interest accounted for by the equity method, and ESC Medical Systems Ltd. ("ESC"), signed a definitive agreement (the "Agreement") to combine the two companies through an exchange of shares. The transaction closed on February 23, 1998. The Company's ability to sell the ESC shares it will receive pursuant to the combination will be governed by securities law volume restrictions.

     As of December 31, 1997, the Company carried its investment in the Laser shares at approximately $9.1 million, which amount is included in the caption "other assets" in the Consolidated Balance Sheet included elsewhere herein. Based on the quoted market value of the ESC shares ($35.00 per share) as of February 20, 1998, the last day of trading before the combination, the Company will recognize an after-tax gain of approximately $22.4 million which will be recorded during the first quarter of 1998.

     In addition to the ownership of the Laser shares described above, the Company also owned a warrant (the "Laser Warrant") which enabled the Company to purchase additional Laser shares. The Laser Warrant, which had a carrying value of $0.75 million, was distributed to TPR as a dividend in February 1998. The Company will have the right to transfer the ESC shares it will receive pursuant to the combination to Unrestricted Subsidiaries (as hereinafter defined).

RESULTS OF OPERATIONS

     The following table sets forth as a percentage of revenues certain items appearing in the Consolidated Financial Statements.

                                                                PERCENTAGE OF REVENUES
                                                              ---------------------------
                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                              1995       1996       1997
                                                              -----      -----      -----
Revenues:
  Specialty Plant Nutrients.................................   49.1%      52.5%      58.6%
  Industrial Chemicals......................................   25.4       28.4       28.9
  Organic Chemicals.........................................   11.6       10.6       12.5
  Potash....................................................   13.9        8.5         --
                                                              -----      -----      -----
  Total revenues............................................  100.0%     100.0%     100.0%
Operating costs and expenses:
  Cost of goods sold........................................   83.8       83.4       81.2
  General and administrative................................   11.2       11.3       11.3
                                                              -----      -----      -----
Operating income............................................    5.0        5.3        7.5
Interest expense............................................   (8.9)      (7.8)      (7.8)
Interest and other income -- net............................    2.3        6.2        1.5
                                                              -----      -----      -----
Income (loss) before income taxes and
  extraordinary item........................................   (1.6)       3.7        1.2
Income tax provision........................................    0.2        1.0        0.8
                                                              -----      -----      -----
Income (loss) before extraordinary item.....................   (1.8)       2.7        0.4
Extraordinary item -- net...................................     --       (0.1)        --
                                                              -----      -----      -----
Net income (loss)...........................................   (1.8)%      2.6%       0.4%
                                                              =====      =====      =====

  1997 Compared with 1996

     Revenues decreased by 8.7% to $376.5 million in 1997 from $412.3 million in 1996, a decrease of $35.8 million. The decrease resulted from a $35.3 million reduction in sales associated with the Company's sale of its potash operations and a $3.9 million decrease in sales of Specialty Plant Nutrients and Industrial Chemicals primarily as a result of the Haifa Labor Dispute and less favorable currency exchange rates in 1997. These decreases in sales were partially offset by higher sales of Organic Chemicals of $3.4 million. See "Significant Developments -- Haifa Labor Dispute" and "Significant Developments -- Sale of Potash Operations."

     Cost of goods sold as a percentage of revenues decreased to 81.2% in 1997 compared with 83.4% in 1996. Gross profit was $70.9 million in 1997, or 18.8% of revenues, compared with $68.4 million in 1996, or 16.6% of revenues. The primary factors resulting in the increased gross profit were related to higher Organic Chemicals margins in the 1997 period, lower raw material and energy costs and increased selling prices for the Company's Specialty Plant Nutrients and Industrial Chemicals, with such increases partially offset by less favorable currency exchange rates in the 1997 period of $15.0 million.

     Both 1997 and 1996 were adversely affected by the Haifa Labor Dispute. The adverse effect of the Haifa Labor Dispute related to: (i) a reduction in sales volume; (ii) the increased cost of production resulting from reduced manufacturing during the period which affected the fixed charge component of cost of sales; and (iii) lower gross margins due to inventory shortages which required purchases from third parties at substantially increased costs compared to the Company's costs. These adverse impacts were partially offset by lower labor costs during the Haifa Labor Dispute and the net proceeds received from the Israeli manufacturers association under HCL's claim for damages, amounting to $3.1 million and $2.0 million in the years ended December 31, 1997 and 1996, respectively, applied for partial contribution towards the costs suffered during the period of the labor disruption.

     General and administrative expense decreased by $3.8 million to $42.6 million in 1997, from $46.4 million in 1996, but remained the same as a percentage of revenues at 11.3%. Most of the decreased expense related to the Company's potash operations, which were sold in 1996. In addition, during the 1997 period, certain HCL general and administrative expenses declined as a result of lower wages.

     As a result of the matters described above, the Company's operating income increased by $6.3 million to $28.3 million in 1997 as compared with $22.0 million in 1996. As a percentage of revenues operating income increased to 7.5% in 1997 from 5.3% in 1996.

     Interest expense decreased by $2.7 million to $29.5 million in 1997 compared with $32.2 million in 1996 primarily as a result of: (i) the maturity of the Company's Senior Subordinated Reset Notes in September 1996 and (ii) the prepayment of senior bank debt with a portion of the proceeds from the sale of the Company's potash operations. Interest and other income -- net decreased in 1997 by $19.9 million, principally as the result of the gain on the sale of the Company's potash operations of $22.6 million in the 1996 period, partially offset by increased realized gains on sales of marketable securities in the 1997 period.

     As a result of the above factors, income before income taxes and extraordinary item decreased by $10.8 million in 1997. The Company's provisions for income taxes are impacted by the mix between domestic and foreign earnings and vary from the U.S. Federal statutory rate principally due to the impact of foreign operations and certain losses for which there is no current tax benefit.

     In the 1996 period the Company acquired $19.1 million principal amount of its Senior Subordinated Reset Notes, which resulted in a loss of $0.6 million. Such loss (which has no current tax benefit) is classified as an extraordinary item in the accompanying Consolidated Statements of Operations. No such debt was acquired in the 1997 period.

  1996 Compared with 1995

     Revenues increased by 6.9% to $412.3 million in 1996 from $385.6 million in 1995, an increase of $26.7 million. This increase resulted from increased sales of Specialty Plant Nutrients and Industrial Chemicals of $45.9 million, partially offset by a decrease in potash sales of $18.4 million related to the Company's sale of its potash operations and a decrease in sales of Organic Chemicals of $0.8 million. Effective August 16, 1996, the Company sold its potash operations. See Note A of Notes to Consolidated Financial Statements.

     Cost of goods sold as a percentage of revenues decreased to 83.4% in 1996 compared with 83.8% in 1995. Gross profit was $68.4 million in 1996, or 16.6% of revenues, compared with $62.4 million in 1995, or 16.2% of revenues, an increase of $5.9 million. The primary factors resulting in the increased 1996 gross profit were: (i) more favorable currency rates; (ii) higher quantities of potassium nitrate sold; (iii) the inclusion of the results of Na-Churs for the full year in 1996 as compared with only nine months in 1995; and (iv) lower ammonia prices in 1996. These increases were partially offset by lower potash and Organic Chemicals margins in 1996 and the adverse effect of the Haifa Labor Dispute commencing in October, 1996.

     As a result of the Haifa Labor Dispute, the fourth quarter of 1996 was significantly impacted by: (i) a reduction in sales volume; (ii) increased cost of production resulting from reduced manufacturing which affected the fixed charge component of cost of sales; (iii) the cost of raw materials destroyed in the production process during work stoppages and job actions; (iv) lower gross margins due to inventory shortages requiring purchases from third parties at substantially increased costs compared to the Company's cost of production; and
(v) increased general and administrative expenses arising from higher security and other costs. This adverse impact was partially offset by lower labor costs during the Haifa Labor Dispute and the net proceeds received from the Israeli manufacturers association under HCL's claim for damages, applied for partial contribution towards the costs suffered during the period of labor disruption. The negative impact experienced during the fourth quarter of 1996, as described above, continued into the first quarter of 1997.

     General and administrative expense increased to $46.4 million in 1996, or 11.3% of revenues, from $43.2 million in 1995, or 11.2% of revenues, primarily as a result of: (i) the inclusion of the results of Na-Churs for the full year in 1996 and (ii) the inclusion in 1995 of a $0.8 million reimbursement of certain general and administrative expenses incurred in prior years on behalf of an entity in which the Company has an investment.

     As a result of the matters described above, the Company's operating income increased by $2.7 million to $22.0 million in 1996 as compared with $19.2 million in 1995.

     Interest expense decreased by $2.3 million to $32.2 million in 1996 compared with $34.5 million in 1995, primarily as a result of reduced interest expense resulting from the repurchase and maturity of the Company's outstanding Senior Subordinated Reset Notes, partially offset by increased interest on the long-term debt that financed the construction of the Company's facility in Mishor Rotem, Israel. Interest and other income -- net increased in 1996 by $16.3 million principally as the result of: (i) the 1996 period including a $22.6 million gain relating to the sale of the Company's potash operations and an increase in equity in the earnings of Laser of $2.6 million partially offset by (ii) the net change in adjustments relating to the marking-to-market of forward exchange contracts which do not qualify as hedges of $7.0 million and
(iii) the inclusion in 1995 of a $1.7 million gain relating to the February 1994 fire at HCL. See Note K of Notes to Consolidated Financial Statements.

     As a result of the above factors, income before income taxes and extraordinary item increased by $21.3 million in 1996 to $15.2 million as compared to a loss of $6.1 million in 1995. The Company's provisions for income taxes are impacted by the mix between domestic and foreign earnings and vary from the U.S. Federal statutory rate principally due to the impact of foreign operations and certain losses for which there is no current tax benefit. In addition, during 1995 HCL recorded a tax benefit for a $1.1 million tax refund related to prior years. See Note J of Notes to Consolidated Financial Statements for information regarding effective tax rates.

     In 1995 and 1996 the Company acquired $3.3 million and $19.1 million, respectively, of principal amount of its Senior Subordinated Reset Notes, which resulted in losses of $0.1 million and $0.6 million, respectively. Such losses (which have no current tax benefit) are classified as extraordinary items in the accompanying Consolidated Statements of Operations. See Note G of Notes to Consolidated Financial Statements.

HISTORICAL CAPITAL RESOURCES AND LIQUIDITY

     The Company's consolidated working capital at December 31, 1997 and December 31, 1996 was $73.6 million and $87.0 million, respectively.

     Operations for the years ended December 31, 1997, 1996 and 1995, after adding back non-cash items, provided cash of approximately $22.8 million, $11.1 million, and $16.1 million, respectively. During such years, other changes in working capital used cash of approximately $13.1 million, $7.7 million and $14.3 million, respectively, resulting in cash being provided by operating activities and working capital management of approximately $9.7 million, $3.4 million and $1.8 million, respectively.

     Investment activities for the years ended December 31, 1997, 1996 and 1995 provided (used) cash of approximately ($33.5 million), $35.3 million and $84.8 million, respectively. These amounts include: (i) additions to property in 1997, 1996 and 1995 of $26.9 million, $13.6 million and $35.7 million, respectively;
(ii) purchases of marketable securities and other short-term investments in 1997, 1996 and 1995 of $7.7 million, $9.4 million and $4.4 million, respectively; (iii) sales of marketable securities and other short-term investments in 1997, 1996 and 1995 of $8.0 million,

$2.0 million, and $132.3 million, respectively, including a 1995 liquidation of certificates of deposit securing a bank loan, and (iv) other items providing (using) cash in 1997, 1996 and 1995 of ($6.9 million), $56.4 million and ($7.4 million), respectively, including, in 1996, the gross proceeds relating to the Company's sale of its potash operations. The property additions in 1995 include the completion of two major capital projects: (i) replacement of the Company's potassium nitrate production facility in Haifa, Israel damaged in a fire in 1994; and (ii) construction of the Company's new operating facility in Mishor Rotem, Israel.

     Financing activities for the years ended December 31, 1997, 1996 and 1995 provided (used) cash of approximately $14.4 million, ($42.5 million) and ($69.3 million), respectively. These amounts include: (i) a $100.0 million loan borrowed from a bank in 1994 and prepaid in 1995; (ii) borrowings to finance the Company's construction of its Mishor Rotem facility in 1995; (iii) the Company's acquisition of its Senior Subordinated Reset Notes in 1995 and 1996; and (iv) the prepayment of certain bank debt in 1996 with a portion of the proceeds from the sale of the Company's potash operations.

     As of December 31, 1997, the Company had outstanding long-term debt (excluding current maturities) of $269.0 million. The Company's primary source of liquidity is cash flow generated from operations, its unused credit lines and its existing cash and marketable securities.

FORWARD-LOOKING LIQUIDITY AND CAPITAL RESOURCES

     On March 16, 1998, the Company completed the Initial Offering and the Refinancing. Interest payments on the Senior Notes and interest and principal repayments under other indebtedness will represent significant obligations of the Company and its subsidiaries. For a description of the amortization required on the Company's other indebtedness see Note G of Notes to Consolidated Financial Statements and "Description of Certain Indebtedness." In 1997, the Company spent approximately $26.9 million on capital projects, of which: (i) approximately $10.8 million relates to the Company's initial capital expenditures pursuant to its plan to increase capacity for potassium nitrate, food grade phosphates and the construction of a plant to manufacture MAP and MKP; and (ii) $3.8 million relates to the Company's construction of a co-generation facility. In addition, the Company plans to complete its plan to increase capacity for potassium nitrate and food grade phosphates and the construction of the MAP and MKP plant by spending approximately $63 million during 1998 and 1999. Ongoing maintenance capital expenditures are expected to be approximately $13 million per year.


     The Company's primary sources of liquidity will be cash flows from operations and borrowings under the credit facilities of the Company and its subsidiaries. As of December 31, 1997, the Company and its subsidiaries had approximately $72 million of borrowing availability, consisting of $37 million of borrowing availability of the Company and $35 million of total availability at the Company's subsidiaries. HCL intends to enter into a new $80 million credit facility which will be used primarily to finance its planned capacity expansion at its Mishor Rotem facility. See "Description of Certain Indebtedness." Dividends and other distributions from the Company's subsidiaries are, in part, a source of cash flow available to the Company. See "Risk
Factors -- Holding Company Structure." The Company believes that, based on current and anticipated financial performance, cash flow from operations, borrowings under the Company's credit facilities and dividends and other distributions available from the Company's subsidiaries will be adequate to meet anticipated requirements for capital expenditures, working capital and scheduled interest payments (including interest payments on the Senior Notes). However, the Company's capital requirements may change, particularly if the Company would complete any material acquisitions. In addition, the Company has commenced settlement negotiations in connection with litigation relating to the explosion of a tank car containing nitrogen tetroxide which had been produced and sold by Vicksburg. See "Business -- Legal Proceedings." The ability of the Company to satisfy its capital requirements and to repay or refinance the Senior Notes and the Senior Discount Notes will be dependent upon the future financial performance of the Company, which in turn will be subject to general economic conditions and to financial, business and other factors, including factors beyond the Company's control. See "Risk Factors -- Substantial Leverage and Debt Service Obligations."

INFLATION

     Inasmuch as only approximately $59.0 million of HCL's 1997 operating costs are denominated in NIS, HCL is exposed to inflation in Israel to a limited extent. The combination of price increases coupled with devaluation of the NIS have in the past generally enabled HCL to avoid a material adverse impact from inflation in Israel. However, HCL's earnings increase or decrease to the extent that the rate of future NIS devaluation differs from the rate of Israeli inflation. For the years ended December 31, 1997, 1996 and 1995, the inflation rate of the NIS as compared to the U.S. Dollar was greater (less) than the devaluation rate in Israel by (1.8%), 6.9% and 4.2%, respectively.

ENVIRONMENTAL MATTERS

     See "Business -- Environmental Matters" and Note O of "Notes to Consolidated Financial Statements" for information regarding environmental matters relating to the Company's various facilities.

OTHER MATTERS

     The Company is evaluating the potential impact of the situation commonly referred to as the "Year 2000 problem". The Year 2000 problem, which is common to most corporations, concerns the inability of information systems, primarily computer software programs, to properly recognize and process date sensitive information related to the year 2000. Preliminary assessment indicates that solutions will involve a mix of purchasing new systems and modifying existing systems and confirming vendor compliance. The Company is currently evaluating the expected costs to be incurred in connection with the Year 2000 problem, but expects that such costs will not be significant.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), and SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 131 establishes standards for reporting financial and descriptive information for reportable segments on the same basis that is used internally for evaluating segment performance and the allocation of resources to segments. The Company is evaluating the effect, if any, of SFAS 131, on its operating segment reporting disclosure. SFAS 130 establishes standards for presenting certain items that are excluded from net income and reported as components of stockholders' equity, such as foreign currency translation. These statements are effective for fiscal years beginning after December 15, 1997. The adoption of these statements will not have a material effect on the Company's results of operations or financial position.

                  EXCHANGE AND REGISTRATION RIGHTS AGREEMENTS;
                         PURPOSE OF THE EXCHANGE OFFER

     The Old Notes were issued and sold by the Company to the Initial Purchasers on March 16, 1998 (the "Issue Date"). The Initial Purchasers subsequently sold the Old Notes to qualified institutional buyers ("QIBs") in reliance on Rule 144 under the Securities Act and in offshore transactions to persons other than "U.S. persons," as defined in Regulation S under the Securities Act ("Non-U.S. Persons") in reliance on Regulation S. Following the Initial Offering, the Old Notes were eligible for resale to QIBs pursuant to Rule 144A, to Non-U.S. Persons in reliance on Regulation S and pursuant to other exemptions from, or in transactions not subject to, the registration requirements of the Securities Act, including sales to a limited number of institutional "accredited investors" as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act. Because the Old Notes are subject to certain transfer restrictions, as an inducement to the Initial Purchasers to purchase the Old Notes, the Company entered into the Exchange and Registration Rights Agreements, pursuant to which the Company agreed to: (i) file with the Commission on or prior to 60 days after the Issue Date, the Registration Statement of which this Prospectus is a part (the "Exchange Offer Registration Statement"); (ii) use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act within 150 days after the Issue Date; (iii) as soon as practicable after the effectiveness of the Exchange Offer Registration Statement, offer to the holders of Transfer Restricted Securities (as defined below) who are not prohibited by any law or policy of the Commission from participating in the Exchange Offer the opportunity to exchange their Transfer Restricted Securities for the New Senior Notes or the New Senior Discount Notes, as the case may be; (iv) keep the Exchange Offer open for not less than 20 business days (or longer, if required by applicable law); and (v) use its reasonable best efforts to cause the Exchange Offer to be consummated no later than 180 days after the Issue Date.

     Pursuant to the Exchange and Registration Rights Agreements the Company also agreed that if (i) because of any change in law or applicable interpretations thereof by the staff of the Commission, the Company is not permitted to effect the Exchange Offer, (ii) any Old Notes validly tendered pursuant to the Exchange Offer are not exchanged for the applicable New Notes within 180 days after the Issue Date, (iii) any Initial Purchaser so requests with respect to any Old Notes not eligible to be exchanged for the applicable New Notes in the Exchange Offer, (iv) any applicable law or interpretations do not permit any holder of Old Notes to participate in the applicable Exchange Offer, (v) any holder of Old Notes that participates in an Exchange Offer does not receive freely transferable New Notes in exchange for tendered Old Notes (other than due solely to the status of a holder (other than an Initial Purchaser) as an affiliate of the Company within the meaning of the Securities Act, and other than any state or foreign securities law restrictions which, individually or in the aggregate, do not materially adversely affect the ability of any such holder to resell the securities held by such holder), or (vi) the Company so elects, then the Company will file with the Commission a Shelf Registration Statement to cover resales of Transfer Restricted Securities by such holders who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement; provided, that, upon the receipt of a notice from the Company to the effect that, in the reasonable judgment of the Company, use of the Shelf Registration Statement would materially interfere with a valid business purpose of the Company, the holders of the Notes shall cease distribution of the Notes under such Shelf Registration Statement for a period of time not to exceed 60 days in any one year. For purposes of the foregoing, "Transfer Restricted Securities" means each Old Note until: (i) the date on which such Note has been exchanged for a freely transferable New Note in the Exchange Offer; (ii) the date on which such Old Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or (iii) the date on which such Old Note is distributed to the public pursuant to Rule 144 under the Securities Act or is salable pursuant to Rule 144(k) under the Securities Act.

     If (i) the applicable Registration Statement is not filed with the Commission on or prior to 60 days after the Issue Date or, in the event that a Shelf Registration Statement is required, on or prior to the later of (A) 60 days after the Issue Date or (B) 30 days after the obligation to file a Shelf Registration Statement arises, (ii) the Exchange Offer Registration Statement is not declared effective within 150 days after the Issue Date or, in the event that a Shelf Registration Statement is required, such Shelf Registration Statement is not declared effective on or prior to the later of (A) 150 days after the Issue Date or (B) 120 days after the obligation to file such Shelf Registration Statement arises, (iii) the Exchange Offer is not consummated on or prior to 180 days after the Issue Date, or (iv) the Shelf Registration Statement is filed and declared effective prior to the later of (A) 150 days after the Issue Date or (B) 120 days after the obligation to file a Shelf Registration Statement arises, but shall thereafter cease to be effective within two years after the Issue Date without being succeeded within 15 days by an additional Registration Statement filed and declared effective (each such event referred to in clauses (i) through (iv), a "Registration Default"), the Company will be obligated to pay liquidated damages to each holder of Transfer Restricted Securities, during the period of one or more such Registration Defaults, in an amount equal to

$0.192 per week per $1,000 principal amount of the Old Senior Notes constituting Transfer Restricted Securities and $0.192 per week per $1,000 principal amount at maturity of Old Senior Discount Notes constituting Transfer Restricted Securities held by such holder until the applicable Registration Statement is filed, the Exchange Offer Registration Statement is declared effective and the Exchange Offer is consummated or the Shelf Registration Statement is declared effective or again becomes effective, as the case may be. All accrued liquidated damages shall be paid to holders in the same manner as interest payments on the Notes on semi-annual payment dates which correspond to interest payment dates for the Notes for each year (with respect to Senior Discount Notes, whether or not cash interest is then payable). Following the cure of all Registration Defaults, the accrual of liquidated damages will cease.

     Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." The Exchange and Registration Rights Agreements provides that the Company shall make available for a period of 180 days after the consummation of the Exchange Offer a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any New Notes.

     Holders of the Notes will be required to make certain representations to the Company (as described under the heading "The Exchange Offer -- Procedures for Tendering" below) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement in order to have their Notes included in the Shelf Registration Statement and benefit from the provisions regarding liquidated damages set forth in the preceding paragraphs. A holder who sells Old Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Exchange and Registration Rights Agreements which are applicable to such a holder (including certain indemnification obligations).

     For so long as Transfer Restricted Securities are outstanding, the Company will continue to provide to holders of the Transfer Restricted Securities and to prospective purchasers of the Transfer Restricted Securities the information required by Rule 144A(d)(4) under the Securities Act.


     The foregoing description of the Exchange and Registration Rights Agreements is a summary only, does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Exchange and Registration Rights Agreements. The Company will provide a copy of the applicable Exchange and Registration Rights Agreement to purchasers of Notes identified to the Company by an Initial Purchaser upon request.


                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying related Letters of Transmittal, the Company will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of New Senior Notes in exchange for each $1,000 principal amount of outstanding Old Senior Notes accepted in the Exchange Offer and will issue $1,000 principal amount at maturity of New Senior Discount Notes in exchange for each $1,000 principal amount at maturity of outstanding Old Senior Discount Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral principal amount multiples of $1,000.

     The form and terms of the New Senior Notes and New Senior Discount Notes are the same as the form and terms of the Old Senior Notes and the Old Senior Discount Notes, respectively, except that (i) the New Notes bear a Series B designation and a different CUSIP Number from the Old Notes, (ii) the New Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof and (iii) the holders of the New Notes will not be entitled to certain rights under the Exchange and Registration Rights Agreements, including the provisions providing for liquidated damages in certain circumstances relating to the timing of the Exchange Offer, all of which rights will terminate when the Exchange Offer is consummated. The New Senior Notes and New Senior Discount Notes will evidence the same debt as the Old Senior Notes and the Old Senior Discount Notes, respectively, and will be entitled to the benefits of the applicable Indenture.

     As of the date of this Prospectus, $100 million aggregate principal amount of Old Senior Notes were outstanding and $135 million aggregate principal amount at maturity of Old Senior Discount Notes were outstanding.

     Holders of Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of Delaware or the Indentures in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

     The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purpose of receiving the New Notes from the Company.

     If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

     Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letters of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Offer. See "-- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS


     The term "Expiration Date" shall mean 5:00 p.m., New York City time, on June 12, 1998, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.


     In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will either mail to the registered holders an announcement thereof or issue a press release with respect thereto, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

     The Company reserves the right, in its sole discretion, (i) to delay accepting any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "-- Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders.

INTEREST ON THE NEW NOTES

     Interest on the Senior Notes (including the New Senior Notes) will accrue at the rate of 10 3/4% per annum and will be payable semi-annually in arrears on each March 15 and September 15, commencing on September 15, 1998.


     The Senior Discount Notes (including the New Senior Discount Notes) were issued at a substantial discount from their principal amount and will accrete to par at March 15, 2003. Commencing March 15, 2003, cash interest on the Senior Discount Notes will accrue at the rate of 12% per annum and will be payable in cash semi-annually on each March 15 and September 15, commencing on September 15, 2003. Prior to September 15, 2003, there will be no periodic payments of interest on the Senior Discount Notes. Accordingly, no interest will have accrued on the Old Senior Discount Notes on the date of the exchange for the New Senior Discount Notes.


PROCEDURES FOR TENDERING

     Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. For a holder to validly tender Old Notes pursuant to the Exchange Offer, one or more properly completed and duly executed Letters of Transmittal (or facsimile thereof), with any required signature guarantee, or (in the case of a book-entry transfer) an Agent's Message in lieu of such Letter of Transmittal, and any other required documents must be received by the Exchange Agent at the address set forth under "Exchange Agent" prior to 5:00 p.m., New York time, on the Expiration Date. In addition, prior to 5:00 p.m., New York City time, on the Expiration Date, either (a) certificates for tendered Old Notes must be received by the Exchange Agent at such address or (b) such Old Notes must be transferred pursuant to the procedures for book-entry transfer described below (and a confirmation of such tender received by the Exchange Agent, including an Agent's Message if the tendering holder has not delivered a Letter or Transmittal). The term "Agent's Message" means a message, transmitted by the book-entry transfer facility, The Depository Trust Company (the "Book-Entry Transfer Facility"), to and received by the Exchange Agent and forming a party of a book-entry confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the tendering participant that such participant has received and agrees to be bound by the applicable Letter of Transmittal and that the Company may enforce such Letter of Transmittal against such participant.

     As contemplated by no-action letters of the staff of the Commission and by the Exchange and Registration Rights Agreements, each holder accepting the Exchange Offer is required to represent to the Company in the Letter of Transmittal that: (i) the New Notes are to be acquired by the holder or the person receiving such New Notes, whether or not such person is the holder, in the ordinary course of business; (ii) the holder or any such other person is not engaging and does not intend to engage in the distribution of the New Notes;
(iii) the holder or any such other person has no arrangement or understanding with any person to participate in the distribution of the New Notes; (iv) neither the holder nor any such other person is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act; and (v) the holder or any such other person acknowledges that if such holder or other person is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes to the extent applicable. Each Exchanging Dealer that receives a New Note for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes.

     In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company has agreed, pursuant to the Exchange and Registration Rights Agreements and subject to certain specified limitations therein, to register or qualify the New Notes included in a Registration

Statement for offer or sale under the securities or blue sky laws of such jurisdictions as any holder of Notes reasonably requests in writing.

     By executing the applicable Letter(s) of Transmittal (or transmitting an Agent's Message in lieu thereof), each holder will make to the Company the foregoing representations.

     The tender by a holder and the acceptance thereof by the Company will constitute agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the applicable Letter of Transmittal.

     THE METHOD OF DELIVERY OF OLD NOTES AND THE LETTER(S) OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND SOLE RISK OF THE HOLDER. AS AN ALTERNATIVE TO DELIVERY BY MAIL, HOLDERS MAY WISH TO CONSIDER OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

     Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. See "Instructions to Registered Holder and/or Book-Entry Transfer Facility Participant from Beneficial Owner" included with each Letter of Transmittal.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a recognized participant in the Securities Transfer Agent Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (each a "Medallion Signature Guarantor"), unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Delivery Instructions" in the Letter of Transmittal or (ii) for the account of a member firm of a registered national securities exchange, a member of the NASD or a commercial bank or trust company having an office or correspondent in the United States (each of the foregoing being an "Eligible Institution").

     If a Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Old Notes with the signature thereon guaranteed by a Medallion Signature Guarantor.

     If a Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to the Company of their authority to so act must be submitted with such Letter of Transmittal.

     The Company understands that the Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Old Notes at the Book-Entry Transfer Facility for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Old Notes by causing such Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account with respect to the Old Notes in accordance with the Book-Entry Transfer Facility's procedures for such transfer. Although delivery of the Old Notes may be effected through book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility, an appropriate Letter of Transmittal properly completed and duly executed with any required signature guarantee (or, in the case of book-entry transfer, an Agent's Message in lieu thereof) and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Old Notes and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right in its sole discretion to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letters of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the applicable Letter of Transmittal, as soon as practicable following the Expiration Date.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, (ii) who cannot deliver their Old Notes, the applicable Letter of Transmittal (or, in the case of book-entry transfer, an Agent's Message) or any other required documents to the Exchange Agent or (iii) who cannot complete the procedures for book-entry transfer (including delivery of an Agent's Message), prior to the Expiration Date, may effect a tender if:

          (a) the tender is made through an Eligible Institution;

          (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution (i) an Agent's Message with respect to guaranteed delivery that is accepted by the Company, or (ii) a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the Expiration Date, the applicable Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Old Notes (or a confirmation of book-entry transfer of such Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), and any other documents required by such Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) such properly completed and executed Letter of Transmittal or facsimile thereof (or, in the case of book-entry transfer, an Agent's Message), as well as the certificate(s) representing all tendered Old Notes in proper form for transfer (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), and all other documents required by such Letter of Transmittal are received by the Exchange Agent within three New York Stock Exchange trading days after the Expiration Date. Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

     To withdraw a tender of Old Notes in the Exchange Offer, a telegram, telex, letter or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must: (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"); (ii) identify the Old Notes to be withdrawn (including the certificate number(s) and principal amount of such Old Notes, or, in the case of Old Notes transferred by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited); (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the applicable Old Notes register the transfer of such Old Notes into the name of the person withdrawing the tender; and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS

     Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange New Notes for, any Old Notes, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Old Notes, if:

          (a) any injunction, order or decree is issued by, or action or proceeding is instituted or threatened in, any court or by or before any governmental agency with respect to the Exchange Offer which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or any material adverse development has occurred in any existing action or proceeding with respect to the Company or any of its subsidiaries;

          (b) any law, statute, rule, regulation or interpretation by the staff of the Commission is proposed, adopted or enacted, which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

          (c) any governmental approval has not been obtained, which approval the Company shall, in its sole discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

     If the Company determines in its sole discretion that any of the conditions are not satisfied, the Company may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Old Notes (see
"-- Withdrawal of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn.

     In addition, the Company will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the applicable Indenture under the Trust Indenture Act of 1939, as amended.

EXCHANGE AGENT

     State Street Bank and Trust Company has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letters of Transmittal and requests for the Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

                      STATE STREET BANK AND TRUST COMPANY

                 By Mail:                          By Overnight or Hand Delivery:
    State Street Bank and Trust Company          State Street Bank and Trust Company
        Corporate Trust Department                   Corporate Trust Department
               P. O. Box 778                     Two International Place, 4th Floor
           Boston, MA 02102-0078                          Boston, MA 02110
            Attn: Kellie Mullen                          Attn: Kellie Mullen
               By Facsimile:
    State Street Bank and Trust Company
            Attn: Kellie Mullen
              (617) 664-5290
    To Confirm Receipt: (617) 664-5587

                 By Mail:                           By Mail or Hand in New York:
    State Street Bank and Trust Company        State Street Bank and Trust Department
        Corporate Trust Department                   Corporate Trust Department
               P. O. Box 778                           61 Broadway, 15th Floor
           Boston, MA 02102-0078                         New York, NY 10006
            Attn: Kellie Mullen
               By Facsimile:                         For Information Telephone:
    State Street Bank and Trust Company                    (617) 664-5587
            Attn: Kellie Mullen                       Attention: Kellie Mullen
              (617) 664-5290
    To Confirm Receipt: (617) 664-5587


DELIVERY TO AN ADDRESS OTHER THAN SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone or in person by officers and regular employees of the Company and its affiliates.

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers, or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

ACCOUNTING TREATMENT

     The New Notes will be recorded at the same carrying values as the Old Notes, which is face value, less the original issue discount (net of amortization) as reflected in the Company's accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company. Certain expenses of the Exchange Offer will be expensed over the term of the New Notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

     The Old Notes that are not exchanged for New Notes pursuant to the Exchange Offer will remain restricted securities subject to the restrictions on transfer thereof set forth in the legend thereon. Accordingly, until the date which is two years after the later of the date of original issue of the Notes and the last date that the Company or any affiliate of the Company was the owner of such Notes (or any predecessor thereto) (the "Resale Restriction Termination Date") such Old Notes may be resold only: (i) to the Company; (ii) pursuant to a registration statement that has been declared effective under the Securities Act; (iii) for so long as the Old Notes are eligible for resale pursuant to Rule 144A, to a person it reasonably believes is a QIB that purchases for its own account or for the account of a QIB to whom notice is given that the transfer is being made in reliance on Rule 144A; (iv) pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act; (v) to an "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or
(7) under the Securities Act that is an institutional investor (an "Institutional Accredited Investor") purchasing for its own account or for the account of such an Institutional Accredited Investor, in each case in a minimum principal amount of the Old Notes of $250,000; or (vi) pursuant to any other available exemption from the registration requirements of the Securities Act. The foregoing restrictions on resale will not apply subsequent to the Resale Restriction Termination Date. If any resale or other transfer of the Old Notes is proposed to be made pursuant to clause (v) above prior to the Resale Restriction Termination Date, the transferor shall deliver a letter from the transferee substantially in the form of Annex A hereto to the Company and the applicable Trustee, which shall provide, among other things, that the transferee is an Institutional Accredited Investor that is acquiring such Old Notes not for distribution in violation of the Securities Act. The Company and each Trustee reserve the right prior to any offer, sale or other transfer prior to the Resale Restriction Termination Date of the Old Notes pursuant to clauses (iv), (v) or
(vi) above to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to the Company and such Trustee. The Company does not currently anticipate that it will register the Old Notes under the Securities Act for resale; but under certain circumstances it would be required to do so. See "Exchange and Registration Rights Agreements; Purpose of the Exchange Offer" above.

RESALE OF THE NEW NOTES

     With respect to resales of New Notes, based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that a holder or other person who receives New Notes, whether or not such person is the holder (other than a person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act), in exchange for Old Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes, will be allowed to resell the New Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the New Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires New Notes in the Exchange Offer for the purpose of distributing or participating in a distribution of the New Notes, such holder cannot rely on the position of the staff of the Commission enunciated in such no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each Exchanging Dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes.

                                    INDUSTRY

SPECIALTY PLANT NUTRIENTS

     Specialty plant nutrients consist primarily of potassium nitrate and other products which are marketed worldwide to professional growers of fruits, vegetables, flowers and tobacco. The potassium nitrate market represents a 1.1 million tons per annum specialty niche segment within an estimated 176.4 million tons per annum total world fertilizer market. Specialty plant nutrients contain up to three of the primary plant nutrients: nitrogen, phosphorus and potassium.

     Potassium nitrate is the Company's flagship specialty plant nutrient and is chlorine free, water soluble and residue free, allowing it to be used in fertigation, the application of nutrients through irrigation. Potassium nitrate is generally applied directly to the plant rootzone, and is used almost exclusively in the cultivation of high-value crops, such as fruits, vegetables, flowers and tobacco. This application profile contrasts with commodity fertilizers, which are generally applied in large quantities, over wide areas for mass row-grown crops. Potassium nitrate prices have historically averaged approximately three times those of commodity potassic fertilizers which typically contain only one of the three primary nutrients, as well as potentially harmful chlorine and other chemical residues. According to industry consultants, approximately 67% of worldwide specialty plant nutrient consumption is concentrated in Europe and North America, areas characterized by high disposable incomes and year-round consumer demand for fresh fruits and vegetables. Used by professional growers for its specialized characteristics, potassium nitrate has, historically, enjoyed a premium price over possible substitutes and has not been subject to the same price volatility that generally characterizes commodity fertilizers. Approximately 80-90% of potassium nitrate is sold to the specialty plant nutrient market, with the remainder sold as technical grade product to industrial markets.

     Potassium nitrate is produced using either synthetic or Chilean processes, or to a lesser extent as a by-product of other chemical processes. The synthetic processes involve the reaction of nitric acid, produced from ammonia, with potash. In the Chilean process, sodium nitrate is leached from mined caliche ores, which are currently known to exist only in Chile. Sodium nitrate is mixed with potash to produce potassium nitrate and sodium chloride ("salt") by-products. Chilean caliche ores contain low concentrations of sodium nitrate and require mining over broad areas of land. In addition, Chilean process producers must ship potassium nitrate over long distances to reach primary end markets in the U.S. and Western Europe. Consequently, the Company believes Chilean manufacturers generally face higher costs relative to synthetic producers on a delivered basis. Other suppliers are economically dependent on the availability of potassium nitrate as a by-product of other chemical processes.

     The Company believes that significant barriers to entry exist in the production of potassium nitrate. Utilization of the Chilean process is restricted by access to caliche ores in Chile, while synthetic production requires significant experience with various complex chemical processes and a substantial manufacturing and distribution infrastructure. The Company believes that it is the only large scale commercial producer of potassium nitrate to utilize primary synthetic production processes. According to the Company, additional barriers to entry include customer requirements for extensive distribution networks, skilled technical sales support with knowledge of specific plant nutrient needs in the respective local geographic area, and customer reluctance to switch suppliers due to reliability and quality concerns.

     According to industry consultants, the Company and Sociedad Quimica y Minera de Chile, S.A. ("SQM"), a publicly traded Chilean manufacturer of potassium nitrate and other chemicals, together represent approximately 90% of current world capacity of potassium nitrate, which is estimated to be approximately 1.1 million tons per annum. Industry consultants forecast additional potassium nitrate capacity of up to approximately 0.6 million tons by 2002. Approximately 275,000 tons of this increase is attributable to a new prospective Chilean entrant, Minera Yolanda S.A. ("Yolanda"), a subsidiary of KAP Resources Limited, a publicly traded British Columbia company.

According to industry consultants, the remaining portion of announced capacity represents the Company's planned expansions of 140,000 tons to be completed by 1999, up to a 33,000 ton capacity expansion by SQM beginning in 1998 and a new 110,000 ton facility by Arab Potash Company ("APC"), for which construction has not begun. As a result of the announced new capacity, industry sources believe that global capacity utilization rates may decline from current levels. However, Yolanda has publicly announced several construction and manufacturing delays, and the Company believes that this project may be further delayed. In addition, the Company believes that the APC project may also be delayed. The Company also believes that its sales volumes will not be substantially affected by new capacity, due both to the expected delays and continued growth in forecast global demand.

     Demand for specialty plant nutrients is driven primarily by growth in high-value crop production, which is influenced by growth in higher income population segments that demand high-value crops year round. According to the United Nations, the segment of the world population earning over $15,000 annually is expected to grow to 1.3 billion by 1999, an increase of approximately 30% compared to 1994. Specialty plant nutrient demand is also influenced by the increased use of irrigation and more specifically, drip irrigation systems. The Food and Agriculture Organization of the United Nations ("FAO") reports that world irrigated acreage increased by 5.8% from 1991 to 1995, while the most recent United States census data indicates that the U.S. area covered by drip irrigation increased 102% from 1988 to 1994. Industry consultants estimate that global demand for agricultural grade potassium nitrate will grow at a compound annual growth rate of approximately 6% per annum through 2002.

INDUSTRIAL CHEMICALS

     The Company's industrial products include a variety of specialty chemicals which are used in the production of specialty glass, animal feeds, food additives, fire retardants and certain other uses.

     Specialty Glass Chemicals. Specialty glass chemicals are used as additives in the manufacture of glass with specialized characteristics and high grade specifications. Specialty glass chemicals produced by the Company, which include technical grade potassium nitrate and potassium carbonate, are primarily used as additives in the production of cathode ray tubes ("CRTs"). CRTs are high specification glass tubes which serve as the primary components in traditional television and computer monitors. Demand is largely driven by computer and video monitor growth trends, related to increases in monitor size and continued growth in demand for personal computers. Industry consultants expect U.S. CRT related demand for specialty glass chemicals to grow by approximately 5% per annum through 2000. In addition, according to the Company, two new CRT glass manufacturing plants are scheduled to commence operations over the next few years in North and Central America, which the Company believes should significantly enhance U.S. demand for technical grade potassium nitrate and potassium carbonate.

     Technical grade potassium nitrate is used in CRTs, the manufacture of explosives, heat transfer applications, ceramics and food additives. Technical grade potassium nitrate is formed by recrystallizing agricultural grade potassium nitrate and, according to industry consultants, has historically represented approximately 18% of total global potassium nitrate consumption. Technical grade potassium nitrate manufacturers generally include the same companies that produce agricultural grade potassium nitrate. Prices of technical grade potassium nitrate generally have maintained a historic average price premium over agricultural grade prices, due to higher technical specifications. The Company also sells potassium nitrate that meets U.S. Pharmaceutical ("USP") grade specifications for use in toothpaste and other products.

     According to industry consultants, CRT glass manufacturing represented approximately 60-65% of U.S. potassium carbonate consumption in 1996, with other specialty glass applications representing an additional 5% of consumption. Potassium carbonate is also used as a chemical intermediate in the production of potassium bicarbonate, potassium silicate and synthetic rubbers. Potassium carbonate is produced by combining either potash or potassium hydroxide with carbon dioxide in a solution. According to industry consultants, Armand Products Company is the leading U.S. producer with a 62% share of U.S. capacity, while the remaining 38% of capacity is divided evenly between the Company, ASHTA Chemicals Inc. and Vulcan Materials Company. Industry consultants estimate that U.S. potassium carbonate production grew from approximately 71,000 tons per annum in 1992 to approximately 90,000 tons per annum in 1996, representing a compound annual growth rate of 6.1%, principally driven by increases in demand for computer and video monitors. Pricing has steadily increased since 1992, except in 1994 and 1996, when capacity expansions led to lower capacity utilization and slight price declines. Industry consultants are unaware of any announced capacity expansions and expect the growth of CRT glass manufacturing, the primary use of potassium carbonate, to be approximately 5% per annum through 2000.

     Industrial Phosphate Chemicals. Industrial phosphate chemicals are used in a wide variety of applications, including food additives, animal feeds and fire retardants. They are generally produced in primary production processes and sold to well developed, specialty markets and include a variety of products with different chemical structures, properties and physical characteristics, such as MAP, MKP, sodium acid pyrophosphate ("SAPP"), monosodium phosphate ("MSP") and disodium phosphate ("DSP").

     Industrial uses of MAP include animal feed supplements, fire extinguishers and flame retardant applications in which demand is generally driven by growth in the end-use markets served. Industry consultants estimate consumption of animal feed phosphates to remain at current levels in Western Europe through 2001, while Western European consumption of phosphate flame retardants is expected to grow between 2.5% and 3.0% per annum through 2000. MSP, DSP, and SAPP are used in food additives as emulsifiers and preservatives, while MKP is used as a fermentation ingredient and for enzyme preparation. Worldwide food additive end-use markets are large and well developed, and are expected to grow between 2.5% and 4.0% per annum over the next five years, according to industry sources.

     Other Industrial Chemicals. As co-products of specialty plant nutrient production, the Company also produces other commodity chemical products, such as sodium tripolyphosphate ("STPP"), chlorine and phosphoric acid. These products are primarily sold directly to developed merchant markets in which the Company competes on a limited basis with much larger integrated producers of commodity and specialty chemicals.

ORGANIC CHEMICALS

     Organic chemicals refer to a wide variety of chemicals containing either hydrogen or carbon. Within this broad category, the Company primarily competes in the North American generic, or off-patent, agrichemicals market, which represented approximately 55% by sales value of the total approximately $9 billion North American agrichemical end-user market in 1996. The total worldwide agrichemicals end-user market in 1996 was approximately $31 billion. Producers of generic agrichemicals include both original patent holders and post-patent producers, which industry consultants believe accounted for approximately 74% and 26%, respectively, of the U.S. generic agrichemicals market in 1996. The primary barriers to entry in the U.S., the largest global agrichemical market, include complex manufacturing processes and product registration with the federal Environmental Protection Agency ("EPA"), which requires marketers of agrichemicals to pre-register extensive product testing data, which can either be purchased from the original patent holder or developed directly through testing. Domestic growth in the generic market segment is primarily driven by increasing agricultural production and the expiration of patented products. Industry consultants expect the global and North American agrichemical markets to grow approximately 0.9% and 2.6% per annum, respectively, through 2002, with a considerable shift in consumption from the use of patented to generic products. Generic products are expected to represent approximately 60% of the North American agrichemicals market by dollar value by 2002.

     Within the generic herbicides segment, the Company, through Riceco, primarily competes in the market for propanil, a generic post-emergence (after the weed has germinated) and selective (only targets unwanted weeds and grasses) herbicide, used in a variety of formulations to control broad-leaved weeds and grasses in rice production. According to industry consultants, the 1996 global market for propanil was approximately $106 million, representing approximately 21 million pounds per annum of active ingredient. The main characteristics of propanil include its selective broad kill spectrum and its low price compared to newer patented rice herbicides.

     According to industry consultants, production of propanil is concentrated, with the top two of the eleven worldwide producers, the Company and Productos Fitosanitarios Proficol El Carmen ("Proficol"), accounting for approximately 60% and 14%, respectively, of total worldwide capacity of approximately 27 million pounds. Industry consultants expect propanil consumption to decrease approximately 2% per annum in the 1996-2002 period. However, prices are expected to increase by at least inflationary rates, and the Company believes additional price increases may be achieved through introductions of new formulation technology, such as propanil combination products.

     Contract Manufacturing. The Company primarily competes in the market for outsourced production of agricultural and pharmaceutical chemical intermediates, which accounts for approximately 80-85% of the $20 billion total contract manufacturing market, according to industry sources. This market has recently experienced high growth rates as large pharmaceutical and agrichemical companies, which have to incur substantial research and development and marketing costs, continue to seek low cost manufacturing alternatives through outsourcing their production to contract manufacturers. Industry sources believe growth rates have approximated 10-15% per annum in recent years. Primary competitive factors in the contract manufacturing market include a proven track record, quality, price, chemical process technology and the ability to economically produce relatively small volumes of chemicals.

                                    BUSINESS

COMPANY OVERVIEW

     The Company, operating through its independently managed and financed subsidiaries, is a leading global developer, producer and marketer of specialty plant nutrients and specialty industrial and agricultural chemicals. The Company is the world's largest producer and distributor of agricultural grade potassium nitrate, the global agricultural industry's leading specialty plant nutrient. Potassium nitrate is utilized in specialized agricultural applications for the growth of high-value crops such as fruits, vegetables, flowers and tobacco. The Company is also: (i) the largest global and sole U.S. producer of propanil, the world's leading rice herbicide; (ii) the world's largest producer of technical grade potassium nitrate, used in a variety of industrial applications; (iii) the sole supplier to the U.S. Air Force of nitrogen tetroxide, an aerospace fuel additive; and (iv) the only North American producer of 3,4 dichloroanaline ("DCA"), the principal raw material in the production of propanil. The Company also produces a variety of other chemical products used in agricultural, industrial and pharmaceutical markets. In addition, the Company utilizes its production capacity and manufacturing expertise to provide high-value contract manufacturing services for major multinational companies such as Zeneca, FMC, B.F. Goodrich and Rhone-Poulenc, all of which have been long-term customers of the Company. The Company sells its products through an established global sales, marketing and distribution network to customers in 95 countries and conducts its operations through three product groups: Specialty Plant Nutrients, Industrial Chemicals and Organic Chemicals. For the year ended December 31, 1997, the Company had revenues of $376.5 million and Adjusted EBITDA of $54.9 million.

COMPETITIVE STRENGTHS

     Leadership Positions in Targeted Markets. The Company believes it holds the number one position in several agricultural and industrial specialty chemicals markets for several of its products, including agricultural grade potassium nitrate, technical grade potassium nitrate, propanil, nitrogen tetroxide and DCA. The Company believes its leadership positions will allow it to successfully: (i) capitalize on the growing demand for both agricultural and technical grade potassium nitrate; (ii) expand the Company's offerings across all of its product segments; (iii) introduce new applications for existing products; and (iv) increase propanil sales as advanced rice growing techniques utilizing propanil are expected to be increasingly adopted in developing economies.

     Established Global Network and Broad Customer Base. The Company sells its products through an established global sales, marketing and distribution network to customers in 95 countries. Approximately 66% of the Company's total sales in 1997 were outside the U.S., with 39% of sales to European markets and 27% of sales to other international markets including Israeli, African, Australian and Asian markets. The Company's U.S. and Israeli manufacturing operations provide it with cost-effective access to major geographic markets. In addition to its global sales, marketing and distribution network, the Company has a broad customer base. In 1997 no one customer accounted for over 4.0% of total revenues and the top 10 customers accounted for less than 18% of total revenues. This established global network and broad customer base provide the Company with: (i) the ability to market both existing and newly developed products and applications on a worldwide basis to multiple end-use markets, and (ii) diverse sources of revenue and cash flow which minimize exposure to any particular customer, economic cycle or geographic region.

     Manufacturing Expertise. The Company's extensive experience in potassium nitrate production and complex organic synthesis provide it with several competitive advantages. The Company is the world's only commercial scale producer of potassium nitrate using primary synthetic processes. These unique processes allow the Company to produce high purity products utilizing available commodity raw materials and also generate highly marketable co-products such as phosphoric acid and related downstream phosphate products, chlorine and nitrogen tetroxide. The Company's manufacturing processes provide the Company with the ability to: (i) expand its product portfolio;

(ii) diversify its revenue stream; (iii) optimize its product mix to target those products currently enjoying favorable market conditions; and (iv) allocate its fixed costs over additional products and revenues. In addition, as a result of its proven manufacturing expertise, the Company has secured ongoing contract manufacturing relationships with numerous large multinational companies with complex manufacturing needs, including Zeneca, FMC, B.F. Goodrich and Rhone-Poulenc. Further, the Company's manufacturing expertise has allowed it to maintain the strict standards necessary to remain the sole supplier to the U.S. Air Force of nitrogen tetroxide, an aerospace fuel additive, for over 20 years.

     Proven Experience in New Product Development. The Company is a proven leader in the development of new agricultural and industrial products and applications. Since the Company's introduction of potassium nitrate in the 1960s, the Company's agronomic research and development staff has conducted thousands of experiments under a wide range of soil and climatic conditions, developing a comprehensive agronomic database relating to its products. This database provides the Company with the ability to demonstrate the efficacy of its products under specific local climatic conditions, which provides it with a competitive advantage in developing and marketing new products and applications. In addition to potassium nitrate, the Company has also developed many other new products and applications, including: (i) Multicote, a proprietary labor saving polymer coated specialty plant nutrient which provides for the controlled release of nutrients over specific periods of time ranging from four to 12 months; (ii) K-Carb, a product that serves the industrial market for applications in oxidization and cleaning and also serves the agricultural market; (iii) a group of food grade phosphate products; (iv) several Specialty Plant Nutrients blends; and (v) a variety of herbicide products. New products introduced by the Company since 1990 accounted for approximately $50 million of the Company's total revenues in 1997.

     Low Cost Supplier. The Company believes that it is among the lowest cost suppliers in the major markets in which it competes. The Company believes it is the lowest cost supplier of potassium nitrate products to North American and European markets on a delivered cost basis. The Company attributes its low cost position in potassium nitrate to its long-term experience utilizing two unique synthetic production processes, which also generate marketable co-products, and the strategic location of its production facilities in the U.S. and Israel relative to its primary markets in North America and Europe. In addition, the Company believes it is among the lowest cost suppliers of propanil worldwide due to its position as the world's only fully integrated manufacturer of this product.

     Strong Management Team. The Company has assembled a strong and experienced management team both at the corporate and operating levels. The Company's top operating managers have an average of over 20 years of experience in the chemicals industry. Senior operating managers are eligible to receive a significant portion of their compensation through an incentive formula based on economic value added ("EVA") related to the profitability and efficient use of capital of their respective business units. This EVA compensation structure consists of both annual and multi-year incentive plans.

BUSINESS STRATEGY

     Expand Manufacturing Capacity for High Growth Products. The Company has invested approximately $300 million in its manufacturing facilities over the past 10 years to develop sophisticated manufacturing operations, enhance productivity and increase capacity. The Company is currently investing an additional $32 million over the next two years to expand potassium nitrate capacity by over 20% at the Company's facilities in Mishor Rotem, Israel and Vicksburg, Mississippi. In addition, the Company currently intends to invest an aggregate of approximately $31 million in its manufacturing facilities over the next two years to expand capacity for other high growth products. These other planned expansions include additional food grade phosphates manufacturing capacity in Mishor Rotem, Israel and the construction of a plant to manufacture MAP and MKP in Vicksburg, Mississippi. The Company believes that increased capacity will allow it to benefit from continued growth in demand for the Company's major products and allow it to further enhance its market leadership positions.

     Increase Sales in Underpenetrated Markets. The Company believes that it has a significant opportunity to increase sales in underpenetrated geographic markets. The Company's sales outside the U.S. and Western Europe accounted for approximately 27% of total revenues in 1997. The Company intends to increase its penetration in these markets by: (i) opening new marketing offices in targeted regions; (ii) entering into strategic alliances or joint ventures; and (iii) pursuing strategic acquisitions. For example, the Company and a strategic partner recently established Riceco to market rice-related herbicides and other rice-related agrichemicals (other than fertilizers) globally and the Company has also recently established new marketing offices in Mexico, South Africa and China.

     Continued Development of New Products and Applications. The Company intends to continue to leverage its ability to develop and introduce new products and applications to expand its product portfolio of high-value-added products. The Company will utilize its extensive agronomic database, relationships with professional growers and its technical sales and marketing professionals to identify the needs of its customers and to develop and introduce products which satisfy those needs. For example, the Company has recently introduced the Multicote line of specialty plant nutrients which utilizes polymer coated technology developed by the Company that allows for the controlled release of nutrients over specific periods of time ranging from four to 12 months, which optimizes plant feeding and minimizes labor requirements. Additional new generations of Multicote technology providing for longer release times are being developed. Other product development initiatives include various generic pesticides and herbicides and food phosphates. In addition, the Company is conducting several agronomic research programs in conjunction with universities, professional growers and distributors to further develop the market for its products. These programs include research programs in the U.S., Israel, Italy, Spain, France, the United Kingdom, Greece, Mexico, Brazil, South Africa, China, Japan and the Benelux countries.

     Pursue Strategic Acquisitions, Alliances and Joint Ventures. The Company has successfully grown through acquisitions and alliances and intends to pursue strategic acquisitions, alliances and joint ventures that will allow it to further improve its positions in targeted markets. The Company evaluates opportunities based on their ability to: (i) broaden the Company's product line;
(ii) increase the Company's marketing reach; (iii) generate economies of scale; and (iv) enhance the Company's product development capabilities. The Company's acquisition of Na-Churs, formation of Riceco and the recent investment in Lego are examples of the implementation of this strategy.

PRODUCTS

     The Company develops, produces and distributes a wide range of specialty chemicals products for a variety of agricultural and industrial end-uses. The Company has grouped its operations into three general product categories that reflect the different industries and end-use markets serviced by the Company. These product groups are: Specialty Plant Nutrients, Industrial Chemicals and Organic Chemicals.

     Specialty Plant Nutrients. The Company's Specialty Plant Nutrients consist of high-value nutrients designed for intensive agriculture, including greenhouses, nurseries and orchards. The Company's flagship product is potassium nitrate, which is marketed principally under the brand names K-Power domestically and Multi-K internationally (collectively referred to as "K-Power"). Potassium nitrate provides potassium and nitrogen, two of the three essential plant nutrients, is water soluble and does not contain chlorine or other environmentally harmful chemical residues that are generally found in commodity fertilizers. The unique combination of these performance characteristics allows potassium nitrate to command a price premium over other potassic plant nutrients and fertilizers and has led to a compound annual growth rate in tons shipped of approximately 6% for the industry over the past five years. With current annual production capacity of approximately 630,000 tons, the Company is the world's largest producer of potassium nitrate. In response to continued growing demand, the Company is in the process of increasing its annual potassium nitrate capacity to approximately 770,000 tons by year-end 1999. The Company believes that it currently accounts for approximately 60% of the world's production of potassium nitrate and 100% of North American production of potassium nitrate.

     The Company's other Specialty Plant Nutrients include those designed for highly specialized horticultural applications. These include: (i) Polyfeed, a fully soluble and chlorine-free blend of varying combinations of plant nutrients containing the three essential plant nutrients, nitrogen, phosphorus and potassium; (ii) Magnisal, which acts as a magnesium supplement; (iii) monoammonium phosphate, or Multi-MAP, a fully soluble source of nitrogen and phosphorus; (iv) monopotassium phosphate, or Multi-MKP, a fully soluble, chlorine-free source of potassium and phosphorus; and (v) Multicote, a polymer coated specialty plant nutrient which provides for the controlled release of nutrients over specific periods of time ranging from four to 12 months, which optimizes plant feeding and minimizes labor requirements. The Company is also the largest U.S. producer and marketer of high purity liquid fertilizers, which are sold under its Na-Churs brand name and are used both as a starter nutrient in growing corn and in growing high-value crops such as fruits, vegetables and flowers. Specialty Plant Nutrients revenues were approximately $220.5 million for the year ended December 31, 1997.

     The following table sets forth the Company's principal Specialty Plant Nutrients products, markets and applications:

    PRINCIPAL
    PRODUCTS                       PRIMARY MARKETS                              APPLICATIONS
    ---------                      ---------------                              ------------
Potassium Nitrate       Fruits, vegetables, flowers, cotton         Fertigation, foliar sprays and soil
  (K-Power)             and tobacco                                 applications
Polyfeed                Horticulture                                Fertigation and foliar sprays
Multi-MAP               Horticulture                                Fertigation and foliar sprays
Multi-MKP               Horticulture                                Fertigation and foliar sprays
Magnisal                Vegetables, citrus, tropical fruits         Fertigation and foliar sprays
                        and flowers
Multicote               Vegetables, turf, fruit trees and           Time release of nutrients
                        potted plants
Na-Churs Liquid         Corn, soybeans, wheat and high-value        Furrow applied starter, foliar sprays
  Fertilizers           crops                                       and fertigation

     Industrial Chemicals. The Company's Industrial Chemicals consist of a broad variety of specialty and other chemicals with applications in multiple end-use markets. The Company's Industrial Chemicals products are generally produced as co-products in the Company's potassium nitrate manufacturing processes. These products provide the Company with the ability to diversify its revenue base while maintaining its leadership position in potassium nitrate and to allocate its fixed costs over a broader base of revenues and products. The Company is the world's largest manufacturer and marketer of technical grade potassium nitrate, a high purity product used for many industrial applications, including the production of television picture tubes, computer screens, other specialty glasses, ceramics, food additives and explosives. The Company is also a manufacturer of potassium carbonate, marketed under the brand name K-Carb. K-Carb is used in the production of television picture tubes, computer screens, ceramics, detergents, in agricultural applications, and in the production of other potassic chemicals. In addition, the Company is the sole supplier to the U.S. Air Force of nitrogen tetroxide, an aerospace fuel additive.

     Additional Industrial Chemicals produced by the Company include phosphoric acid, with approximately 66,000 tons of current annual production capacity, used for metal treatment, industrial cleaning solutions, fermentation and in the food and fertilizer industries; and a variety of phosphate products including: STPP, an ingredient in detergents; MAP, used in fire extinguishers and fire retardants; MKP, used in the fermentation process; MSP and DSP, which are used by food processing companies as emulsifiers for cheese processing and as a buffer in foodstuffs; and SAPP, used by food processing companies in baking powders and potato processing. The Company intends to continue to emphasize the production of high-value phosphate products such as those used in the food and soft drink industries. The Company also produces chlorine sold to industrial and chemical manufacturing companies for water purification and production of paper pulp and PVC pipe. Industrial Chemicals revenues were approximately $109.0 million for the year ended December 31, 1997.

     The following table sets forth the Company's principal Industrial Chemicals products, markets and applications:

   PRINCIPAL PRODUCTS                         PRIMARY MARKETS                            APPLICATIONS
   ------------------                         ---------------                            ------------
Technical Grade Potassium       Glass, ceramics, explosives, metal,               Oxidization and ion
  Nitrate                       petrochemical and heat treatment industries       exchange
Potassium Nitrate USP           Pharmaceutical industry                           Ingredient in certain
  Grade                                                                           toothpaste
Potassium Carbonate             Glass, detergents and fertilizer industry         Oxidization and cleansing
  (K-Carb)
Phosphoric Acid                 Industrial production, food and fertilizer        Metal treatment, industrial
                                industries                                        cleaning and fermentation
Sodium Tripolyphosphate         Food processing companies                         Meat and seafood processing
  Food Grade
Sodium Tripolyphosphate         Soap and detergent industry                       Cleansing ingredient
Monoammonium Phosphate          Chemical manufacturers                            Fire retardant formulations
Monopotassium Phosphate         Food processing companies                         Fermentation process
Monosodium Phosphate            Food processing companies                         Emulsifiers and buffers
Disodium Phosphate              Food processing companies                         Emulsifiers and buffers
Sodium Acid Pyrophosphate       Food processing companies                         Baking powders and potato
                                                                                  processing
Chlorine                        Chemical companies                                Water purification,
                                                                                  production of paper pulp
                                                                                  and PVC pipe
Nitrogen Tetroxide              United States Government                          Aerospace fuel additive

     Organic Chemicals. The Company's Organic Chemicals consist primarily of a variety of herbicides and other products requiring expertise in complex organic synthesis. The Company's Organic Chemicals products include propanil, the world's leading rice herbicide, and DCA, the principal raw material for the production of propanil. The Company is the sole U.S. producer, and the only fully integrated producer worldwide, of propanil, and is the sole producer of DCA in North America. Other Organic Chemicals include Butoxone, a leading peanut and soybean herbicide; diuron, a broad use herbicide used on various crops, including alfalfa and cotton; and ethephon, a cotton, fruit and vegetable growth regulator. The Company also produces and sells THAM, a proprietary buffering agent used in pharmaceutical applications, including contact lens solutions. In addition, the Company utilizes its manufacturing expertise and capacity and serves as a contract manufacturer of organic chemicals for major multinational chemical companies, including Zeneca, FMC, B.F. Goodrich and Rhone-Poulenc, all of which have been long-term customers of the Company. The Company recently formed Riceco with a strategic partner to market propanil, combination rice herbicides and other rice-related chemicals (other than fertilizers) on a worldwide basis. Organic Chemicals revenues were approximately $47.0 million for the year ended December 31, 1997.

     The following table sets forth the Company's principal Organic Chemicals products, markets and applications:

  PRINCIPAL PRODUCTS                       PRIMARY MARKETS                             APPLICATIONS
  ------------------                       ---------------                             ------------
 Propanil                    Rice                                              Broad spectrum weed control
 Dichloroanaline             Organic chemicals manufacturers                   Primary propanil raw material
 Butoxone                    Peanuts and soybeans                              Weed control
 Diuron                      Food crops, alfalfa and cotton                    Broad use herbicide
 Ethephon                    Cotton, fruit and vegetables                      Plant growth regulator
 THAM                        Pharmaceutical companies                          Buffering agent
 Contract                    Various industrial companies                      Various organic syntheses
   Manufacturing

NEW PRODUCT DEVELOPMENT

     The Company maintains a strong commitment to new product development, focusing on expanding applications for its existing products and developing new products and processes, and as of December 31, 1997 employed approximately 54 research and development scientists, engineers and technicians. The Company's extensive agronomic data base, which consists of the results of thousands of experiments under a wide range of soil and climatic conditions, significantly enhances the Company's ability to develop and introduce new products, as horticultural and agricultural growers generally require substantial testing under their own specific climatic, soil and growing conditions before they will adopt a new plant nutrient. The Company's research and development staff, utilizing this data base, works together with the Company's sales force and customers to identify specific customer needs and develop innovative solutions which satisfy those needs. This method of product development results in close ongoing working relationships between the Company and its customers and allows the Company to better anticipate and service customer needs. The Company also utilizes cooperative agronomic research and development partnerships with universities to further develop new products and applications. The Company's research and development staff also seeks to apply new products and applications resulting from these processes to other end-use markets. New products introduced by the Company since 1990 accounted for approximately $50 million of revenues in 1997.

     For the years ended December 31, 1995, 1996 and 1997, the Company spent approximately $3.2 million, $2.7 million and $2.4 million, respectively, on research and development, which have been charged to current operations.

SALES AND MARKETING

     The Company utilizes an extensive sales and marketing network for its Specialty Plant Nutrients, Industrial Chemicals and Organic Chemicals customers. This network consists of a direct sales force of approximately 115 professionals as well as over 150 independent agents, distributors and brokers who specialize in marketing and distributing the Company's products in particular markets. By utilizing the market specialization and knowledge provided by agents, distributors and brokers in markets in which the Company does not have a significant sales and marketing presence, the Company is able to gain access to a broader range of distribution channels and end-users and increase sales as well as strengthen its brand name recognition. The Company's sales efforts are further enhanced by its product development and technical support staff, who work closely with customers to demonstrate the performance of the Company's existing products under specific climatic, soil and growing conditions and develop new products and markets based on customer needs.

     The Company's agricultural and horticultural market development activities are generally conducted with a focus on individual crops. Once target crops are identified, specific geographical markets are targeted based on their market potential. The Company will then establish major crop development programs in these potential markets through working partnerships between its agronomists and local universities and/or research centers which conduct test programs and field trials. The Company's agronomists will also work closely with local growers to demonstrate the efficacy of the Company's products using data generated through the local test programs and field trials. As a market matures, the Company hires local agronomists and opens local offices to service the market. At present, the Company maintains resident development and technical support staff in the United States, Israel, Italy, Spain, France, the United Kingdom, Greece, Mexico, South Africa, China, Japan and the Benelux countries. The Company is in the process of implementing several agronomic research programs in conjunction with universities, professional growers and distributors to further develop the market for its products. These programs include researching the efficacy of potassium nitrate in the United Kingdom for growing potatoes, in Spain for growing olives and in the Far East for growing rice. The Company is also pursuing numerous other research programs in other countries.

     The Industrial Chemicals produced by the Company are generally marketed through the Company's extensive marketing network and through the Company's subsidiaries throughout the world. Nitrogen tetroxide is primarily sold under a long-term contract to the U.S. Air Force.

     The Company's contract manufacturing business is secured on the basis of:
(i) the Company's reputation for quality, efficiency and speed of execution and
(ii) an aggressive promotional program that includes participation in numerous trade shows.

     In order to provide prompt and responsive service the Company uses warehouse and distribution facilities which are strategically located throughout the Company's global network. The Company maintains inventories of its products internationally to facilitate prompt deliveries to customers.

CUSTOMERS AND MARKETS

     The Company's customers include blenders, distributors, professional growers, agrichemical companies, governmental agencies, and multinational manufacturers in many geographic markets throughout the world. The following chart sets forth the breakdown of the Company's sales by geographic market for the three year period ended December 31, 1997:

                                                      1995            1996            1997
                                                  ------------    ------------    ------------
                                                  AMOUNT    %     AMOUNT    %     AMOUNT    %
                                                  ------   ---    ------   ---    ------   ---
                                                             (DOLLARS IN MILLIONS)
Europe..........................................   $146     38%    $160     39%    $148     39%
United States...................................    136     35      145     35      128     34
Asia............................................     34      9       37      9       29      8
Canada and Latin America........................     22      6       24      6       22      6
Israel..........................................     21      5       23      6       19      5
Australia.......................................      6      2        6      1        6      2
Africa and other................................     21      5       17      4       25      6
                                                   ----    ---     ----    ---     ----    ---
          Total.................................   $386    100%    $412    100%    $377    100%
                                                   ====    ===     ====    ===     ====    ===

     The Company's customers are diversified across each of the Company's product groups. Specialty Plant Nutrients are generally sold through the Company's network of representative offices and through its sales, technical support and distribution affiliates who in turn generally sell to blenders, growers or other end-users. In addition, the Company sells Specialty Plant Nutrients directly to certain large blenders and end-users. The Company's Specialty Plant Nutrients are used on a variety of crops, particularly higher value-added crops, which allow the Company's customers to increase yield and allow the Company's products to command a premium price. The Company sells its Industrial Chemicals principally through its own worldwide network of representative offices and through its sales, support and distribution affiliates to various industrial consumers. The Company's Organic Chemicals Group sells its products through large distributors, co-operatives, regional dealers, international brokers and multinationals, as well as to Riceco (see "Riceco" below and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Riceco"). In addition, the Company sells its Organic Chemicals directly to some customers domestically and via a joint venture partner internationally. During the year ended December 31, 1997, no customer accounted for more than 4.0% of consolidated revenues and the 10 largest customers accounted for less than 18% of consolidated revenues.

RAW MATERIALS

     The Company's raw materials consist primarily of ammonia, potash and phosphate rock. Other raw materials include orthodichlorobenzene, propionic acid and various other chemicals. In the United States, all of the Company's raw materials are readily available from multiple suppliers. A minimum of approximately 50% of the Company's potash requirements in the U.S. are required to be purchased from a subsidiary of MCC at market rates, as defined, subject to a 5% "cap" on annual market price increases or decreases, under a five-year contract expiring in 2001. In addition, MCC has the right to supply the Company's remaining U.S. potash requirements if it can meet market prices and specified quality standards. The contract is renewable for additional one year periods if mutually agreed. This contract was entered into in connection with the Company's 1996 sale of its potash operations to MCC. The remainder of the Company's U.S. potash requirements are available from multiple suppliers. Ammonia is generally purchased from a supplier under a renewable contract expiring in August 1999 at negotiated prices and is also available from multiple sources.

     In Israel, the Company sources its potash exclusively from DSW under two long-term contracts which expire in 1999 and 2005, and sources its phosphate rock solely from Rotem according to the terms of a variable price contract which expired in 1996 and which is currently being renegotiated. The potash contracts provide for prices to be established quarterly, based on the weighted average of the FOB Israeli port prices paid to DSW by its overseas customers during the preceding quarter plus certain adjustments thereto. Both DSW and Rotem are subsidiaries of Israel Chemicals Ltd., a large Israeli chemical company. While the Company believes that alternative sources of supply for raw materials supplied by Rotem and DSW are available, the loss of supply from DSW and Rotem could have a material impact on the Company's financial performance. Ammonia is sourced from a European supplier under a one year contract renewable at negotiated prices and is available from a number of alternative suppliers. Approximately 85% of the Company's energy requirements and approximately 50% of the Company's steam requirements at the Haifa Facility are provided by a co-generation plant owned and operated by a third party under a three year contract expiring in 2001 and renewable for an additional two years. The remainder of HCL's steam requirements are supplied by HCL's own steam facility. Such third party also operates this steam facility for HCL under a contract having a similar term and at prices generally below those available from alternative steam sources other than the co-generation plant.

     The Company has historically experienced fluctuations in the price of ammonia. The Company has not generally passed on ammonia price changes to its customers as price changes have generally been temporary.

MANUFACTURING

     The production of Specialty Plant Nutrients, Organic Chemicals and Industrial Chemicals are each integrated multi-stage processes which in some cases involve chemical synthesis, formulation and mixing. Following these processes, the product is packaged based upon customer requirements.

     The Company utilizes two unique manufacturing processes in producing Specialty Plant Nutrients and Industrial Chemicals -- a "solvent extraction" process in Israel and "direct reaction" process in the U.S. The solvent extraction process is based on reacting potassium chloride with nitric acid in the presence of an aqueous recycled brine and an organic solvent, producing potassium nitrate and hydrochloric acid as co-products. The hydrochloric acid is used on-site to acidulate phosphate rock and produce phosphoric acid, which in turn is used to manufacture a variety of phosphate products. The direct reaction process is based on the reaction of potassium chloride and nitric acid, which produces potassium nitrate and chlorine and nitrogen tetroxide as co-products. In the production of the Company's Organic Chemicals and contract manufacturing products, major processes and chemistries include the complex synthesis of organic chemicals to produce agrichemicals and pharmaceutical chemicals. Propanil is produced at the Company's West Helena, Arkansas facility by reacting DCA with propionic acid and propionic anhydride to produce propanil technical, the active ingredient in all propanil products. Propanil technical is formulated into emulsifiable concentrate and then sold. The Company also sells propanil technical in molten form and flake form. The Company believes that its experience and expertise in manufacturing provide it with a significant competitive advantage.

RICECO

     During August 1997, the Company and Westrade formed Riceco to market propanil, combination rice herbicides and other rice-related chemicals (other than fertilizers) on a worldwide basis. Westrade's interest in Riceco is now held by the Westrade Member, which is owned 50% by DuPont and 50% by the private investment group which currently owns 50% of Westrade. The Company has been advised that DuPont owns the other 50% of Westrade.

     The Company and the Westrade Member each have a 50% equity interest in Riceco and each exercises equal voting rights. Riceco's profits and losses are currently allocated 60% to the Company and 40% to the Westrade Member, but under specified conditions would be adjusted to 50% to each. At closing, both members contributed product registrations, labels and customer lists to Riceco and subsequently each member provided an interim working capital loan of $1.25 million to be repaid in 1998 in accordance with covenants contained in a Riceco loan agreement. Under a long-term supply agreement, the Company will produce all of the propanil required by Riceco.

     The Company believes that the creation of Riceco will serve to: (i) expand market share through the introduction of propanil combination products; (ii) increase international market share, most notably in the key rice growing regions of Asia and Latin America; (iii) establish Riceco as the premier distribution channel for crop-protection products to the global rice industry;
(iv) provide operating efficiencies through the elimination of certain costs; and (v) provide for better utilization of the Company's manufacturing facilities as a result of increased production of propanil.

INTELLECTUAL PROPERTY

     The Company considers its manufacturing processes to be of material importance to its business and seeks to protect this knowledge by maintaining these processes as trade secrets. In order to maintain the confidentiality of such trade secrets the Company has generally not sought patent protection. In addition, the Company has differentiated its products in the marketplace by pursuing a branded strategy. As a result, the Company has developed several brand names, such as K-Power, Magnisal, Polyfeed, Multicote, Poni, K-Carb and Na-Churs.

COMPETITION

     In Specialty Plant Nutrients, the Company primarily competes with SQM, and to a lesser extent with other producers, the most recent of which, Norsk Hydro, began production in spring 1997 with a rated capacity of approximately 33,000 tons per annum. A new prospective Chilean entrant, Yolanda, has announced plans to achieve annual production capacity of approximately 275,000 tons of finished nitrate products, which may include potassium nitrate, by August 1998, after several delays in prior years. Given Yolanda's prior delays, the Company cannot predict whether or when Yolanda will actually begin production and, if so, what its actual production levels will be. In addition, APC has announced plans for the construction of 110,000 tons of annual capacity. The Company believes that the announced project by APC could be delayed beyond 2002. The Company believes that its sales volumes will not be materially affected by new capacity, due to expected delays and uncertain product quality from the new entrants, as well as projected growth in global demand. Competition among producers of agricultural grade potassium nitrate is primarily driven by customer preferences for quality, reliability, custom specifications and price.

     In Industrial Chemicals, the Company competes with a wide variety of large and small specialty and commodity chemical companies including SQM, Haldor Topsoe, Budenheim, Hoechst, Rhone-Poulenc, FMC, Armand, ASHTA and Vulcan. The primary competitive factors in the industrial chemicals market are product quality, technical specifications and price.

     In Organic Chemicals, the Company primarily competes with a wide variety of large and small specialty and commodity chemical companies, including Griffin, Dow, Monsanto, AgrEvo (joint venture of Hoechst and Schering), Rhone-Poulenc, Rohm and Haas and Zeneca. Competitive factors in the production of organic chemicals primarily consist of manufacturing expertise in specific complex chemical processes, vertical integration, flexible manufacturing facilities and price.

PROPERTIES

     Listed below are the principal manufacturing facilities operated by the
Company:

                        APPROXIMATE
      LOCATION         SQUARE FOOTAGE                  PRODUCTS PRODUCED
      --------         --------------                  -----------------
Vicksburg,
  Mississippi              330,000      Specialty Plant Nutrients, Industrial Chemicals
Haifa, Israel            1,490,000      Specialty Plant Nutrients, Industrial Chemicals
Mishor Rotem, Israel       780,000      Specialty Plant Nutrients, Industrial Chemicals
West Helena, Arkansas       75,000      Organic Chemicals
Marion, Ohio                82,000      Specialty Plant Nutrients

     The Company owns the property, plant and equipment located at both its Vicksburg, Mississippi facility and its West Helena, Arkansas facility. The Vicksburg plant consists of three manufacturing plants situated on 600 contiguous acres. The West Helena facility is ISO 9002 certified and is located on a 60 acre site. The plants are encumbered by first mortgages and security interests securing long-term bank indebtedness. In addition to its corporate office in New York City, the Company maintains an administrative office in Memphis, Tennessee. Both offices are in leased facilities.

     The Company owns its machinery and equipment and leases the land for its Haifa, Israel operations from Oil Refineries Ltd. ("ORL"), a corporation which is majority-owned by the Israeli Government. The leases expire at various dates, primarily in the years 2015 and 2016. The Company owns the machinery and equipment and leases the land for its Mishor Rotem, Israel operations from the Israeli Land Administration Authority under a 49 year lease which commenced in 1994. All of such lease payments for the Mishor Rotem land have already been paid and were included in the construction costs. The Company also owns ammonia terminal facilities located on leased property in the port in Haifa and leases from ORL a pipeline which transports ammonia from the port in Haifa to the Company's plant. Substantially all of these assets are subject to security interests in favor of the State of Israel or banks.

     Under specific legislation, the land owned by ORL in Haifa Bay, including the land leased by HCL, was excluded from the jurisdiction of local authorities until 2003. Accordingly, currently HCL pays no local charges nor betterment levies with respect to the Haifa Facility. There can be no assurance that such local charges or betterment levies will not be material if and when demanded by local authorities.

     Management believes that its facilities are in good operating condition and adequate for its current needs. The Company plans to expand manufacturing capacity. See "Business Strategy."

EMPLOYEES

     As of December 31, 1997 the Company employed approximately 840 people. Approximately 220 employees have advanced technical and academic qualifications. Except for certain employees at the Company's Israeli operations, none of the Company's employees are represented by any collective bargaining unit.

     During the fourth quarter of 1996 and the first two quarters of 1997, the Company's operations were adversely impacted by the Haifa Labor Dispute which occurred at the Company's Haifa Facility.

     Most employees at the Haifa Facility are members of the "Histadrut," the Israeli national labor federation, and are represented by collective bargaining units. Terms of employment of most employees at the Haifa Facility are currently governed predominantly by a Specific Collective Agreement ("SCA") negotiated by the Company with the Histadrut, the respective unions representing the employees and representatives of the employees.

     In 1994, an agreement was signed with the unions and representatives of the technicians and engineers at the Haifa Facility for the three year period ended December 31, 1996. In 1995, an SCA was signed with the unions and representatives of the other employees for the two year period ended December 31, 1996. In September 1996, the Company announced the cancellation of such agreements effective upon their expiration dates and its intention to negotiate a new SCA with basic changes aimed at reducing labor costs and enhancing operating flexibility for the period following December 31, 1996.

     As a result of the announced cancellation of the labor agreements, the Company suffered several work stoppages and other job actions which adversely affected productivity at the Haifa Facility during October and November 1996, including a period of temporary plant shut-down. On December 3, 1996 the plant was shutdown until March 10, 1997 when a new SCA providing for certain wage freezes and reductions in benefits was signed for the three year period ending December 31, 1999. Subsequent to March 10, 1997, the Haifa Facility re-opened and gradually began production. By the end of May 1997 and subsequent thereto, the Haifa Facility was generally operating at approximately full capacity; however, there have been several periods of operations at less than full capacity due to the need for increased maintenance for certain equipment resulting from the lengthy period of shut-down.

     Management believes that the new SCA will result in substantial cost savings for the Company compared to the costs it would otherwise have incurred during the next few years had the Company merely renewed the terms of the prior SCAs and continued the pattern of increased costs included in recent SCAs. Further, management believes that the aggregate amount of such cost savings over the next few years will substantially exceed the incremental costs experienced during the Haifa Labor Dispute. Such savings commenced during the second quarter of 1997.

     Following the settlement of the Haifa Labor Dispute, the Company achieved the following objectives: (i) a reduction in absenteeism from about 7% per annum to about 2% per annum; (ii) greater ability to freely transfer employees between departments and production units; (iii) increased flexibility regarding the ability to promote employees and incentivize them based on performance measures and evaluations developed and implemented by management; (iv) greater ability to dismiss employees on the basis of poor performance (which has already been utilized in recent months); (v) on-going and more effective communication between management and employees; and (vi) increased freedom to use sub-contractors. In addition, following the settlement of the Haifa Labor Dispute, the Company significantly restructured its workforce at the Haifa Facility, with the result being a net 100 person reduction (or 18%) in the number of its employees at the Haifa Facility, and an approximate 16% reduction in the average cost per employee. Under the new labor agreement, such reductions in headcount and in average cost per employee resulted in estimated annual cost savings of $9 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Significant Developments -- Haifa Labor Dispute."

     A third party provides operating and management services for the Mishor Rotem, Israel facility as a subcontractor, and is reimbursed for costs based on an approved budget plus a variable incentive fee designed to increase efficiency, volumes produced and quality of production.

ENVIRONMENTAL MATTERS

     Cedar and Vicksburg. Vicksburg's plant located in Vicksburg, Mississippi and Cedar's West Helena, Arkansas plant discharge process waste water and storm water pursuant to permits issued in accordance with the Federal Clean Water Act and related state statutes. Air emissions at each plant are regulated by permits issued pursuant to the Federal Clean Air Act and related state statutes. The Company believes it is in substantial compliance with these and other applicable material environmental requirements at these facilities.

     The EPA notified Cedar in 1989 that unspecified corrective action will be required under the Federal Resource Conservation and Recovery Act of 1976, as amended, to protect against the release of contaminants allegedly present at the Vicksburg plant as a result of previous pesticide manufacturing operations. As a result of the notice, an agreement was reached with the EPA and the Department of Justice on the terms of a Consent Decree which was filed in the United States District Court at Jackson, Mississippi in January 1992. Pursuant to the Consent Decree, a facility investigation work plan was submitted to the EPA. Following its approval, Vicksburg intends to undertake a site investigation and corrective measures study, followed by implementation of appropriate corrective action. Compliance with the Consent Decree is expected to occur over a five to six year period following the EPA's approval of the facility investigation work plan.

     Cedar's West Helena plant utilizes a surface impoundment for biological treatment of non-hazardous waste streams which was the subject of an enforcement proceeding initiated by the Arkansas Department of Pollution Control and Ecology (the "ADPCE") in 1986 which required Cedar to carry out various studies, ultimately leading to the implementation of a groundwater monitoring system. Based in part on the results of groundwater monitoring and in part on the discovery of a drum burial area on the West Helena plant site, the ADPCE requested Cedar to initiate an expanded plant-wide investigation pursuant to a Consent Administrative Order entered in 1991 (the "Order"). In December 1997, ADPCE accepted the final facility investigation report and requested Cedar to initiate a corrective measure study to address eight separate locations on Cedar's West Helena plant site which ADPCE believes may require remedial action. In addition, ADPCE requested a plan for interim measures to address groundwater contamination on and adjacent to the West Helena plant.

     Cedar removed the buried drums from the West Helena site in accordance with a work plan incorporated in the Consent Administrative Order and, shortly thereafter, filed a suit against a former operator of the plant site for contribution for the costs incurred. In October 1994, Cedar reached a settlement pursuant to which it recovered a substantial portion of its previously incurred drum removal and investigative costs. The settlement also provides for binding arbitration among Cedar and two former operators at the plant site to apportion future investigative and remedial costs required under the Order.

     The Company believes that the future costs required to complete the site investigation and corrective measures studies at Vicksburg and any supplemental plant-wide investigation (if required) and the corrective measures studies at West Helena will be between $500,000 and $1,000,000 and will be expended over two to three years. Interim corrective measures may also be implemented at one or both of these locations during this same period. As of December 31, 1997, the Company has accrued an aggregate of $1,250,000 for these matters. Until these investigations are completed, it is not possible to determine the costs of any final corrective actions which will be required. Any such corrective action costs will be expended over a period of years. There can be no assurance that such costs will not be material.

     In December 1997, the EPA requested 34 companies, including Cedar, to provide information about their dealings with the previous owners and operators of a drum reclamation and recycling site known as the W&R Drum Superfund Site in Memphis, Tennessee. Cedar could have potential liability to share costs of remediating this site, which is on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

     HCL. As a result of the production of phosphoric acid, HCL generates acid sludge and liquid acid effluents. In accordance with a permit issued pursuant to the Law for the Prevention of Sea Pollution (Disposing of Wastes) of 1983, HCL is now disposing of the acid sludge in a designated site in the Mediterranean Sea, situated 20 nautical miles from the Israeli coast. The permit allows for the disposal of a quantity which is sufficient to satisfy HCL's needs. The permit is effective until September 30, 1998, after which disposal of acid sludge to the sea should cease in accordance with the Plan described below.

     HCL currently disposes of its liquid acid effluents to the Haifa Bay through a local river in accordance with a permit issued pursuant to the Law for the Prevention of Sea Pollution from Land Sources of 1988, effective until September 30, 1998. Both above-mentioned permits set forth restrictions on quantities and concentrations, inspection, reporting duties and certain other conditions. The Company believes HCL is in substantial compliance with these permits and with other applicable material environmental requirements.

     During July 1996 the Ministry of Environment (the "Ministry") approved a proposed comprehensive land solution plan for the handling and disposal of the sludge and effluents produced by

HCL's plant (the "Plan"). The Plan was based on the joint work of HCL and representatives of the Ministry. In general, the Plan consists of two objectives: (i) decreasing the quantities and concentrations of the effluents, and (ii) a permanent land solution for the sludge currently being disposed of in the Mediterranean Sea, by filtering and purifying same in a special purifying plant to be built by HCL, and the disposal thereof at a land site to be approved by the Ministry. The overall time schedule for the complete execution of the Plan is four and one-half years, with up to an additional one and one-half year grace period available under certain conditions, with estimated capital expenditures of up to $15 million commencing in 1997.

     In November 1996 HCL signed a settlement agreement (the "Agreement") for resolution of a private criminal complaint, alleging violation of specified Israeli environmental laws as a result of HCL's dumping of chemical waste into a local river without adequate permits, which was submitted against HCL and its directors on December 21, 1994 by Man, Nature and Law, an Israeli fellowship for the protection of the environment (the "Society") and six fishing companies (collectively, the "Petitioners") before the Magistrate's Court of Haifa. On November 26, 1996 the court approved the Agreement, and the Petitioners withdrew the complaint.

     While the Agreement is consistent with the Plan, it is more specific regarding prescribed time schedules, concentrations of effluents and the maintenance of such concentrations. It also establishes a Supervising Committee to review and supervise HCL's progress in complying with the Agreement and prescribes enforcement penalty provisions. In addition, HCL compensated the Petitioners and reimbursed the Society for certain legal expenses and agreed to contribute to an educational and monitoring fund to be established under the Agreement. The Society agreed that after implementation of the plans pursuant to the Agreement, it would not make any further demands on HCL or to any judicial or administrative body regarding the alleged contamination of water or the sea unless the Agreement is breached. The Company believes that HCL is in substantial compliance with the Agreement.


     HCSL disposes of liquid effluents in plastic lined evaporation ponds in accordance with a business license issued under the Business Licenses Act of 1968. Based on recent results of groundwater monitoring in the area, the Ministry notified of its intention to seek an alternate solution to be implemented in the future, including the imposition of a requirement to decrease the concentrations of acid effluents. The Company believes that the solution used by HCSL heretofore in coordination with the authorities provides adequate protection to avoid groundwater contamination. HCSL notified of its objection to the imposition of new purifying requirements. The local authority in charge of HCSL's plant has notified HCSL of a new condition in its business license, under which the operation of new HCSL facilities will be subject to satisfactory resolution of the issue of waste treatment and disposal.


     On March 3, 1998, a criminal proceeding was initiated against HCL and its Managing Director in the Magistrate's Court of Haifa for alleged 1995 nitrous oxide air emissions beyond prescribed levels. During 1995, HCL adopted additional technical and administrative measures to monitor such emissions and believed that it had resolved this matter with the Ministry in 1995. The Company believes that even if this proceeding were adversely decided, the penalty would be a fine which would not have a material adverse effect on its operations or financial condition.

     Appropriate provisions have been made in the consolidated financial statements with respect to the above matters. See Notes A and O of Notes to Consolidated Financial Statements.

LEGAL PROCEEDINGS

     Beginning in April 1993 a number of class of action lawsuits were filed in several United States District Courts against the major Canadian and United States potash producers, including EDP and Cedar's wholly-owned subsidiary, New Mexico Potash Corporation (name subsequently changed to NMPC, Inc.; "NMPC"). The purported class actions were filed on behalf of all direct United States purchasers of potash from any of the named defendants or their respective affiliates, at any time during the period from April 1987 to the present, and alleged that the defendants conspired to fix, raise, maintain and stabilize the prices of potash in the United States purchased by the plaintiffs and the other members of the class in violation of the United States antitrust laws. The complaints sought unspecified treble damages, attorneys' fees and injunctive relief against the defendants. Pursuant to an order of the Judicial Panel for Multidistrict Litigation, all of the Federal District Court actions were consolidated for pretrial purposes in the United States District Court for Minnesota and captioned In Re Potash Antitrust Litigation. Several additional and/or amended complaints were filed in the Minnesota Federal District Courts making substantially the same allegations as the earlier complaints. These complaints have been superseded by or deemed included in the Third Amended and Consolidated Class Action Complaint, to which NMPC and EDP served and filed answers denying all the material allegations thereof on or about July 22, 1994. On or about January 12, 1995 the Court granted plaintiffs' motion to certify the plaintiff class. On or about December 21, 1995, the defendants filed motions for summary judgement. On September 13, 1996 Magistrate Judge Erickson issued a Report and Recommendation recommending that U.S. District Court Judge Kyle grant the motions filed by NMPC, EDP and the other defendants for summary judgment as to all of the plaintiffs' claims. Plaintiffs filed objections to the Report and Recommendation under Rule 72 F.R.Civ.P. On January 2, 1997, after written briefs were submitted by plaintiffs and defendants and after oral argument before Judge Kyle on December 19, 1996, Judge Kyle issued an order accepting and adopting Magistrate Judge Erickson's Report and Recommendation and ordering that the motions filed by NMPC, EDP and the other defendants for summary judgment as to all of the plaintiffs' claims be granted. Plaintiffs, by Notice of Appeal dated January 31, 1997, appealed Judge Kyle's order to the U.S. Court of Appeals for the Eighth Circuit, before which oral argument on the appeal occurred on November 17, 1997.

     On or about May 27, 1993 a purported class action captioned Angela Coleman
v. New Mexico Potash Corp., et al. was filed against the major Canadian and United States potash producers, including EDP and NMPC, and unnamed co-conspirators in the Superior Court of the State of California for the County of Los Angeles. The Coleman action was commenced by Angela Coleman on behalf of a class consisting of all California indirect purchasers of potash, and alleges that the defendants conspired to fix, raise, maintain and stabilize the prices of potash indirectly purchased by the members of the class in violation of specified California antitrust and unfair competition statutes. The complaint in Coleman seeks unspecified treble damages, attorneys' fees and injunctive relief against the defendants. In addition, on or about March 29, 1994, a purported class action captioned Neve Bros. et al. v. Potash Corporation of Saskatchewan, et. al., was commenced in the Superior Court of the State of California for the City and County of San Francisco against the major Canadian and United States potash producers and unnamed co-conspirators. EDP, NMPC, NMPC's parent, Cedar, Cedar's parent corporation, Nine West Corporation ("Nine West"), and the Company are among the named defendants in the Neve action. The Neve action, also brought on behalf of a class of indirect purchasers of potash in California, makes substantially the same allegations as made in the Coleman action and seeks substantially the same legal and equitable remedies and relief. Nine West and the Company have been dismissed from the Neve action, in each case for lack of personal jurisdiction. Cedar, EDP and NMPC have served and filed answers in the Neve action, and EDP and NMPC have served and filed answers in the Coleman action, in each case denying all material allegations of the respective complaint. The Coleman action has been consolidated with the Neve action in the Superior Court of the State of California for the City and County of San Francisco. By stipulation, this consolidated action has been stayed pending the outcome of the appeal to the Court of Appeals for the Eighth Circuit in the federal action discussed above.

     Management has no knowledge of any conspiracy of the type alleged in these complaints.

     In June 1996, the grand jury authorized by the U.S. Department of Justice Antitrust Division to investigate possible violations of the antitrust laws in connection with the allegations made in the civil actions described above closed its investigation without bringing any action.

     On October 24, 1995, several suits were filed in both the State Court in Bogalusa, Louisiana and in the United States District Court for the Eastern District of Louisiana, each purporting to be class actions arising out of an October 23, 1995 explosion of a tank car at a plant of a Vicksburg customer located in Bogalusa, Louisiana. The tank car contained nitrogen tetroxide which had been produced and sold by Vicksburg. Subsequently, approximately 146 suits were filed in the State Court for the 22nd Judicial District, Washington Parish, Louisiana. The cases have been consolidated in this State Court and the consolidated suit certified as a class action. The class is estimated to contain approximately 8,000 claimants. Vicksburg, Cedar and the Company are included among the defendants in the class action. In addition, two later suits, one on behalf of the City of Bogalusa, have been filed in the same court naming, among the defendants, Vicksburg, Cedar and the Company. Also, 10 separate suits naming an aggregate of more than 8,000 plaintiffs have been filed in the Circuit Court of Hinds County, Mississippi naming, among the defendants, Vicksburg, Cedar and the Company. Among other defendants included in the consolidated Louisiana class action and in the Mississippi suits are Gaylord Chemical Company and its parent corporation, Gaylord Container Corporation; Union Tank Car Company; Illinois Central Railroad; and Kansas City Southern Railroad. The plaintiffs in all of these suits seek unspecified damages arising out of the alleged exposure to toxic fumes which were allegedly released as a result of the explosion and the City of Bogalusa also seeks reimbursement of expenses allegedly resulting from the explosion. The Company has filed motions and/or exceptions in the Mississippi and Louisiana actions denying personal jurisdiction, which motions/exceptions remain pending. The Mississippi court has established a trial date for an initial group of plaintiffs to be determined for September 1998. The Louisiana court has established a plan culminating in a trial in October 1998. The suits have been tendered to the Company's liability insurance carriers for defense and indemnification. Vicksburg and Cedar have commenced an action in the 22nd Judicial District Court, Washington Parish, Louisiana against their principal insurance carriers (whose insurance policies also include the Company as an additional named insured) seeking a declaratory judgment that Cedar and Vicksburg are entitled to defense costs and indemnification with respect to these claims. The Company has commenced settlement discussions with representatives of the Louisiana and Mississippi plaintiffs. There can be no assurance that a settlement will be achieved, or, if a settlement is achieved, that the amount of such settlement would not be material.


     There are several other legal proceedings pending against the Company and certain of its subsidiaries arising in the ordinary course of its business which management does not consider material.

     Management of the Company believes, based upon its assessment of the actions and claims outstanding against the Company and certain of its subsidiaries, and after discussion with counsel, that the eventual disposition of the matters described or referred to above should not have a material adverse effect on the financial position, future operations or liquidity of the Company. However, management of the Company cannot predict with certainty the outcome of the potash and Louisiana matters described above.

     For information relating to certain environmental proceedings affecting the Company, see "Environmental Matters" above.

                                   MANAGEMENT

     The directors and executive officers of the Company are as follows:

NAME                            AGE    POSITION
----                            ---    --------
Arie Genger                     52     Chairman of the Board and Chief Executive Officer
Thomas G. Hardy                 52     President and Chief Operating Officer; Director
Gabriel Politzer                48     Senior Vice President
Lester W. Youner                52     Vice President, Treasurer and Chief Financial Officer and
                                       Secretary
John J. Lewandowski             42     Vice President -- Corporate Development
Michael P. Oravec               46     Vice President -- Corporate Taxation
Martin A. Coleman               67     Director
Sash A. Spencer                 66     Director

     In addition, the following are key employees of the Company's subsidiaries:

        NAME            AGE                             POSITION
        ----            ---                             --------
Amiad Cohen             60     President of HCL
Esther Eldan            43     Managing Director of HCL
J. Randal Tomblin       55     Senior Vice President of Cedar and President of the
                               Organic Chemicals Division
Yale L. Schalk          42     President of Vicksburg

     The Financial Advisory Committee advises the Board of Directors regarding financial matters and, when the Committee deems appropriate, make recommendations to the Board of Directors. The members of the Financial Advisory Committee are Mr. Lawrence M. Small and Messrs. Hardy and Spencer.

     The following are descriptions of the directors, executive officers and key employees of the Company.

     Arie Genger has been a director and Chairman of the Board of Directors and Chief Executive Officer of the Company since 1986, the sole member of the Executive Committee since June 1988, and was President of the Company from 1986 to December 1993.

     Thomas G. Hardy has been President and Chief Operating Officer of the Company since December 1993, was Executive Vice President of the Company from June 1987 to December 1993 and has been a director and member of the Financial Advisory Committee since October 1992. He was a director of Laser from January 1990 until February 1998 and, since February 1998, has been a director of ESC (see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Significant Developments -- Laser Investment").

     Gabriel Politzer has been a Senior Vice President of the Company since January 1, 1998, with responsibilities for the Company's worldwide Specialty Plant Nutrients products. He was Executive Vice President of Vicksburg from September 1993 to January 1998. From January 1989 through September 1993, he was Vice President of Sales and Marketing at HCL. From 1983 to 1989 he was Chief Financial Officer of Negev Phosphates (a major subsidiary of Israel Chemicals Ltd.).

     Lester W. Youner has been Vice President, Treasurer and Chief Financial Officer of the Company since October 1987 and has been Secretary since December 31, 1996. From June 1979 until October 1987 he was a Partner of Deloitte & Touche LLP, a public accounting firm. He was a director of Laser from November 1996 to February 1998.

     John J. Lewandowski has been Vice President -- Corporate Development of the Company since September 1996. From September 1995 until August 1996 he served as the President of the Company's Potash Group. From January 1995 (when he accepted a position with the Company) until September 1995 he served as the Company's Director of Business Development. From 1991 through 1994 he served in a variety of consulting and business advisory roles for several chemical producers in the United States and Eastern Europe. From 1983 to 1990 he was employed by Arcadian Corporation, in positions of increasing responsibility, his last position being Director -- Nitrogen Products.

     Michael P. Oravec has been Vice President -- Corporate Taxation since January 1997. From December 1994 (when he accepted a position with the Company) until December 1996 he served as the Company's Director of Taxes. From 1980 to 1994 he was employed by The Mennen Company, in positions of increasing responsibility, his last position being Director of Taxes.

     Martin A. Coleman has been a director since March 1993. Since January 1991 he has been a private investor. Prior to that he was a member of the law firm of Rubin Baum Levin Constant & Friedman, general counsel to the Company, for more than five years.

     Sash A. Spencer has been a director since October 1992 and a member of the Financial Advisory Committee since March 1993. He has been an investor and Chairman of Holding Capital Management Corp., a private investment firm, for more than five years and is on the board of directors of several private companies.


     Amiad Cohen has been the President of HCL since April 1, 1998. Previously, he was the Managing Director of HCL since 1988. Mr. Cohen has over thirty years of experience in the chemical industry.



     Esther Eldan has been the Managing Director of HCL since April 1, 1998. Previously, she was general manager of HCL's Specialty Fertilizer Division since its inception in January 1996. Prior thereto, she was the Chief Financial Officer of HCL for more than five years. Ms. Eldan joined HCL in 1981.


     J. Randal Tomblin has been Senior Vice President of Cedar and President of its Organics Division since 1989. He was Vice President of NMPC from 1985 to 1986, President and Chief Executive Officer of Vertac Chemical Corporation from 1986 to 1987 and was in private business for a period between 1987 and 1989. Prior to joining NMPC, he served for 20 years with Hoechst Celanese Corporation, most recently as a Director of Manufacturing with Hoechst Celanese Chemical Company, and Director of Strategic Planning and Director of New Business Development with Hoechst Celanese Fibers Division.

     Yale L. Schalk joined the Company in December of 1997 as President of Vicksburg after over 20 years of experience with Shell Oil Company and DuPont, where he held a variety of positions in sales, marketing and business management. Most recently from 1994 to 1997, he was U.S. Marketing Manager, interim Director of U.S. Business and North American Business Unit Leader of DuPont's Agricultural Products Division.

     Lawrence M. Small, 56, has been Chairman of the Financial Advisory Committee of the Board of Directors since October 1992. Mr. Small is President and Chief Operating Officer of Fannie Mae, the country's largest investor in home mortgages and issuer of mortgage-backed securities, headquartered in Washington, DC, which he joined in September 1991. Prior to that, he was Vice Chairman and Chairman of the Executive Committee of the Boards of Directors of Citicorp and Citibank, N.A., where he was employed for 27 years. He serves as a director of Fannie Mae, The Chubb Corporation and Marriott International, Inc.

     Directors hold office until the next annual meeting of stockholders or until their successors are elected and qualified. There are no arrangements or understandings between any director or executive officer of the Company and any other person pursuant to which such person was elected as a director or executive officer. The executive officers serve at the discretion of the Board of Directors.

     There are no family relationships among any directors, executive officers or key employees of the Company.

EXECUTIVE COMPENSATION

     The following table sets forth the aggregate compensation paid or accrued by the Company for the past three fiscal years to its Chief Executive Officer and to other executive officers during the 1997 fiscal year whose annual compensation exceeded $100,000 for the year ended December 31, 1997:

                                                ANNUAL COMPENSATION(A)
                                             ----------------------------       ALL OTHER
        NAME AND PRINCIPAL POSITION          YEAR     SALARY      BONUS      COMPENSATION(B)
        ---------------------------          ----    --------    --------    ---------------
Arie Genger................................  1997    $750,000    $400,000        $797,000
  Chairman of the Board                      1996     750,000     750,000         682,000
  and Chief Executive Officer                1995     675,000          --         510,000
Thomas G. Hardy............................  1997     425,000     150,000           5,000
  President and Chief Operating Officer      1996     400,000     175,000       1,405,000
  and Director                               1995     360,000     130,000           5,000
Lester W. Youner...........................  1997     263,000      75,000           5,000
  Vice President, Treasurer and              1996     251,000     100,000           5,000
  Chief Financial Officer and Secretary      1995     241,000      65,000           5,000
John J. Lewandowski........................  1997     125,000      35,000           4,000
  Vice President -- Corporate Development    1996     120,000     105,000           4,000
Michael P. Oravec..........................  1997     118,000      18,000           5,000
  Vice President -- Corporate Taxation

---------------
(a) During the period covered by the table, the Company did not make any restricted stock awards and did not have in effect any stock option or stock appreciation rights plan. See "Compensation Agreements" for Mr. Hardy's bonus arrangement.


(b) For 1997, includes the cost to the Company of split-dollar life insurance policies on the life of Mr. Genger. The Company paid premiums on these policies of $286,000 in 1997. The Company is entitled to a refund of the cumulative annual premiums paid by it to the insurers pursuant to the split-dollar life insurance arrangements before any benefits are paid by the insurers to the owner or beneficiaries of the policies. Additionally, for 1997, includes: (i) in the case of Mr. Genger, $250,000 for an annual premium on ordinary life insurance, $250,000 for related income tax gross-up, $4,000 for the Company's matching contribution to a profit sharing thrift plan, and $7,000 for the premium on term life insurance; (ii) in the case of Messrs. Hardy, Youner, Lewandowski and Oravec, $4,000 each for the Company's matching contribution to a profit sharing thrift plan; and (iii) $1,000 each for Messrs. Hardy, Youner and Oravec for the premium on term life and disability insurance.



    For 1996, includes the cost to the Company of split-dollar life insurance policies on the life of Mr. Genger. The Company paid premiums on these policies of $171,000 in 1996. The Company is entitled to a refund of the cumulative annual premiums paid by it to the insurers pursuant to the split-dollar life insurance arrangements before any benefits are paid by the insurers to the owner or beneficiaries of the policies. Additionally, for 1996, includes: (i) in the case of Mr. Genger, $250,000 for an annual premium on ordinary life insurance, $250,000 for related income tax gross-up, $4,000 for the Company's matching contribution to a profit sharing thrift plan, and $7,000 for the premium on term life insurance; (ii) in the case of Messrs. Hardy, Youner and Lewandowski, $4,000 each for the Company's matching contribution to a profit sharing thrift plan; and (iii) $1,000 each for Messrs. Hardy and Youner for the premium on term life insurance. In the case of Mr. Hardy, also includes $1,400,000 deposited in trust for Mr. Hardy. See "Compensation Agreements".


    For 1995, consists of: (i) in the case of Mr. Genger, $250,000 for an annual premium on ordinary life insurance, $250,000 for related income tax gross-up, $4,000 for the Company's matching contribution to a profit sharing thrift plan, and $6,000 for the premium on term life insurance; (ii) in the case of Messrs. Hardy and Youner, $4,000 each for the Company's matching contribution to a profit sharing thrift plan; and (iii) $1,000 each for Messrs. Hardy and Youner for the premium on term life insurance.

COMPENSATION AGREEMENTS

     Pursuant to an Agreement entered into in March 1994 (the "New Agreement"), which modified and superseded a 1988 bonus arrangement under which no payments had been made, the Company was required to irrevocably deposit in trust for the benefit of Mr. Hardy an aggregate of $2,800,000, of which $1,400,000 was deposited upon execution of the New Agreement, and the remaining $1,400,000 was deposited in March, 1996. The deposited funds are held under a Trust Agreement (the "Trust Agreement"), which provides that the assets held thereunder are subject to the claims of the Company's general creditors in the event of insolvency of the Company. The Trust Agreement provides that the assets are payable in a lump sum to Mr. Hardy or his beneficiaries upon the earlier of December 1, 2001 or the termination of his employment with the Company.

     An employment agreement between the Company and Mr. Hardy, effective as of June 1, 1993, having a primary term of seven years, renewable for 10 additional years unless either party gives at least 12 months' prior written notice of termination, provides for an annual salary of $400,000, subject to negotiated annual increases commencing in the year 2000. With certain restrictions, Mr. Hardy will be entitled to receive a bonus (the "Bonus") based on a percentage of the fair market value (the "Value") of the Company's equity at December 31st of the year Mr. Hardy's employment terminates, he turns 65 or certain acceleration events, including a change of control of the Company, occur. If the Company and Mr. Hardy cannot agree on the Value, each may propose an amount. If only one makes a proposal, that would constitute the Value. If each makes a proposal, an investment banker would choose between them. The Bonus, generally payable in installments, would be equal to the excess over $2,800,000 (the aggregate amount Mr. Hardy received under the New Agreement) of specified percentages of different ranges of Value. Mr. Hardy is not entitled to the Bonus if he voluntarily terminates his employment during the primary term (other than by death or disability) or if Mr. Hardy's employment is terminated for cause (as defined).

     Pursuant to a salary continuation agreement between the Company and Lester
W. Youner, the Company is obligated to pay Mr. Youner a retirement allowance (the "Allowance") of $100,000 per year for life commencing at age 65. In the event of Mr. Youner's death after the commencement of the payment of the Allowance, Mr. Youner's designated beneficiary is to receive the Allowance until 10 annual payments shall have been made to Mr. Youner and his beneficiary. Mr. Youner became 30% vested in the Allowance on December 31, 1997 and shall continue to vest at the rate of 5% per year thereafter provided that he remains in the employ of the Company. Notwithstanding the foregoing, the Allowance will become 100% vested on the earlier of Mr. Youner's 65th birthday or the occurrence of an acceleration event, including a change of control of the Company. Mr. Youner forfeits the Allowance if his employment is terminated for cause (as defined) or, if within two years after the voluntary termination of his employment, Mr. Youner engages directly or indirectly in any activity competitive with the Company or any of its subsidiaries. The agreement further provides that in the event of Mr. Youner's death prior to his 65th birthday while in the active employ of the Company, his designated beneficiary is to receive an annual death benefit of $100,000 for 10 years. Mr. Youner's death benefit is currently 100% vested.

     The Company is also a party to certain split-dollar insurance agreements on the life of Mr. Genger as described above.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Board of Directors does not have a Compensation Committee. Executive officer compensation matters were determined by the Board of Directors, whose four members currently include Mr. Genger, Chairman of the Board and Chief Executive Officer of the Company, and Mr. Hardy, President and Chief Operating Officer of the Company. No director has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

COMPENSATION OF DIRECTORS

     Officers of the Company who serve as directors do not receive any compensation for serving as directors. Martin A. Coleman and Sash A. Spencer each receive $15,000 annually for serving as directors.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of March 31, 1998, as to the beneficial ownership of the Common Stock of the Company, which is the only outstanding class of voting security of the Company:

                                                                   SHARES
                      NAME AND ADDRESS                             OWNED        PERCENT OF CLASS
                      ----------------                          ------------    ----------------
Common Stock, $.01 par value(a):
  TPR(b)....................................................        3,000             100%
  9 West 57th Street
  New York, NY 10019
All executive officers and directors as a group (eight
  persons)(b)...............................................        3,000             100%

---------------

(a) All of the shares of the Common Stock of the Company are pledged to secure an outstanding TPR note of $7 million issued to a former indirect stockholder and director of the Company. See "Certain Relationships and Related Transactions" regarding TPR's ownership of shares of non-voting preferred stock of the Company.

(b) Mr. Genger and members of his family own all of the capital stock of TPR.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company is, for Federal income tax purposes, a member of a consolidated tax group of which TPR is the common parent. The Company, TPR, EDP, Cedar, Na-Churs and certain other subsidiaries are parties to a tax sharing agreement, dated as of December 30, 1991, under which, among other things, the Company and such other parties have each agreed to pay TPR amounts equal to the amounts of Federal income taxes that each such party would be required to pay if it filed a Federal income tax return on a separate return basis (or in the case of Cedar, a consolidated Federal income tax return for itself and its eligible subsidiaries), computed without regard to net operating loss carrybacks and carryforwards. However, TPR may, at its discretion, allow tax benefits for such losses. See Note A of Notes to Consolidated Financial Statements.

     See Notes G and L of Notes to Consolidated Financial Statements for a description of a 1994 transaction pursuant to which TPR acquired the Company's outstanding $9.0 million, 9.5% junior subordinated debentures due 2005 (the "9.5% Debentures") and became the obligor on an outstanding 8.75%, $4.0 million note due 2005 payable to the Company. Upon TPR's acquisition of the 9.5% Debentures, TPR exchanged the 9.5% Debentures for a new preferred stock of the Company described in said Note L. In addition, during 1995 TPR assumed the Company's obligation for $9.0 million principal amount of outstanding 9.5% Debentures due in 1998 and Company's liability thereon was extinguished. TPR pledged the above-mentioned preferred stock to secure TPR's $9.0 million obligation, which, the Company has been advised, was retired in April 1998.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The Company and certain of its subsidiaries maintain separate credit facilities. The following is a summary description of the major credit facilities.

COMPANY FACILITY

     The Company has entered into a Loan Agreement, dated as of December 29, 1995, as amended (the "Company Facility"), with a bank which provides for loans upon the Company's request prior to December 29, 1998 in an aggregate principal amount not to exceed $40 million. Indebtedness under this facility is not guaranteed by any of the Company's subsidiaries. Proceeds may be used for general corporate purposes, including the acquisition by the Company of businesses or lines of businesses. As of December 31, 1997, $3 million was outstanding under the Company Facility. The following summary of the Company Facility does not purport to be complete and is subject to and qualified in its entirety by reference to the Company Facility. All capitalized terms used in the summary below and not otherwise defined in this Prospectus have the meanings assigned to such terms in the Company Facility.

     Security. The Company Facility is secured by a pledge of all of the outstanding stock of HCL.

     Maturity; Prepayment. The Company Facility matures on December 29, 2004. Advances under the Company Facility are to be repaid in equal quarterly annual installments, beginning after the second anniversary of the applicable Advance and ending on the maturity date. Advances under the Company Facility are prepayable, without penalty, at any time.

     Interest Rates. Borrowings under the Company Facility bear interest at the rate of LIBOR (generally three month LIBOR) plus 2.25%.

     Covenants. The Company Facility contains customary covenants, including maintenance of certain financial ratios and certain limitations on dividends.

     Events of Default. The Company Facility contains customary events of default, including, among others, a change of control (as defined).

CEDAR FACILITY

     Cedar has entered into a Credit Agreement, dated as of November 3, 1995 and Amended and Restated as of July 31, 1997 (as further amended from time to time, the "Cedar Facility"), among Cedar, the lenders party thereto and The Chase Manhattan Bank, as Administrative Agent. The following summary of the Cedar Facility does not purport to be complete and is subject to and qualified in its entirety by reference to the Cedar Facility. All capitalized terms used in the summary below and not otherwise defined in this Prospectus have the meanings assigned to such terms in the Cedar Facility.

     The Cedar Facility provides for Tranche A Term Loans, of which $6.2 million remains outstanding as of December 31, 1997; Tranche B Term Loans, of which $44.2 million remains outstanding as of December 31, 1997; and revolving credit Working Capital Loans in an aggregate principal amount not to exceed $26 million, under which $7.5 million is available as a letter of credit subfacility. As of December 31,1997, $1.5 million of Working Capital loans were outstanding.

     Maturity. The Working Capital Loans mature on October 31, 2001. The Tranche A Term Loans are payable in full on October 31, 2001. The Tranche B Term Loans are payable quarterly and amount to $440,000 every year until October 31, 2001, $20 million in 2002 and approximately $22.5 million in 2003, with the final installment due October 31, 2003.

     Interest. Borrowings under the Cedar Facility bear interest at a rate, at Cedar's option, equal to (i) the Eurodollar Rate or (ii) the Base Rate, plus an Applicable Margin. The Applicable Margin ranges from 0.50% to 2.00% for Base Rate Loans and from 1.75% to 3.25% for Eurodollar Loans.

     Guarantees. Indebtedness under the Cedar Facility is guaranteed by two Cedar subsidiaries (Vicksburg and Cedar International, Inc.), and, to a limited extent, by Nine West.


     Security. Cedar's obligations under the Cedar Facility are secured by a continuing security interest in substantially all of the assets of Cedar and a pledge of its subsidiaries' capital stock. The guaranty obligations of the subsidiary guarantors are secured by a continuing security interest in substantially all of the assets of such subsidiary guarantors. Nine West's guaranty obligations are secured by a pledge of all of Cedar's capital stock.

     Mandatory Prepayments and Cover. Cedar is required to apply all or a portion of certain proceeds towards prepayment of the Loans (or provide cover for Letter of Credit Liabilities) under certain circumstances, including the receipt of certain insurance proceeds or condemnation awards, upon the issuance of capital stock or the incurrence of indebtedness, upon certain asset dispositions, the reversion of pension plans and the existence of Excess Cash Flow. The Working Capital Loans are subject to a Borrowing Base which governs permitted drawings and is equal to 85% of the aggregate amount of Eligible Receivables plus 50% of the aggregate amount of Eligible Inventory, provided that the Eligible Inventory component does not exceed 50% of the Borrowing Base.

     Covenants. The Cedar Facility contains customary covenants, including the maintenance of certain financial ratios and certain limitations on dividends.

     Events of Default. The Cedar Facility contains customary events of default, including, among others, a change of control (as defined).

HCL AND HCSL FACILITIES


     HCL is a party to four outstanding long-term bank loan agreements and HCSL is a party to two outstanding long-term bank loan agreements, in each case with banks in Israel. Each of the loans is secured by fixed and floating charges on assets of HCL or HCSL, as applicable. The following summaries of these bank facilities do not purport to be complete and are subject to and qualified in entirety by reference to the respective agreements. All capitalized terms used in the summary below and not otherwise defined in this Prospectus have the meanings assigned to such terms in the applicable HCL or HCSL credit facility. The HCL and HCSL long-term credit facilities contain customary covenants, including maintenance of certain financial ratios and (generally) limitations on dividends, and customary events of default, including, among others, upon a change of control (as defined).


  $30 Million Loan to HCL

     A letter of undertaking, dated December 25, 1995, as amended, from a bank provided for a loan of $30 million to HCL. As of December 31, 1997, $30.0 million was outstanding under this facility. Repayment of the principal of this loan is to be made in 10 semi-annual installments, beginning on January 1, 2001. The loan bears interest at the rate of LIBOR (6 month) plus 1.25%.

  $21 Million Loan to HCL

     An application dated June 26, 1995 from HCL to a bank provided for a term loan of $21 million to HCL. As of December 31, 1997, $21.0 million was outstanding under this facility. The proceeds of the loan may be used only for investment purposes in Israel. Repayment of the principal of this loan is to be made in 10 semi-annual installments, beginning in 2015. The loan bears interest at the rate of 8.36% per annum.

  $28 Million HCL Credit Facility

     A credit facility, dated June 2, 1993, as amended, from two banks provided for drawings prior to December 31, 1995 of up to $28 million to HCL. As of December 31, 1997, $22.4 million was outstanding under this facility. The proceeds of this loan may be used only for the construction of the Mishor Rotem plant. Repayment of the principal of this loan is to be made in 20 semi-annual installments, beginning in March 1996. The loan bears interest at the rate of LIBOR (6 month) plus 1.3%.

  $30 Million HCL Credit Facility

     A credit facility, dated November 5, 1989, as amended, from two banks provided for a $30 million credit facility to HCL. As of December 31, 1997, $6.9 million was outstanding under this facility. A specified portion of the proceeds may be used only for the import of equipment for the expansion of the Haifa Facility. Repayment of the principal of this loan is to be made in 13 semi-annual installments, beginning in June 1993. The loan bears interest at the rate of LIBOR plus 1.5%.


  $24 Million HCSL Credit Facility


     A credit agreement, dated June 2, 1993, from two banks provided for a $24 million credit facility to HCSL. Drawings, to be utilized for construction of the Mishor Rotem plant, were permitted until December 31, 1995. As of December 31, 1997, $19.2 million was outstanding under this facility. Repayment of the principal of this loan is to be made in 20 semi-annual installments beginning in March 1996. The loan bears interest at the rate of LIBOR (6 month) plus 1.3%.

  $10 Million HCSL Credit Facility


     A credit agreement, dated June 2, 1993, from two banks provided for a $10 million credit facility to HCSL. Drawings, to be utilized for working capital, were permitted until December 31, 1997. As of December 31, 1997, $8.0 million was outstanding under this facility. Repayment of the principal of this loan is to be made in 20 semi-annual installments, beginning in March 1996. The loan bears interest at the rate of LIBOR (6 month) plus 1.3%.


  HCL Short-Term Credit Lines

     HCL has short-term credit lines from six banks for an aggregate of $44 million, under which approximately $36 million was outstanding at December 31, 1997.

  Pledge of Assets to Banks


     Substantially all of the assets of HCL and HCSL are pledged by fixed and floating charges to banks as security for their respective obligations under the loan agreements as well as, in the case of HCL, under the short-term credit lines provided by various banks. In addition, substantially all of these assets are subject to security interests in favor of the State of Israel in connection with benefits received under the Investment Law (see "Conditions in Israel -- Investment Incentives").



ANTICIPATED NEW HCL/HCSL FACILITY



     HCL and HCSL intend to enter into a new $85 million credit facility which will be used primarily to finance the planned potassium nitrate and food grade phosphate capacity expansion in Mishor Rotem. The terms are currently expected to include: (i) a 13-year maturity, with no amortization of principal during the first three years; (ii) an interest rate equal to LIBOR plus 0.95%; and (iii) drawings are to be permitted in U.S. or European currencies. It is currently anticipated that $42 million of the facility will be available to HCL and $43 million of the facility will be available to HCSL.

                          DESCRIPTION OF THE NEW NOTES

     The New Senior Notes will be issued as a separate series under the indenture dated as of March 16, 1998 (the "Senior Notes Indenture") between the Company and State Street Bank and Trust Company, as trustee (the "Senior Notes Trustee"), and the New Senior Discount Notes will be issued as a separate series under the indenture dated as of March 16, 1998 (the "Senior Discount Notes Indenture" and, together with the Senior Notes Indenture, the "Indentures"), between the Company and State Street Bank and Trust Company, as trustee (the "Senior Discount Notes Trustee" and, together with the Senior Notes Trustee, the "Trustees"). The form and terms of the New Notes are the same as the form and terms of the Old Notes (which they replace) except that (i) the New Notes bear a Series B designation, (ii) the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, and (iii) the holders of New Notes will not be entitled to certain rights under the Exchange and Registration Rights Agreements. The Old Senior Notes issued in the Initial Offering and the New Senior Notes offered hereby are referred to collectively as the "Senior Notes," the Old Senior Discount Notes issued in the Initial Offering and the New Senior Discount Notes offered hereby are referred to collectively as the "Senior Discount Notes," and the Old Notes issued in the Initial Offering and the New Notes offered hereby are referred to collectively as the "Notes." The following summary of the material provisions of the Indentures and the Notes does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act") and to the Indentures and the Notes, including the definitions of certain terms contained therein, and those terms made a part of the Indentures by reference to the Trust Indenture Act, as in effect on the date of the Indentures. References in this section to "the Company" refer only to Trans-Resources, Inc. and not to any of its subsidiaries.

GENERAL

     The Notes will be issued only in registered form, without coupons and in denominations of $1,000 principal amount at maturity and integral multiples thereof. The Company will appoint each Trustee to serve as registrar and paying agent under the applicable Indenture at its offices in New York, New York. No service charge will be made for any registration or transfer or exchange of the Notes, except for any taxes or other governmental charges that may be imposed in connection therewith.

RANKING

     The Notes will be senior unsecured obligations of the Company and will rank senior in right of payment to all Subordinated Indebtedness of the Company. Claims of Holders of the Notes will be effectively subordinated to all secured indebtedness of the Company and to the claims of creditors of the Company's subsidiaries. See "Risk Factors -- Holding Company Structure."

MATURITY, INTEREST AND PRINCIPAL

     Maturity, Interest and Principal of the Senior Notes. The Senior Notes will be limited to $100,000,000 aggregate principal amount and will mature on March 15, 2008. Cash interest on the Senior Notes will accrue at the rate of 10 3/4% per annum and will be payable semi-annually in arrears on each March 15 and September 15, commencing September 15, 1998 (each, an "Interest Payment Date"), to the Holders of record of the Senior Notes at the close of business on the March 1 and September 1 immediately preceding such Interest Payment Date (each, an "Interest Record Date"). Interest on the Senior Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the original date of issuance of the Notes (the "Issue Date"). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     Maturity, Interest and Principal of the Senior Discount Notes. The Senior Discount Notes will be limited to $135,000,000 aggregate principal amount at maturity and will mature on March 15, 2008. The Senior Discount Notes were issued at a discount to their aggregate principal amount at maturity to generate gross proceeds of $75,408,300. Based on the issue price thereof, the yield to maturity of the Senior Discount Notes will be 12% (computed on a semi-annual bond equivalent basis), calculated from March 16, 1998. See "Certain United States Federal Income Tax Considerations."

     Cash interest on the Senior Discount Notes will accrete and compound semi-annually until March 15, 2003. Thereafter, cash interest on the Senior Discount Notes will accrue at a rate of 12% per annum and will be payable semi-annually in arrears on each March 15 and September 15, commencing September 15, 2003, to the Holders of record of the Senior Discount Notes at the close of business on the March 1 and September 1 immediately preceding such Interest Payment Date. Cash interest will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Issue Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

ADDITIONAL INTEREST

     Pursuant to the Exchange and Registration Rights Agreements, the Company has agreed to file with the Commission one or more Exchange Offer Registration Statements and to offer to the Holders of Old Notes who are able to make certain representations the opportunity to exchange their Old Notes for the applicable New Notes. In the event that the Company is not permitted to consummate an Exchange Offer because such Exchange Offer is not permitted by applicable law or Commission policy or, in certain other circumstances, including if for any reason an Exchange Offer is not consummated within 180 days after the Issue Date, the Company will file with the Commission a Shelf Registration Statement with respect to resales of the applicable Old Notes by the Holders thereof. Additional interest on the applicable Notes will be payable under certain circumstances during the period the Company is not in compliance with its obligations under the Exchange and Registration Rights Agreements. See "Exchange and Registration Rights Agreements; Purpose of the Exchange Offer."

SINKING FUND

     The Notes will not be entitled to the benefit of any mandatory sinking fund.

OPTIONAL REDEMPTION

     Optional Redemption of the Senior Notes. The Senior Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after March 15, 2003, at the redemption prices (expressed as percentages of the principal amount) set forth below, plus accrued and unpaid interest, if any, to the redemption date (subject to the rights of Holders of record on the relevant Interest Record Date to receive interest due on the relevant Interest Payment
Date), if redeemed during the 12-month period beginning on March 15 of the years indicated below:

                                                   REDEMPTION
                      YEAR                           PRICE
                      ----                         ----------
2003.............................................   105.375%
2004.............................................   103.583%
2005.............................................   101.792%
2006 and thereafter..............................   100.000%

     In addition, at any time and from time to time on or prior to March 15, 2001, the Company may redeem in the aggregate up to 33 1/3% of the aggregate principal amount of the Senior Notes originally issued with the net cash proceeds of one or more Public Equity Offerings by the Company after which there is a Public Market, at a redemption price in cash equal to 110.75% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption (subject to the right of Holders of record on the relevant Interest Record Date to receive interest due on the relevant Interest Payment Date); provided, however, that at least 66 2/3% of the aggregate principal amount of the Senior Notes originally issued must remain outstanding immediately after giving effect to each such redemption (excluding any Notes held by the Company or any of its Affiliates). Notice of any such redemption must be given within 60 days after the date of the closing of the relevant Public Equity Offering of the Company.

     Optional Redemption of the Senior Discount Notes. The Senior Discount Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after March 15, 2003, at the redemption prices (expressed as a percentage of principal amount at maturity) set forth below, plus accrued and unpaid interest thereon, if any, to the redemption date, if redeemed during the 12-month period beginning on March 15 of the years indicated below:

                                                   REDEMPTION
                      YEAR                           PRICE
                      ----                         ----------
2003.............................................   106.000%
2004.............................................   104.000%
2005.............................................   102.000%
2006 and thereafter..............................   100.000%

     In addition, at any time and from time to time on or prior to March 15, 2001, the Company may redeem in the aggregate up to 33 1/3% of the aggregate principal amount at maturity of the Senior Discount Notes originally issued with the net cash proceeds of one or more Public Equity Offerings by the Company after which there is a Public Market, at a redemption price in cash equal to 112% of the Accreted Value thereof on the date of redemption; provided, however, that at least 66 2/3% of the aggregate principal amount at maturity of the Senior Discount Notes originally issued must remain outstanding immediately after giving effect to each such redemption (excluding any Notes held by the Company or any of its Affiliates). Notice of any such redemption must be given within 60 days after the date of the closing of the relevant Public Equity Offering of the Company.

SELECTION AND NOTICE OF REDEMPTION

     In the event that less than all of the Notes are to be redeemed at any time pursuant to an optional redemption, selection of such Notes for redemption will be made by the applicable Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as such Trustee shall deem fair and appropriate; provided, however, that the Notes will only be redeemable in principal amounts at maturity of $1,000 or an integral multiple of $1,000 principal amount at maturity; provided, further, however, that if a partial redemption is made with the net cash proceeds of a Public Equity Offering by the Company, selection of the Senior Notes or Senior Discount Notes, as the case may be, or portions thereof for redemption will be made by such Trustee only on a pro rata basis or as nearly a pro rata basis as is practicable (subject to the procedures of The Depository Trust Company), unless such method is otherwise prohibited. Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount at maturity equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue and Accreted Value will cease to accrete, as the case may be, on the Notes or portions thereof called for redemption as long as the Company has deposited with the paying agent for the Notes funds in satisfaction of the applicable redemption price pursuant to the applicable Indenture.

OFFER TO PURCHASE UPON CHANGE OF CONTROL

     Following the occurrence of a Change of Control, the Company will notify Holders of the Notes of such occurrence in the manner prescribed under the Indentures and will make an offer to purchase (the "Change of Control Offer"), on a business day (the "Change of Control Offer Date") not later than 60 days following the Change of Control Date, all Notes then outstanding at a purchase price equal to 101% of the principal amount or Accreted Value, as the case may be, thereof, plus accrued and unpaid interest, if any, to the date of purchase.

     Notice of a Change of Control Offer will be given to Holders of the Notes, not less than 25 days nor more than 45 days before the date of purchase. The Company's obligations may be satisfied if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     If a Change of Control Offer is made, there can be no assurance that the Company will have sufficient funds available to pay for all of the Notes that might be tendered by Holders of Notes seeking to accept the Change of Control Offer. If the Company fails to repurchase all Notes tendered for purchase, such failure will constitute an Event of Default under the Indentures. See "Events of Default" below.

     If the Company makes a Change of Control Offer, the Company will comply with all applicable tender offer laws and regulations, including, to the extent applicable, Section 14(e) and Rule 14e-1 under the Exchange Act, and any other applicable federal or state securities laws and regulations and any applicable requirements of any securities exchange on which the Notes are listed, and any violation of the provisions of the Indentures relating to such Change of Control Offer occurring as a result of such compliance shall not be deemed an Event of Default or an event that, with the passing of time or giving of notice, or both, would constitute an Event of Default.

     Except as described above with respect to a Change of Control, the Indentures do not contain provisions that permit Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

CERTAIN COVENANTS

     Limitation on Additional Indebtedness. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur, assume, issue, guarantee or in any manner become directly or indirectly liable for or with respect to, contingently or otherwise, the payment of any Indebtedness or issue any Disqualified Equity Interests, except for Permitted Indebtedness, unless, after giving pro forma effect to such Incurrence of Indebtedness or issuance of Disqualified Equity Interests and the application of the proceeds therefrom, the Company's Consolidated Operating Cash Flow Ratio would be greater than or equal to 2.0 to 1.0.

     The foregoing limitations will not apply to the Incurrence of any of the following (collectively, "Permitted Indebtedness"), each of which will be given independent effect:

          (a) Indebtedness under the Notes and the Indentures;

          (b) outstanding Indebtedness on the Issue Date (other than Existing Notes purchased with the net proceeds of the Notes), and Indebtedness which may be Incurred pursuant to commitments in effect on the Issue Date; provided that Indebtedness incurred pursuant to this clause (b) shall not exceed $280 million (plus the amount of Existing Notes which remain unpurchased after the Issue Date) in the aggregate at any one time outstanding (which amount shall be reduced to the extent any such Indebtedness is refinanced pursuant to clause (f) below (it being understood that the replacement of a lending commitment (or portion thereof) to the Company or a Restricted Subsidiary under which (or as to the portion of which) no Indebtedness is outstanding at the time of such replacement with another lending commitment to the Company or such Restricted Subsidiary, respectively, shall not be considered a "refinancing" reducing such amount of Indebtedness which may be incurred pursuant to this clause (b));

          (c) (x) Indebtedness of any Restricted Subsidiary owed to and held by the Company or any Restricted Subsidiary and (y) Indebtedness of the Company owed to and held by any Restricted Subsidiary; provided that the Indebtedness incurred pursuant to this subclause (y) is unsecured and subordinated in right of payment to the payment and performance of the Company's obligations under the Indentures and the Notes; provided, however, that an Incurrence of Indebtedness that is not permitted by this clause (c) shall be deemed to have occurred upon (i) any sale or other disposition of any Indebtedness of the Company or any Restricted Subsidiary referred to in this clause (c) to a Person (other than the Company or any Restricted Subsidiary) and (ii) the designation of a Restricted Subsidiary which holds Indebtedness of the Company or any other Restricted Subsidiary as an Unrestricted Subsidiary;

          (d) Interest Rate Agreements, Commodity Agreements and Currency Agreements of the Company and the Restricted Subsidiaries;

          (e) Purchase Money Indebtedness and Capitalized Lease Obligations of the Company or any Restricted Subsidiary in an amount not to exceed $10.0 million outstanding at any time (which amount shall be reduced to the extent any such Purchase Money Indebtedness or Capitalized Lease Obligation is refinanced pursuant to clause (f) below);

          (f) Indebtedness of the Company or a Restricted Subsidiary to the extent representing a replacement, renewal, refinancing or extension (collectively, a "refinancing") of outstanding Indebtedness Incurred in compliance with the Consolidated Operating Cash Flow Ratio of the first paragraph of this covenant or clause (a), (b), (e), (f) or (g) of this paragraph of this covenant; provided, however, that (i) any such refinancing shall not exceed the sum of the principal amount (or accreted amount (determined in accordance with GAAP), if less) of the Indebtedness or Disqualified Equity Interests being refinanced, plus the amount of accrued interest or dividends thereon, plus the amount of any reasonably determined prepayment premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith, (ii) Indebtedness representing a refinancing of Indebtedness of the Company shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being refinanced and
     (iii)(A) Indebtedness of the Company may only be refinanced with other Indebtedness or Disqualified Equity Interests of the Company and (B) Disqualified Equity Interests of the Company may only be refinanced with other Disqualified Equity Interests of the Company;

          (g) Indebtedness not to exceed $80 million outstanding at any time (which amount shall be reduced to the extent any such Indebtedness is refinanced pursuant to clause (f) above) to the extent the proceeds thereof are used to fund capital expenditures at HCL and its Subsidiaries, of which not more than $50 million will be incurred in any calendar year; and

          (h) in addition to the items referred to in clauses (a) through (g) above, Indebtedness of the Company or any Restricted Subsidiary having an aggregate principal amount not to exceed $15.0 million outstanding at any time.

     Limitation on Restricted Payments. The Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly,

          (i) declare or pay any dividend or any other distribution on any Equity Interests of the Company or make any payment or distribution to the direct or indirect holders (in their capacities as such) of Equity Interests of the Company (other than any (x) dividend or distribution consisting of Equity Interests of an Unrestricted Subsidiary or consisting of property or assets of an Unrestricted Subsidiary which are dividended or otherwise transferred to the Company contemporaneously with such property or assets being dividended or distributed by the Company or (y) dividends, distributions and payments made to any Restricted Subsidiary and dividends or distributions payable to any person solely in Qualified Equity Interests of the

     Company or in options, warrants or other rights to purchase Qualified Equity Interests of the Company);

          (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company (other than any such Equity Interests owned by any Restricted Subsidiary); or

          (iii) make any Investment (other than Permitted Investments) in any person (other than in the Company, any Restricted Subsidiary or a person that becomes a Restricted Subsidiary, or is merged with or into or consolidated with the Company or a Restricted Subsidiary (provided the Company or a Restricted Subsidiary is the survivor), as a result of or in connection with such Investment)

(any such payment or any other action (other than any exception thereto) described in (i) through (iii), a "Restricted Payment"), unless

          (a) no Default has occurred and is continuing at the time of or immediately after giving effect to such Restricted Payment;

          (b) immediately after giving effect to such Restricted Payment, the Company would be able to incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the Consolidated Operating Cash Flow Ratio described under "Certain Covenants -- Limitation on Additional Indebtedness" above; and

          (c) immediately after giving effect to such Restricted Payment, the aggregate amount of all Restricted Payments declared or made on or after the Issue Date does not exceed an amount equal to the sum, without duplication, of (1) 50% of cumulative Consolidated Net Income of the Company determined for the period (taken as one period) from the beginning of the fiscal quarter which includes the Issue Date and ending on the last day of the most recent fiscal quarter immediately preceding the date of such Restricted Payment for which consolidated financial information of the Company is available (or if such cumulative Consolidated Net Income shall be a loss, minus 100% of such loss), plus (2) the aggregate net cash proceeds received by the Company from contributions to its common equity capital and from the issue and sale (other than to a Restricted Subsidiary) of its Qualified Equity Interests after the Issue Date (excluding the net proceeds from any issuance and sale of Qualified Equity Interests financed, directly or indirectly, using funds borrowed from the Company or any Restricted Subsidiary until and to the extent such borrowing is repaid), plus (3) the principal amount (or accreted amount (determined in accordance with GAAP), if less) of any Indebtedness of the Company or any Restricted Subsidiary incurred after the Issue Date which has been converted into or exchanged for Qualified Equity Interests of the Company, plus (4) in the case of the disposition or repayment of any Investment constituting a Restricted Payment made after the Issue Date, an amount (to the extent not included in the computation of Consolidated Net Income) equal to the lesser of (x) the return of capital with respect to such Investment and (y) the amount of such Investment which was treated as a Restricted Payment, in either case, less the cost of the disposition of such Investment and net of taxes, plus (5) so long as the Designation thereof was treated as a Restricted Payment made after the Issue Date, with respect to any Unrestricted Subsidiary that has been redesignated as a Restricted Subsidiary after the Issue Date in accordance with "Certain
     Covenants -- Limitation on the Limitation on the Designation of Unrestricted Subsidiaries" described below, the Company's proportionate interest in an amount equal to the excess of (x) the total assets of such Subsidiary, valued on an aggregate basis at Fair Market Value, over (y) the total liabilities of such Subsidiary, determined in accordance with GAAP (and provided that such amount shall not in any case exceed the Designation Amount with respect to such Restricted Subsidiary upon its Designation), minus (6) the greater of (x) $0 and (y) the Designation Amount (measured as of the date of Designation) with respect to any Subsidiary of the Company which has been designated as an Unrestricted Subsidiary after the Issue Date in accordance with "Certain Covenants -- Limitation on the Designation of Unrestricted Subsidiaries" described below.

     The provisions of this covenant will not prohibit (i) the payment of any dividend or other distribution (x) within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of the applicable Indenture or (y) consisting of the net proceeds to the Company or a Restricted Subsidiary from the disposition of the Equity Interests of an Unrestricted Subsidiary; (ii) so long as no Default has occurred and is continuing, the purchase, redemption, retirement or other acquisition of any shares of Equity Interests of the Company (A) in exchange for or conversion into or (B) out of the net cash proceeds of the substantially concurrent issue and sale (other than to a Restricted Subsidiary of the Company) of shares of Qualified Equity Interests of the Company or contributions to the common equity capital of the Company; provided, however, that any such net cash proceeds and the value of any Qualified Equity Interests issued in exchange for such retired Equity Interests are excluded from clause (c)(2) of the preceding paragraph (and were not included therein at any time); (iii) so long as no Default has occurred and is continuing, the making of a direct or indirect Investment constituting a Restricted Payment out of the proceeds from the issue or sale (other than to a Subsidiary) of Qualified Equity Interests of the Company or contributions to the common equity capital of the Company; (iv) the purchase, redemption or other acquisition, cancellation or retirement for value of Equity Interests held by officers or employees or former officers or employees of the Company or any Restricted Subsidiary (or their estates or beneficiaries under their estates), upon death, disability, retirement or termination of employment not to exceed $1.0 million in any fiscal year; (v) so long as no Default has occurred and is continuing, dividends to TPR (or its successors) in an amount not to exceed $5.0 million in any year; provided that to the extent such dividends in any year are less than $5.0 million, the amount less than $5.0 million may be paid in any subsequent year, but no such dividends paid in any year pursuant to this clause
(v) shall exceed $10.0 million in any year; provided, further, that the aggregate amount of dividends incurred pursuant to this clause (v) shall not exceed $20.0 million in the aggregate; and (vi) other Restricted Payments not to exceed $5.0 million in the aggregate. In determining the amount of Restricted Payments permissible under this covenant, amounts expended under clauses (i)(x),
(iv), (v) and (vi) of this paragraph after the Issue Date shall (without duplication) be included as Restricted Payments. The amount of any non-cash Restricted Payment shall be deemed to be equal to the Fair Market Value thereof at the date of the making of such Restricted Payment.

     Limitation on Liens. The Company will not, directly or indirectly, Incur or suffer to exist any Liens of any kind against or upon any of its properties or assets now owned or hereafter acquired, or any proceeds therefrom or any income or profits therefrom, to secure any Indebtedness unless effective provision is made contemporaneously therewith to secure the Notes and all other amounts due under the Indentures, equally and ratably with such Indebtedness (or, in the event that such Indebtedness is subordinated in right of payment to the Notes, prior to such Indebtedness) with a Lien on the same properties and assets securing such Indebtedness for so long as such Indebtedness is secured by such Lien, except for Permitted Liens.

     Disposition of Proceeds of Asset Sales. The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Sale, unless (a) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the shares or assets sold or otherwise disposed of and (b) 75% of such consideration consists of cash, Cash Equivalents or Fully Traded Common Stock; provided, however, that to the extent that any Fully Traded Common Stock is received pursuant to such Asset Sale and required to satisfy the 75% requirement of this clause (b), the Fair Market Value of such Fully Traded Common Stock as of the date of disposition shall be treated as Net Cash Proceeds for all purposes of this covenant. The amount of any (i) Indebtedness of the Company or any Restricted Subsidiary that is actually assumed by the transferee in such Asset Sale and from which the Company and the Restricted Subsidiaries are fully released shall be deemed to be cash for purposes of determining the percentage of cash consideration received by the Company or the Restricted Subsidiaries (but shall not be deemed Net Cash Proceeds for purposes of this covenant) and (ii) notes or other similar obligations received by the Company or the Restricted Subsidiaries from such transferee that are immediately converted, sold or exchanged by the Company or the Restricted Subsidiaries into cash shall be deemed to be cash, in an amount equal to the net cash proceeds realized upon such conversion, sale or exchange for purposes of determining the percentage of cash consideration received by the Company or the Restricted Subsidiaries.

     The Company or such Restricted Subsidiary, as the case may be, may (i) apply an amount of cash equal to the Net Cash Proceeds of any Asset Sale within 365 days (or 180 days in the case of any amount represented by any Fully Traded Common Stock that has not been converted into cash by such 180th day) of receipt thereof to repay Indebtedness of a Restricted Subsidiary, (ii) commit in writing to acquire, construct or improve operating properties and capital assets to be used by the Company or a Restricted Subsidiary and so apply an amount of cash equal to such Net Cash Proceeds within 365 days (or 180 days in the case of any amount represented by any Fully Traded Common Stock that has not been converted into cash by such 180th day) after the receipt thereof or (iii) apply an amount of cash equal to the Net Cash Proceeds of such Asset Sale within 365 days (or 180 days in the case of any amount represented by any Fully Traded Common Stock that has not been converted into cash by such 180th day) of receipt thereof to repay Pari Passu Debt not exceeding the Pari Passu Debt Pro Rata Share.

     The amount of cash equal to all or part of the Net Cash Proceeds of any Asset Sale that are not applied within 365 days (or 180 days) of such Asset Sale as described in clause (i), (ii) or (iii) of the immediately preceding paragraph shall constitute "Unutilized Net Proceeds." When the aggregate amount of Unutilized Net Proceeds exceeds $5.0 million, the Company shall make an Offer to Purchase outstanding Notes up to a maximum principal amount or Accreted Value, as the case may be, of Notes equal to such Unutilized Net Proceeds, at a purchase price in cash equal to 100% of the principal amount or Accreted Value, as the case may be, thereof, plus accrued and unpaid interest thereon, if any, to the Purchase Date.

     To the extent that the aggregate amount of Notes tendered for repayment pursuant to the Asset Sale Offer is less than the Net Cash Proceeds available for such offer, such deficiency may be used for general corporate purposes. If the aggregate amount of Notes validly tendered exceeds the Net Cash Proceeds available for such offer, Notes to be purchased will be selected on a pro rata basis or as nearly pro rata as practicable.

     In the event that the Company makes an Offer to Purchase the Notes, the Company shall comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act, and any violation of the provisions of the applicable Indenture relating to such Offer to Purchase occurring as a result of such compliance shall not be deemed an Event of Default or an event that with the passing of time or giving of notice, or both, would constitute an Event of Default.

     Each Holder shall be entitled to tender all or any portion of the Notes owned by such Holder pursuant to the Offer to Purchase, subject to the requirement that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount at maturity and subject to any proration among tendering Holders as described above.

     Limitation on the Sale or Issuance of Preferred Equity Interests of Restricted Subsidiaries. The Company will not sell any Preferred Equity Interest of a Restricted Subsidiary, and will not cause or permit any Restricted Subsidiary to issue any of its Preferred Equity Interests or sell any Preferred Equity Interests of another Restricted Subsidiary (other than to the Company or to a Wholly Owned Restricted Subsidiary), unless the Company would be permitted to incur $1.00 of Indebtedness (other than Permitted Indebtedness) under "Certain Covenants -- Limitation on Additional Indebtedness" above.

     Limitation on Transactions with Affiliates. The Company will not, and will not permit, cause or suffer any Restricted Subsidiary to, conduct any business or enter into any transaction or series of related transactions with or for the benefit of any of their respective Affiliates or any beneficial holder of 10% or more of any class of Equity Interests of the Company or any officer or director of the Company or any Restricted Subsidiary (each, an "Affiliate Transaction"), except on terms that are fair and reasonable to the Company or such Restricted Subsidiary, as the case may be. Each Affiliate Transaction involving aggregate payments or other property having a Fair Market Value in excess of $2.5 million shall be approved by the Board of Directors of the Company, such approval to be evidenced by a resolution of such Board of Directors stating that such Board of Directors (including a majority of the disinterested directors) has determined that such transaction complies with the foregoing provisions. In addition to the foregoing, with respect to any Affiliate Transaction involving aggregate consideration in excess of $5.0 million or more, the Company must obtain a written opinion from an Independent Financial Advisor stating that the terms of such Affiliate Transaction to the Company or the Restricted Subsidiary, as the case may be, are fair from a financial point of view. Notwithstanding the foregoing, the restrictions set forth in this covenant shall not apply to (i) transactions with or among the Company and/or any of the Restricted Subsidiaries; provided, however, in any such case, no officer, director or beneficial holder of 10% or more of any class of Equity Interests of the Company shall beneficially own any Voting Stock of any such Restricted Subsidiary (other than by reason of its ownership of Equity Interests of the Company), (ii) transactions between or among Restricted Subsidiaries, (iii) any Restricted Payment permitted under "Certain
Covenants -- Limitation on Restricted Payments" above, (iv) directors' fees, indemnification and similar arrangements, officers' indemnification, employee stock option or employee benefit plans, employee salaries and bonuses, employment agreements or legal fees paid or created in the ordinary course of business and (v) payments pursuant to arrangements as in effect on the Issue Date.

     Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise enter into or cause to become effective any consensual encumbrance or consensual restriction of any kind on the ability of any Restricted Subsidiary to (a) pay dividends, in cash or otherwise, or make any other distributions on its Equity Interests or any other interest or participation in, or measured by, its profits owned by the Company or any Restricted Subsidiary, (b) pay any Indebtedness owed to the Company or a Restricted Subsidiary, (c) make any Investment in the Company or any Restricted Subsidiary or (d) transfer any of its property or assets to the Company or to any Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of (i) any agreement of the Company or a Restricted Subsidiary existing on the Issue Date, in each case as in effect on the Issue Date, and any amendments, restatements, renewals, replacements or refinancings thereof (including with respect to any Indebtedness outstanding on the Issue Date and any commitment to provide Indebtedness outstanding on the Issue Date); provided, however, that any such amendment, restatement, renewal, replacement or refinancing is no more restrictive in the aggregate with respect to such encumbrances or restrictions than those contained in the agreement being amended, restated, renewed, replaced or refinanced; (ii) applicable law; (iii) any agreement of a Person acquired by the Company or any Restricted Subsidiary as in effect at the time of such acquisition (except to the extent Indebtedness was incurred by such Person in connection with, as a result of or in contemplation of such acquisition) and any amendments, extensions, renewals, replacements or refinancings thereof which are no more restrictive than those in effect at the time of acquisition; provided, however, that such encumbrances and restrictions are not applicable to any Restricted Subsidiary, or the properties or assets of any Restricted Subsidiary, other than the acquired Person; (iv) customary non-assignment provisions in leases, licenses or similar agreements entered into in the ordinary course of business; (v) Purchase Money Indebtedness that only imposes encumbrances and restrictions on the property or Person acquired or on the stock or assets of a Restricted Subsidiary which owns only the property or Person acquired; (vi) any agreement for the sale or disposition of the Equity Interests or assets of any Restricted Subsidiary; provided, however, that such encumbrances and restrictions described in this clause (vi) are only applicable to such Restricted Subsidiary or assets, as applicable, and any such sale or disposition is made in compliance with "Certain Covenants --

Disposition of Proceeds of Asset Sales" above to the extent applicable thereto;
(vii) refinancing Indebtedness permitted under clause (f) of the second paragraph of "Certain Covenants -- Limitation on Additional Indebtedness" above; provided, however, that such encumbrances and restrictions contained in the agreements governing such Indebtedness are no more restrictive in the aggregate than those contained in the agreements governing the Indebtedness being refinanced immediately prior to such refinancing; (viii) the Indentures; (ix) any agreement governing Indebtedness of a Restricted Subsidiary incurred by such Restricted Subsidiary in connection with an Acquisition or the transaction pursuant to which it became a Restricted Subsidiary; provided that in calculating Consolidated Net Income for any purpose under the applicable Indenture (including for the purpose of determining whether such Indebtedness of such Restricted Subsidiary can be incurred), the net income of such Restricted Subsidiary shall be excluded from Consolidated Net Income except to the extent such net income would be permitted to be distributed to the Company or another Restricted Subsidiary pursuant to the terms of the agreement governing such Indebtedness; or (x) contained in any other indenture governing debt securities that are no more restrictive than those contained in the Indentures.

     Limitation on the Designation of Unrestricted Subsidiaries. The Company may designate after the Issue Date any Subsidiary of the Company as an "Unrestricted Subsidiary" under the applicable Indenture (a "Designation") only if:

          (i) no Default has occurred and is continuing at the time of or after giving effect to such Designation;

          (ii) at the time of and after giving effect to such Designation, the Company could incur $1.00 of additional Indebtedness under the Consolidated Operating Cash Flow Ratio described under "Certain Covenants -- Limitation on Additional Indebtedness" above;

          (iii) the Company would be permitted to make an Investment (other than a Permitted Investment) at the time of such Designation (assuming the effectiveness of such Designation) pursuant to the first paragraph of "Certain Covenants -- Limitation on Restricted Payments" above in an amount (the "Designation Amount") equal to the Fair Market Value of the Company's aggregate Investment in such Subsidiary on such date; and

          (iv) such Designation would not relate to all or substantially all of the assets of the Company and the Restricted Subsidiaries (determined on a consolidated basis).

     Notwithstanding the foregoing provisions of this covenant, the Company shall be permitted to designate any Subsidiary which owns only Equity Interests of Laser (or the securities of ESC receivable upon exchange thereof) to be an Unrestricted Subsidiary and the Designation Amount with respect thereto shall be zero. Neither the Company nor any Restricted Subsidiary will at any time (x) provide credit support for, subject any of its property or assets (other than the Equity Interests of any Unrestricted Subsidiary) to the satisfaction of, or guaranty, any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness), (y) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary or (z) be directly or indirectly liable for any Indebtedness which provides that the Holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary, except for any non-recourse guaranty given solely to support the pledge by the Company or any Restricted Subsidiary of the capital stock of any Unrestricted Subsidiary.

     The Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a "Revocation") if:

          (i) no Default has occurred and is continuing at the time of and after giving effect to such Revocation;

          (ii) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred; and

          (iii) any transaction (or series of related transactions) between such Subsidiary and any of its Affiliates that occurred while such Subsidiary was an Unrestricted Subsidiary would be permitted under "Certain
     Covenants -- Limitation on Transactions with Affiliates" above as if such transaction (or series or related transactions) had occurred at the time of such Revocation.

     Provision of Financial Information. Whether or not the Company is subject to Section 13(a) or 15(d) of the Exchange Act, or any successor provisions thereto, the Company will file with the SEC (if permitted by SEC practice and applicable law and regulations) the annual reports, quarterly reports and other documents which the Company would be required to file with the SEC pursuant to such Section 13(a) or 15(d) (each, an "Exchange Act Report"), or any successor provision thereto, if the Company were so subject, such documents to be filed with the SEC on or prior to the respective dates (the "Required Filing Dates") by which the Company would be required to file such documents if the Company were so subject. If, at any time prior to the consummation of the Exchange Offers when the Company is not subject to such Section 13(a) or 15(d), the information which would be required in an Exchange Act Report is included in a public filing of the Company under the Securities Act at the applicable Required Filing Date, such public filing will fulfill the filing requirement with the SEC with respect to the applicable Exchange Act Report. The Company will also in any event (a) within 15 days after each Required Filing Date (whether or not permitted or required to be filed with the SEC) (i) transmit (or cause to be transmitted) by mail to all Holders, as their names and addresses appear in the Notes register, without cost to such Holders, and (ii) file with the Trustees, copies of the annual reports, quarterly reports and other documents which the Company is required to file with the SEC pursuant to the preceding sentence, or, if such filing is not so permitted (or, prior to the consummation of the Exchange Offers, when the Company is not subject to Section 13(d) or 15(d) of the Exchange Act), information and data of a similar nature, and (b) if, notwithstanding the preceding sentence, filing such documents by the Company with the SEC is not permitted by SEC practice or applicable law or regulations, promptly upon written request supply copies of such documents to any Holder. In addition, for so long as any Notes remain outstanding, the Company will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, and, to any beneficial holder of Notes, if not obtainable from the SEC, information of the type that would be filed with the SEC pursuant to the foregoing provisions, upon the request of any such Holder.

     Limitation on Status as Investment Company. The Company will not, and will not permit any of the Restricted Subsidiaries or controlled Affiliates to, conduct its business in a fashion that would cause the Company to be required to register as an "investment company" (as that term is defined in the Investment Company Act of 1940, as amended (the "Investment Company Act")), or otherwise become subject to regulation under the Investment Company Act. For purposes of establishing the Company's compliance with this provision, any exemption which is or would become available under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act will be disregarded.

     Merger, Sale of Assets, Etc. The Company will not consolidate with or merge with or into (whether or not the Company is the Surviving Person) any other entity and the Company will not and will not cause or permit any Restricted Subsidiary to, sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of the Company's and the Restricted Subsidiaries' properties and assets (determined on a consolidated basis for the Company and the Restricted Subsidiaries) to any entity in a single transaction or series of related transactions, unless: (i) either (x) the Company shall be the Surviving Person or (y) the Surviving Person (if other than the Company) shall be a corporation organized and validly existing under the laws of the United States of America or any State thereof or the District of Columbia, and shall, in any such case, expressly assume by a supplemental indenture, the due and punctual payment of the principal of, premium, if any, and interest on the Notes and the performance and observance of every covenant of the Indentures and the Exchange and Registration Rights Agreements to be performed or observed on the part of the Company; (ii) immediately thereafter, no Default has occurred and is continuing; and (iii) immediately after giving effect to any such transaction including the Incurrence by the Company or any Restricted Subsidiary, directly or indirectly, of additional Indebtedness (and treating any Indebtedness not previously an obligation of the Company or any Restricted Subsidiary in connection with or as a result of such transaction as having been Incurred at the time of such transaction), the Surviving Person could Incur, on a pro forma basis after giving effect to such transaction as if it had occurred at the beginning of the four quarter period immediately preceding such transaction for which consolidated financial statements of the Company are available, at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the Consolidated Operating Cash Flow Ratio of the first paragraph of "Certain Covenants -- Limitation on Additional Indebtedness" above.

     Notwithstanding the foregoing clause (iii) of the immediately preceding paragraph, any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company or to a Restricted Subsidiary.

     For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all the properties and assets of one or more Restricted Subsidiaries the Equity Interests of which constitute all or substantially all the properties and assets of the Company shall be deemed to be the transfer of all or substantially all the properties and assets of the Company.

     In the event of any transaction (other than a lease) described in and complying with the conditions listed in the immediately preceding paragraphs in which the Company is not the Surviving Person and the Surviving Person is to assume all the Obligations of the Company under the Notes, the Indentures and the Exchange and Registration Rights Agreements, pursuant to a supplemental indenture, such Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, the Company and the Company shall be discharged from its Obligations under the Indentures and the Notes.

     In connection with any consolidation, merger, transfer, lease, assignment or other disposition contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustees, in form and substance reasonably satisfactory to the applicable Trustee, an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, transfer, lease, assignment or other disposition and the supplemental indentures in respect thereof comply with the requirements under the Indentures.

EVENTS OF DEFAULT

     The occurrence of any of the following will be defined as an "Event of Default" under each Indenture with respect to the Notes issued under such
Indenture: (a) default in the payment of the Accreted Value or principal, as the case may be, of or premium, if any, on the Notes when due, at maturity, upon redemption or otherwise (including pursuant to a Change of Control Offer or an Asset Sale Offer); (b) default in the payment of interest on the Notes when it becomes due and payable and continuance of such default for a period of 30 days or more; (c) (i) failure to comply with the covenant described under "Certain Covenants -- Merger, Sale of Assets, Etc." above or (ii) failure to comply with any other covenant or other term in the Indentures (other than those specified in clause (a) or (b)) and such default, in the case of this clause (c), continues for a period of 45 days after notice to the Company thereof by the applicable Trustee or to the Company and the applicable Trustee by Holders of at least 25% of the aggregate principal amount at maturity of the Notes then outstanding; (d) (i) failure to pay, following any applicable grace period, any installment of principal due (whether at maturity or otherwise) under one or more classes or issues of Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount of $5.0 million or more or (ii) failure by the Company or any Restricted Subsidiary to perform any other term, covenant, condition or provision of one or more classes or issues of Indebtedness in an aggregate principal amount of the equivalent of $5.0 million or more and, in the case of this clause (ii), such failure results in an acceleration of the maturity thereof; (e) one or more final non-appealable judgments, orders or decrees for the payment of money shall be entered in an amount or amounts of $5.0 million or more, either individually or in the aggregate, against the Company or any Restricted Subsidiary or any of their respective properties and shall not be discharged or satisfied within 45 days; or (f) certain events of bankruptcy, dissolution, insolvency, reorganization, administration, sequestration or similar proceedings involving the Company or a Significant Restricted Subsidiary.

     If an Event of Default (other than those covered by clause (f) above with respect to the Company) occurs and is continuing, the Trustee under the applicable Indenture, by notice to the Company, or the Holders of at least 25% in aggregate principal amount of the Senior Notes then outstanding, or the Holders of at least 25% in aggregate principal amount at maturity of the Senior Discount Notes then outstanding, as the case may be, by notice to the applicable Trustee and the Company, may declare the Default Amount on all of the outstanding Senior Notes or Senior Discount Notes, as the case may be, due and payable immediately, upon which declaration, the Default Amount shall be immediately due and payable. If an Event of Default specified in clause (f) above with respect to the Company occurs and is continuing, then the Default Amount on the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the applicable Trustee or any Holder of Notes.

     Any such declaration with respect to the Notes may be annulled by the Holders of a majority in aggregate principal amount of the outstanding applicable Notes upon the conditions provided in the Indenture. For information as to waiver of defaults, see "Modification and Waiver" below.

     Each Indenture provides that the applicable Trustee shall, within 30 days after the occurrence of any Default or Event of Default with respect to the applicable Notes, give the Holders of such Notes notice of all uncured Defaults or Events of Default known to it; provided, however, that, except in the case of a Default or an Event of Default in payment with respect to the Notes or a Default or Event of Default in complying with "Certain Covenants -- Merger, Sale of Assets, Etc." above, the Trustee shall be protected in withholding such notice if and so long as a committee of its trust officers in good faith determines that the withholding of such notice is in the interest of the Holders of the Notes.

     No Holder of any Note will have any right to institute any proceeding with respect to an Indenture or for any remedy thereunder, unless such Holder shall have previously given to the applicable Trustee written notice of a continuing Event of Default thereunder and unless the Holders of at least 25% of the aggregate principal amount of the outstanding applicable Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as the Trustee, and the Trustee shall have not have received from the Holders of a majority in aggregate principal amount of such outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of such a Note for enforcement of payment of the Accreted Value or principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

     The Company will be required to furnish to the Trustee annually a statement as to the performance by it of certain of its obligations under each Indenture and as to any default in such performance.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES, INCORPORATOR AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of the Company or any of its Affiliates, as such, shall have any liability for any obligations of the Company or any of its Affiliates under the Notes or the Indentures or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

SATISFACTION AND DISCHARGE OF INDENTURES; DEFEASANCE

     The Company may terminate its substantive obligations in respect of the Notes by delivering all outstanding Notes to the applicable Trustee for cancellation and paying all sums payable by it on account of principal of, premium, if any, and interest on all Notes or otherwise. In addition to the foregoing, the Company may, provided that no Default or Event of Default has occurred and is continuing or would arise therefrom (or, with respect to a Default or Event of Default specified in clause (f) of "Events of Default" above, occurs at any time on or prior to the 91st calendar day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 91st day) under the Indentures, terminate its substantive obligations in respect of the Notes (except for its obligations to pay the principal of, premium, if any, and the interest on the Notes) by (i) depositing with such Trustee, under the terms of an irrevocable trust agreement, money or United States Government Obligations sufficient (without reinvestment) to pay all remaining Indebtedness on such Notes; (ii) delivering to such Trustee either an Opinion of Counsel or a ruling directed to such Trustee from the Internal Revenue Service to the effect that the Holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and termination of obligations; (iii) delivering to such Trustee an Opinion of Counsel to the effect that the Company's exercise of its option under this paragraph will not result in any of the Company, such Trustee or the trust created by the Company's deposit of funds pursuant to this provision becoming or being deemed to be an "investment company" under the Investment Company Act; and
(iv) complying with certain other requirements set forth in the Indentures.

MODIFICATION AND WAIVER

     Modifications and amendments to each Indenture may be made by the Company and the applicable Trustee with the consent of the Holders of a majority in aggregate principal amount at maturity of the outstanding Notes under such Indenture (including consents obtained in connection with a tender offer or exchange offer for the Notes); provided, however, that no such modification or amendment to either Indenture may, without the consent of the Holder of each Note affected thereby, (a) change the maturity of the principal of or any installment of interest on any such Note or alter the optional redemption or repurchase provisions of any such Note or Indenture in a manner adverse to the Holders of the Notes; (b) reduce the principal amount or Accreted Value of (or the premium) of any such Note; (c) reduce the rate of or extend the time for payment of interest on any such Note; (d) change the place or currency of payment of principal of (or premium) or interest on any such Note; (e) modify any provisions of either Indenture relating to the waiver of past defaults (other than to add sections to either Indenture or the Notes subject thereto) or the right of the Holders of Notes to institute suit for the enforcement of any payment on or with respect to any such Note in respect thereof or the modification and amendment provisions of either Indenture and the Notes (other than to add sections to either Indenture or the Notes which may not be amended, supplemented or waived without the consent of each Holder therein affected); (f) reduce the percentage of the principal amount at maturity of outstanding Notes necessary for amendment to or waiver of compliance with any provision of either Indenture or the Notes or for waiver of any Default in respect thereof; (g) waive a default in the payment of principal or Accreted Value of, interest on, or redemption payment with respect to, the Notes (except a rescission of acceleration of the Notes by the Holders thereof as provided in each Indenture and a waiver of the payment default that resulted from such acceleration); (h) modify the ranking of any Note in any manner adverse to the

Holders of the Notes; or (i) modify the provisions of any covenant (or the related definitions) in either Indenture requiring the Company to make an Offer to Purchase following an event or circumstance which may give rise to the requirement to make an Offer to Purchase in a manner materially adverse to the Holders of Notes affected thereby otherwise than in accordance with each Indenture.

     Each Indenture provides that the Holders of a majority in aggregate principal amount of the outstanding Notes under such Indenture, on behalf of all Holders of such Notes, may waive compliance by the Company with certain restrictive provisions of the Indenture. Each Indenture provides that subject to certain rights of the applicable Trustee, as provided in such Indenture, the Holders of a majority in aggregate principal amount of the Notes under such Indenture, on behalf of all Holders, may waive any past default under such Indenture (including any such waiver obtained in connection with a tender offer or exchange offer for the Notes), except a default in the payment of principal, premium or interest or a default arising from failure to purchase any Notes tendered pursuant to an Offer to Purchase, or a default in respect of a provision that under such Indenture cannot be modified or amended without the consent of the Holder of each Note that is affected.

THE TRUSTEES

     Each Indenture provides that, except during the continuance of an Event of Default, the Trustee thereunder will perform only such duties as are specifically set forth in such Indenture. During the existence of a Default, each Trustee will exercise such rights and powers vested in it under the applicable Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indentures and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of each Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. Each Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (as defined in such Act) it must eliminate such conflict or resign. Such a conflicting interest could occur if the Company were to default on the Senior Notes and not on the Senior Discount Notes or on the Senior Discount Notes and not on the Senior Notes.

GOVERNING LAW

     The Indentures and the Notes will be governed by the laws of the State of New York, without regard to the principles of conflicts of law.

CERTAIN DEFINITIONS

     "Accreted Value" means, as of any date (the "Specified Date"), with respect to each $1,000 principal face amount at maturity of Senior Discount Notes:

          (i) if the Specified Date is one of the following dates (each a "Semi-Annual Accrual Date"), the amount set forth opposite such date below:

                        SEMI-ANNUAL                           ACCRETED
                        ACCRUAL DATE                            VALUE
------------------------------------------------------------  ---------
March 16, 1998..............................................  $  558.58
September 15, 1998..........................................     591.90
March 15, 1999..............................................     627.42
September 15, 1999..........................................     665.06
March 15, 2000..............................................     704.96
September 15, 2000..........................................     747.26
March 15, 2001..............................................     792.10
September 15, 2001..........................................     839.62
March 15, 2002..............................................     890.00
September 15, 2002..........................................     943.40
March 15, 2003..............................................   1,000.00

          (ii) if the Specified Date occurs between two Semi-Annual Accrual Dates, the sum of (a) the Accreted Value for the Semi-Annual Accrual Date immediately preceding the Specified Date and (b) an amount equal to the product of (x) the Accreted Value for the Semi-Annual Accrual Date immediately following the Specified Date less the Accreted Value for the Semi-Annual Accrual Date immediately preceding the Specified Date and (y) a fraction, the numerator of which is the number of days actually elapsed from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; and

          (iii) if the Specified Date is on or after March 15, 2003, $1,000.

     "Acquired Indebtedness" means Indebtedness of a Person (a) assumed in connection with an Acquisition from such Person or (b) existing at the time such Person becomes a Restricted Subsidiary or is merged or consolidated with or into the Company or any Restricted Subsidiary.

     "Acquired Person" means, with respect to any specified Person, any other Person which merges with or into or becomes a Subsidiary of such specified Person.

     "Acquisition" means (i) any capital contribution (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise) by the Company or any Restricted Subsidiary to any other Person, or any acquisition or purchase of Equity Interests of any other Person by the Company or any Restricted Subsidiary, in either case pursuant to which such Person shall become a Restricted Subsidiary or shall be consolidated with or merged into the Company or any Restricted Subsidiary or (ii) any acquisition by the Company or any Restricted Subsidiary of the assets of any Person which constitutes substantially all of an operating unit or line of business of such Person or which is otherwise outside of the ordinary course of business.

     "Additional Interest" has the meaning provided in the applicable Exchange and Registration Rights Agreement.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, however, that (i) beneficial ownership of 15.0% or more of the then outstanding Equity Interests of a Person shall be deemed to be control for purposes of compliance with the covenant described under "Certain Covenants -- Limitation on Transactions with Affiliates" above; and (ii) no individual, other than a director of the Company or an officer of the Company with a policy making function, shall be deemed an Affiliate of the Company or any of its Subsidiaries, solely by reason of such individual's employment, position or responsibilities by or with respect to the Company or any of its Subsidiaries.

     "Asset Sale" means any direct or indirect sale, conveyance, transfer, lease (that has the effect of a disposition) or other disposition (including, without limitation, any merger, consolidation or sale-leaseback transaction) to any Person other than the Company or a Restricted Subsidiary, in one transaction or a series of related transactions, of (i) any Equity Interest of any Restricted Subsidiary; (ii) any material license, franchise or other authorization of the Company or any Restricted Subsidiary; (iii) any assets of the Company or any Restricted Subsidiary which constitute substantially all of an operating unit or line of business of the Company or any Restricted Subsidiary; or (iv) any other property or asset of the Company or any Restricted Subsidiary outside of the ordinary course of business (including the receipt of proceeds paid on account of the loss of or damage to any property or asset and awards of compensation for any asset taken by condemnation, eminent domain or similar proceedings). For the purposes of this definition, the term "Asset Sale" shall not include (a) any transaction consummated in compliance with "Certain Covenants -- Merger, Sale of Assets, Etc." above and the creation of any Lien not prohibited by "Certain Covenants -- Limitation on Liens" above; provided, however, that any transaction consummated in compliance with "Certain Covenants -- Merger, Sale of Assets, Etc." above involving a sale, conveyance, assignment, transfer, lease or other disposal of less than all of the properties or assets of the Company shall be deemed to be an Asset Sale with respect to the properties or assets of the Company and the Restricted Subsidiaries that are not so sold, conveyed, assigned, transferred, leased or otherwise disposed of in such transaction; (b) sales of property or equipment that have become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of the Company or any Restricted Subsidiary; (c) any transaction consummated in compliance with "Certain Covenants -- Limitation on Restricted Payments" above; and (d) sales of accounts receivable for cash at fair market value.

     "Board Resolution" means, with respect to any Person, a duly adopted resolution of the Board of Directors of such Person.

     "Capitalized Lease Obligation" means any obligation under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP, and, for the purpose of the Indentures, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

     "Cash Equivalents" means: (a) U.S. dollars and any other currency that is convertible into U.S. dollars without legal restrictions and which is utilized by the Company or any of the Restricted Subsidiaries in the ordinary course of its business; (b) securities issued or directly and fully guarantied or insured by the U.S. government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition; (c) certificates of deposit and time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $500.0 million (or the foreign currency equivalent thereof); (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and
(c) above entered into with any financial institution meeting the qualifications specified in clause (c) above; and (e) commercial paper rated P-1, A-1 or the equivalent thereof by Moody's Investors Service, Inc. or Standard &

Poor's Corporation, respectively, and in each case maturing within six months after the date of acquisition.

     "Change of Control" means the occurrence of any of the following events (whether or not approved by the Board of Directors of the Company): (i) any Person (as such term is used in Sections 13(d) and 14(d) of the Exchange Act, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than one or more Permitted Holders, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise), directly or indirectly, of at least 40% of the total voting power of the then outstanding Voting Equity Interests of the Company and the Permitted Holders, as a group, do not own a greater percentage of the total voting power of such Voting Equity Interests; (ii) the Company consolidates with, or merges with or into, another Person or the Company or the Restricted Subsidiaries sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the assets of the Company and the Restricted Subsidiaries (determined on a consolidated basis) to any Person (other than the Company), other than any such transaction where immediately after such transaction the Person or Persons that "beneficially owned" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) immediately prior to such transaction, directly or indirectly, the then outstanding Voting Equity Interests of the Company "beneficially own" (as so determined), directly or indirectly, a majority of the total voting power of the then outstanding Voting Equity Interests of the surviving or transferee Person; or (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office.

     "Commodity Agreements" means agreements relating to commodity hedges designed to protect against fluctuation in commodity prices.

     "Consolidated EBITDA" of any Person means, for any period, the Consolidated Net Income of such Person for such period, minus any non-cash item increasing such Consolidated Net Income during such period, plus the following to the extent deducted in calculating such Consolidated Net Income: (i) Consolidated Income Tax Expense of such Person for such period; (ii) Consolidated Interest Expense of such Person for such period; (iii) depreciation expense of such Person for such period; (iv) amortization expense of such Person for such period; and (v) all other non-cash items reducing Consolidated Net Income of such Person for such period (other than any non-cash item requiring an accrual or a reserve for cash disbursements in any future period).

     "Consolidated Income Tax Expense" means, with respect to any Person for any period, the provision for Federal, state, local and foreign income taxes payable by such Person and the Restricted Subsidiaries of such Person for such period as determined on a consolidated basis in accordance with GAAP.

     "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, the sum of (i) the interest expense of such Person and the Restricted Subsidiaries of such Person for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (a) any amortization of debt discount, (b) the net cost under Interest Rate Agreements (including any amortization of discounts), (c) the interest portion of any deferred payment obligation, (d) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and (e) all capitalized interest and all accrued interest, (ii) the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and the Restricted Subsidiaries of such Person during such period as determined on a consolidated basis in accordance with GAAP and (iii) dividends and distributions in respect of Disqualified Equity Interests of such Person and the Disqualified Equity Interests and Preferred Equity Interests of the Restricted Subsidiaries of such Person during such period as determined on a consolidated basis in accordance with GAAP.

     "Consolidated Net Income" of any Person means, for any period, the consolidated net income (loss) of such Person and the Restricted Subsidiaries of such Person; provided, however, that there shall not be included in such Consolidated Net Income: (i) any net income (loss) of any other Person if such person is not a Restricted Subsidiary of such Person, except that (A) subject to the limitations contained in clause (iv) below, such Person's equity in the net income of any such other Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such other Person during such period to such Person or a Restricted Subsidiary of such Person as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary of such Person, to the limitations contained in clause (iii) below) and (B) such Person's equity in a net loss of any such other Person (other than an Unrestricted Subsidiary of such Person) for such period shall be included in determining such Consolidated Net Income; (ii) any net income (loss) of any such other person acquired by such Person or a Restricted Subsidiary of such Person in a pooling of interests transaction for any period prior to the date of such acquisition; (iii) any net income (loss) of any Restricted Subsidiary of such Person if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to such Person (other than any restriction permitted by the covenant "Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries") except that (A) subject to the limitations contained in (iv) below, such Person's equity in the net income of any such Restricted Subsidiary of such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to such Person or another Restricted Subsidiary of such Person as a dividend (subject, in the case of a dividend that could have been made to another Restricted Subsidiary of such Person, to the limitation contained in this clause) and (B) such Person's equity in a net loss of any such Restricted Subsidiary of such Person for such period shall be included in determining such Consolidated Net Income; (iv) any gain or loss realized upon the sale or other disposition of any asset of such Person or the Restricted Subsidiaries (including pursuant to any sale leaseback transaction) of such Person that is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Equity Interests of any other Person;
(v) any extraordinary gain or loss; and (vi) the cumulative effect of a change in accounting principles.

     "Consolidated Operating Cash Flow Ratio" of any Person as of any date of determination means the ratio of (i) the aggregate amount of Consolidated EBITDA of such Person for the four quarter period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which consolidated financial statements of such Person are available (or which would be required to be filed by such Person with the Commission, if such Person were subject to the reporting requirements of the Exchange Act) (the "Four Quarter Period") to (ii) Consolidated Interest Expense of such Person for such Four Quarter Period; provided, however, that (1) if such Person or any Restricted Subsidiary of such Person has incurred any Indebtedness since the beginning of such Four Quarter Period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Operating Cash Flow Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such Four Quarter Period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such Four Quarter Period, and the discharge of any other Indebtedness repaid, repurchased or otherwise discharged during the Four

Quarter Period (or thereafter but prior to the date of determination) or to be repaid, repurchased or otherwise discharged with the proceeds of such new Indebtedness (or otherwise in connection with the transaction giving rise to the need to calculate the Consolidated Operating Cash Flow Ratio) shall be given pro forma effect as if such repayment, repurchase or discharge had occurred on the first day of such Four Quarter Period, (2) if since the beginning of such Four Quarter Period such Person or any Restricted Subsidiary of such Person shall have made any Asset Sale, the Consolidated EBITDA for such Four Quarter Period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets that are the subject of such Asset Sale for such Four Quarter Period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such Four Quarter Period and Consolidated Interest Expense for such Four Quarter Period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of such Person or any Restricted Subsidiary of such Person repaid, repurchased or otherwise discharged with respect to such Person and its continuing Restricted Subsidiaries in connection with such Asset Sale for such Four Quarter Period (or, if the Equity Interests of any Restricted Subsidiary of such Person are sold, the Consolidated Interest Expense for such Four Quarter Period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent such Person and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale), (3) if since the beginning of such Four Quarter Period such Person or any Restricted Subsidiary (by merger or otherwise) of such Person shall have made an Investment in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary) of such Person or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, or made a Revocation, Consolidated EBITDA and Consolidated Interest Expense for such Four Quarter Period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such Four Quarter Period and (4) if since the beginning of such Four Quarter Period any other Person (that subsequently became a Restricted Subsidiary of such Person or was merged with or into such Person or any Restricted Subsidiary of such Person since the beginning of such Four Quarter Period) shall have made any Asset Sale or any Investment or acquisition of assets that would have required an adjustment pursuant to clause
(2) or (3) above if made by such Person or a Restricted Subsidiary of such Person during such Four Quarter Period, Consolidated EBITDA and Consolidated Interest Expense for such Four Quarter Period shall be calculated after giving pro forma effect thereto as if such Asset Sale, Investment or acquisition of assets occurred on, with respect to any Investment or acquisition, the first day of such Four Quarter Period and, with respect to any Asset Sale, the day prior to the first day of such Four Quarter Period (the adjustments referred to in clauses (1) through (4) are referred to as the "Pro Forma Adjustments"). For purposes of the Pro Forma Adjustments, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings and any cost savings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any agreement under which Currency and Interest Rate Agreements relating to interest are outstanding applicable to such Indebtedness if such agreement under which such Currency and Interest Rate Agreements are outstanding has a remaining term as at the date of determination in excess of 12 months).

     "Consolidated Tangible Assets" means, as of any date of determination, the total assets, less goodwill and other intangibles (determined in accordance with Accounting Principles Board Opinion No. 17), shown on the balance sheet of the Company and its Restricted Subsidiaries as of the most recent date for which such a balance sheet is available, determined on a consolidated basis in accordance with GAAP.

     "Currency Agreements" means the obligations of any Person pursuant to any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect such person or any of its subsidiaries against fluctuations in currency values.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Default Amount" means (a), with respect to the Senior Notes, the principal amount thereof plus accrued and unpaid interest, if any, or (b), with respect to the Senior Discount Notes, the Accreted Value thereof, plus accrued and unpaid interest, if any.

     "Designation" has the meaning set forth under "Certain
Covenants -- Designation of Unrestricted Subsidiaries" above.

     "Designation Amount" has the meaning set forth under "Certain Covenants -- Designation of Unrestricted Subsidiaries" above.

     "Disposition" means, with respect to any Person, any merger, consolidation or other business combination involving such Person (whether or not such Person is the Surviving Person) or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of such Person's assets.

     "Disqualified Equity Interest" means any Equity Interest which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable, at the option of the holder thereof, in whole or in part, or exchangeable into Indebtedness on or prior to the maturity date of the Notes.

     "Equity Interest" in any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock or other equity participations, including partnership interests, whether general or limited, in such Person, including any Preferred Equity Interests.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder.

     "Existing Notes" means the Company's 11 7/8% Senior Subordinated Notes due 2002.

     "Expiration Date" has the meaning set forth in the definition of "Offer to Purchase" below.

     "Fair Market Value" means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction; provided, however, that the Fair Market Value of any such asset or assets shall be determined conclusively by the Board of Directors of the Company acting in good faith, and shall be evidenced by resolutions of the Board of Directors of the Company delivered to the applicable Trustee.

     "Foreign Subsidiary" means any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

     "Four Quarter Period" has the meaning set forth in the definition of "Consolidated Operating Cash Flow Ratio" above.

     "Fully Traded Common Stock" means Equity Interests issued by any corporation which are listed on either the New York Stock Exchange or the American Stock Exchange or included for trading privileges in the National Market System of the National Association of Securities Dealers Automated Quotation System; provided, however, that (a) either such Equity Interests are freely tradable under the Securities Act (including pursuant to Rule 145(d)(1) thereunder) upon issuance or the holder thereof has contractual registration rights that will permit the sale of such

Equity Interests pursuant to an effective registration statement not later than nine months after issuance to the Company or one of its Subsidiaries and (b) such Equity Interests are also so listed or included for trading privileges.

     "GAAP" means, at any date of determination, generally accepted accounting principles in effect in the United States of America which are applicable at the date of determination and which are consistently applied for all applicable periods.

     "Holder" means the registered Holder of any Note.

     "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (including by conversion, exchange or otherwise), assume, guaranty or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence," "Incurred" and "Incurring" shall have meanings correlative to the foregoing). Indebtedness of any Acquired Person or any of its Subsidiaries existing at the time such Acquired Person becomes a Restricted Subsidiary (or is merged into or consolidated with the Company or any Restricted Subsidiary), whether or not such Indebtedness was Incurred in connection with, as a result of, or in contemplation of, such Acquired Person becoming a Restricted Subsidiary (or being merged into or consolidated with the Company or any Restricted Subsidiary), shall be deemed Incurred at the time any such Acquired Person becomes a Restricted Subsidiary or merges into or consolidates with the Company or any Restricted Subsidiary.

     "Indebtedness" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (a) every obligation of such Person for money borrowed; (b) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (c) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (d) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding (x) earnout or other similar obligations until such time as the amount of such obligation is capable of being determined,
(y) trade accounts payable incurred in the ordinary course of business and payable in accordance with industry practices, or (z) other accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith); (e) every Capitalized Lease Obligation of such Person; (f) every net obligation under Currency Agreements, Commodity Agreements and Interest Rate Agreements of such Person; (g) every obligation of the type referred to in clauses (a) through (f) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable for, directly or indirectly, as obligor, guarantor or otherwise; and (h) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a) through (g) above. Indebtedness
(a) shall never be calculated taking into account any cash and cash equivalents held by such Person; (b) shall not include obligations of any Person (x) arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that such obligations are extinguished within two Business Days of their incurrence, (y) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past business practices and (z) under standby letters of credit to the extent collateralized by cash or Cash Equivalents; (c) which provides that an amount less than the principal amount thereof shall be due upon any declaration of acceleration thereof shall be deemed to be incurred or outstanding in an amount equal to the accreted value thereof at the date of determination; and (d) shall include the liquidation preference and any mandatory redemption payment obligations in respect of any Disqualified Equity Interests of the Company or any Restricted Subsidiary. For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness denominated in a foreign currency, the U.S. dollar-equivalent principal amount of such Indebtedness Incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the date that such Indebtedness was Incurred if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and if such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

     "Independent Financial Advisor" means a nationally recognized accounting, appraisal, investment banking firm or consultant that is, in the judgment of the Company's Board of Directors, qualified to perform the task for which it has been engaged (i) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company and (ii) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

     "Interest Rate Agreements" means the obligations of any Person pursuant to any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement designed to protect such person or any of its Subsidiaries against fluctuations in interest rates.

     "Investment" means, with respect to any Person, any direct or indirect loan, advance, guaranty or other extension of credit or capital contribution to (by means of transfers of cash or other property or assets to others or payments for property or services for the account or use of others, or otherwise), or purchase or acquisition of capital stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. Investment also means, in any event, the obligations of any Person pursuant to any foreign exchange contract, currency swap agreement or other similar agreement or arrangement the value of which is based on fluctuations in currency values, as well as the obligations of any Person pursuant to any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement the value of which is based on fluctuations in interest rates. In determining the amount of any Investment involving a transfer of any property or asset other than cash, such property shall be valued at its fair market value at the time of such transfer, as determined in good faith by the Board of Directors (or comparable body) of the Person making such transfer.

     "Issue Date" means the original issue date of the Notes.

     "Lien" means any lien, mortgage, charge, security interest, hypothecation, assignment for security or encumbrance of any kind (including any conditional sale or capital lease or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

     "Maturity Date" means March 15, 2008.

     "Net Cash Proceeds" means the aggregate proceeds in the form of cash or Cash Equivalents received by the Company or any Restricted Subsidiary in respect of any Asset Sale, including all cash or Cash Equivalents received upon any sale, liquidation or other exchange of proceeds of Asset Sales received in a form other than cash or Cash Equivalents, net of (a) the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof; (b) taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements); (c) amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale; (d) amounts deemed, in good faith, appropriate by the Board of Directors of the Company to be provided as a reserve, in accordance with GAAP, against any liabilities associated with such assets which are the subject of such Asset Sale (provided that the amount of any such reserves shall be deemed to constitute Net Cash Proceeds at the time such reserves shall have been released or are not otherwise required to be retained as a reserve); and (e) with respect to Asset Sales by Restricted Subsidiaries, the portion of such cash payments attributable to Persons holding a minority interest in such Restricted Subsidiary.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursement obligations, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Offer" has the meaning set forth in the definition of "Offer to Purchase" below.

     "Offer to Purchase" means a written offer (the "Offer") sent by or on behalf of the Company by first-class mail, postage prepaid, to each Holder at his address appearing in the register for the Notes on the date of the Offer offering to purchase up to the principal amount of Notes specified in such Offer at the purchase price specified in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the "Expiration Date") of the Offer to Purchase, which shall be not less than 20 Business Days nor more than 60 days after the date of such Offer, and a settlement date (the "Purchase Date") for purchase of Notes to occur no later than five Business Days after the Expiration Date. The Company shall notify the applicable Trustee at least five Business Days (or such shorter period as is acceptable to the applicable Trustee) prior to the mailing of the Offer of the Company's obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company's request, by the applicable Trustee in the name and at the expense of the Company. The Offer shall contain all the information required by applicable law to be included therein. The Offer shall also contain (or incorporate by reference) information concerning the business of the Company and its Subsidiaries which the Company in good faith believes will enable such Holders to make an informed decision with respect to the Offer to Purchase (which at a minimum will include (i) the most recent annual and quarterly financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the documents required to be filed with the Trustee pursuant to the Indenture (which requirements may be satisfied by delivery of such documents together with the Offer), (ii) a description of material developments in the Company's business subsequent to the date of the latest of such financial statements referred to in clause (i) (including a description of the events requiring the Company to make the Offer to Purchase), (iii) if applicable, appropriate pro forma financial information concerning the Offer to Purchase and the events requiring the Company to make the Offer to Purchase and (iv) any other information required by applicable law to be included therein). The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state: (1) the Section of the Indenture pursuant to which the Offer to Purchase is being made; (2) the Expiration Date and the Purchase Date; (3) the aggregate principal amount of the outstanding Notes offered to be purchased by the Company pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to the Section of the Indenture requiring the Offer to Purchase) (the "Purchase Amount"); (4) the purchase price to be paid by the Company for each $1,000 aggregate principal amount of Notes accepted for payment (as specified pursuant to the Indenture) (the "Purchase Price"); (5) that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount; (6) the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase; (7) that interest on any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue, as the case may be; (8) that on the Purchase Date the Purchase Price will become due and payable upon each Note being accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date; (9) that each Holder electing to tender all or any portion of a Note pursuant to the Offer to Purchase will be required to surrender such Note at the place or places specified in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the applicable Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and such Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing); (10) that Holders will be entitled to withdraw all or any portion of Notes tendered it the Company (or its Paying Agent) receives, not later than the close of business on the fifth Business Day next preceding the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender; (11) that (a) if Notes in an aggregate Accreted Value or principal amount, as the case may be, less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Notes and (b) if Notes in an aggregate Accreted Value or principal amount, as the case may be, in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Notes having an aggregate Accreted Value or principal amount, as the case may be, equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $1,000 principal amount or integral multiples thereof shall be purchased); and
(12) that in the case of any Holder whose Note is purchased only in part, the Company shall execute and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Note so tendered.

     An Offer to Purchase shall be governed by and effected in accordance with the provisions above pertaining to any Offer.

     "Opinion of Counsel" means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

     "Pari Passu Debt" means Indebtedness of the Company (other than the Senior Notes or Senior Discount Notes, as the case may be) that does not constitute Subordinated Indebtedness.

     "Pari Passu Debt Pro Rata Share" means the amount of the applicable Net Cash Proceeds obtained by multiplying the amount of such Net Cash Proceeds by a fraction, (i) the numerator of which is the aggregate accreted value and/or principal amount, as the case may be, of all Pari Passu Debt outstanding at the time of the applicable Asset Sale with respect to which the Company is required to use Net Cash Proceeds to repay or make an offer to purchase or repay and (ii) the denominator of which is the sum of (a) the aggregate principal amount of all Notes outstanding at the time of the applicable Asset Sale and (b) the aggregate principal amount or the aggregate accreted value, as the case may be, of all Pari Passu Debt outstanding at the time of the applicable Offer to Purchase with respect to which the Company is required to use the applicable Net Cash Proceeds to offer to repay or make an offer to purchase or repay.

     "Permitted Holder" means (i) each of Arie Genger, his estate, his spouse and his children, (ii) each trust, a majority of whose beneficiaries-in-interest include one or more persons named in clause (i) of this definition and (iii) any Person controlled by one or more persons named in clause (i) of this definition.

     "Permitted Indebtedness" has the meaning set forth in "Certain Covenants -- Limitation on Additional Indebtedness" above.

     "Permitted Investments" means (a) Cash Equivalents; (b) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits; (c) loans and advances to employees made in the ordinary course of business not to exceed $2.0 million in the aggregate at any one time outstanding; (d) Currency Agreements, Commodity Agreements and Interest Rate Agreements; (e) so long as no Default has occurred and is continuing, investments in non-cash consideration made pursuant to and in compliance with "Certain Covenants -- Dispositions of Proceeds of Asset Sales" above; (f) so long as no Default has occurred and is continuing, any Investment (including minority interests and Investments in Unrestricted Subsidiaries) such that, after giving effect to such Investment, the aggregate amount (at cost) of all outstanding Investments made pursuant to this clause would not exceed 5% of the Company's Consolidated Tangible Assets as of the date of the most recent consolidated balance sheet of the Company; (g) Investments existing as of the Issue Date and any amendment, extension, renewal or modification thereof to the extent that any such amendment, extension, renewal or modification does not require the Company or any Restricted Subsidiary to make any additional cash or non-cash payments or provide additional services in connection therewith; (h) any Investment made with the proceeds from an Investment of the type set forth in clauses (f) and (g) above, and any Investment made with the proceeds from an Investment made pursuant to this clause (h); (i) any Investment to the extent that the consideration therefor consists of Qualified Equity Interests of the Company; and (j) any Investment in non-U.S. currencies received or utilized by the Company or a Restricted Subsidiary in the ordinary course of business.

     "Permitted Liens" means (a) Liens imposed by law such as carriers', warehousemen's and mechanics' Liens and other similar Liens arising in the ordinary course of business which secure payment of obligations not more than 60 days past due or which are being contested in good faith and by appropriate proceedings; (b) Liens existing on the Issue Date; (c) Liens securing only the Notes pursuant to the terms of the Indentures as in effect on the Issue Date;
(d) Liens in favor of the Company; (e) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided, however, that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (f) easements, reservation of rights of way, restrictions and other similar easements, licenses, restrictions on the use of properties, or minor imperfections of title that in the aggregate are not material in amount and do not in any case materially detract from the properties subject thereto or interfere with the ordinary conduct of the business of the Company and the Restricted Subsidiaries; (g) Liens resulting from the deposit of cash or notes in connection with contracts, tenders or expropriation proceedings, or to secure workers' compensation, surety or appeal bonds, costs of litigation when required by law and public and statutory obligations or obligations under franchise arrangements entered into in the ordinary course of business; (h) Liens securing Indebtedness consisting of Capitalized Lease Obligations, Purchase Money Indebtedness, mortgage financings, industrial revenue bonds or other monetary obligations, in each case incurred solely for the purpose of financing all or any part of the purchase price or cost of construction or installation of assets used in the business of the Company or the Restricted Subsidiaries, or repairs, additions or improvements to such assets, provided, however, that (i) such Liens secure Indebtedness in an amount not in excess of the original purchase price or the original cost of any such assets or repair, addition or improvement thereto (plus an amount equal to the reasonable fees and expenses in connection with the incurrence of such Indebtedness), (ii) such Liens do not extend to any other assets of the Company or the Restricted Subsidiaries (and, in the case of repair, addition or improvements to any such assets, such Lien extends only to the assets (and improvements thereto or thereon) repaired, added to or improved), (iii) the Incurrence of such Indebtedness is permitted by "Certain Covenants -- Limitation on Additional Indebtedness" above and (iv) such Liens attach within 90 days of such purchase, construction, installation, repair, addition or improvement; (i) Liens to secure any refinancings, renewals, extensions, modifications or replacements (collectively, "refinancing") (or successive refinancings), in whole or in part, of any Indebtedness (or commitments to lend) secured by Liens referred to in the clauses above so long as such Lien does not extend to any other property (other than improvements thereto); (j) Liens securing letters of credit entered into in the ordinary course of business and consistent with past business practice; (k) Liens on and pledges of the Equity Interests of any Unrestricted Subsidiary; and (l) Liens on the Equity Interests of Haifa Chemicals Ltd., an Israeli corporation ("HCL"); provided that at the time of the incurrence of any such Lien, the aggregate amount of Indebtedness secured by such Equity Interests shall not exceed the amount equal to (x) if prior to December 31, 2001, $40.0 million or (y) if on or after December 31, 2001, the greater of (i) $40.0 million or (ii) the Consolidated EBITDA of HCL for the four quarter period of the most recent four fiscal quarters ending prior to the date of determination for which financial statements are available (or which would be required to be filed by HCL with the Commission if HCL were subject to the reporting requirements of the Exchange Act), giving effect to the adjustments to Consolidated EBITDA referred to in clauses (2) through (4) of the Pro Forma Adjustments.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, limited liability limited partnership, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Equity Interest," in any Person, means an Equity Interest of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over Equity Interests of any other class in such Person.

     "Pro Forma Adjustments" has the meaning set forth in the definition of "Consolidated Operating Cash Flow Ratio."

     "Public Equity Offering" means, with respect to the Company, an underwritten primary public offering of Qualified Equity Interests of the Company pursuant to an effective registration statement filed under the Securities Act (excluding registration statements filed on Form S-8).

     "Public Market" means any time after (x) a Public Equity Offering has been consummated and (y) at least 15% of the total issued and outstanding Qualified Equity Interests of the Company has been distributed by means of an effective registration statement under the Securities Act.

     "Purchase Amount" has the meaning set forth in the definition of "Offer to Purchase" above.

     "Purchase Date" has the meaning set forth in the definition of "Offer to Purchase" above.

     "Purchase Money Indebtedness" means Indebtedness of the Company or any Restricted Subsidiary Incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of any property, provided that the aggregate principal amount of such Indebtedness does not exceed the lesser of the Fair Market Value of such property or such purchase price or cost, including any refinancing of such Indebtedness that does not increase the aggregate principal amount (or accreted amount, if less) thereof as of the date of refinancing.

     "Purchase Price" has the meaning set forth in the definition of "Offer to Purchase" above.

     "Qualified Equity Interest" in any Person means any Equity Interest in such Person other than any Disqualified Equity Interest.

     "Redemption Date" means the date fixed for redemption of the applicable Notes.

     "Restricted Subsidiary" means any Subsidiary of the Company that has not been designated by the Board of Directors of the Company, by a resolution of the Board of Directors of the Company delivered to the applicable Trustee, as an Unrestricted Subsidiary pursuant to "Certain Covenants -- Designation of Unrestricted Subsidiaries" above. Any such designation may be revoked by a resolution of the Board of Directors of the Company delivered to the applicable Trustee, subject to the provisions of such covenant.

     "SEC" or "Commission" means the Securities and Exchange Commission.

     "Significant Restricted Subsidiary" means a Restricted Subsidiary that is a "significant subsidiary" within the meaning of Article 1, Rule 1-02 of Regulation S-X under the Securities Act.

     "Stated Maturity," when used with respect to any Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable.

     "Subordinated Indebtedness" means any Indebtedness of the Company which is expressly subordinated in right of payment to the Notes.

     "Subsidiary" means, with respect to any Person, (a) any corporation of which the outstanding Voting Equity Interests having at least a majority of the votes entitled to be cast in the election of directors shall at the time be owned, directly or indirectly, by such Person, or (b) any other Person of which at least a majority of Voting Equity Interests are at the time, directly or indirectly, owned by such first named Person.

     "Surviving Person" means, with respect to any Person involved in or that makes any Disposition, the Person formed by or surviving such Disposition or the Person to which such Disposition is made.

     "United States Government Obligations" means direct non-callable obligations of the United States of America for the payment of which the full faith and credit of the United States is pledged.

     "Unrestricted Subsidiary" means any Subsidiary of the Company designated as such pursuant to "Certain Covenants -- Designation of Unrestricted Subsidiaries" above. Any such designation may be revoked by a resolution of the Board of Directors of the Company delivered to the applicable Trustee, subject to the provisions of such covenant.

     "Voting Equity Interests" means Equity Interests in a corporation or other Person with voting power under ordinary circumstances entitling the Holders thereof to elect the Board of Directors or other governing body of such corporation or Person.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required scheduled payment of principal, including payment of final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (b) the then outstanding aggregate principal amount of such Indebtedness.

     "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary all of the outstanding Voting Equity Interests (other than directors' qualifying shares) of which are owned, directly or indirectly, by the Company.

                         BOOK-ENTRY; DELIVERY AND FORM

THE GLOBAL NEW NOTES

     The New Senior Notes and the New Senior Discount Notes will each be represented by one or more fully-registered global notes (collectively, the "Global New Notes"). The Global New Notes will be deposited upon issuance with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of DTC or a nominee of DTC. Except as set forth below, a Global New Note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     A Holder may transfer or exchange New Notes in accordance with the Indenture. The applicable Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture.

     All interests in the Global New Notes may be subject to the procedures and requirements of DTC. This applies to Global New Notes held directly through DTC or indirectly through organizations (such as Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear") or Cedel Bank, societe anonyme ("Cedel")), which are participants in the DTC system. Those interests held through Euroclear or Cedel may also be subject to the procedures and requirements of such systems.

CERTAIN BOOK-ENTRY PROCEDURES FOR THE GLOBAL NEW NOTES

     The descriptions of the operations and procedures of DTC, Euroclear and Cedel set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. The Company takes no responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

     DTC has advised the Company that it is (i) a limited purpose trust company organized under the laws of the State of New York, (ii) a "banking organization" within the meaning of the New York Banking Law, (iii) a member of the Federal Reserve System, (iv) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and (v) a "clearing agency" registered pursuant to
Section 17A of the Exchange Act. DTC was created to hold securities for its participants (collectively, the "Participants") and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC's Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Investors who are not Participants may beneficially own securities held by or on behalf of DTC only through Participants or Indirect Participants.

     The Company expects that pursuant to procedures established by DTC (i) upon deposit of the Global New Notes, DTC will credit the accounts of Participants with the respective principal amounts of their beneficial interests in the applicable Global Note and (ii) ownership of the New Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of Participants) and the records of Participants and the Indirect Participants (with respect to the interests of persons other than Participants).

     The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the New Notes represented by a Global New Note to such persons may be limited. In addition, because DTC can act only on behalf of its Participants, who in turn act on behalf of persons who hold interests through Participants, the ability of a person having an interest in New Notes represented by a Global New Note to pledge or transfer such interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

     So long as DTC or its nominee is the registered owner of a Global New Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the New Notes represented by such Global New Note for all purposes under the Indentures. Except as provided below, owners of beneficial interests in a Global New Note will not be entitled to have New Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated New Notes, and will not be considered the owners or holders thereof under the Indentures for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustees thereunder. Accordingly, each holder owning a beneficial interest in a Global New Note must rely on the procedures of DTC and, if such holder is not a Participant or an Indirect Participant, on the procedures of the Participant through which such holder owns its interest, to exercise any rights of a holder of New Notes under the Indentures or such Global New Note. The Company understands that under existing industry practice, in the event that the Company requests any action of holders of New Notes, or a holder that is an owner of a beneficial interest in a Global New Note desires to take any action that DTC, as the holder of such Global New Note, is entitled to take, DTC would authorize the Participants to take such action and the Participants would authorize holders owning through such Participants to take such action or would otherwise act upon the instruction of such holders. Neither the Company nor the Trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of New Notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such New Notes.

     Payments with respect to the principal of, and premium, if any, liquidated damages, if any, and interest on, any New Notes represented by a Global New Note registered in the name of DTC or its nominee on the applicable record date will be payable by the applicable Trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the Global New Note representing such New Notes under the applicable Indenture. Under the terms of each Indenture, the Company and the Trustee may treat the persons in whose names the New Notes, including the Global New Notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither the Company nor the Trustees have or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a Global New Note (including principal, premium, if any, liquidated damages, if any, and interest). Payments by the Participants and the Indirect Participants to the owners of beneficial interests in a Global New Note will be governed by standing instructions and customary industry practice and will be the responsibility of the Participants or the Indirect Participants and DTC.

     Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Cedel participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Cedel, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Cedel, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Cedel, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global New Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Cedel participants may not deliver instructions directly to the depositaries for Euroclear or Cedel.

     Because of time zone differences, the securities account of a Euroclear or Cedel participant purchasing an interest in a Global New Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Cedel participant, during the securities settlement processing day (which must be a business day for Euroclear and Cedel) immediately following the settlement date of DTC. Cash received in Euroclear or Cedel as a result of sales of an interest in a Global New Note by or through a Euroclear or Cedel participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Cedel cash account only as of the business day for Euroclear or Cedel following DTC's settlement date.

     Although DTC, Euroclear and Cedel have agreed to the foregoing procedures to facilitate transfers of interests in the Global New Notes among participants in DTC, Euroclear and Cedel, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustees will have any responsibility for the performance by DTC, Euroclear or Cedel or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED NEW NOTES

     If (i) the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of such notice or cessation, (ii) the Company, at its option, notifies a Trustee in writing that it elects to cause the applicable issuance of New Notes in definitive form under the applicable Indenture or (iii) upon the occurrence of certain other events as provided in the Indentures, then, upon surrender by DTC of the applicable Global New Notes, Certificated New Notes of the applicable issue will be issued to each person that DTC identifies as the beneficial owner of the applicable New Notes represented by the applicable New Global Notes. Upon any such issuance, the applicable Trustee is required to register such Certificated New Notes in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.

     Neither the Company nor the Trustees shall be liable for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial owners of the related New Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the New Notes to be issued).

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

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     The following is a general discussion of certain material U.S. federal income tax considerations to holders of Notes of the Exchange Offer and the purchase, ownership and disposition of the Notes. The summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change (possibly on a retroactive basis). The following discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of such investor's personal investment circumstances, nor does the discussion address special rules applicable to certain types of investors subject to special treatment under the Code (including, without limitation, financial institutions, broker-dealers, regulated investment companies, life insurance companies, tax-exempt organizations, foreign corporations and non-resident aliens). Moreover, the discussion is generally limited to investors who purchased the Old Notes upon original issuance at their original issue price and who will hold the New Notes as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code. No consideration of any aspects of state, local or foreign taxation is included herein.

     As used herein, a "U.S. Holder" means a holder of a Note who or that is for U.S. federal income tax purposes (i) a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. A "Foreign Holder" is a holder of Notes who or that is not a U.S. Holder.

     EACH HOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXCHANGE OF OLD NOTES FOR NEW NOTES AND THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES IN LIGHT OF SUCH HOLDER'S OWN PARTICULAR TAX SITUATION, INCLUDING THE APPLICATION AND EFFECT OF THE CODE, AS WELL AS STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

THE EXCHANGE OFFER

     The exchange of Old Senior Notes for New Senior Notes and of Old Senior Discount Notes for New Senior Discount Notes pursuant to the Exchange Offer will not constitute a material modification of the terms of the Old or New Senior Notes or of the Old or New Senior Discount Notes and, accordingly, such exchange will not constitute an exchange for federal income tax purposes. Accordingly, such exchange will have no federal income tax consequences to a holder, regardless of whether such holder participates in the Exchange Offer, and a holder will continue to be required to include interest (including, in the case of the Old or New Senior Discount Notes, Original Issue Discount, or "OID") on such Old or New Note in its gross income in accordance with such holder's method of accounting for federal income tax purposes and in accordance with the rules regarding the inclusion in income of OID as discussed below. The Company intends, to the extent required, to treat the Exchange Offer for federal income tax purposes in accordance with the position described above.

STATED INTEREST

     Stated interest paid or accrued on the New Senior Notes will be taxable to a holder as ordinary income in accordance with the holder's method of accounting for federal income tax purposes. The receipt of cash in respect of the stated interest on the New Senior Discount Notes will not be taxable

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

to the holders but, rather, such stated interest will be included in income as original issue discount ("OID") on a daily economic accrual basis as described below.

ORIGINAL ISSUE DISCOUNT

     General. Because the New Senior Discount Notes are being issued with more than a de minimis amount of discount from their stated redemption price at maturity and no interest will be paid on the Senior Discount Notes prior to September 15, 2003, the New Senior Discount Notes will be considered to have been issued with OID for federal income tax purposes. The OID on a Senior Discount Note will be the excess of its "stated redemption price at maturity" (as defined below) over its "issue price."

     The stated redemption price at maturity of a New Senior Discount Note will be equal to the sum of the stated principal amount of the New Senior Discount Note, plus the amount of all stated interest due and payable on such New Senior Discount Note. The issue price of the New Senior Discount Notes will be the first price to the public (excluding bond houses and brokers) at which a substantial amount of the Old Senior Discount Notes were sold. Accordingly, each New Senior Discount Note received pursuant to the Exchange Offer generally will bear OID in an amount equal to the excess of (i) the sum of its principal amount and all stated interest payments over (ii) the issue price of the Old Senior Discount Notes.

     A U.S. Holder will be required to include OID in gross income on a daily economic accrual basis over the term of a New Senior Discount Note, regardless of such U.S. Holder's method of tax accounting and in advance of the receipt of the cash attributable to such interest income. In general, a U.S. Holder must include in income the sum of the daily portions of OID with respect to a New Senior Discount Note for each day during the taxable year on which the U.S. Holder holds the New Senior Discount Note, including the purchase date and excluding the disposition date. The daily portion of OID is determined by allocating to each day of any accrual period (which may be of any length and may vary over the term of a New Senior Discount Note, at the option of the holder, provided that each accrual period is not longer than one year and each scheduled payment of principal or interest on the New Senior Discount Note occurs on the first or last day of an accrual period) within a taxable year a pro rata portion of an amount equal to the adjusted issue price of a New Senior Discount Note at the beginning of the accrual period multiplied by the yield to maturity of such New Senior Discount Note. For purposes of computing OID, the Company will use six-month accrual periods that end on the days in the calendar year corresponding to the maturity date of the New Senior Discount Notes and the date six months prior to such maturity date, with the exception of an initial short accrual period. The adjusted issue price of a New Senior Discount Note at the beginning of any accrual period is the issue price of the New Senior Discount
Note increased by the accrued OID for all prior accrual periods (less any cash payments received on such Senior Discount Notes). The yield to maturity of a New Senior Discount Note is the discount rate that, when used in computing the present value of all principal and interest payments to be made under a New Senior Discount Note, produces an amount equal to the issue price of the New Senior Discount Note.

     Under these rules, U.S. Holders will have to include in gross income increasingly greater amounts of OID in such successive accrual period. Each payment made under a New Senior Discount Note will be treated first as a payment of OID which was previously includible in gross income (to the extent of OID that has accrued as of the date of payment and has not been allocated to prior payments) and second as a payment of principal (which generally is not includible in income).

     Optional Redemption. The Company's option to redeem the New Senior Discount Notes at any time on or after March 15, 2003, at a premium declining to par (after 2006) plus accrued interest will be treated as a call option. See "Description of the New Notes -- Optional Redemption." Because any exercise by the Company of this option would not decrease the yield on the New Senior

Discount Notes, the Company will not be presumed to exercise the option for purposes of the OID rules.

     In addition to the optional redemption described above, the Company will have the right to redeem up to 33 1/3% in aggregate face amount of the outstanding Notes out of the net cash proceeds of one or more Public Equity Offerings on or prior to March 15, 2001. See "Description of the New
Notes -- Optional Redemption." Furthermore, a U.S. Holder will have the right to tender Notes to the Company for redemption should the Company experience a Change of Control. See "Description of the New Notes -- Offer to Purchase upon Change of Control." Such additional redemption rights should not affect, and will not be treated by the Company as affecting, the determination of the yield or maturity of the New Senior Discount Notes.

     The tax treatment of a redemption of the New Notes generally should be governed by the rules for dispositions thereof as described below.

     If a Holder tenders New Notes for redemption as a result of a Change of Control, the Holder may be required to include as ordinary income any amount the Holder is entitled to receive in excess of the accreted value of a Note on the date of the redemption. Holders should consult their own tax advisors regarding the treatment of payments received upon any optional redemptions.

DISPOSITION OF THE NEW NOTES

     Generally, upon the sale or redemption of a New Note, a U.S. Holder will realize taxable gain or loss equal to the difference between the amount of cash or other property received by the U.S. Holder in exchange for such New Note (except to the extent such amount realized is characterized as accrued but unpaid interest that such holder has not included in gross income previously) and such holder's adjusted tax basis in such New Note. A U.S. Holder's adjusted tax basis in a New Note will initially equal the cost of the New Note to such holder and will be increased by any accrued OID includible in such holder's gross income and decreased by the amount of any payments received by such holder in respect of such New Note regardless of whether such payments are denominated as principal or interest. Any gain or loss upon a sale or other disposition of a New Note will generally be capital gain or loss. At the time of sale or redemption any such gain will be taxed to a U.S. Holder who is a natural person at a maximum rate of 20 percent (10 percent, if such holder is in a 15 percent bracket) if the New Note is held for more than 18 months. If the U.S. Holder has held the New Note more than 12 months but not more than 18 months, any gain recognized on a sale of the New Notes will be taxed for federal income tax purposes at a maximum rate of 28 percent (15 percent if such holder is in a 15 percent bracket).

CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO THE COMPANY AND TO CORPORATE HOLDERS

     The New Senior Discount Notes will constitute "applicable high yield discount obligations" ("AHYDOs") if the yield to maturity of the New Senior Discount Notes will be equal to or greater than the sum of the relevant applicable federal rate ("AFR") in effect for debt instruments issued in March 1998 (5.83% compounded semi-annually), plus 5 percentage points. If the New Senior Discount Notes constitute AHYDOs, the Company will not be entitled to deduct any interest on the New Senior Discount Notes until it pays such interest in cash or other property (other than stock or debt instruments of the Company or related party). In addition, if the yield to maturity of the New Senior Discount Notes exceeds the sum of the relevant AFR plus six percentage points (the "Excess Yield"), the "disqualified portion" of the OID accruing on the New Senior Discount Notes will be characterized as a non-deductible dividend with respect to the Company to the extent of the Company's current and accumulated earnings and profits, and also may be treated as a dividend distribution solely for purposes of the dividends received deduction of Sections 243, 246 and 246A of the Code with respect to holders that are U.S. corporations. In general, the "disqualified portion" of OID for any accrual period will be equal to the product of (i) a percentage determined by dividing the Excess Yield by the yield to maturity and (ii) the OID for the accrual period.

     Subject to otherwise applicable limitations, holders that are U.S. corporations will be entitled to a dividends received deduction (generally at a 70% rate) with respect to the disqualified portion of the accrued OID if the Company has sufficient current or accumulated "earnings and profits." If the disqualified portion exceeds the Company's current and accumulated earnings and profits, the excess will continue to be taxed as ordinary OID income in accordance with the rules described above in "Original Issue Discount." Treatment of the New Notes as AHYDOs will not disqualify interest or OID with respect to New Notes from the portfolio interest exception described below under "Foreign Holders," provided all applicable requirements for the exception are otherwise satisfied.

BACKUP WITHHOLDING

     A U.S. Holder may be subject, under certain circumstances, to backup withholding at a 31 percent rate with respect to payments received with respect to New Notes. This withholding generally applies only if the U.S. Holder (i) fails to furnish his social security or taxpayer identification number ("TIN"),
(ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue Service that he has failed to report properly payments of interest and dividends and the service has notified the Company that he is subject to withholding or
(iv) fails under certain circumstances to provide a certified statement, signed under penalty of perjury, that the TIN provided is his correct number and that he is not subject to backup withholding. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against such holder's federal income tax liability, provided that the required information is furnished to the Internal Revenue Service. Certain holders (including, among others, corporations and foreign individuals who comply with certain certification requirements described below under "Foreign Holders") are not subject to backup withholding. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

     The Company will furnish to the IRS and to record holders of the New Notes information (to whom it is required to furnish such information) relating to the amount of interest and OID, as applicable.

FOREIGN HOLDERS

     The following discussion is a summary of certain U.S. federal income tax consequences to a Foreign Holder that holds a New Note. If income or gain on the New Note would be "effectively connected with the conduct of a trade or business within the United States," then such holder will generally be subject to tax on such income or gain in essentially the same manner as a U.S. Holder, as discussed above, and in the case of a foreign corporation, may also be subject to U.S. branch profits tax.

     Under the "portfolio interest" exception to the general rules for the withholding of tax on interest and OID paid to a Foreign Holder, a Foreign Holder will not be subject to U.S. tax (or to withholding) on interest or OID on a New Note, provided that (i) the Foreign Person does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) the Foreign Holder is not a controlled foreign corporation that is related to the Company through stock ownership, (iii) the Foreign Holder is not a bank receiving interest on a loan entered into in the ordinary course of business and (iv) the Company, its paying agent or the person who would otherwise be required to withhold tax receives either (A) a properly completed Form W-8 (or substitute Form W-8) signed under penalties of perjury by the beneficial owner of the Note in which the owner certifies that the owner is not a U.S. person and which provides the owner's name and address or (B) a statement signed under penalties of perjury by the "Financial Institution" holding the New Note on behalf of the beneficial owner to the effect that a Form W-8 (or substitute Form W-8) has been filed on behalf of the beneficial owner, together with a copy of the Form W-8 (or substitute Form W-8). The term "Financial Institution" means a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and that holds a New Note on behalf of the owner of the New Note. A Foreign Holder who does not qualify for the "portfolio interest" exception would generally be subject to U.S. withholding tax at a flat rate of 30% (or a lower applicable treaty rate) on interest payments and payments (including redemption proceeds) attributable to OID on the New Notes. A Foreign Holder entitled to the benefits of an income tax treaty must provide to the Company, its paying agent or the person who would otherwise be required to withhold tax a properly completed Form 1001 (or substitute Form 1001).

     The U.S. Treasury Department recently adopted final regulations governing U.S. federal withholding taxes, information reporting and backup withholding rules (the "Final Regulations") which are generally effective for payments of interest, OID and principal made after December 31, 1999, subject to certain transition rules. In general, the Final Regulations continue to require that Foreign Holders provide a Form W-8 (or substitute Form W-8) in order to establish their eligibility for the exemption from U.S. federal withholding tax described in the preceding paragraph; however, Form W-8 may in some circumstances require additional information not required on current Form W-8. The Final Regulations generally require that Foreign Holders provide a Form W-8 (or substitute Form W-8), rather than Form 1001, to establish eligibility for an exemption from, or a reduction of, U.S. federal withholding tax that is based on an income tax treaty.

     In general, gain recognized by a Foreign Holder upon the redemption, sale or exchange of a New Note will not be subject to U.S. tax. However, a Foreign Holder may be subject to United States tax at a flat rate of 30% on any such gain if the Foreign Holder is an individual present in the United States for 183 days or more during the taxable year in which the New Note is redeemed, sold or exchanged, and certain other requirements are met.

     A New Note held by a Foreign Holder will not be includible in such holder's gross estate subject to U.S. federal estate tax as a result of such holder's death provided that the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote.

     Information reporting and backup withholding will not apply to payments made on a New Note to a Foreign Person provided that the certification described in clause (iv) of the second paragraph in this "Foreign Holders" section is received, and provided further that the payor does not have actual knowledge that the information is false. The Final Regulations do not significantly alter the substantive backup withholding or information reporting requirements but rather unify current certification procedures and forms and clarify reliance standards. Foreign Holders should consult their own tax advisors with respect to the impact, if any, of the Final Regulations.

                              PLAN OF DISTRIBUTION


     Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until August 12, 1998 (90 days after the date of this Prospectus) all dealers effecting transactions in the New Notes may be required to deliver a prospectus.


     The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letters of Transmittal state that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the Expiration Date the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the Holders of the Notes) other than commissions or concessions of any broker-dealers and will indemnify the Holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                              CONDITIONS IN ISRAEL

     The following information discusses certain conditions in Israel that could affect the Company's Israeli subsidiary, HCL. As of December 31, 1997 and for the year then ended, Israeli operations (including HCL's non-Israeli subsidiaries) accounted for approximately 63% of the Company's consolidated assets and approximately 63% of its consolidated revenues. All figures and percentages are approximate. A portion of the information with respect to Israel presented hereunder and under "Risk Factors -- Israeli Operations" has been taken from Annual Reports of the Bank of Israel and publications of the Israeli General Bureau of Statistics. No independent verification has been made of such information or of other information taken from other Israeli government publications.

POLITICAL CONDITIONS

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994 and, since 1993, several agreements between Israel and the Palestine Liberation Organization ("PLO") -- Palestinian Authority representatives have been signed. In addition, Israel and several other Arab States have announced their intention to establish trade and other relations and are discussing certain projects. As of the date hereof, Israel has not entered into any peace agreement with Syria or Lebanon. Recently there is stagnation in the peace process in the Middle East. There can be no assurance as to whether or how the "peace process" will develop or what effect it may have upon the Company.

     Beginning in 1948, nearly all Arab countries formally adhered to a boycott of Israel and Israeli companies and, since the early 1950s, of non-Israeli companies doing business in Israel or with such companies. Despite measures to counteract the boycott, including anti-boycott legislation in the U.S., the boycott has had an indeterminate negative effect upon trade with and foreign investment in Israel. The Company does not believe that the boycott has had a material adverse effect on the Company, but there can be no assurance that restrictive laws, policies or practices directed toward Israel or Israeli businesses will not have an adverse impact on the operation or expansion of the Company's business.

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

ARMY SERVICE

     Generally, all male adult citizens and permanent residents of Israel under the age of 54 are, unless exempt, obligated to perform certain military service duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of the employees of HCL currently are obligated to perform annual reserve duty. While HCL has operated effectively under these and similar requirements in the past, no assessment can be made of the full impact of such requirements on the Company in the future, particularly if emergency circumstances occur.

ECONOMIC CONDITIONS

     Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s that reached an annual peak of 445%, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts, civil unrest and for the past five years, expansion. From 1992 through 1997, Israel's GDP increased 6.6%, 3.5%, 6.8%, 7.1%, 4.4% and 2.1%, respectively. The Israeli government has, for these and other reasons, intervened in the economy by utilizing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and exchange rates. The Israeli government's monetary policy contributed to relative price and exchange rate stability during most of 1992 to 1997 despite fluctuating rates of economic growth and unemployment. The Israeli government periodically changes its policies in all these areas.

     Israel has high balance of payments deficit, primarily as a result of its defense burden, the absorption of immigrants, especially from the former Soviet Union, the provision of a minimum standard of living for lower income segments of the community and the maintenance of a minimum level of net foreign reserves. In order to finance this deficit, Israel must sustain an adequate inflow of capital from abroad. The main sources of the country's capital imports are U.S. military and economic aid, personal remittances from abroad, sales of Israeli government bonds (primarily in the United States) and loans from foreign governments, international institutions and the private sector.

ASSISTANCE FROM THE UNITED STATES

     The State of Israel receives significant amounts of economic and military assistance from the United States, averaging approximately $3 billion annually over the last several years. In addition, in 1992, the United States approved the issuance of up to $10 billion of loan guarantees during United States fiscal years 1993-1998 to help Israel absorb a large influx of new immigrants, primarily from the republics of the former Soviet Union. Under the loan guarantee program, Israel may issue up to $2 billion in principal amount of guaranteed loans each year, subject to reduction in certain circumstances. There is no assurance that foreign aid from the United States will continue at or near amounts received in the past. If the grants for economic and military assistance or the United States loan guarantees are eliminated or reduced significantly, the Israeli economy could suffer material adverse consequences.

TRADE AGREEMENTS

     Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is also a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

     Israel and the European Union concluded a Free Trade Agreement in July, 1975 which confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years.

     In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area ("FTA"). Under the FTA, most products received immediate duty-free status, and by 1995 all other tariffs and certain non-tariff barriers on most trade between the two countries were ultimately eliminated.

     On January 1, 1993, an agreement between Israel and the EFTA, which at present includes Norway, Switzerland, Iceland and Liechtenstein, established a free-trade zone between Israel and the EFTA nations.

     In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China and nations in Eastern Europe, with which Israel had not previously had such relations.

EMPLOYEES

     Most of HCL's employees are members of the Histadrut (the General Federation of Labor in Israel), and are represented by collective bargaining units. HCL is subject to various Israeli labor laws, collective bargaining agreements entered into from time to time between the Manufacturers Association (an employers' organization of which HCL is a member) and the Histadrut, collective bargaining agreements between the Histadrut and the Coordinating Bureau of Economic Organizations (a federation of employers' organizations which includes the Manufacturers Association) and specific collective agreements entered into from time to time by HCL, the Histadrut and the respective unions representing HCL's employees. Such laws and agreements cover a wide range of areas, including hiring practices, wages, promotions, employment conditions (such as working hours, overtime payment, vacations, sick leave and severance pay), benefits programs (such as pension plans and education funds) and special issues, such as equal pay for equal work, equal opportunity in employment and employment of women and youth. The collective agreements also cover the relations between management and the employees' representatives, including the unions' involvement in certain aspects of hiring and dismissing employees and procedures for settling labor disputes. Certain employees of HCL are covered by individual employment agreements.

     In addition to labor laws, labor relations at HCL are currently governed predominantly by a specific collective agreement ("SCA") for the three year period ending December 31, 1999, executed on March 10, 1997 following a major labor dispute. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Significant Developments -- Haifa Labor Dispute" and "Business -- Employees."

     Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the United States Social Security Administration. These contributions entitle the employees to receive a range of medical services and other benefits.

INVESTMENT INCENTIVES

     Certain of the Israeli production facilities of the Company have been granted Approved Enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"), and consequently may enjoy certain tax benefits and investment grants. Taxable income of HCL derived from these production facilities is subject to a lower rate of Company Tax than the normal rate applicable in Israel. Dividends distributed by HCL out of the same income are subject to lower rates of withholding tax than the rate normally applicable to dividends distributed by an Israeli company to a non-resident corporate shareholder. The grant available to newly approved Approved Enterprises was decreased throughout recent years. Certain of the Israeli production facilities of the Company further enjoyed accelerated depreciation under regulations extended from time to time and other deductions. There can be no assurance that the Company will, in the future, be eligible for or receive such or similar grants.

                                 LEGAL MATTERS


     The validity of the New Notes offered hereby is being passed upon for the Company by Rubin Baum Levin Constant & Friedman (a partnership which includes professional corporations), New York, New York.


                                    EXPERTS

     The consolidated financial statements of the Company and its subsidiaries, except Cedar and its subsidiaries, as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement. The consolidated financial statements of Cedar (a wholly-owned subsidiary of the Company) and its subsidiaries (consolidated with those of the Company), not separately presented in this Prospectus, have been audited by Price Waterhouse LLP, independent accountants, whose report thereon appears herein. Such consolidated financial statements of the Company and its subsidiaries and such consolidated financial statements of Cedar and its subsidiaries, to the extent they have been included in the consolidated financial statements of the Company and its subsidiaries, have been so included in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

     Consolidated Financial Statements of Trans-Resources, Inc. and Subsidiaries as of December 31, 1996 and 1997 and the years ended December 31, 1995, 1996 and 1997:

  Independent Auditors' Report................................   F-2
  Report of Independent Accountants...........................   F-3
  Consolidated Balance Sheets.................................   F-4
  Consolidated Statements of Operations.......................   F-5
  Consolidated Statements of Stockholder's Equity.............   F-6
  Consolidated Statements of Cash Flows.......................   F-7
  Notes to Consolidated Financial Statements..................   F-8

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Trans-Resources, Inc. New York, New York

     We have audited the accompanying consolidated financial statements of Trans-Resources, Inc. (a wholly-owned subsidiary of TPR Investment Associates, Inc.) and Subsidiaries as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Cedar Chemical Corporation, a wholly-owned subsidiary, which statements reflect total assets constituting 22 percent and 20 percent of consolidated total assets as of December 31, 1997 and 1996, respectively, and total revenues constituting 31 percent, 33 percent and 34 percent of consolidated total revenues for the years ended December 31, 1997, 1996 and 1995, respectively. Such financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Cedar Chemical Corporation, is based solely on the report of such other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based upon our audits and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Trans-Resources, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

February 25, 1998
(except as to Note G,
the date of which is March 16, 1998)
New York, New York

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Cedar Chemical Corporation:

     In our opinion, the consolidated balance sheets and the related consolidated statements of income and retained earnings and of cash flows (not presented separately herein) present fairly, in all material respects, the financial position of Cedar Chemical Corporation (a wholly-owned subsidiary of Trans-Resources, Inc.) and its subsidiaries ("Cedar") at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Cedar's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Memphis, Tennessee
January 30, 1998

                     TRANS-RESOURCES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1997

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 29,112    $ 19,757
  Accounts receivable.......................................    71,551      82,551
  Inventories...............................................  51,207..      60,126
  Other current assets......................................    24,664      33,578
  Prepaid expenses..........................................    14,635      16,122
                                                              --------    --------
          Total Current Assets..............................   191,169     212,134
PROPERTY, PLANT AND EQUIPMENT -- net........................   200,774     207,487
OTHER ASSETS................................................  34,688..      42,395
                                                              --------    --------
          Total.............................................  $426,631..  $462,016
                                                              ========    ========
LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt......................  $ 17,481    $ 13,080
  Short-term debt...........................................    15,348      36,580
  Accounts payable..........................................    38,033      58,662
  Accrued expenses and other current liabilities............    33,321      30,215
                                                              --------    --------
     Total Current Liabilities..............................   104,183     138,537
                                                              --------    --------
LONG-TERM DEBT -- net:
  Senior indebtedness, notes payable and other
     obligations............................................   152,539     154,726
  Senior subordinated debt -- net...........................   114,175     114,288
                                                              --------    --------
     Long-Term Debt -- net..................................   266,714     269,014
                                                              --------    --------
OTHER LIABILITIES...........................................    29,480      30,858
                                                              --------    --------
STOCKHOLDER'S EQUITY:
  Preferred stock, $1.00 par value, 100,000 shares
     authorized, issued and outstanding.....................     7,960       7,960
  Common stock, $.01 par value, 3,000 shares authorized,
     issued and outstanding.................................     --          --
  Additional paid-in capital................................     8,682       8,682
  Retained earnings.........................................     9,345       6,203
  Cumulative translation adjustment.........................      (367)        (67)
  Unrealized gain on marketable securities..................       634         829
                                                              --------    --------
     Total Stockholder's Equity.............................    26,254      23,607
                                                              --------    --------
          Total.............................................  $426,631    $462,016
                                                              ========    ========

                See notes to consolidated financial statements.

                     TRANS-RESOURCES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                            1995        1996        1997
                                                          --------    --------    --------
                                                                   (IN THOUSANDS)
REVENUES................................................  $385,564    $412,305    $376,531
OPERATING COSTS AND EXPENSES:
  Cost of goods sold....................................   323,126     343,930     305,588
  General and administrative............................    43,193      46,419      42,622
                                                          --------    --------    --------
OPERATING INCOME........................................    19,245      21,956      28,321
  Interest expense......................................   (34,498)    (32,195)    (29,475)
  Interest and other income--net........................     9,128      25,448       5,550
                                                          --------    --------    --------
INCOME (LOSS) BEFORE INCOME TAXES AND EXTRAORDINARY
  ITEM..................................................    (6,125)     15,209       4,396
INCOME TAX PROVISION....................................       733       4,016       2,952
                                                          --------    --------    --------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM.................    (6,858)     11,193       1,444
EXTRAORDINARY ITEM--Loss on repurchase of debt (no
  income tax benefit)...................................      (103)       (553)         --
                                                          --------    --------    --------
NET INCOME (LOSS).......................................  $ (6,961)   $ 10,640    $  1,444
                                                          ========    ========    ========

                See notes to consolidated financial statements.

                     TRANS-RESOURCES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                       ADDITIONAL              CUMULATIVE     UNREALIZED
                                  PREFERRED   COMMON    PAID-IN     RETAINED   TRANSLATION    GAIN (LOSS)
                                    STOCK     STOCK     CAPITAL     EARNINGS   ADJUSTMENT    ON SECURITIES    TOTAL
                                  ---------   ------   ----------   --------   -----------   -------------    -----
                                                                    (IN THOUSANDS)
BALANCE, JANUARY 1, 1995.........  $7,960      -$-       $  505     $13,432       $(360)         $(987)      $20,550
  Net loss.......................                                    (6,961)                                  (6,961)
  Dividends:
     Common stock................                                      (856)                                    (856)
     Preferred stock.............                                      (851)                                    (851)
  Capital contribution by parent
     company upon assumption of
     9 1/2% junior subordinated
     debentures..................                         8,177                                                8,177
  Net change during year.........                                                  (234)           850           616
                                   ------       --       ------     -------       -----          -----       -------
BALANCE, DECEMBER 31, 1995.......   7,960      --         8,682       4,764        (594)          (137)       20,675
  Net income.....................                                    10,640                                   10,640
  Dividends:
     Common stock................                                    (5,208)                                  (5,208)
     Preferred stock.............                                      (851)                                    (851)
  Net change during year.........                                                   227            771           998
                                   ------       --       ------     -------       -----          -----       -------
BALANCE, DECEMBER 31, 1996.......   7,960      --         8,682       9,345        (367)           634        26,254
  Net income.....................                                     1,444                                    1,444
  Dividends:
     Common stock................                                    (3,736)                                  (3,736)
     Preferred stock.............                                      (850)                                    (850)
  Net change during year.........                                                   300            195           495
                                   ------       --       ------     -------       -----          -----       -------
BALANCE, DECEMBER 31, 1997.......  $7,960       $--      $8,682     $ 6,203       $ (67)         $ 829       $23,607
                                   ======       ==       ======     =======       =====          =====       =======

                See notes to consolidated financial statements.

                     TRANS-RESOURCES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                          1995         1996         1997
                                                          ----         ----         ----
                                                                  (IN THOUSANDS)
OPERATING ACTIVITIES AND WORKING CAPITAL MANAGEMENT:
  Operations:
     Net income (loss)................................  $  (6,961)   $  10,640    $  1,444
     Items not requiring (providing) cash:
       Depreciation and amortization..................     22,409       22,689      22,099
       Increase (decrease) in other liabilities.......        (37)         236      (1,043)
       Deferred taxes and other--net, including gain
          on sale of potash operations in 1996........        688      (22,488)        281
                                                        ---------    ---------    --------
          Total.......................................     16,099       11,077      22,781
  Working capital management:
       Accounts receivable and other current assets...     15,585       (3,912)    (20,153)
       Inventories....................................    (11,274)       5,603      (8,919)
       Prepaid expenses...............................       (443)         469      (1,487)
       Accounts payable...............................     (7,753)     (11,239)     20,629
       Accrued expenses and other current
          liabilities.................................    (10,381)       1,360      (3,106)
                                                        ---------    ---------    --------
       Cash provided by operations and working capital
          management..................................      1,833        3,358       9,745
                                                        ---------    ---------    --------
INVESTMENT ACTIVITIES:
  Additions to property, plant and equipment..........    (35,661)     (13,570)    (26,862)
  Sales of marketable securities and short-term
     investments, including in 1995 liquidation of
     CD's securing a bank loan........................    132,260        1,965       7,982
  Purchases of marketable securities and short-term
     investments......................................     (4,371)      (9,432)     (7,743)
  Other--net, including proceeds from sale of potash
     operations in 1996...............................     (7,441)      56,376      (6,909)
                                                        ---------    ---------    --------
       Cash provided by (used in) investment
          activities..................................     84,787       35,339     (33,532)
                                                        ---------    ---------    --------
FINANCING ACTIVITIES:
  Increase in long-term debt..........................    101,616       44,168      12,000
  Repurchases, payments and current maturities of
     long-term debt...................................   (141,452)     (89,769)    (14,214)
  Increase (decrease) in short-term debt..............    (27,776)       9,203      21,232
  Dividends to stockholders...........................     (1,707)      (6,059)     (4,586)
                                                        ---------    ---------    --------
       Cash provided by (used in) financing
          activities..................................    (69,319)     (42,457)     14,432
                                                        ---------    ---------    --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS......     17,301       (3,760)     (9,355)
CASH AND CASH EQUIVALENTS:
  Beginning of year...................................     15,571       32,872      29,112
                                                        ---------    ---------    --------
  End of year.........................................  $  32,872    $  29,112    $ 19,757
                                                        =========    =========    ========

                See notes to consolidated financial statements.

                     TRANS-RESOURCES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.  SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation and Basis of Presentation

     The consolidated financial statements of Trans-Resources, Inc. ("TRI"), include TRI and its direct and indirect wholly-owned subsidiaries, after elimination of intercompany accounts and transactions. TRI's principal subsidiaries are Cedar Chemical Corporation ("Cedar"), and Cedar's two wholly-owned subsidiaries, NMPC, Inc. (name changed from New Mexico Potash Corporation upon completion of the sale of its potash operations in August, 1996; "NMPC"); and Vicksburg Chemical Company ("Vicksburg"); EDP, Inc. (name changed from Eddy Potash, Inc. upon completion of the sale of its potash operations in August, 1996; "EDP"); Na-Churs Plant Food Company ("Na-Churs"); and Haifa Chemicals Ltd. ("HCL") and HCL's wholly-owned subsidiary, Haifa Chemicals South, Ltd. ("HCSL"). TRI is a wholly-owned subsidiary of TPR Investment Associates, Inc. ("TPR"). As used herein, the term "the Company" means TRI together with its direct and indirect subsidiaries.

     On August 16, 1996 NMPC and EDP sold their potash producing assets for an aggregate consideration of $56,154,000, including a payment for working capital of $11,154,000, and the assumption of specified liabilities (but excluding, among other things, certain antitrust litigation -- see "Business -- Legal Proceedings"). The sale of the Company's potash operations resulted in a pre-tax gain, after considering certain costs relating thereto, of $22,579,000. Such gain is included in "Interest and other income -- net" in the accompanying Consolidated Statements of Operations (see Note K).

     During the years ended December 31, 1995 and 1996, the potash operations contributed approximately $54,000,000 (14%) and $35,000,000 (9%), respectively, to the Company's consolidated revenues, after eliminating intercompany sales.

     Approximately 50% of the aggregate sales proceeds were applied to prepay debt secured by the assets of NMPC or EDP. In connection with the sale, Vicksburg entered into a five year potash supply agreement, at prevailing market rates during the period (subject to certain adjustments), with the buyer.

     Substantially all of the companies' revenues, operating profits and identifiable assets are related to the chemical industry. The Company is a global developer, producer and marketer of specialty plant nutrients and specialty industrial and agricultural chemicals and distributes its products internationally.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the estimates used are reasonable.

                     TRANS-RESOURCES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Operating Data

     The Company's revenues by region for the years ended December 31, 1995, 1996 and 1997 are set forth below:

                                                      1995    1996    1997
                                                      ----    ----    ----
                                                         (IN MILLIONS)
Europe..............................................  $146    $160    $148
United States.......................................   136     145     128
Asia................................................    34      37      29
Canada and Latin America............................    22      24      22
Israel..............................................    21      23      19
Australia...........................................     6       6       6
Africa and other....................................    21      17      25
                                                      ----    ----    ----
          Total.....................................  $386    $412    $377
                                                      ====    ====    ====

     As of December 31, 1996 and 1997, the Company's assets were located in the United States (36% and 37%, respectively) and abroad (principally Israel) (64% and 63%, respectively). The Company has no single customer accounting for more than 10% of its revenues.

     HCL leases land and buildings from Oil Refineries Ltd. ("ORL"), a corporation which is majority-owned by the Israeli Government. The leases expire at various dates, principally in the years 2015 and 2016. HCL also has a lease from ORL of a pipeline which transports ammonia from the port in Haifa to HCL's plant. HCSL leases its land from the Israeli government under a 49 year lease which commenced in 1994.

     HCL obtains its major raw materials, potash and phosphate rock, in Israel. Potash is purchased solely from Dead Sea Works, Ltd. ("DSW") in accordance with two supply contracts which expire in 1999 and 2005. HCL currently sources phosphate rock from Rotem Amfert Negev Ltd. ("Rotem") according to the terms of a variable price contract which expired in 1996, which is currently being renegotiated. DSW and Rotem are subsidiaries of Israel Chemicals Ltd., a large Israeli chemical company, and are the sole suppliers in Israel of potash and phosphate rock, respectively. While management views its current relationships with both of its principal suppliers to be good, the loss of supply from either of these sources could have a material adverse effect on the Company.

     Functional Currency and Transaction Gains and Losses

     Approximately 90% of HCL's sales are made outside of Israel in various currencies, of which approximately 40% are in U.S. dollars, with the remainder principally in Western European currencies. Accordingly, to the extent the U.S. dollar weakens or strengthens versus the applicable corresponding currency, HCL's results are favorably or unfavorably affected. In order to mitigate the impact of currency fluctuations against the U.S. dollar, the Company has a policy of hedging a significant portion of its foreign sales denominated in Western European currencies by entering into forward exchange contracts. A portion of these contracts qualify as hedges pursuant to Statement of Financial Accounting Standards No. 52 and, accordingly, unrealized gains and losses arising therefrom are deferred and accounted for in the subsequent year as part of sales. Unrealized gains and losses for the remainder of the forward exchange contracts are recognized in operations currently. At December 31, 1996 and 1997, there were outstanding contracts to purchase $53 million and $27 million, respectively, in various European currencies, principally Deutsche Marks and Italian Lira in 1996 and British Pounds and Spanish Pesetas in 1997. In addition, at December 31, 1996 there were outstanding contracts to purchase 26 million Deutsche Marks and to sell a correspond-

                     TRANS-RESOURCES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

ing aggregate amount of Italian Lira and Spanish Pesetas. No gains or losses were deferred at December 31, 1996 and 1997 for foreign exchange contracts which qualify as hedges.

     If the Company had not followed such a policy of entering into forward exchange contracts in order to hedge its foreign sales, and instead recognized income based on the then prevailing foreign currency rates, the Company's operating income for the years ended December 31, 1995, 1996 and 1997 would have increased (decreased) by $16,600,000, ($6,900,000) and ($7,000,000), respectively, and income before income taxes would have increased (decreased) by approximately $11,200,000, ($5,300,000) and ($7,000,000), respectively.

     The Company determines when to enter into hedging transactions based on its ongoing review of the currency markets. The principal purpose of the Company's hedging program (which is for other than trading purposes) is to mitigate the impact of fluctuations against the U.S. dollar, as well as to protect against significant adverse changes in exchange rates. Accordingly, the gains and losses recognized relating to the hedging program in any particular period and the impact on revenues had the Company not had such a program are not necessarily indicative of its effectiveness.

     Raw materials purchased in Israel are mainly quoted at prices linked to the U.S. dollar. The U.S. dollar is the functional currency and accordingly the financial statements of HCL are prepared, and the books and records of HCL (except for a subsidiary described below) are maintained, in U.S. dollars.

     The assets, liabilities and operations of one of HCL's foreign subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates. Assets and liabilities are translated at the exchange rate as of the balance sheet date. Revenues, expenses, gains and losses are translated at the weighted average exchange rate for the period. Translation adjustments, resulting from the process of translating such subsidiary's financial statements from its currency into U.S. dollars, are recorded as a separate component of stockholder's equity.

     Inventories

     Inventories are carried at the lower of cost or market. Cost is determined on the first-in, first-out method.

     Property, Plant and Equipment

     Property, plant and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is recorded under the straight-line method at generally the following annual rates:

Buildings......................................    3 -- 8%
Machinery, plant and equipment.................    5 -- 25%
Office furniture and equipment.................    6 -- 20%

     Expenditures for maintenance and repairs are charged to expense as incurred. Investment grants from the Israeli Government are initially recorded as a reduction of the capitalized asset and are recognized in income over the estimated useful life of the respective asset. HCL recorded investment grants for the years ended December 31, 1995, 1996 and 1997 amounting to $995,000, $248,000 and $1,646,000, respectively.

     Investments In Marketable Securities and Other Short-Term Investments

     In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), the Company classifies its equity

                     TRANS-RESOURCES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

and fixed maturity securities as available-for-sale and reports such securities at fair value, with unrealized gains and losses recorded as a separate component of stockholder's equity.

     Income Taxes

     The Company is included in the consolidated Federal income tax return of TPR. Under the tax allocation agreement with TPR, the annual current Federal income tax liability for the Company and each of its domestic subsidiaries reporting profits is determined as if such entity had filed a separate Federal income tax return; no tax benefits are given for companies reporting losses. However, TPR may, at its discretion, allow tax benefits for such losses.

     For purposes of the consolidated financial statements, taxes on income have been computed as if the Company and its domestic subsidiaries filed its own consolidated Federal income tax return without regard to the tax allocation agreement. Payments to TPR, if any, representing the excess of amounts determined under the tax allocation agreement over amounts determined for the purposes of consolidated financial statements are charged to retained earnings. During the three years in the period ended December 31, 1997, TPR did not require payment of amounts different from that which was computed as if the Company and its consolidated subsidiaries filed its own consolidated income tax returns.

     The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates that are expected to be in effect when the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

     Environmental Costs

     Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations (including fines levied under environmental laws, reclamation costs and litigation costs), and which do not contribute to current or future revenue generation ("environmental clean-up costs"), are expensed. Such environmental clean-up costs do not encompass ongoing operating costs relating to compliance with environmental laws, including disposal of waste. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, the cost can be reasonably estimated and the Company's responsibility is established. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a formal plan of action. Accruals relating to costs to be incurred, if any, at the end of the useful life of equipment, facilities or other assets are made over the useful life of the respective assets.

     During 1995, 1996 and 1997 the Company incurred environmental clean-up costs of approximately $300,000, $300,000 and $400,000, respectively. In addition, at both December 31, 1996 and 1997, the Company has accrued approximately $1,600,000 related to the estimated costs to be incurred for various environmental liabilities.

     In October, 1996 the AICPA Accounting Standards Executive Committee issued Statement of Position 96-1, "Environmental Remediation Liabilities", which required adoption in 1997. The adoption of this pronouncement did not have a material effect on the Company's consolidated financial condition or results of operations.

                     TRANS-RESOURCES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Research and Development Costs

     Research and development costs are charged to expense as incurred and amounted to $3,158,000, $2,693,000 and $2,421,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

     Risk Management Derivatives

     Amounts receivable or payable under interest rate swap agreements are recognized as interest expense.

     Long-Lived Assets

     Management evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that a recorded asset might not be recoverable by taking into consideration such factors as recent operating results, projected undiscounted cash flows and plans for future operations. At December 31, 1996 and 1997 there were no impairments of the Company's assets.

     Cash and Cash Equivalents

     Investments with original maturities of three months or less are classified as cash equivalents by the Company.

     Concentration of Credit Risk

     The Company believes no significant concentration of credit risk exists with respect to investments and accounts receivable. The Company places its cash investments with high quality financial institutions, and the Company's receivables are diversified across a diverse customer base and geographical regions.

     Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), and SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 131 establishes standards for reporting financial and descriptive information for reportable segments on the same basis that is used internally for evaluating segment performance and the allocation of resources to segments. The Company is evaluating the effect, if any, of SFAS 131, on its operating segment reporting disclosure. SFAS 130 establishes standards for presenting certain items that are excluded from net income and reported as components of stockholders' equity, such as foreign currency translation. These statements are effective for fiscal years beginning after December 15, 1997. The adoption of these statements will not have a material effect on the Company's results of operations or financial position.

     Reclassifications

     Certain prior year amounts have been reclassified to conform to the manner of presentation in the current year.

                     TRANS-RESOURCES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

B.  OTHER CURRENT ASSETS AND INVESTMENT IN LASER INDUSTRIES LIMITED

     Other Current Assets

     Other current assets consist of the following at December 31, 1996 and 1997:

                                                          1996       1997
                                                         -------    -------
                                                           (IN THOUSANDS)
Marketable securities (carried at market)..............  $ 8,557    $ 6,523
Miscellaneous receivables, other securities, deferred
  income taxes, etc....................................   16,107     27,055
                                                         -------    -------
          Total........................................  $24,664    $33,578
                                                         =======    =======

     The Company classifies all of its marketable securities (including U.S. Government obligations) as available-for-sale securities as of December 31, 1996 and 1997:

                                                      GROSS         GROSS       ESTIMATED
                                                    UNREALIZED    UNREALIZED      FAIR
                                           COST       GAINS         LOSSES        VALUE
                                          ------    ----------    ----------    ---------
                                                          (IN THOUSANDS)
December 31, 1996
----------------------
Foreign Government obligations........    $1,005      $   --         $ 10        $  995
Other debt securities.................       432          41           --           473
                                          ------      ------         ----        ------
          Total debt securities.......     1,437          41           10         1,468
                                          ------      ------         ----        ------
Common stocks and mutual funds
  investing primarily therein.........     6,099         505           --         6,604
Preferred stocks......................       387          98           --           485
                                          ------      ------         ----        ------
          Total equity securities.....     6,486         603           --         7,089
                                          ------      ------         ----        ------
          Total.......................    $7,923      $  644         $ 10        $8,557
                                          ======      ======         ====        ======
December 31, 1997
----------------------
Foreign Government obligations........    $  866      $   --         $ 17        $  849
Other debt securities.................       492          29           --           521
                                          ------      ------         ----        ------
          Total debt securities.......     1,358          29           17         1,370
                                          ------      ------         ----        ------
Common stocks and mutual funds
  investing primarily therein.........     4,383       1,009          239         5,153
Preferred stocks......................        --          --           --            --
                                          ------      ------         ----        ------
          Total equity securities.....     4,383       1,009          239         5,153
                                          ------      ------         ----        ------
          Total.......................    $5,741      $1,038         $256        $6,523
                                          ======      ======         ====        ======

     The cost and estimated fair value of debt securities at December 31, 1997, by contractual maturity, are as follows:

                                                                        ESTIMATED
                                                               COST     FAIR VALUE
                                                              ------    ----------
                                                                 (IN THOUSANDS)
Due in one year or less.....................................  $  408      $  407
Due after one year through three years......................     592         576
Due after three years.......................................     358         387
                                                              ------      ------
          Total.............................................  $1,358      $1,370
                                                              ======      ======

                     TRANS-RESOURCES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     During 1995, the gross realized gains on sales of securities totaled approximately $555,000 and the gross realized losses totaled approximately $968,000; during 1996, the gross realized gains on sales of securities totaled approximately $411,000 and the gross realized losses totaled approximately $70,000; during 1997 the gross realized gains on sales of securities totaled approximately $3,052,000 and the gross realized losses totaled approximately $339,000 (see Note K).

     Investment in Laser Industries Limited ("Laser")

     On November 9, 1997, Laser, a publicly traded manufacturer of lasers for medical use in which the Company had an ownership interest accounted for by the equity method, and ESC Medical Systems Ltd. ("ESC"), signed a definitive agreement (the "Agreement") to combine the two companies through an exchange of shares. The transaction closed on February 23, 1998. The Company's ability to sell the ESC shares it will receive pursuant to the combination will be governed by securities law volume restrictions.

     As of December 31, 1997, the Company carried its investment in the Laser shares at approximately $9,100,000, which amount is included in the caption "other assets" in the accompanying Consolidated Balance Sheet. Based on the quoted market value of the ESC shares ($35.00 per share) as of February 20, 1998, the last day of trading before the combination, the Company will recognize an after-tax gain of approximately $22,400,000 which will be recorded during the first quarter of 1998.

     In addition to the ownership of the Laser shares described above, the Company also owned a warrant (the "Laser Warrant") which enabled the Company to purchase additional Laser shares. The Laser Warrant, which had a carrying value of $750,000, was distributed to TPR as a dividend in February 1998 prior to Laser's combination with ESC.

     During the years ended December 31, 1995, 1996 and 1997, the Company recorded equity in Laser's earnings (losses), inclusive of goodwill amortization, of ($478,000), $2,280,000 and $1,558,000, respectively. Such amounts are included in "Interest and other income-net" in the accompanying Consolidated Statements of Operations (see Note K).

     ESC develops, manufactures and markets medical devices utilizing both state-of-the-art lasers and proprietary intense pulsed light source technology for non-invasive treatment of varicose veins and other benign vascular lesions, as well as for hair removal, skin cancer, skin rejuvenation and other clinical applications. ESC shares are traded in the United States on the NASDAQ National Market System. The Company's investment in ESC will be accounted for pursuant to SFAS 115.

C.  INVENTORIES

     Inventories consist of the following at December 31, 1996 and 1997:

                                                          1996       1997
                                                         -------    -------
                                                           (IN THOUSANDS)
Raw materials..........................................  $17,589    $13,362
Finished goods.........................................   33,618     46,764
                                                         -------    -------
          Total........................................  $51,207    $60,126
                                                         =======    =======

                     TRANS-RESOURCES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

D.  PROPERTY, PLANT AND EQUIPMENT--NET

     Property, plant and equipment at December 31, 1996 and 1997 consists of the following:

                                                         1996        1997
                                                       --------    --------
                                                          (IN THOUSANDS)
Land.................................................  $  4,272    $  4,272
Buildings............................................    22,178      22,416
Machinery, plant and equipment.......................   262,763     279,734
Office furniture, equipment and water rights.........     8,731       9,714
Construction-in-progress.............................    13,927      20,339
                                                       --------    --------
  Total, at cost.....................................   311,871     336,475
Less accumulated depreciation and amortization.......   111,097     128,988
                                                       --------    --------
  Property, plant and equipment--net.................  $200,774    $207,487
                                                       ========    ========

     The Company capitalized interest costs aggregating $953,000, $0 and $35,000 during the years ended December 31, 1995, 1996 and 1997, respectively, with respect to several construction projects. Certain property, plant and equipment has been pledged as collateral for long-term debt (see Note G).

     On February 7, 1994, the smaller of HCL's two potassium nitrate production units was damaged by a fire, causing a temporary reduction of the Company's potassium nitrate production capacity. The Company completed the replacement of the damaged unit during 1995. The impact of the loss of the facility, including the effect of business interruption, was substantially covered by insurance. The insurance proceeds relating to the property damage was for replacement value, which was greater than the recorded carrying value of the damaged assets. Accordingly, during the year ended December 31, 1995 HCL recorded a pre-tax gain of approximately $1,700,000, (which amount was the residual adjustment over and above the initial gain recorded in 1994). Such pre-tax gain is included in the caption "Interest and other income-net" in the accompanying Consolidated Statements of Operations (see Note K).

E.  SHORT-TERM DEBT AND UNUSED CREDIT LINES

     The weighted average interest rates for short-term debt outstanding at December 31, 1996 and 1997 were 5.9% and 6.4%, respectively.

     As of December 31, 1997, the Company and its subsidiaries have unused revolving loan commitments and other credit lines from banks aggregating approximately $72,000,000.

F.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     Accrued expenses and other current liabilities consist of the following at December 31, 1996 and 1997:

                                                          1996       1997
                                                         -------    -------
                                                           (IN THOUSANDS)
Compensation and payroll taxes.........................  $ 9,241    $ 7,104
Interest...............................................   10,229     10,455
Income taxes...........................................      840        607
Other..................................................   13,011     12,049
                                                         -------    -------
          Total........................................  $33,321    $30,215
                                                         =======    =======

                     TRANS-RESOURCES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

G.  LONG-TERM DEBT -- NET

     Long-term debt consists of the following at December 31, 1996 and 1997:

                                                             PAYABLE
DESCRIPTION                                 INTEREST RATE*   THROUGH     1996       1997
-----------                                 --------------   -------   --------   --------
                                                                         (IN THOUSANDS)
TRI:
Bank loans(1).............................     Various        2004     $  --      $  3,000
$115,000,000 principal amount of 11.875%
  Senior subordinated notes, net of
  unamortized debt discount of $825,000
  and $712,000 (effective interest rate of
  12.1%)(2)...............................      11.875%       2002      114,175    114,288
Subsidiaries:
Bank loans and other financing............     Various        2020      170,020    164,806
                                                                       --------   --------
  Total...................................                              284,195    282,094
  Less current portion....................                               17,481     13,080
                                                                       --------   --------
  Long-term debt -- net...................                             $266,714   $269,014
                                                                       ========   ========

---------------
* As prevailing on respective balance sheet dates. Such rates (other than the subordinated debt) generally "float" according to changes in the Prime or LIBOR rates. At December 31, 1997 such rates were approximately 8.25% and 5.80%, respectively.

1. As of December 29, 1995, the Company entered into a Loan Agreement with a bank for borrowings upon the Company's request prior to December 29, 1998 in the aggregate principal amount not to exceed $40,000,000. The loan matures on December 29, 2004. The Company pledged all of the capital stock of HCL to secure its obligations under the Loan Agreement.

2. The 11 7/8% senior subordinated notes (the "11 7/8% Notes") mature July 1, 2002 and are redeemable at the option of the Company at any time after July 1, 1998 at stipulated redemption prices. There are no mandatory sinking fund requirements. On March 11, 1998, the Company commenced the sale in a private placement of $100,000,000 principal amount of 10 3/4% Senior Notes due 2008 (the "Senior Notes") and $135,000,000 principal amount of 12% Senior Discount Notes due 2008 to provide gross proceeds to the Company of approximately $75,400,000 (the "Senior Discount Notes"). The sale of the Senior Notes and the Senior Discount Notes closed on March 16, 1998. A substantial portion (approximately $118,000,000) of the net proceeds from the sale was used to purchase (pursuant to a tender offer) approximately $110,000,000 principal amount of the 11 7/8% Notes (the "Refinancing"), resulting in an extraordinary charge for the early extinguishment of debt of approximately $10,900,000 (no tax effect) which will be recorded in the first quarter of 1998.

     The Senior Notes and the Senior Discount Notes are unsecured obligations of the Company and are pari passu in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company and senior in right to payment of all subordinated indebtedness of the Company. Interest on the Senior Notes is payable semi-annually. Interest on the Senior Discount Notes will accrue and compound semi-annually but will not be payable until 2003, after which interest will be payable semi-annually.

     The Company intends to use the balance of the proceeds from the sale of the Senior Notes and Senior Discount Notes for working capital, general corporate purposes, and the repayment of $13,900,000 of borrowings (of which $10,900,000 was borrowed subsequent to December 31, 1997, of which $9,000,000 was dividended to TPR) under the Loan Agreement discussed above.

                     TRANS-RESOURCES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

------------------------

     On November 28, 1986, the Company issued junior subordinated debentures (the "9.5% Debentures") in the aggregate principal amount of $9,000,000, with interest payable quarterly. The 9.5% Debentures were initially recorded at $6,700,000, the estimated value on the date of issue, and were scheduled to mature in 1998.

     During 1991, the Company's then outstanding redeemable preferred stock was converted into another $9,000,000 principal amount of the Company's 9.5% Debentures. Subsequently, during 1991, the then holder of this $9,000,000 principal amount of 9.5% Debentures agreed to extend the maturity date of such principal amount by seven years to the year 2005. The carrying value of the 9.5% Debentures issued upon conversion of the redeemable preferred stock was equivalent to the previous carrying value of the preferred stock. During 1994, as a result of the settlement of certain litigation with a former indirect stockholder and director of the Company, TPR acquired the 9.5% Debentures then held by the wife of such stockholder. Upon TPR's acquisition of such 9.5% Debentures, TPR exchanged these 9.5% Debentures for a new Company preferred stock (see Note L). Also as part of the settlement of such litigation, TPR assumed a $4,000,000 obligation that was previously owed to the Company by the wife of the former indirect stockholder and director. Such obligation, which is included in "other assets" in the accompanying Consolidated Balance Sheets, bears interest at the rate of 8.75% per year and is due in the year 2005.

     During 1995, TPR assumed the Company's obligation for the remaining outstanding 9.5% Debentures and the Company's liability thereon was extinguished. The Company recorded such assumed obligation as an $8,177,000 capital contribution by TPR, the amount equivalent to the then net carrying value of the 9.5% Debentures.

     Certain of the Company's and its subsidiaries' loan agreements and its Indentures require the Company and/or the respective subsidiary to, among other things, maintain various financial ratios including minimum net worth, ratios of debt to net worth, interest and fixed charge coverage tests and current ratios. In addition, there are certain limitations on the Company's ability make certain Restricted Payments and Restricted Investments (each as defined), etc. In the event of a Change in Control (as defined), the Company is required to offer to purchase all the Senior Notes and Senior Discount Notes as well as to repay certain bank loans. Certain of the respective instruments also limit the payment of dividends, capital expenditures and the incurring of additional debt and liens by both the Company and its subsidiaries. As of December 31, 1997, the Company and its subsidiaries are in compliance with the covenants of each of the respective loan agreements and the Indenture then in effect.

     The aggregate maturities of long-term debt at December 31, 1997 (after giving effect to the Refinancing of the 11 7/8% Notes) are set forth below.

                 YEARS ENDING
                 DECEMBER 31,
                 ------------                   (IN THOUSANDS)
   1998.......................................     $ 13,080
   1999.......................................       15,433
   2000.......................................       13,685
   2001.......................................       13,840
   2002.......................................       38,081
   Thereafter.................................      187,975
                                                   --------
             Total............................     $282,094
                                                   ========

     Substantially all of the assets of HCL and HCSL are subject to security interests in favor of the State of Israel and/or banks. In addition, substantially all of the assets of the Company's United States subsidiaries are subject to security interests in favor of banks pursuant to loan agreements. The capital stock of HCL and Cedar have also been pledged to the banks pursuant to these

                     TRANS-RESOURCES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

agreements. The Company's common stock is pledged to secure the repayment obligations of TPR under a note issued by it to a former indirect shareholder of the Company.

     During 1995 and 1996, the Company acquired $3,250,000 and $19,122,000, respectively, principal amount of its senior subordinated reset notes (the "Reset Notes") prior to their scheduled maturity of September 1, 1996. In connection with such acquisitions of the Reset Notes, the Company has recorded extraordinary losses of $103,000 and $553,000, respectively. Such losses had no current tax benefit.

     Interest paid, net of capitalized interest, totaled $33,445,000, $31,672,000 and $28,193,000 for the years ended December 31, 1995, 1996 and
1997, respectively.

H.  OTHER LIABILITIES

     Under Israeli law and labor agreements, HCL is required to make severance and pension payments to dismissed employees and to employees leaving employment in certain other circumstances. These liabilities are covered by regular deposits to various severance pay funds and by payment of premiums to an insurance company for officers and non-factory personnel under approved plans. "Other liabilities" in the Consolidated Balance Sheets as of December 31, 1996 and 1997 include accruals of $2,731,000 and $1,653,000, respectively, for the estimated unfunded liability of complete severance of all HCL employees. Costs incurred were approximately $2,060,000, $2,629,000 and $1,912,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

     No information is available regarding the actuarial present value of HCL's pension plans and the plans' net assets available for benefits, as these plans are multi-employer, external and independent of HCL.

     Cedar has a defined benefit pension plan which covers all of the full-time employees of Cedar and Vicksburg. Funding of the plan is made through payment to various funds managed by a third party and is in accordance with the funding requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Cedar's net pension cost for the years ended December 31, 1995, 1996 and 1997 included the following benefit and cost components:

                                                         1995      1996      1997
                                                         -----    ------    -------
                                                               (IN THOUSANDS)
Service cost...........................................  $ 603    $  796    $   819
Interest cost..........................................    844     1,014      1,133
Amortization of unrecognized prior service cost........    109       109        109
Actual return on plan assets...........................   (793)     (904)    (1,091)
Amortization of unrecognized net transition
  obligation...........................................     59        59         59
                                                         -----    ------    -------
          Net pension cost.............................  $ 822    $1,074    $ 1,029
                                                         =====    ======    =======

                     TRANS-RESOURCES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The funded status and the amounts recognized in the Company's December 31, 1996 and 1997 Consolidated Balance Sheets for Cedar's benefit plan was as follows:

                                                               1996       1997
                                                              -------    -------
                                                                (IN THOUSANDS)
Plan assets at market value.................................  $12,157    $14,239
Actuarial present value of projected benefit obligation.....   15,140     18,215
                                                              -------    -------
Funding status..............................................   (2,983)    (3,976)
Unrecognized net transition obligation......................      293        234
Unrecognized prior service cost.............................      843        734
Unrecognized net loss.......................................    1,754      2,418
                                                              -------    -------
Prepaid (accrued) pension cost..............................  $   (93)   $  (590)
                                                              =======    =======

     At December 31, 1996 and 1997 the actuarial present value of Cedar's vested benefit obligation was $10,666,000 and $12,865,000 and the accumulated benefit obligation was $11,304,000 and $13,614,000, respectively.

     Actuarial assumptions used at December 31, 1996 and 1997 were as follows:

                                                              1996    1997
                                                              ----    ----
Discount rate -- projected benefit obligation...............  7.5%    7.0%
Rate of increase in compensation levels.....................  5.0%    5.0%
Expected long-term rate of return on assets.................  9.0%    9.0%

     The unrecognized net transition obligation is being amortized on a straight-line basis over fifteen years beginning January 1, 1987.

     Certain of the Company's United States subsidiaries have profit sharing thrift plans designed to conform to Internal Revenue Code Section 401(k) and to the requirements of ERISA. The plans, which cover all full-time employees (and one of which includes Company headquarters employees), allow participants to contribute as much as 15% of their annual compensation, up to a maximum permitted by law, through salary reductions. The companies' contributions to the plans are based on a percentage of the participant's contributions, and the companies may make additional contributions to the plans at the discretion of their respective Boards of Directors. The contribution expense relating to the profit sharing thrift plans totaled $559,000, $505,000 and $202,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

                     TRANS-RESOURCES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

I.  OPERATING LEASES

     The Company and its subsidiaries are obligated under non-cancelable operating leases covering principally land, office facilities and equipment. At December 31, 1997, minimum annual rental commitments under these leases are:

                 YEARS ENDING
                 DECEMBER 31,
                 ------------                   (IN THOUSANDS)
   1998.......................................     $ 3,664
   1999.......................................       2,544
   2000.......................................       1,589
   2001.......................................       1,099
   2002.......................................       1,041
   Thereafter.................................       8,360
                                                   -------
             Total............................     $18,297
                                                   =======

     Rent expense for 1995, 1996 and 1997 was $5,308,000, $4,683,000 and
$4,489,000, respectively, covering land, office facilities and equipment.

J.  INCOME TAXES

     The Company's income tax provision for the years ended December 31, 1995, 1996 and 1997 consist of the following:

                                                          1995      1996      1997
                                                          -----    ------    ------
                                                               (IN THOUSANDS)
Current expense (benefit):
  Federal...............................................  $--      $ --      $ --
  Foreign...............................................   (364)    3,146       652
  State.................................................    392      (121)      570
                                                          -----    ------    ------
          Total current.................................     28     3,025     1,222
                                                          -----    ------    ------
Deferred expense:
  Foreign...............................................    507       385     1,647
  State.................................................    198       606        83
                                                          -----    ------    ------
          Total deferred................................    705       991     1,730
                                                          -----    ------    ------
          Total.........................................  $ 733    $4,016    $2,952
                                                          =====    ======    ======

     The provision for income taxes for the years ended December 31, 1995, 1996 and 1997 amounted to $733,000, $4,016,000 and $2,952,000, respectively, representing effective income tax rates of 12.0%, 26.4% and 67.2%, respectively. These amounts differ from the amounts of ($2,144,000), $5,323,000 and $1,539,000, respectively, computed by applying the statutory Federal

                     TRANS-RESOURCES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

income tax rates to income (loss) before income taxes and extraordinary item. The reasons for such variances from statutory rates were as follows:

                                                             1995     1996     1997
                                                             -----    -----    -----
Statutory Federal rates....................................  (35.0)%   35.0%    35.0%
Increase (decrease) in income tax rate resulting from:
  Israeli operations -- net impact of Israeli statutory
     rate, effects of "inflation allowances", withholding
     taxes, etc............................................  (53.5)     0.5    (33.9)
  Net losses without current tax benefit and other.........   96.1     13.4     56.5
  Utilization of capital loss carryforwards................   --      (22.6)    --
  Additional depletion expense.............................   (1.9)    (2.0)    --
  State and local income taxes -- net......................    6.3      2.1      9.6
                                                             -----    -----    -----
Effective income tax rates.................................   12.0%    26.4%    67.2%
                                                             =====    =====    =====

     At December 31, 1996 and 1997, deferred tax assets (liabilities) consisted of the following:

                                                                1996        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
Depreciation and property and equipment basis differences...  $(29,981)   $(33,534)
Nondeductible reserves......................................     5,695       4,582
Net operating loss carryforwards............................    20,244      28,744
Foreign tax credit carryovers...............................     4,753       5,427
Alternative minimum tax credit carryovers...................     5,401       5,401
Investment tax credit carryovers............................       200         200
Other.......................................................     1,320         392
                                                              --------    --------
Deferred taxes -- net, exclusive of valuation allowance.....     7,632      11,212
Valuation allowance.........................................   (28,384)    (33,694)
                                                              --------    --------
Deferred taxes -- net.......................................  $(20,752)   $(22,482)
                                                              ========    ========

     At December 31, 1996, deferred tax assets of $2,563,000 are classified as "other current assets" and deferred tax liabilities of $23,315,000 are classified as "other liabilities". At December 31, 1997, deferred tax assets of $3,325,000 are classified as "other current assets" and deferred tax liabilities of $25,807,000 are classified as "other liabilities".

                     TRANS-RESOURCES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     At December 31, 1997, the Company had various tax loss and credit carryovers which expire as follows:

                                            U.S. FEDERAL
                          -------------------------------------------------
                                       INVESTMENT      NET      ALTERNATIVE   STATE NET   FOREIGN NET
                           FOREIGN        TAX       OPERATING     MINIMUM     OPERATING    OPERATING
       EXPIRATION         TAX CREDIT     CREDIT       LOSS      TAX CREDIT      LOSS         LOSS
       ----------         ----------   ----------   ---------   -----------   ---------   -----------
                                                        (IN THOUSANDS)
1998....................    $2,053
1999....................     3,265
2000....................        41
2001....................        32        $200
2002....................        36
2010....................                             $22,208                   $15,600
2011....................                              17,442                    11,200
2012....................                               9,313                     9,600
Unlimited...............                                          $5,401                    $38,013
                            ------        ----       -------      ------       -------      -------
          Total.........    $5,427        $200       $48,963      $5,401       $36,400      $38,013
                            ======        ====       =======      ======       =======      =======

     Income taxes paid, including prepaid amounts, totaled approximately $3,700,000, $3,100,000 and $3,800,000, respectively, during the years ended December 31, 1995, 1996 and 1997. These amounts are exclusive of a prior year tax refund received by HCL in 1995 of approximately $4,000,000.

     No taxes on income have been provided on approximately $47,000,000 of undistributed earnings of foreign subsidiaries as of December 31, 1997, since management believes these amounts to be permanently invested.

K.  INTEREST AND OTHER INCOME -- NET

     Interest and other income -- net for the years ended December 31, 1995, 1996 and 1997 consists of the following:

                                                         1995      1996       1997
                                                        ------    -------    ------
                                                              (IN THOUSANDS)
Interest and dividend income..........................  $2,459    $ 1,408    $1,131
Security gains (losses) -- net (see Note B)...........    (413)       341     2,713
Gain on involuntary conversion (see Note D)...........   1,700      --         --
Gain on sale of potash operations (see Note A)........    --       22,579      --
Equity on earnings (losses) of Laser -- net (see Note
  B)..................................................    (478)     2,280     1,558
Other, including gains (losses) of $5,400,000 and
  ($1,600,000) in 1995 and 1996, respectively,
  relating to foreign currencies (see Note A).........   5,860     (1,160)      148
                                                        ------    -------    ------
          Total.......................................  $9,128    $25,448    $5,550
                                                        ======    =======    ======

L.  PREFERRED STOCK

     As discussed in Note G, preferred stock was issued to TPR in December, 1994. The dividend on the preferred stock is cumulative at the rate of $8.50 per share per annum. The preferred shares are non-voting and were recorded at $7,960,000, TRI's carrying value of the 9.5% Debentures held by TPR on the date of conversion. The preferred shares are redeemable, at the option of the Company,

                     TRANS-RESOURCES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

at any time, at a redemption price of $79.60 per share, plus an amount equal to cumulative dividends, accrued and unpaid thereon up to the date of redemption.

M.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     In connection with a credit agreement, Cedar has entered into five three-year interest rate swap agreements with a bank to effectively convert a portion of its floating rate debt to fixed, thereby managing its credit risk. An interest rate swap generally involves the exchange of fixed for floating rate interest payment streams on specified notional principal amounts for an agreed-upon period of time, without the exchange of the underlying principal amounts. Notional amounts often are used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller. Cedar's credit risk involves the possible default of the counter party (the bank). No collateral requirements are imposed.

     Cedar entered into the following interest rate swap agreements which are used to manage its interest-rate risk. Cedar receives variable rate payments and pays fixed rate payments. The following is a summary of the contracts outstanding (in thousands of dollars) at December 31, 1997:

                       VARIABLE
NOMINAL   FIXED RATE     RATE     MATURITY
AMOUNT       PAID      RECEIVED     DATE
-------   ----------   --------   --------
$10,000      6.17%       5.78%       10/98
 10,000      6.04%       5.78%       10/98
  7,500      5.99%       5.78%       10/98
  5,000      5.27%       5.81%        2/99
 15,000      6.70%       5.81%       10/01

     The variable rate received is tied to the three-month LIBOR rate.

N.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

                     TRANS-RESOURCES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                        DECEMBER 31, 1996         DECEMBER 31, 1997
                                      ----------------------    ----------------------
                                      CARRYING    ESTIMATED     CARRYING    ESTIMATED
                                       AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                      --------    ----------    --------    ----------
                                                       (IN THOUSANDS)
Assets:
  Marketable securities (included
     within "other current
     assets").......................  $  8,557     $  8,557     $  6,523     $  6,523
  Investments in certain securities
     (included within "other assets"
     and accounted for by the equity
     method)........................     8,290       13,454        9,848       38,824
Liabilities:
  Long-term debt....................   284,195      285,020      282,094      288,556
Off-balance sheet financial
  instruments:
  Foreign currency contracts........       659          659          503          503
  Risk management derivatives.......     --             (44)       --            (317)

     Cash and Cash Equivalents, Accounts Receivable, Short-Term Debt and Accounts Payable -- The carrying amounts of these items are a reasonable estimate of their fair value.

     Investments in Securities -- The fair value of these securities is estimated based on quoted market prices.

     Long-Term Debt -- Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used on a discounted cash flow basis to estimate fair value for debt issues for which no market quotes are available.

     Foreign Currency Contracts -- The fair value of foreign currency purchase contracts is estimated by obtaining quotes from brokers. The contractual amount of these contracts totals approximately $70,000,000 and $27,000,000 as of December 31, 1996 and 1997, respectively.

     Risk Management Derivatives -- The fair value generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date.

     The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1996 and 1997. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

O.  CONTINGENT LIABILITIES AND OTHER MATTERS

     For a description of certain pending legal proceedings, see
"Business -- Legal Proceedings", which is an integral part of these financial statements. The Company is vigorously defending against the allegations described therein.

     Management of the Company believes, based upon its assessment of the actions and claims outstanding against the Company and certain of its subsidiaries, and after discussion with counsel, that the eventual disposition of the matters referred to above should not have a material adverse effect on the financial position, future operations or liquidity of the Company. However, management

                     TRANS-RESOURCES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

of the Company cannot predict with certainty the outcome of the potash and Louisiana matters described in "Business -- Legal Proceedings".

     The production of fertilizers and chemicals involves the use, handling and processing of materials that may be considered hazardous within the meaning of applicable environmental or health and safety laws. Accordingly, the Company's operations are subject to extensive Federal, state and local regulatory requirements in the United States and regulatory requirements in Israel relating to environmental matters. Operating permits are required for the operation of the Company's facilities, and these permits are subject to revocation, modification and renewal. Government authorities have the power to enforce compliance with these regulations and permits, and violators are subject to civil and criminal penalties, including civil fines, injunctions or both. The Company has entered into consent decrees and administrative orders with certain governmental authorities which are expected to result in unspecified corrective actions -- see "Business -- Environmental Matters". There can be no assurance that the costs of such corrective actions will not be material.

     The Company has accrued for the estimated costs of facility investigations, corrective measures studies and known remedial measures relating to environmental clean-up costs. However, the Company has been unable to ascertain the range of reasonably possible costs that may be incurred for environmental clean-up costs pending completion of investigations and studies.

     Based on currently available information, Management believes that the Company's expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental actions will not have a material adverse effect on the Company's liquidity and capital resources, competitive position or financial statements. However, Management cannot assess the possible effect of compliance with future requirements.

     During the fourth quarter of 1996 and the first two quarters of 1997, the Company's operations were adversely impacted by a labor dispute at HCL (the "Haifa Labor Dispute").

     Most employees at HCL's manufacturing facility (the "Haifa Facility") are members of the "Histradrut," the Israeli national labor federation, and are represented by collective bargaining units. Terms of employment of most employees at the Haifa Facility are currently governed predominantly by a Specific Collective Agreement ("SCA") negotiated by the Company with the Histadrut, the respective unions representing the employees and representatives of the employees.

     In 1994, an agreement was signed with the unions and the representatives of the technicians and engineers at the Haifa Facility for the three year period ended December 31, 1996. In 1995, an SCA was signed with the unions and representatives of the other employees for the two year period ended December 31, 1996. In September 1996, the Company announced the cancellation of such agreements effective upon their expiration dates and its intention to negotiate a new SCA with basic changes aimed at reducing labor costs and enhancing operating flexibility for the period following December 31, 1996.

     As a result of the announced cancellation of the labor agreements, the Company suffered several work stoppages and other job actions which adversely affected productivity at the Haifa Facility during October and November 1996, including a period of temporary plant shut-down. On December 3, 1996 the plant was shut down until March 10, 1997 when a new SCA providing for certain wage freezes and reductions in benefits was signed for the three year period ending December 31, 1999. Subsequent to March 10, 1997, the Haifa Facility re-opened and gradually began production. By the end of May 1997 and subsequent thereto, the Haifa Facility was generally operating at approximately full capacity; however, there have been several periods of operations at

                     TRANS-RESOURCES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONCLUDED)

less than full capacity due to the need for increased maintenance for certain equipment resulting from the lengthy period of shut-down.

     The Company's financial results subsequent to the commencement of the Haifa Labor Dispute have been adversely affected (particularly in the fourth quarter of 1996 and the first quarter of 1997) as a result of several factors, including: (i) the increased cost of production resulting from reduced manufacturing during the periods which affected the fixed charge component of cost of sales; (ii) the cost of raw materials destroyed in the production process during work stoppages and job actions; (iii) lower gross margins due to inventory shortages which required purchases from third parties at substantially increased costs compared to the Company's costs; and (iv) increased general and administrative expenses arising from higher security and other costs. These adverse impacts were partially offset by lower labor costs during the Haifa Labor Dispute.

     Management believes that the new SCA will result in substantial cost savings for the Company compared to the costs it would otherwise have incurred during the next few years had the Company merely renewed the terms of the prior SCAs and continued the pattern of increased costs included in recent SCAs. Further, management believes that the aggregate amount of such cost savings over the next few years will substantially exceed the incremental costs experienced during the period of the Haifa Labor Dispute. Such savings commenced during the second quarter of 1997.

     Prior to 1996, HCL's last major labor dispute took place in July 1991 and related to negotiations of the SCA for 1990 and 1991. As a result of this dispute, HCL's employees went on strike for approximately four weeks during the third quarter of 1991. Prior to that, the last major labor dispute took place in 1983, which resulted in a strike of approximately two weeks.

                                                           ANNEX A TO PROSPECTUS
                  FORM OF TRANSFEREE LETTER OF REPRESENTATION

Trans-Resources, Inc.
c/o State Street Bank and Trust Company
     Corporate Trust Division, 15th Floor
     61 Broadway
     New York, New York 10006

Dear Sirs:

This certificate is delivered to request a transfer of $          principal
amount of the 10 3/4% Senior Notes due 2008 (the "Senior Notes") or a transfer
of $          principal amount at maturity of the 12% Senior Discount Notes due
2008 (the "Senior Discount Notes" and, together with the Senior Notes, the "Notes"), as the case may be, of Trans-Resources, Inc. (the "Company"). Upon transfer, the Notes would be registered in the name of the new beneficial owners as follows:

Name:
Address:
Taxpayer ID Number:

The undersigned represents and warrants to you that:

     1.  We are an institutional "accredited investor" (as defined in Rule 501
(a) (1), (2), (3) or (7) under the Securities Act of 1933 (the "Securities Act")) purchasing for our own account or for the account of such an institutional "accredited investor" at least $250,000 principal amount of the Senior Notes or $250,000 Accreted Value of the Senior Discount Notes, as the case may be, and we are acquiring the Notes not with a view to, or for offer or sale in connection with, any distribution in violation of the Securities Act. We have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the Notes and we invest in or purchase securities similar to the Notes in the normal course of our business. We and any accounts for which we are acting are each able to bear the economic risk of our or its investment.

     2. We understand that the Notes have not been registered under the Securities Act and, unless so registered, may not be sold except as permitted in the following sentence. We agree on our own behalf and on behalf of any investor account for which we are purchasing Notes to offer, sell or otherwise transfer such Notes prior to the date which is two years after the later of the date of original issue and the last date on which the Company or any affiliate of the Company was the owner of such Notes (or any predecessor thereto) (the "Resale Restriction Termination Date") only (a) to the Company, (b) pursuant to a registration statement which has been declared effective under the Securities Act, (c) in a transaction complying with the requirements of Rule 144A under the Securities Act, to a person we reasonably believe is a qualified institutional buyer under Rule 144A (a "QIB") that purchases for its own account or for the account of a QIB and to whom notice is given that the transfer is being made in reliance on Rule 144A, (d) pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act, (e) to an institutional "accredited investor" within the meaning of Rule 501 (a)
(1), (2), (3) or (7) under the Securities Act that is purchasing for its own account or for the account of such an institutional "accredited investor," in each case in a minimum principal amount of Senior Notes of $250,000 or $250,000 Accreted Value of the Senior Discount Notes, as the case may be, or (f) pursuant to any other available exemption from the registration requirements of the Securities Act, subject in each of the foregoing cases to any requirement of law that the disposition of our property or the property of such investor account or accounts be at all times within our or their control and in compliance with any applicable state securities laws. The foregoing restrictions on sale will not apply subsequent to the Resale Restriction Termination Date. If any resale or other transfer of the Notes is proposed to be made pursuant to clause (e) above prior to the Resale Restriction Termination Date, the transferor shall deliver a letter from the transferee substantially in the form of this letter to the Company and the applicable Trustee which shall provide, among other things, that the transferee is an institutional "accredited investor" within the meaning of Rule 501(a) (1), (2), (3) or (7) under the Securities Act and that it is acquiring such Notes for investment purposes and not for distribution in violation of the Securities Act. Each purchaser acknowledges that the Company and the applicable Trustee reserve the right prior to any offer, sale or other transfer prior to the Resale Restriction Termination Date of the Notes pursuant to clause (d), (e) or (f) to require the delivery of an opinion of counsel, certificates and/or other information satisfactory to the Company and the applicable Trustee.

Dated:                                   TRANSFEREE:

                                                 -------------------------------
                                         BY:

                                           -------------------------------------

============================================================
NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

------------------------------------------------------------

TABLE OF CONTENTS


                                                  PAGE
                                                  ----
Available Information...........................    3
Summary.........................................    5
Risk Factors....................................   22
The Refinancing.................................   29
Use of Proceeds.................................   30
Capitalization..................................   31
Selected Historical Consolidated Financial
  Data..........................................   32
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................   33
Exchange and Registration Rights Agreements;
  Purpose of the Exchange Offer.................   41
The Exchange Offer..............................   43
Industry........................................   51
Business........................................   55
Management......................................   70
Security Ownership of Certain Beneficial Owners
  and Management................................   74
Certain Relationships and Related
  Transactions..................................   74
Description of Certain Indebtedness.............   75
Description of the New Notes....................   78
Book Entry; Delivery and Form...................  106
Certain United States Federal Income Tax
  Considerations................................  109
Plan of Distribution............................  113
Conditions in Israel............................  114
Legal Matters...................................  117
Experts.........................................  117
Index to Consolidated Financial Statements......  F-1
Annex A -- Form of Transferee Letter of
  Representation................................  A-1


============================================================
============================================================

TRANS-RESOURCES, INC.

OFFER TO EXCHANGE
10 3/4% SENIOR NOTES DUE 2008, SERIES B
FOR ANY AND ALL OUTSTANDING
10 3/4% SENIOR NOTES DUE 2008, SERIES A

AND

12% SENIOR DISCOUNT NOTES DUE 2008, SERIES B
FOR ANY AND ALL OUTSTANDING
12% SENIOR DISCOUNT NOTES DUE 2008, SERIES A

                             [TRANSRESOURCES LOGO]
                              --------------------
                                   PROSPECTUS
                              --------------------

                                  MAY 14, 1998

============================================================

                             [TRANSRESOURCES LOGO]

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except
(i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for the unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

     Section 145 of the DGCL empowers a corporation to indemnify, subject to the standards set forth therein, any person in connection with any action, suit or proceeding brought before or threatened by reason of the fact that the person was a director, officer, employee or agent of such corporation, or is or was serving as such with respect to another entity at the request of such corporation. The DGCL also provides that the corporation may purchase insurance on behalf of any such director, officer, employee or agent.

     Article Seventh of the Certificate of Incorporation of the Company provides as follows:

     SEVENTH: (d) Each Director, officer and employee, past or present, of the Corporation, and each person who serves or may have served at the request of the Corporation as a Director, Trustee, officer or employee of another corporation, association, trust or other entity and their respective heirs, administrators and executors, shall be indemnified by the Corporation in accordance with, and to the fullest extent permitted by, the provisions of the General Corporation Law of the State of Delaware as it may from time to time be amended. Each agent of the Corporation and each person who serves or may have served at the request of the Corporation as an agent of another corporation, or as an employee or agent of any partnership, joint venture, trust or other enterprise may, in the discretion of the Board of Directors, be indemnified by the Corporation to the same extent as provided herein with respect to Directors, officers and employees of the Corporation. The provisions of this paragraph (d) shall apply to any member of any Committee appointed by the Board of Directors as fully as though such person shall have been an officer or Director of the Corporation.

     (e) A Director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit.

     (f) The provisions of this Article Seventh shall be in addition to and not in limitation of any other rights, indemnities, or limitations of liability to which any Director or officer may be entitled, as a matter of law or under any By-Law, agreement, vote of stockholders or otherwise.

     Article VIII of the Company's By-Laws contains the following provisions:

     Each director, officer and employee, past or present of the corporation, and each person who serves or may have served at the request of the corporation as a director, officer or employee of another corporation and their respective heirs, administrators and executors, shall be indemnified by the corporation in accordance with, and to the fullest extent permitted by, the provisions of the General Corporation Law of the State of Delaware as it may from time to time be amended. Each agent of the corporation and each person who serves or may have served at the request of the corporation as an agent of another corporation, or as an employee or agent of any partnership, joint venture, trust or other enterprise may, in the discretion of the board of directors, be indemnified by the corporation to the same extent as provided herein with respect to directors, officers and employees of the corporation. The provisions of this Article VIII shall apply to any member of any committee appointed by the board of directors as fully as though such person shall have been an officer or director of the corporation.

     The board of directors may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the Certificate of Incorporation, By-Laws, or the General Corporation Law.

     The provisions of this Article VIII shall be in addition to and not in limitation of any other rights, indemnities, or limitations of liability to which any person may be entitled, as a matter of law or under the Certificate of Incorporation, By-Laws, agreement, vote of stockholders or otherwise.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

EXHIBIT                          DESCRIPTION
-------                          -----------
 2.1     Asset Purchase Agreement dated as of May 21, 1996, by and
         among Mississippi Chemical Corporation, Mississippi
         Acquisition I, Inc., Mississippi Acquisition II, Inc., New
         Mexico Potash Corporation and Eddy Potash, Inc., filed as
         Exhibit 2.1 to the Company's Current Report on Form 8-K for
         August 16, 1996 (the "Form 8-K"), which is incorporated
         herein by reference. The Company hereby agrees to furnish
         supplementally to the Securities and Exchange Commission
         upon request a copy of any omitted schedule or exhibit, all of which are listed at the end of the Table of Contents to
         the Asset Purchase Agreement.                                        *
 2.2     Amendment to Asset Purchase Agreement, dated August 16,
         1996, filed as Exhibit 2.2 to the Form 8-K, which is
         incorporated herein by reference. The Company hereby agrees to furnish supplementally to the Securities and Exchange
         Commission upon request a copy of any omitted exhibit, all
         of which are referenced on the first page of the Amendment.          *
 3.1     Certificate of Incorporation of the Company, as amended (in restated form), filed as Exhibit 3.1 to the Company's Annual
         Report on Form 10-K for the year ended December 31, 1994
         (the "1994 Form 10-K"), which is incorporated herein by
         reference.                                                           *
 3.2     By-laws of the Company, filed as Exhibit 3.2 to the
         Company's Annual Report on Form 10-K for the year ended
         December 31, 1991 (the "1991 Form 10-K"), which is
         incorporated herein by reference.                                    *
 4.1     Indenture, dated as of March 30, 1993 between the Company
         and Regions Bank (formerly First Alabama Bank), as Trustee
         ("Regions Bank"), relating to the 11 7/8% Senior
         Subordinated Notes due 2002 (the "11 7/8% Notes"), filed as
         Exhibit 4.1 to the Registration Statement of the Company on
         Form S-1, filed on April 16, 1993, as amended, Registration
         No. 33-61158, which is incorporated herein by reference.             *
 4.2     Form of 11 7/8% Senior Subordinated Notes due 2002, Series A
         and Series B (contained in Exhibit 4.1 as Exhibit A and B
         thereto, respectively)                                               *
 4.3     First Supplemental Indenture, dated as of February 27, 1998, between the Company and Regions Bank, relating to the
         11 7/8% Notes, filed as Exhibit 4.3 to the Company's Annual
         Report on Form 10-K for the year ended December 31, 1997
         (the "1997 Form 10-K"), which is incorporated herein by
         reference.                                                           *

EXHIBIT                          DESCRIPTION
-------                          -----------
 4.4     Indenture, dated as of March 16, 1998, between the Company and State Street Bank and Trust Company ("State Street"), as
         Trustee, relating to the 10 3/4% Senior Notes due 2008 (the
         "10 3/4% Notes"), filed as Exhibit 4.4 to the 1997 Form
         10-K, which is incorporated herein by reference.                     *
 4.5     Form of 10 3/4% Senior Notes due 2008, Series A and Series B
         (contained in Exhibit 4.4 as Exhibit A and B thereto,
         respectively).
 4.6     Indenture, dated as of March 16, 1998, between the Company and State Street, as Trustee, relating to the 12% Senior
         Discount Notes due 2008 (the "12% Notes"), filed as Exhibit
         4.6 to the 1997 Form 10-K, which is incorporated herein by
         reference.                                                           *
 4.7     Form of 12% Senior Discount Notes due 2008, Series A and
         Series B (contained in Exhibit 4.6 as Exhibit A and B
         thereto, respectively).                                              *
 4.8     Exchange and Registration Rights Agreement, dated March 16,
         1998, among the Company, Chase Securities Inc. ("CSI") and
         Donaldson Lufkin & Jenrette Securities Corporation ("DLJ"),
         relating to the 10 3/4% Notes, filed as Exhibit 4.8 to the
         1997 Form 10-K, which is incorporated herein by reference.           *
 4.9     Exchange and Registration Rights Agreement, dated March 16,
         1998, among the Company, CSI and DLJ, relating to the 12%
         Notes, filed as Exhibit 4.9 to the 1997 Form 10-K, which is
         incorporated herein by reference.                                    *
 4.10    Credit Agreement, dated as of November 3, 1995 and Amended and Restated as of July 31, 1997 (the "Cedar Credit
         Agreement"), among Cedar Chemical Corporation, the Lenders listed on the signature pages thereof and the Chase
         Manhattan Bank, as Administrative Agent (exhibits and
         schedules omitted), filed as Exhibit 10.16 to the Company's
         Quarterly Report on Form 10-Q for the quarterly period ended
         June 30, 1997, which is incorporated herein by reference.            *
 4.11    Amendment No. 1, dated as of February 26, 1998, to the Cedar
         Credit Agreement, filed as Exhibit 4.11 to the 1997 Form
         10-K, which is incorporated herein by reference.                     *
         Certain instruments which define the rights of holders of
         long-term debt of the Company and its consolidated
         subsidiaries have not been filed as Exhibits to this
         Registration Statement since the total amount of securities authorized under any such instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a
         consolidated basis, as of December 31, 1997. For a
         description of such indebtedness see Note G of Notes to
         Consolidated Financial Statements. The Company agrees to
         furnish copies of such instruments to the Securities and
         Exchange Commission upon its request.
 5.1     Opinion of Rubin Baum Levin Constant & Friedman.
10.1     Potash Sales Agreement between Haifa Chemicals Ltd. and Dead
         Sea Works Limited, dated as of January 1, 1990, concerning the supply of potash, filed as Exhibit 10.1 to the 1997 Form
         10-K, which is incorporated herein by reference.                     *
10.2     Agreement of Use of Ammonia Pipeline between Haifa Chemicals
         Ltd. and Oil Refineries Ltd., dated August 7, 1977, as
         amended, concerning the use of an ammonia pipeline, filed as
         Exhibit 10.8 to the Registration Statement of the Company on
         Form S-1, filed on January 30, 1987, as amended,
         Registration No. 33-11634 (the "1987 Form S-1") which is
         incorporated herein by reference.                                    *
10.3     Lease between Haifa Chemicals Ltd. and Oil Refineries Ltd., dated December 20, 1968, concerning real property, filed as
         Exhibit 10.9 to the 1987 Form S-1, which is incorporated
         herein by reference.                                                 *
10.4     Lease between Haifa Chemicals Ltd. and Oil Refineries Ltd., dated March 31, 1974, concerning real property, filed as
         Exhibit 10.10 to the 1987 Form S-1, which is incorporated
         herein by reference.                                                 *

EXHIBIT                          DESCRIPTION
-------                          -----------
10.5     Lease between Haifa Chemicals Ltd. and Oil Refineries Ltd., dated April 5, 1978, concerning real property, filed as
         Exhibit 10.11 to the 1987 Form S-1, which is incorporated
         herein by reference.                                                 *
10.6     Lease between Haifa Chemicals Ltd. and Oil Refineries Ltd., dated June 25, 1978, concerning real property, filed as
         Exhibit 10.12 to the 1987 Form S-1, which is incorporated
         herein by reference.                                                 *
10.7     Lease between Haifa Chemicals Ltd. and Oil Refineries Ltd., dated September 25, 1986, concerning real property, filed as
         Exhibit 10.13 to the 1987 Form S-1, which is incorporated
         herein by reference.                                                 *
10.8     Agreement between the Company and Thomas G. Hardy, dated
         March 22, 1994, concerning incentive bonus compensation,
         including, as Exhibit A thereto, the related Trust
         Agreement, filed as Exhibit 10.10 to the Company's Annual
         Report on Form 10-K for the year ended December 31, 1993,
         which is incorporated herein by reference.                           *
10.9     Employment Agreement between the Company and Thomas G.
         Hardy, dated as of June 1, 1993, filed as Exhibit 10.11 to the 1994 Form 10-K, which is incorporated herein by
         reference.                                                           *
10.10    Salary Continuation Agreement between the Company and Lester
         W. Youner, dated as of August 24, 1994, filed as Exhibit
         10.12 to the 1994 Form 10-K, which is incorporated herein by
         reference.                                                           *
10.11    Tax Sharing Agreement, dated as of December 30, 1991, among
         TPR Investment Associates, Inc., the Company, EDP, Inc.,
         Nine West Corporation, TR Media Corporation and Cedar
         Chemical Corporation, filed as Exhibit 10.23 to the 1991
         Form 10-K, which is incorporated herein by reference.                *
10.12    Split Dollar Insurance Agreement, entered into as of August
         26, 1988, between the Company and Arie Genger, filed as
         Exhibit 10.27 to the Registration Statement of the Company
         on Form S-1, filed on October 20, 1992, as amended,
         Registration No. 33-53486, which is incorporated herein by
         reference.                                                           *
10.13    Split Dollar Agreement and Collateral Assignment, made as of
         December 31, 1996, between the Company and the trustees of the Arie Genger 1995 Life Insurance Trust, filed as Exhibit
         10.13 to the 1997 Form 10-K, which is incorporated herein by
         reference.                                                           *
10.14    Lease contract between Haifa Chemicals South, Ltd. and
         Israel Land Administration Authority, dated as of March 6,
         1995, concerning real property, filed as Exhibit 10.14 to
         the 1997 Form 10-K, which is incorporated herein by
         reference.                                                           *
10.15    Potash Sales Agreement between Haifa Chemicals South, Ltd.
         and Dead Sea Works Limited, dated April 24, 1995, concerning the supply of potash, filed as Exhibit 10.15 to the 1997
         Form 10-K, which is incorporated herein by reference.                *
12.1     Computation of Ratio of Earnings to Fixed Charges.                  **
21       Subsidiaries of the Company, filed as Exhibit 21 to the 1997
         Form 10-K, which is incorporated herein by reference.                *
23.1     Consent of Deloitte & Touche LLP and Report on Financial
         Statement Schedule.
23.2     Consent of Price Waterhouse LLP.
23.3     Consent of Rubin Baum Levin Constant & Friedman (included in
         Opinion filed as Exhibit 5.1).
24       Power of Attorney authorizing Lester W. Youner to sign this
         Registration Statement and any amendments hereto on behalf
         of the principal executive officer and the directors.               **
25       Statement of Eligibility of Trustee.                                **
99.1     Form of Letter of Transmittal for 10 3/4% Notes with respect to the Exchange Offer.

EXHIBIT                          DESCRIPTION
-------                          -----------
99.2     Form of Letter of Transmittal for 12% Notes with respect to the Exchange Offer.
99.3     Form of Notice of Guaranteed Delivery with respect to the
         Exchange Offer.
99.4     Form of Instruction to Registered Holder and/or Book-Entry
         Transfer Participant from Beneficial Owner relating to the
         10 3/4% Notes.
99.5     Form of Instruction to Registered Holder and/or Book-Entry
         Transfer Participant from Beneficial Owner relating to the
         12% Notes.
99.6     Form of Letter to clients.
99.7     Form of Letter to Registered Holders and The Depository
         Trust Company.

---------------
 *  Incorporated by reference


**  Previously filed as an Exhibit to this Registration Statement


     (b) Financial Statement Schedule:

                                                              PAGE
                                                              ----
Schedule I -- Condensed Financial Information of Registrant,
  as of December 31, 1996 and 1997 and for the Years Ended
  December 31, 1995, 1996 and 1997..........................  S-1

Certain schedules, other than as listed above, are omitted because of the absence of the conditions under which they are required or because the information required therein is set forth in the financial statements or the notes thereto.

ITEM 22.  UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

        provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON THE 14TH DAY OF MAY, 1998.


                                             Trans-Resources, Inc.
                                              (Registrant)

                                          By /s/ LESTER W. YOUNER
                                            ------------------------------------
                                            Lester W. Youner
                                            Vice President, Treasurer
                                            and Chief Financial Officer and
                                             Secretary


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED:



PRINCIPAL EXECUTIVE OFFICER:
     ARIE GENGER
     Chairman of the Board and Chief
     Executive Officer
PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER:
     LESTER W. YOUNER
     Vice President, Treasurer and Chief
     Financial Officer and Secretary
                                                  By /s/ LESTER W. YOUNER
                                                  -----------------------------------------
                                                     Lester W. Youner
                                                  For Himself and As Attorney-In-Fact
Directors:
     Arie Genger                                  Dated: May 14, 1998
     Thomas G. Hardy
     Martin A. Coleman
     Sash A. Spencer



     POWERS OF ATTORNEY AUTHORIZING LESTER W. YOUNER TO SIGN THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT AND ANY FURTHER AMENDMENTS TO THE REGISTRATION STATEMENT ON BEHALF OF THE PRINCIPAL EXECUTIVE OFFICER AND THE DIRECTORS HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                                                      SCHEDULE I

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                             TRANS-RESOURCES, INC.

                                 BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 20,261    $ 12,924
  Receivables and other assets..............................     8,925       8,854
  Prepaid expenses..........................................       466       2,741
                                                              --------    --------
          Total Current Assets..............................    29,652      24,519
INVESTMENTS IN SUBSIDIARIES.................................    91,363      93,363
DUE FROM SUBSIDIARIES -- net................................     5,699       4,894
OTHER ASSETS................................................    26,650      28,393
                                                              --------    --------
          Total.............................................  $153,364    $151,169
                                                              ========    ========
            LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES --
  Accrued expenses and other current liabilities............  $  9,899    $  7,203
                                                              --------    --------
LONG-TERM DEBT -- net:
  Senior indebtedness, notes payable and other
     obligations............................................        --       3,000
  Senior subordinated debt -- net...........................   114,175     114,288
                                                              --------    --------
          Long-Term Debt -- net (Note)......................   114,175     117,288
                                                              --------    --------
OTHER LIABILITIES...........................................     3,036       3,071
                                                              --------    --------
STOCKHOLDER'S EQUITY:
  Preferred stock, $1.00 par value, 100,000 shares
     authorized, issued and outstanding.....................     7,960       7,960
  Common stock, $.01 par value, 3,000 shares authorized,
     issued and outstanding.................................        --          --
  Additional paid-in capital................................     8,682       8,682
  Retained earnings.........................................     9,345       6,203
  Cumulative translation adjustment.........................      (367)        (67)
  Unrealized gain on marketable securities..................       634         829
                                                              --------    --------
     Total Stockholder's Equity.............................    26,254      23,607
                                                              --------    --------
          Total.............................................  $153,364    $151,169
                                                              ========    ========

---------------
Note -- The aggregate maturities of long-term debt during the next five years, after giving effect to the Refinancing of the 11 7/8% Notes referred to in Note G of Notes to Consolidated Financial Statements is approximately as follows: 1998 -- $0; 1999 -- $0; 2000 -- $1,000,000;
        2001 -- $1,000,000 and 2002 -- $1,000,000.

                                                                      SCHEDULE I
                                                                     (CONTINUED)
                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                             TRANS-RESOURCES, INC.

                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                            1995        1996        1997
                                                          --------    --------    --------
                                                                   (IN THOUSANDS)
REVENUES -- EQUITY IN NET EARNINGS OF SUBSIDIARIES:
  Dividends received from subsidiaries..................  $  8,609    $ 76,556    $ 13,400
  Undistributed (dividends in excess of) earnings of
     subsidiaries.......................................     7,021     (55,685)      1,693
                                                          --------    --------    --------
     Total..............................................    15,630      20,871      15,093
COSTS AND EXPENSES......................................    (4,148)     (4,559)     (6,142)
INTEREST EXPENSE........................................   (22,250)    (15,568)    (14,324)
INTEREST AND OTHER INCOME -- Net........................     1,868       2,024       3,666
                                                          --------    --------    --------
INCOME (LOSS) BEFORE INCOME TAXES AND EXTRAORDINARY
  ITEM..................................................    (8,900)      2,768      (1,707)
INCOME TAX BENEFIT......................................     2,042       8,425       3,151
                                                          --------    --------    --------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM.................    (6,858)     11,193       1,444
EXTRAORDINARY ITEM -- Loss on repurchase of debt (no
  income tax benefit)...................................      (103)       (553)         --
                                                          --------    --------    --------
NET INCOME (LOSS).......................................  $ (6,961)   $ 10,640    $  1,444
                                                          ========    ========    ========

                                                                      SCHEDULE I
                                                                     (CONCLUDED)

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                             TRANS-RESOURCES, INC.

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                              1995        1996       1997
                                                            --------    --------    -------
                                                                    (IN THOUSANDS)
OPERATING ACTIVITIES AND WORKING CAPITAL MANAGEMENT:
  Operations:
     Net income (loss)..................................    $ (6,961)   $ 10,640    $ 1,444
     Items not requiring (providing) cash:
       Unremitted earnings of subsidiaries..............      (7,021)     55,685     (1,693)
       Depreciation and amortization....................       1,147         478      1,363
       Increase in other liabilities....................          31          33         35
       Deferred taxes and other -- net..................      (1,064)     (4,314)    (1,148)
                                                            --------    --------    -------
     Total..............................................     (13,868)     62,522          1
  Working capital management:
     Receivables and other current assets...............       6,115        (546)      (312)
     Prepaid expenses...................................        (251)       (175)    (2,275)
     Accrued expenses and other current liabilities.....      (4,118)     (1,066)    (2,696)
                                                            --------    --------    -------
  Cash provided by (used in) operations and working
     capital management.................................     (12,122)     60,735     (5,282)
                                                            --------    --------    -------
INVESTMENT ACTIVITIES:
  Additions to property, plant and equipment............          (3)        (21)       (29)
  Sales of marketable securities and short-term
     investments, including in 1995 liquidation of CD's
     securing a bank loan...............................     132,436       1,987      8,035
  Purchases of marketable securities and short-term
     investments........................................      (4,371)     (9,354)    (7,652)
  Other -- net..........................................       7,207       6,213       (823)
                                                            --------    --------    -------
  Cash provided by (used in) investment activities......     135,269      (1,175)      (469)
                                                            --------    --------    -------
FINANCING ACTIVITIES:
  Increase in long-term debt............................          --          --      3,000
  Repurchases, payments and current maturities of long-
     term debt..........................................    (113,250)    (51,000)        --
  Dividends to stockholders.............................      (1,707)     (6,059)    (4,586)
                                                            --------    --------    -------
  Cash provided by (used in) financing activities.......    (114,957)    (57,059)    (1,586)
                                                            --------    --------    -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       8,190       2,501     (7,337)
CASH AND CASH EQUIVALENTS:
  Beginning of year.....................................       9,570      17,760     20,261
                                                            --------    --------    -------
  End of year...........................................    $ 17,760    $ 20,261    $12,924
                                                            ========    ========    =======
Interest paid...........................................    $ 23,289    $ 16,446    $13,666
                                                            ========    ========    =======
Income taxes paid.......................................    $  3,255    $  2,268    $ 3,339
                                                            ========    ========    =======

                                EXHIBIT INDEX
                                -------------

EXHIBIT                          DESCRIPTION
-------                          -----------

 2.1     Asset Purchase Agreement dated as of May 21, 1996, by and
         among Mississippi Chemical Corporation, Mississippi
         Acquisition I, Inc., Mississippi Acquisition II, Inc., New
         Mexico Potash Corporation and Eddy Potash, Inc., filed as
         Exhibit 2.1 to the Company's Current Report on Form 8-K for
         August 16, 1996 (the "Form 8-K"), which is incorporated
         herein by reference. The Company hereby agrees to furnish supplementally to the Securities and Exchange Commission upon request a copy of any omitted schedule or exhibit, all of which are listed at the end of the Table of Contents to
         the Asset Purchase Agreement.                                        *

 2.2     Amendment to Asset Purchase Agreement, dated August 16,
         1996, filed as Exhibit 2.2 to the Form 8-K, which is
         incorporated herein by reference. The Company hereby agrees to furnish supplementally to the Securities and Exchange
         Commission upon request a copy of any omitted exhibit, all
         of which are referenced on the first page of the Amendment.          *

 3.1     Certificate of Incorporation of the Company, as amended (in restated form), filed as Exhibit 3.1 to the Company's Annual
         Report on Form 10-K for the year ended December 31, 1994
         (the "1994 Form 10-K"), which is incorporated herein by
         reference.                                                           *

 3.2     By-laws of the Company, filed as Exhibit 3.2 to the
         Company's Annual Report on Form 10-K for the year ended
         December 31, 1991 (the "1991 Form 10-K"), which is
         incorporated herein by reference.                                    *

 4.1     Indenture, dated as of March 30, 1993 between the Company
         and Regions Bank (formerly First Alabama Bank), as Trustee
         ("Regions Bank"), relating to the 11 7/8% Senior
         Subordinated Notes due 2002 (the "11 7/8% Notes"), filed as
         Exhibit 4.1 to the Registration Statement of the Company on
         Form S-1, filed on April 16, 1993, as amended, Registration
         No. 33-61158, which is incorporated herein by reference.             *

 4.2     Form of 11 7/8% Senior Subordinated Notes due 2002, Series A
         and Series B (contained in Exhibit 4.1 as Exhibit A and B
         thereto, respectively)                                               *

 4.3     First Supplemental Indenture, dated as of February 27, 1998, between the Company and Regions Bank, relating to the
         11 7/8% Notes, filed as Exhibit 4.3 to the Company's Annual
         Report on Form 10-K for the year ended December 31, 1997
         (the "1997 Form 10-K"), which is incorporated herein by
         reference.                                                           *

 4.4     Indenture, dated as of March 16, 1998, between the Company and State Street Bank and Trust Company ("State Street"), as
         Trustee, relating to the 10 3/4% Senior Notes due 2008 (the
         "10 3/4% Notes"), filed as Exhibit 4.4 to the 1997 Form
         10-K, which is incorporated herein by reference.                     *

 4.5 Form of 10 3/4% Senior Notes due 2008, Series A and Series B (contained in Exhibit 4.4 as Exhibit A and B thereto, respectively).

 4.6     Indenture, dated as of March 16, 1998, between the Company and State Street, as Trustee, relating to the 12% Senior
         Discount Notes due 2008 (the "12% Notes"), filed as Exhibit
         4.6 to the 1997 Form 10-K, which is incorporated herein by
         reference.                                                           *

 4.7     Form of 12% Senior Discount Notes due 2008, Series A and
         Series B (contained in Exhibit 4.6 as Exhibit A and B
         thereto, respectively).                                              *

 4.8     Exchange and Registration Rights Agreement, dated March 16,
         1998, among the Company, Chase Securities Inc. ("CSI") and
         Donaldson Lufkin & Jenrette Securities Corporation ("DLJ"),
         relating to the 10 3/4% Notes, filed as Exhibit 4.8 to the
         1997 Form 10-K, which is incorporated herein by reference.           *

 4.9     Exchange and Registration Rights Agreement, dated March 16,
         1998, among the Company, CSI and DLJ, relating to the 12%
         Notes, filed as Exhibit 4.9 to the 1997 Form 10-K, which is
         incorporated herein by reference.                                    *

 4.10    Credit Agreement, dated as of November 3, 1995 and Amended and Restated as of July 31, 1997 (the "Cedar Credit
         Agreement"), among Cedar Chemical Corporation, the Lenders listed on the signature pages thereof and the Chase
         Manhattan Bank, as Administrative Agent (exhibits and
         schedules omitted), filed as Exhibit 10.16 to the Company's
         Quarterly Report on Form 10-Q for the quarterly period ended
         June 30, 1997, which is incorporated herein by reference.            *

 4.11    Amendment No. 1, dated as of February 26, 1998, to the Cedar
         Credit Agreement, filed as Exhibit 4.11 to the 1997 Form
         10-K, which is incorporated herein by reference.                     *

         Certain instruments which define the rights of holders of long-term debt of the Company and its consolidated subsidiaries have not been filed as Exhibits to this Registration Statement since the total amount of securities authorized under any such instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis, as of December 31, 1997. For a description of such indebtedness see Note G of Notes to Consolidated Financial Statements. The Company agrees to furnish copies of such instruments to the Securities and Exchange Commission upon its request.

 5.1     Opinion of Rubin Baum Levin Constant & Friedman.

10.1     Potash Sales Agreement between Haifa Chemicals Ltd. and Dead
         Sea Works Limited, dated as of January 1, 1990, concerning the supply of potash, filed as Exhibit 10.1 to the 1997 Form
         10-K, which is incorporated herein by reference.                     *

10.2     Agreement of Use of Ammonia Pipeline between Haifa Chemicals
         Ltd. and Oil Refineries Ltd., dated August 7, 1977, as
         amended, concerning the use of an ammonia pipeline, filed as
         Exhibit 10.8 to the Registration Statement of the Company on
         Form S-1, filed on January 30, 1987, as amended,
         Registration No. 33-11634 (the "1987 Form S-1") which is
         incorporated herein by reference.                                    *

10.3     Lease between Haifa Chemicals Ltd. and Oil Refineries Ltd., dated December 20, 1968, concerning real property, filed as
         Exhibit 10.9 to the 1987 Form S-1, which is incorporated
         herein by reference.                                                 *

10.4     Lease between Haifa Chemicals Ltd. and Oil Refineries Ltd., dated March 31, 1974, concerning real property, filed as
         Exhibit 10.10 to the 1987 Form S-1, which is incorporated
         herein by reference.                                                 *

10.5     Lease between Haifa Chemicals Ltd. and Oil Refineries Ltd., dated April 5, 1978, concerning real property, filed as
         Exhibit 10.11 to the 1987 Form S-1, which is incorporated
         herein by reference.                                                 *

10.6     Lease between Haifa Chemicals Ltd. and Oil Refineries Ltd., dated June 25, 1978, concerning real property, filed as
         Exhibit 10.12 to the 1987 Form S-1, which is incorporated
         herein by reference.                                                 *

10.7     Lease between Haifa Chemicals Ltd. and Oil Refineries Ltd., dated September 25, 1986, concerning real property, filed as
         Exhibit 10.13 to the 1987 Form S-1, which is incorporated
         herein by reference.                                                 *

10.8     Agreement between the Company and Thomas G. Hardy, dated
         March 22, 1994, concerning incentive bonus compensation,
         including, as Exhibit A thereto, the related Trust
         Agreement, filed as Exhibit 10.10 to the Company's Annual
         Report on Form 10-K for the year ended December 31, 1993,
         which is incorporated herein by reference.                           *

10.9     Employment Agreement between the Company and Thomas G.
         Hardy, dated as of June 1, 1993, filed as Exhibit 10.11 to the 1994 Form 10-K, which is incorporated herein by
         reference.                                                           *

10.10    Salary Continuation Agreement between the Company and Lester
         W. Youner, dated as of August 24, 1994, filed as Exhibit
         10.12 to the 1994 Form 10-K, which is incorporated herein by
         reference.                                                           *

10.11    Tax Sharing Agreement, dated as of December 30, 1991, among
         TPR Investment Associates, Inc., the Company, EDP, Inc.,
         Nine West Corporation, TR Media Corporation and Cedar
         Chemical Corporation, filed as Exhibit 10.23 to the 1991
         Form 10-K, which is incorporated herein by reference.                *

10.12    Split Dollar Insurance Agreement, entered into as of August
         26, 1988, between the Company and Arie Genger, filed as
         Exhibit 10.27 to the Registration Statement of the Company
         on Form S-1, filed on October 20, 1992, as amended,
         Registration No. 33-53486, which is incorporated herein by
         reference.                                                           *

10.13    Split Dollar Agreement and Collateral Assignment, made as of
         December 31, 1996, between the Company and the trustees of the Arie Genger 1995 Life Insurance Trust, filed as Exhibit
         10.13 to the 1997 Form 10-K, which is incorporated herein by
         reference.                                                           *

10.14    Lease contract between Haifa Chemicals South, Ltd. and
         Israel Land Administration Authority, dated as of March 6,
         1995, concerning real property, filed as Exhibit 10.14 to
         the 1997 Form 10-K, which is incorporated herein by
         reference.                                                           *

10.15    Potash Sales Agreement between Haifa Chemicals South, Ltd.
         and Dead Sea Works Limited, dated April 24, 1995, concerning the supply of potash, filed as Exhibit 10.15 to the 1997
         Form 10-K, which is incorporated herein by reference.                *

12.1     Computation of Ratio of Earnings to Fixed Charges.                  **

21       Subsidiaries of the Company, filed as Exhibit 21 to the 1997
         Form 10-K, which is incorporated herein by reference.                *

23.1     Consent of Deloitte & Touche LLP and Report on Financial
         Statement Schedule.

23.2     Consent of Price Waterhouse LLP.

23.3 Consent of Rubin Baum Levin Constant & Friedman (included in Opinion filed as Exhibit 5.1).

24 Power of Attorney authorizing Lester W. Youner to sign this Registration Statement and any amendments hereto on behalf
         of the principal executive officer and the directors.               **

25       Statement of Eligibility of Trustee.                                **

99.1 Form of Letter of Transmittal for 10 3/4% Notes with respect to the Exchange Offer.

99.2 Form of Letter of Transmittal for 12% Notes with respect to the Exchange Offer.

99.3 Form of Notice of Guaranteed Delivery with respect to the Exchange Offer.

99.4 Form of Instruction to Registered Holder and/or Book-Entry Transfer Participant from Beneficial Owner relating to the 10 3/4% Notes.

99.5 Form of Instruction to Registered Holder and/or Book-Entry Transfer Participant from Beneficial Owner relating to the 12% Notes.

99.6     Form of Letter to clients.

99.7     Form of Letter to Registered Holders and The Depository
         Trust Company.

---------------
 *  Incorporated by reference

**  Previously filed as an Exhibit to this Registration Statement